CONFIDENTIAL TREATMENT REQUESTED BY SERA PROGNOSTICS, INC.
PURSUANT TO 17 C.F.R. SECTION 200.83
As confidentially submitted to the Securities and Exchange Commission on May 5, 2021. This Amendment No. 1 to the Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SERA PROGNOSTICS, INC.
(Exact name of Registrant as specified in its charter)
Delaware	8071	26-1911522
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109
(801) 990-0520
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gregory C. Critchfield, M.D., M.S.
President and Chief Executive Officer
Sera Prognostics, Inc.
2749 East Parleys Way
Suite 200
Salt Lake City, UT 84109
(801) 990-0520
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan L. Kravetz Megan N. Gates Daniel H. Follansbee Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Edwin M. O’Connor Seo Salimi Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities being Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share

(1)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes offering price of shares that the underwriters have the option to purchase.

(2)
Estimated solely for purposes of computing the amount of the registration fee.

(3)
Registration fee will be paid when registration statement is first publicly filed under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION)
Issued            , 2021
PRELIMINARY PROSPECTUS
SHARES
COMMON STOCK

This is an initial public offering of shares of common stock of Sera Prognostics, Inc. We are selling            shares of our common stock. We currently expect that the initial public offering price will be between $      and $      per share of common stock.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional            shares of common stock to cover over-allotments, if any.
We have applied to list our common stock on The Nasdaq Global Market under the symbol “SERA.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 14.
We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Sera Prognostics, Inc.	$	$

(1)
See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment on or about      , 2021.

Citigroup	Cowen	William Blair

Prospectus dated            , 2021.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.
“Sera,” “PreTRM,” “The Pregnancy Company” and our logo are our trademarks. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames. Unless the context otherwise requires, we use the terms “Sera,” “Company,” “we,” “us” and “our” in this prospectus to refer to Sera Prognostics, Inc.

i

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making an investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.
Overview
We are a women’s health diagnostic company utilizing our proprietary proteomics and bioinformatics platform to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests, with an initial focus on improving pregnancy outcomes. We believe that our method of combining the disciplines of proteomics and bioinformatics with rigorous clinical testing and economic analysis enables us to provide physicians and patients with actionable data and information designed to result in better maternal and neonatal health at lower cost. Our vision is to deliver pivotal and actionable information to pregnant women, their physicians and healthcare payers to significantly improve maternal and neonatal health and to dramatically reduce healthcare costs. We have built an advanced, proprietary and scalable proteomics and bioinformatics platform to characterize the biology of pregnancy and to discover and validate key protein biomarkers found in blood that are highly accurate predictors of dynamic changes that occur during pregnancy. By incorporating our proprietary technology platform into our rigorous data-driven development process, we have created a differentiated approach for effectively addressing major conditions of pregnancy. We envision that our comprehensive approach will enable us to fully characterize one of the most important periods in the lives of women and children, and will help to improve their well-being. Our goal is to develop and commercialize tests that inform important decisions during all pregnancies. We also believe that the work we perform in pregnancy can ultimately be leveraged more broadly to address other areas in medicine and healthcare.
Our first commercial product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of a premature delivery, also known as preterm birth. The PreTRM test is a non-invasive blood test given to a pregnant woman, carrying a single fetus, during weeks 19 or 20 of gestation that provides an accurate prediction of the expectant mother’s risk of delivering spontaneously before 37 weeks’ gestation. Our commercialization strategy includes conducting clinical trials to demonstrate the health and economic benefits of early and accurate detection of preterm birth risk coupled with well-recognized interventions in higher risk patients. Our commercial collaboration with Anthem, Inc., or Anthem, the second largest U.S. health benefits company, further validates the clinical and economic value of our PreTRM test, which we believe significantly de-risks initial commercialization. We are reimbursed for the use of the PreTRM test within Anthem’s network of approximately 44 million covered members, encompassing more than 10% of U.S. pregnancies annually. We believe this provides a pathway for broader market adoption through subsequent coverage decisions by other major payers. We are actively discovering and developing several additional biomarker tests to predict other major conditions of pregnancy, such as preeclampsia and gestational diabetes, among others, that have the potential to offer significant health benefits to women and their babies.
There are approximately 140 million births globally each year. Of these, it is estimated that as many as 25% are affected by various complications, including: preterm birth, preeclampsia, fetal growth restriction, stillbirth, hypertension of pregnancy, gestational diabetes and others. In the United States, there are approximately 3.8 million births annually, and over 10% of those pregnancies result in preterm births with profound short- and long-term health consequences to the mother and baby. These health consequences are estimated to lead to associated costs of approximately $25 billion annually in the United States. Traditional methods to detect prematurity risk in time for proactive management have been limited and fail to identify the vast majority of women who will deliver prematurely. We believe our actionable blood-based biomarker test for prematurity risk can enable patients, physicians and payers to more proactively manage and mitigate the complications and associated costs of prematurity. Given that pregnancy is the launch point for the future health of babies and a key determinant in the future health of mothers and babies, we believe this area is ripe for innovation and better tools to improve patient outcomes.

Our Proprietary Technology Platform
The complexities of the biological processes occurring during pregnancy have been a major obstacle in developing effective tests for pregnancy-related conditions. We are working to overcome this obstacle through our development of a proprietary technology platform consisting of biobanks, advanced mass spectrometry and other proteomic analytic methods and bioinformatics, which enables superior characterization of the biology of pregnancy and more accurate prediction of pregnancy outcomes, as illustrated below.
Our Proprietary Technology Platform
An analysis of protein pathways and expression at various points during pregnancy reveals the constantly evolving and dynamic changes affecting both the mother and the fetus. Earlier detection of changes in protein expression indicating the emergence of adverse pregnancy outcomes can enable proactive management of those conditions. A fundamental component of our platform is our proprietary and continually growing biobank consisting of comprehensive, clinically and demographically annotated blood samples collected from more than 10,500 pregnant U.S. women, representing broad demographic and geographic diversity inherent in the U.S. population. This differentiated resource enables us to develop and broadly validate our predictors. Further biobank diversity is also provided through our scientific collaborations with leading maternal fetal medicine experts around the globe, enabling us to analyze specimens collected from patients in the United States, Europe, Asia and Africa. In strict adherence to the authoritative National Academy of Medicine, or NAM, guidelines, we apply our innovative mass spectrometry and other proteomic analytical methods and our protein information network knowledge to probe biobank samples for meaningful protein expression changes. We then subject the data to detailed bioinformatics analysis and use advanced tools, such as machine learning and artificial intelligence, to find relationships between various proteins and to discover important predictors.
Our Discovery, Development, and Commercialization Approach
Our product discovery and development approach is based on rigorous science and health-based economic analyses as we discover, develop and commercialize biomarker tests designed to transform pregnancy-related care for patients, doctors and payers. We have initially applied our platform and capabilities to address the problem of preterm birth, given its profound health and economic impacts worldwide. In the future, we may use this technology to develop products for a number of health conditions other than premature births.
We use the following multifaceted approach in our research, development and commercialization efforts:
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Significant Unmet Need.   We select specific conditions of pregnancy that are clinically meaningful and economically important and with significant unmet needs that lack effective solutions.

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Proteomic and Bioinformatics Platform.   We utilize our platform to understand the biology underlying selected pregnancy-related conditions in order to discover, verify and broadly validate high-performing predictive biomarker tests.

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Demonstrate Health and Economic Impact of Our Test and Treat Strategy.   We believe a critical element of our success will be to demonstrate the beneficial health and economic impacts of using the information provided by our biomarker tests.

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Payer-Centric Reimbursement Coverage.   We have adopted what we believe is an innovative payer-centric approach for early commercialization of our biomarker tests, by seeking to leverage the health and economic benefits conferred by our biomarker approach to gain early reimbursement coverage from major health insurance payers.

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Broader Market Adoption.   We are capitalizing on our innovative payer-centric reimbursement strategy to facilitate obtaining widespread commercial coverage of our biomarker tests from other healthcare payers.

Our Pipeline
We are developing a robust pipeline of novel blood-based biomarker tests for a number of major pregnancy related conditions beyond preterm birth by leveraging the biological insights provided by our proprietary technology platform. Our product candidates are designed to accurately predict and enable better management of a range of serious pregnancy-related conditions. We believe these product candidates, if successfully developed, have the potential to address significant unmet needs by providing more accurate detection of these pregnancy-related conditions and providing patients and physicians with earlier opportunities for interventional treatment. We retain worldwide development and commercialization rights to all of our product candidates.
Our biomarker pregnancy pipeline consists of the following:
The PreTRM Test — Our Solution for Preterm Birth
Our first product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of spontaneous preterm birth. Preterm birth, which occurs in approximately 15 million deliveries annually around the world, is defined as any birth before 37 weeks’ gestation and is a leading cause of illness and death in newborns. The 2020 March of Dimes Report Card shows that of the approximately 3.8 million babies born annually in the United States, more than one in 10 is born prematurely. Preterm births result in approximately $25 billion in economic costs in the United States per year, largely as a result of profound short- and long-term health consequences to the mother and baby. Major long-term medical complications associated with preterm birth include learning disabilities, cerebral palsy, chronic respiratory illness, intellectual disability, seizures and vision and hearing loss. These complications can generate significant costs throughout the lives of affected children.
The PreTRM test is a non-invasive blood test given to a pregnant woman during week 19 or 20 of gestation. The PreTRM test provides an accurate prediction of the expectant mother’s individualized risk, expressed as a percentage, of delivering spontaneously before 37 weeks’ gestation, as well as her relative risk compared to the average population risk. The great majority of single fetus, or singleton, preterm births are spontaneous, where the mother goes into labor and delivers without any apparent known pathology.
The protein biomarkers of preterm birth utilized in our PreTRM test have been extensively validated in multiple maternal fetal medicine centers located in the United States, Europe, Asia and Africa. In addition, we continue to build on our existing data to further demonstrate the clinical and economic benefits of intervening based on PreTRM test results. We believe our comprehensive approach to build evidence for our PreTRM test addresses key elements payers require in order to reimburse testing, including:
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analytical validation of the testing platform, or measurement validity;

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clinical validation, or test validity;

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clinical utility of using validated predictions, or positive health benefit; and

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economic utility, or cost effectiveness and healthcare savings.

Underscoring the benefits of the PreTRM test and treat strategy, evidence of the clinical and economic utility of the PreTRM test administered mid-pregnancy has been published by respected independent health economists in a leading maternal fetal medicine journal.
The strength of the data from our studies of the PreTRM test has enabled us to pursue an innovative and accelerated approach to commercialization. We have secured PreTRM test reimbursement through a major strategic payer, Anthem, representing an important step in achieving initial payer acceptance of our rigorous approach to prematurity, which we believe will help the PreTRM test obtain broader insurance coverage adoption. We believe that this collaboration significantly de-risks initial commercialization of the PreTRM test, as it provides reimbursement from a major payer covering more than 10% of U.S. pregnancies annually and provides a pathway for broader market adoption through subsequent coverage decisions by other major payers. The collaboration also enables us to generate more data to demonstrate the value of the PreTRM test and treat approach across diverse patient populations within Anthem’s insurance plans. In November 2020, we were awarded a unique CPT® PLA code by the AMA Editorial Board, specifically for the PreTRM test, which we believe will also help drive payment and coverage decisions for PreTRM testing.
Our Team
Our team brings extensive experience and expertise in building and running highly profitable molecular diagnostics companies. We are led by Gregory C. Critchfield, M.D., M.S., our Chairman, President and Chief Executive Officer, who previously served as President of Myriad Genetics Laboratories; Douglas Fisher, M.D., our Chief Business Officer; Thomas Garite, M.D., our Vice President, Clinical Sciences, a past president of the Society for Maternal Fetal Medicine; Jay Boniface, Ph.D., our Chief Scientific Officer; and Nadia Altomare, our Chief Commercial Officer, all of whom have extensive leadership experience in the pharmaceutical, device and diagnostic companies. Jay Moyes, our Chief Financial Officer, or CFO, previously served as CFO with Myriad Genetics and has extensive experience in public and private financings, licensing transactions and acquisitions. We are supported by an experienced board of directors and clinical and scientific advisors that are leaders in the fields of maternal fetal medicine, bioinformatics, clinical trials and science-based businesses.

Our Strengths
We attribute our success and future growth prospects to the following:
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Our differentiated approach to understanding and addressing major conditions of pregnancy.   We take a focused and data-driven approach based on rigorous science to understand the biology of pregnancy and the health and economic impacts of major pregnancy conditions. Our approach involves conducting controlled trials and health economic analyses to demonstrate the beneficial health and economic impacts of using the information provided by our biomarker tests. We also work with leading health economists and organizations to build rigorous models that describe how the application of our tests impacts both health and economic outcomes. Leveraging the demonstrated short- and long-term health and economic benefits of our biomarker approach, we aim to gain early reimbursement coverage from major health insurance payers by working with them to demonstrate the benefits of using our biomarker tests based upon analysis of claims data in their own plans. We intend to capitalize on our innovative payer-centric reimbursement strategy to facilitate obtaining widespread commercial coverage of our biomarker tests from other healthcare payers.

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Our proprietary and scalable proteomics and bioinformatics platform technology creates clinically meaningful and economically impactful predictions for pregnancy.   We believe our proprietary proteomic and bioinformatics technology platform has the potential to enable critical advances in the management of pregnancy and its outcomes. Our platform consists of biobanks, advanced mass spectrometry and other proteomic analytic methods and bioinformatics, which enables superior characterization of the biology of pregnancy and accurate prediction of pregnancy outcomes. We believe this platform has the potential to address significant unmet medical needs in the large, underserved market for the prediction of outcomes associated with pregnancy.

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The PreTRM test is the only broadly validated, commercially available blood test proven to predict the risk of an individual woman to deliver prematurely.   The predictive performance of the PreTRM biomarkers has been extensively validated in diverse populations and geographies and enables earlier proactive care addressing higher preterm birth risk that occurs among the 3.8 million annual singleton pregnancies in the United States. We believe that based on our growing body of evidence regarding the clinical and economic benefits of the PreTRM test and our innovative collaboration with Anthem, as greater payer and physician adoption occurs throughout the United States, the PreTRM test has the potential to become an important standard of care for preterm birth.

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Innovative and strategic partnership with Anthem.   We have secured early PreTRM test reimbursement through our strategic collaboration with Anthem, which represents an important step in achieving initial payer acceptance of our rigorous approach to prematurity and which we believe will help foster broader insurance coverage adoption. We launched this commercialization process in the first half of 2021, and from which we envision substantial penetration of Anthem’s network over the next few years. We believe this collaboration significantly de-risks initial commercialization of our PreTRM test, as it demonstrates reimbursement from a major payer covering more than 10% of U.S. pregnancies annually and provides a pathway for broader market adoption through subsequent coverage decisions by other major payers.

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Broad pipeline covering additional significant conditions of pregnancy.   We are also developing a novel pipeline of blood-based biomarker tests for a number of major pregnancy-related conditions beyond preterm birth by leveraging the biological insights provided by our proprietary technology platform. We believe these product candidates, if successfully developed, have the potential to address significant unmet needs by providing more accurate detection of these pregnancy-related conditions and affording patients and physicians earlier opportunities for interventional treatment. We retain worldwide development and commercialization rights to all of our product candidates.

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Deeply experienced team in biotechnology and molecular diagnostics test development and commercialization.   Our executive team has decades of experience in building and commercializing molecular diagnostics tests. We have worked to build a first-class scientific organization capable of harnessing and translating our platform technologies into innovative predictive solutions as we strive to deliver pivotal and actionable information to pregnant women, their physicians and payers to improve the health of patients as well as the economics of healthcare delivery. Our experienced discovery and development team performs rigorous bioinformatics analyses and strictly adheres to the authoritative guidelines published by the NAM on how to reliably develop and validate omics predictions made on complex biological data sets. Adhering to these guidelines, in the case of predicting preterm birth, we have been able to document generalizable biomarker predictive performance across independent cohorts of patients from the United States, Europe, Asia and Africa. Reflective of the scientific rigor of our efforts, our scientists have published best practice recommendations for the analysis of preterm delivery data. We believe this will improve the quality of statistical analysis of research data related to proteomic test development, enabling the broad community of statisticians, researchers, clinicians and regulators to better validate predictions prior to their clinical use.
Our Strategy
Our vision is to deliver pivotal and actionable information to pregnant women, their physicians and healthcare payers to significantly improve maternal and neonatal health and to dramatically reduce healthcare costs. Our goal as The Pregnancy Company is to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests designed to improve pregnancy outcomes. We believe it is critical to innovate products that will be viewed as cost-effective by payers in order to receive reimbursement for our tests. We aim to accomplish our vision by implementing the following strategies:
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Accelerate the commercialization of the PreTRM test through our innovative strategic partnership with Anthem.

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Expand coverage of the PreTRM test to additional payers to maximize the commercial opportunity.

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Apply our platform capabilities to broaden our pipeline and develop novel and high-performing biomarker tests for pregnancy-related conditions and potentially other health conditions.

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Continually enhance the value and capabilities of our proprietary technology platform through ongoing expansion and integration of our biobank and our proteomics and bioinformatics databases.

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Rapidly build a dedicated women’s health commercial infrastructure.

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Evaluate strategic partnerships to maximize the value of our product offerings.

Risk Factors
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:
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We have incurred net losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects. Operating our business requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control. We expect to need to raise additional capital after this offering, and if we cannot raise additional capital when needed, we may have to curtail or cease operations.

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We have derived substantially all of our revenues to date from the PreTRM test, and if our efforts to further increase the use and adoption of the PreTRM test or to develop new products and services in the future do not succeed, our business will be harmed.

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Our success depends on broad scientific and market acceptance of the PreTRM test, which we may fail to achieve.

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In the near future, we expect to rely on sales to a limited number of direct customers, primarily Anthem, for a significant portion of our revenue from the sale of the PreTRM test, and the loss of Anthem as a customer could materially harm our business.

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If our CLIA-certified laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.

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Our business would be materially harmed if our proprietary biobank were to become contaminated, lost or destroyed.

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If we are unable to successfully scale our operations, our business could suffer.

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The ongoing COVID-19 pandemic could materially affect our operations, as well as the business or operations of third parties with whom we conduct business. Our business could be adversely affected by the effects of other future health epidemics or pandemics in regions where we, or third parties on which we rely, have significant business operations.

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Our estimates of total addressable market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates.

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If third-party payers do not adequately reimburse for any new tests we may develop, our new tests may not be purchased or used, which may adversely affect our revenue and profits.

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Our revenues may be adversely impacted if third-party payers withdraw coverage or provide lower levels of reimbursement due to changing policies, billing complexities or other factors.

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Any failure to obtain, maintain and enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

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Competition in the life science industry, including companies engaged in molecular diagnostics and proteomics, is intense. If we are unable to compete successfully with respect to our current or future products or services, we may not be able to increase or sustain our revenues or achieve profitability.

Corporate Information
We were incorporated under the laws of the State of Delaware on January 17, 2008. Our principal executive offices are located at 2749 East Parleys Way, Suite 200, Salt Lake City, UT 84109, and our telephone number is (801) 990-0520. Our website address is https://www.seraprognostics.com/. The information contained on, or that can be accessed through, our website is not and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.
Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of our most recently completed second fiscal quarter or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,
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we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

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we may provide reduced disclosure about our executive compensation arrangements; and

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we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same new or revised accounting standards at the same time as other public companies that are not emerging growth companies or those that have opted out of using such extended transition period, which may make comparison of our financial statements with such other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company, or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting standards as of public company effective dates.

The Offering
Common stock offered by us
       shares
Underwriters’ option to purchase additional shares of common stock offered by us shares
Common stock to be outstanding immediately after this
offering
       shares (or       shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate the net proceeds from this offering will be approximately $      million (or $      million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from the offering for the following purposes: (i) commercialization activities relating to the PreTRM test; (ii) clinical studies supporting commercialization of the PreTRM test, including the Anthem/PRIME study, and for product discovery and development studies; (iii) increasing capacity and efficiency of our clinical laboratory and enhancing our information technology infrastructure; (iv) further development of our proprietary proteomics and bioinformatics platform and our pipeline programs; and (v) working capital and other general corporate purposes. See the “Use of Proceeds” section of this prospectus for additional information.
Risk factors
You should read the “Risk Factors” section of this prospectus beginning on page 14 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol
SERA
The number of shares of our common stock to be outstanding after this offering is based on 53,097,823 shares of our common stock outstanding as of December 31, 2020, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February , March and April 2021, into an aggregate of 49,562,136 shares of our common stock upon the completion of this offering, and excludes the following:
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8,517,220 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted-average exercise price of $0.79 per share;

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4,198,770 shares issuable upon the exercise of warrants outstanding as of December 31, 2020, have a weighted-average exercise price of $4.78 per share; and

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807,702 shares of common stock reserved for issuance pursuant to future awards under our 2011 Equity Incentive Plan.

Except as otherwise indicated, all information contained in this prospectus assumes or gives effect to:
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the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of       shares of our common stock upon the completion of this offering;

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no exercise by the underwriters of their option purchase up to an additional      shares of our common stock;

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no exercise of the outstanding options described above;

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no exercise of the outstanding warrants described above;

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a one for                 reverse split of our common stock effected on                 ; and

•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to and upon the completion of this offering.

Summary Financial Data
You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. We have derived the statement of operations data and balance sheet data for the years ended December 31, 2020 and 2019 from our audited financial statements appearing elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
	Year Ended December 31,
	2020	2019
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:	$25	$36
Operating expenses:
Cost of revenue	$11	$18
Research and development	7,782	9,353
Selling and marketing	3,645	2,963
General and administrative	6,558	4,278
Total costs and operating expenses	17,996	16,612
Loss from operations	(17,971)	(16,576)
Interest expense	(1,839)	(1,972)
Other income (expense), net	(38)	2,027
Net loss and comprehensive loss	$(19,848)	$(16,521)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(6.14)	$(5.24)
Weighted average common shares outstanding, basic and diluted(1)	3,234,476	3,153,654
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(1)	$(0.56)
Pro forma weighted average common shares outstanding, basic and diluted (unaudited)(1)	35,756,690

(1)
See Note 15 to our financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2020 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the automatic conversion of all outstanding shares of convertible preferred stock into shares of common stock on the later of January 1, 2020 or the date the equity instruments were issued. The unaudited pro forma basic and diluted net loss per share attributable to common stockholders do not give effect to the issuance and sale of 16,744,569 shares of Series E convertible preferred stock in February, March and April 2021 for aggregate gross proceeds of $100.3 million.

	As of December 31, 2020
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,533	$105,243	$
Working capital(3)	2,491	102,624
Total assets	14,796	106,506
Convertible preferred stock	128,036	—
Accumulated deficit	(131,459)	(131,626)
Total stockholders’ (deficit) equity	(125,570)	103,073

(1)
The pro forma balance sheet data give effect to: (i) the sale and issuance of 16,744,569 shares of our Series E convertible preferred stock in February, March and April 2021 for gross cash proceeds of $100.3 million; (ii) the automatic conversion of all outstanding shares of our convertible preferred stock, including the 16,744,569 shares of Series E convertible preferred stock issued in February, March and April 2021, into an aggregate of 49,562,136 shares of common stock upon the consummation of this offering; (iii) the payment of the outstanding principal balance of $4.5 million and accrued interest of $1.0 million and write-off of the remaining discount of a convertible promissory note issued in February 2019, or the February 2019 Convertible Note; and (iv) the payment of the outstanding principal balance of $3.0 million and final payment fee of $0.1 million and write-off of the remaining deferred finance fees related to our bank loan with Pacific Western Bank.

(2)
The pro forma as adjusted balance sheet data give further effect to the issuance and sale of                 shares of our common stock in this offering at an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $      million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities. See our financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Financial Position and Need for Additional Capital
We have incurred net losses since our inception and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.
We have incurred net losses each year since our inception in 2008. To date, we have financed our operations primarily through private placements of our equity and debt securities and bank loans. Our net loss for the years ended December 31, 2020 and 2019 was $19.8 million and $16.5 million, respectively. As of December 31, 2020, we had an accumulated deficit of $131.5 million. Our losses may continue to increase in the future as we continue to devote a substantial portion of our resources to efforts to increase the adoption of, and reimbursement for, the PreTRM test, make improvements to this product, and research, develop and commercialize new products.
Other than revenues from the sale of the PreTRM test, we do not expect to generate revenues from other sources in the immediate future. It is possible that we will not generate sufficient revenue from the sale of our products to cover our costs, including research and development expenses related to furthering our product pipeline, and achieve or sustain profitability. A significant element of our business strategy is to increase and maintain our in-network coverage with third-party payers; however, the negotiated fees under contracts with third-party payers are typically lower than the list price of our tests, and in some cases the third-party payers with whom we may contract in the future may have negative coverage determinations for the PreTRM test and potential future offerings. Therefore, being in-network with third-party payers may have an adverse impact on our revenues especially if we are unable to increase the adoption of, and obtain favorable coverage reimbursement for, our products.
As there is a possibility that our company, any collaborators and/or licensees may not successfully develop additional products, obtain required regulatory authorizations for such products, manufacture such products at an acceptable cost or with sufficient quality or successfully market and sell such products with desired margins, our expenses may continue to exceed any revenues we may receive. Our operating expenses also will increase as, or if, among other factors:
•
our earlier-stage products move into later-stage development, which is generally more expensive than early-stage development;

•
we select additional technologies or products for development;

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we increase the number of patents we are prosecuting or otherwise expend additional resources on patent prosecution or defense; or

•
we acquire or in-license additional technologies, product candidates, products or businesses.

Operating our business requires a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control. We expect to need to raise additional capital after this offering, and, if we cannot raise additional capital when needed, we may have to curtail or cease operations.
In the future, we expect to incur significant costs in connection with our operations, including, but not limited to, the development, marketing authorization, and commercialization of new tests, and other products. These development activities generally require a substantial investment before we can determine commercial viability, and the proceeds of this offering will not be sufficient to fully fund these activities. We expect to need to raise additional funds through public or private equity or debt financings, collaborations or licensing arrangements to continue to fund or expand our operations.
Our actual liquidity and capital funding requirements will depend on numerous factors, including:
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our ability to achieve broad commercial success with the PreTRM test;

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the scope and duration of, and expenditures associated with, our discovery efforts and research and development programs, including for our proprietary proteomics and bioinformatics platform;

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the costs to fund our commercialization strategies for any product candidates which we launch and to prepare for potential product marketing authorizations, as required;

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the costs of any acquisitions of complementary businesses or technologies that we may pursue;

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potential licensing or partnering transactions, if any;

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our facility expenses, which will vary depending on the time and terms of any facility lease or sublease we may enter into, and other operating expenses;

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the scope and extent of the expansion of our sales and marketing efforts;

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the commercial success of our products;

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our ability to obtain more extensive coverage and reimbursement for the PreTRM test and other products, if any; and

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our ability to collect our accounts receivable.

The availability of additional capital, whether from private capital sources, such as banks, or the public capital markets, may fluctuate as our financial condition and market conditions in general change. There may be times when the private capital sources and the public capital markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, or at all, in which case we would not be able to access capital from these sources. In addition, any weakening of our financial condition or deterioration in our credit ratings could adversely affect our ability to obtain necessary funds. Even if available, additional financing could be costly or have adverse consequences.
Additional capital, if needed, may not be available on satisfactory terms or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities will dilute our stockholders’ ownership interests and may have an adverse effect on the price of our common stock. In addition, the terms of any financing may adversely affect stockholders’ holdings or rights. Debt financing, if available, may include restrictive covenants. To the extent that we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.
If we are not able to obtain adequate funding when needed, we may be required to delay development programs or sales and marketing initiatives. If we are unable to raise additional capital in sufficient amounts or on satisfactory terms, we may have to reduce our workforce and may be prevented from continuing our discovery, development and commercialization efforts and leveraging other corporate opportunities. In addition, it may be necessary to work with a partner on one or more of our tests or products under development, which could lower our economic value of those products. Each of the foregoing factors may harm our business, operating results and financial condition and may impact our ability to continue as a going concern.
Our quarterly and annual results may fluctuate from period to period, which could adversely impact the value of our common stock.
Our quarterly and annual results of operations, including our revenues, gross margin, net loss and cash flows, may vary from period to period as a result of a variety of factors, many of which are outside of our control, including those listed elsewhere in this “Risk Factors” section, and as a result, period-to-period comparisons of our operating results may not be meaningful. Our quarterly and annual results should not be relied upon as an indication of future performance. In addition, to the extent that we continue to spend considerably on our internal sales and marketing and research and development efforts, we expect to incur costs in advance of achieving the anticipated benefits of such efforts. We also face competitive pricing and reimbursement pressures, and we may not be able to maintain our premium pricing in the future, which would adversely affect our operating results. Fluctuations in quarterly and annual results and key metrics may cause our results to fall below our financial guidance or other projections or goals, or the expectations of analysts or investors, which could adversely affect the price of our common stock.
Risks Related to Our Business and Industry
We have derived substantially all of our revenues to date from the PreTRM test, and if our efforts to further increase the use and adoption of the PreTRM test or to develop new products and services in the future do not succeed, our business will be harmed.
We currently receive and expect to continue to receive substantially all of our revenues from the sales of the PreTRM test. We intend to establish early reimbursement coverage for the PreTRM test by collaborating with payers to perform rigorous analysis to demonstrate the health and economic benefits of our biomarker tests based upon their own claims data in their plans, and then leveraging early payer reimbursement coverage determinations to obtain widespread commercial coverage of the PreTRM test from other health care payers and physician practices in the pregnancy market. If we are unable to execute on this commercial strategy and increase our revenues from the sale of the PreTRM test, our business may be materially adversely impacted. Our ability to increase sales of the PreTRM test and establish greater levels of adoption and reimbursement for the PreTRM test is uncertain for many reasons, including, among others:
•
we may be unable to demonstrate to clinics, clinicians, physicians, payers and patients that the PreTRM test is superior to alternatives with respect to value, convenience, accuracy, scope of coverage and other factors;

•
third-party payers may set the amounts of reimbursement at prices that reduce our profit margins or do not allow us to cover our expenses;

•
we may not be able to maintain and grow effective sales and marketing capabilities;

•
our sales and marketing efforts may fail to effectively reach customers or communicate the benefits of the PreTRM test;

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superior alternatives to the PreTRM test may be developed and commercialized; we may not be able to compete against these alternatives;

•
we may face competitive pressures;

•
we may experience supply constraints, including due to the failure of our key suppliers to provide required sequencing instruments and reagents;

•
we may encounter difficulties with transportation logistics and regulations associated with shipping blood samples, including infrastructure conditions and transportation delays;

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U.S. or foreign regulatory or legislative bodies may adopt new regulations or policies or take other actions that impose significant restrictions on our ability to market our products;

•
we may be unable to compete successfully with respect to our current or future products or services, as a result of which we may not be able to increase or sustain our revenues or achieve profitability; and

•
we may not be able to protect our intellectual property position.

If our market share for the PreTRM test fails to grow or grows more slowly than expected, our business, operating results and financial condition would be adversely affected.
Our success depends on broad scientific and market acceptance of the PreTRM test, which we may fail to achieve.
Our ability to achieve and maintain scientific and commercial market acceptance of the PreTRM test will depend on a number of factors. We expect that the PreTRM test will be subject to the market forces and adoption curves common to other new technologies. The market for proteomics and bioinformatics technologies and products is in its early stages of development. If widespread adoption of the PreTRM test or any other products that we commercialize in the future takes longer than anticipated, we will continue to experience operating losses. The success of life sciences technologies and products is due, in large part, to acceptance by the scientific and medical communities and their adoption of certain products in the applicable field of research. The life sciences scientific community is often led by a small number of early adopters and key opinion leaders who significantly influence the rest of the community through publications in peer-reviewed journals. In such journal publications, the researchers will describe their discoveries, and also the methods, and typically the products used, to fuel such discoveries. Mentions in peer-reviewed journal publications may be a driver for the general acceptance of products for the life sciences industry, such as the PreTRM test. In addition, continuing collaborative relationships with opinion leaders will be vital to maintaining any market acceptance we achieve. If too few researchers describe the use of our products, too many researchers shift to a competing product and publish research outlining their use of that product, or too many researchers negatively describe the use of our products in publications, it may drive customers away from our products. Other factors in achieving commercial market acceptance include:
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our ability to market and increase awareness of the capabilities of the PreTRM test;

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the ability of the PreTRM test to demonstrate comparable performance in intended use applications broadly in the hands of customers;

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our customers’ willingness to adopt new products and workflows;

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the PreTRM test’s ease of use and whether it reliably provides advantages over other alternative technologies;

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the rate of adoption of the PreTRM test by patients, physicians, payers and the medical community at large;

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the prices we charge for the PreTRM test;

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our ability to develop new products and solutions for customers;

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whether competitors develop and commercialize products that perform similar functions as the PreTRM test; and

•
the impact of our investments in product innovation and commercial growth.

We cannot assure that we will be successful in addressing each of these criteria or other criteria that might affect the market acceptance of any products we commercialize, particularly the PreTRM test. If we are unsuccessful in achieving and maintaining market acceptance of the PreTRM test, our business, financial condition and results of operations would be adversely affected.
In the near future, we expect to rely on sales to a limited number of direct customers, primarily Anthem, for a significant portion of our revenue from the sale of the PreTRM test, and the loss of Anthem as a customer could materially harm our business.
We expect that a significant portion of our revenue in the near future will be generated from sales to a limited number of customers, primarily Anthem, the loss of which could adversely affect our business, financial condition and results of operations. Accordingly, we are subject to customer concentration risk. Furthermore, any termination of our relationship with Anthem would also adversely impact our strategy to rapidly accelerate commercialization of the PreTRM test and help incentivize broader market adoption.
If we are unable to establish sales and marketing capabilities, we may not be successful in commercializing the PreTRM test.
We have limited experience as a company in sales and marketing and our ability to achieve profitability depends on our being able to attract customers for the PreTRM test and our future products, once approved. Although members of our management team have considerable industry experience, we must expand our sales, marketing, distribution and customer service and support capabilities with the appropriate technical expertise in order to successfully commercialize the PreTRM test. To perform sales, marketing, distribution, and customer service and support successfully, we will face a number of risks, including:

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our ability to attract, retain and manage the sales, marketing and customer service and support force necessary to commercialize and gain market acceptance for our technology;

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the time and cost of establishing a specialized sales, marketing and customer service and support force; and

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our sales, marketing and customer service and support force may be unable to initiate and execute successful commercialization activities.

We may seek to enlist one or more third parties to assist with sales, distribution and customer service and support. There is no guarantee, if we do seek to enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners or that we will be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, the PreTRM test may not gain market acceptance, which could materially impact our business operations.
Even if the PreTRM test achieves broad scientific and market acceptance, if we fail to improve it or introduce compelling new products, our future revenues and prospects could be harmed.
Even if we are able to achieve broad scientific and market acceptance for the PreTRM test, our ability to grow our business will depend in large part on our ability both to enhance and improve the PreTRM test and to introduce compelling new products, including for major pregnancy related conditions beyond preterm birth. The success of any enhancement to the PreTRM test or introduction of new products depends on several factors, including completion of certain clinical development requirements, timely completion and delivery of the product, competitive pricing, adequate quality testing, integration with existing technologies, appropriately timed and staged product introductions and overall market acceptance. Any new product or enhancement to the PreTRM test that we develop may not be introduced in a timely or cost-effective manner, may contain defects, errors or vulnerabilities or may not achieve the market acceptance necessary to generate significant revenue.
The typical development cycle of new life sciences products can be lengthy and complicated and may require new scientific discoveries or advancements, considerable resources and complex technology and engineering. Such developments may involve external suppliers and service providers, making the management of development projects complex and subject to risks and uncertainties regarding timing, timely delivery of required components or services and satisfactory technical performance of such components or assembled products. If we do not achieve the required technical specifications or successfully manage new product development processes, or if development work is not performed according to schedule, then such new technologies or products may be adversely impacted. To date, we have only completed the development process for one product. We cannot assure you that we will ever succeed in completing that process for another product, including for major pregnancy related conditions beyond preterm birth, or that even if we do, it will be launched successfully in the market and find commercial acceptance. If we are unable to successfully develop new products, enhance the PreTRM test to meet customer requirements, compete with alternative products or otherwise gain and maintain market acceptance, our business, results of operations and financial condition could be harmed.
Competition in the life science industry, including companies engaged in molecular diagnostics and proteomics, is intense. If we are unable to compete successfully with respect to our current or future products or services, we may not be able to increase or sustain our revenues or achieve profitability.
We are a women’s health diagnostic company utilizing our proprietary proteomics and bioinformatics platform to discover, develop and commercialize biomarker tests, and our first commercial product, the PreTRM test, is designed to accurately predict the risk of premature delivery. The proteomics and bioinformatics industry is characterized by rapid technological changes, frequent new product introductions, reimbursement challenges, emerging competition, intellectual property disputes and litigation, price competition, aggressive marketing practices, evolving industry standards and changing customer preferences. We cannot guarantee that research, discoveries or other advancements by other companies will not render our existing or potential products and services uneconomical or result in products and services that are superior or otherwise preferable to our current or future products and services.

We face competition with respect to the PreTRM test and expect to face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Many of the companies against which we are competing or may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing and commercialization. Mergers and acquisitions in our industry may result in even more resources being concentrated among a smaller number of our competitors. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and conducting clinical trials, as well as in acquiring technologies complementary to, or necessary for, our products and services.
To remain competitive over time, we will need to continually research and develop improvements to our products and services. However, we cannot assure you that we will be able to develop and commercialize any improvements to our products and services on a timely basis. Our competitors may develop and commercialize competing or alternative products and services and improvements faster than we are able to do so, which would negatively affect our ability to increase or sustain our revenue or achieve profitability.
If our products do not perform as expected, our operating results, reputation and business will suffer.
Our success depends on the market’s confidence that we can provide reliable, high-quality testing results. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our test volumes continue to increase and our product portfolio continues to expand. We believe that patients that rely on our tests are particularly sensitive to test limitations and errors, including inaccurate test results. As a result, if our tests do not perform as expected or favorably in comparison to competing tests, our operating results, reputation and business will suffer. We may also become subject to legal claims arising from such limitations, errors or inaccuracies.
The PreTRM test uses, and our future tests will use, a number of complex and sophisticated proteomic and bioinformatics processes and advanced mass spectrometry techniques, which are highly sensitive to external factors. An operational, technological or other failure in one of these complex processes may result in sensitivity or specificity rates that are lower than we anticipate. In addition, we regularly evaluate and refine our testing processes, and any refinements we make may not improve our tests as we expect and may result in unanticipated issues that may adversely affect our test performance as described above. Such operational, technical and other difficulties adversely affect test performance, may impact the commercial attractiveness of our products and may increase our costs or divert our resources, including management’s time and attention, from other projects and priorities. Furthermore, any changes to our testing process may require us to use new or different suppliers or materials with whom or which we are unfamiliar, and which may not perform as we anticipate, and could cause delays, downtime or other operational issues.
If our CLIA-certified laboratory facility becomes inoperable, we will be unable to perform our tests and our business will be harmed.
We currently operate a CLIA-certified laboratory facility in Salt Lake City, Utah, which processes the PreTRM test that represents the source of substantially all of our revenues. Our facility could be harmed or rendered inoperable, or our products or other assets could be damaged or destroyed, by natural or manmade disasters, including earthquakes, severe weather, flooding, power outages and contamination, including as a result of the COVID-19 pandemic, which may render it difficult or impossible for us to operate our business and/or perform our tests for some period of time. The inability to perform our tests or the backlog of tests that could develop if our facility is inoperable — for even a short period of time — may harm our reputation and result in a material adverse effect on our revenues.
The marketing, sale and use of the PreTRM test and any other products that we develop in the future could result in substantial damages arising from product liability or professional liability claims, associated with product recalls or otherwise, that exceed our resources.
The marketing, sale and use of the PreTRM test and any other products that we develop and commercialize in the future could lead to product liability claims against us if someone were to allege that the PreTRM test or any future product failed to perform as it was designed or as claimed in our promotional materials, was performed pursuant to incorrect or inadequate laboratory procedures, if we delivered incorrect or incomplete test results or if someone were to misinterpret test results. In addition, we may be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide, or for failure to provide such information, in connection with our marketing and promotional activities or as part of the results generated by the PreTRM test and other future tests. Even though the PreTRM test is highly accurate, it is not 100% accurate, and we may report false results. In such a scenario, the patient or her family may file a lawsuit against us claiming product or professional liability. In addition, any manufacturing or design defects in our products could lead to product recalls, either voluntary or as required by government authorities, which could result in the removal of a product from the market.
A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Although we maintain product and professional liability insurance, our insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims or any judgments, fines or settlement costs arising out of any such claims, or the financial and reputational consequences of a product recall. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates, cause our insurance coverage to be terminated or prevent us from securing insurance coverage in the future. As we attempt to bring new products to market, we may need to increase our product liability coverage, which would be a significant additional expense that we may not be able to afford. Additionally, any product liability or professional liability lawsuit could harm our reputation, result in a cessation of PreTRM testing or cause our partners to terminate our agreements with them, any of which could adversely impact our results of operations.
The results of our clinical trials may not support the use of our tests and other product candidates, or may not be replicated in later studies.
We have conducted and are currently conducting a variety of observational and interventional studies for the PreTRM test and our other tests in development that involve clinical investigators at multiple sites in the United States. We may need to conduct additional studies for the PreTRM test, as well as other tests we may offer in the future, to drive test adoption in the marketplace and reimbursement. Should we not be able to perform these studies, or should their results not provide clinically meaningful data and value for clinicians, adoption of our tests could be impaired.
The administration of clinical and economic utility studies is expensive and demands significant attention from certain members of our management team. Data collected from these studies may not be positive or consistent with our existing data, or may not be statistically significant or compelling to the medical community or payers. If the results obtained from our ongoing or future studies are inconsistent with certain results obtained from our previous studies, adoption of our products would suffer and our business would be harmed.
Peer-reviewed publications regarding our products and product candidates may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from clinical studies, as well as delays in the review, acceptance, and publication process. If our products or product candidates or the technology underlying our current or future products or product candidates do not receive sufficient favorable exposure in peer-reviewed publications, or are not published, the rate of health care provider adoption of our tests and positive reimbursement coverage decisions for our tests and other products could be negatively affected. The publication of clinical data in peer-reviewed journals can be a crucial step in commercializing and obtaining reimbursement for tests, and our inability to control when, if ever, results are published may delay or limit our ability to derive sufficient revenues from any test that is the subject of a study. The performance achieved in published studies may not be repeated in later studies that may be required to obtain U.S. Food and Drug Administration, or FDA, marketing authorizations should we decide to do so for business reasons, or should we be required to submit applications to the FDA or other health authorities seeking such authorizations.
In addition, clinical trials must be conducted in accordance with applicable laws and subject to the oversight of Institutional Review Boards, or IRBs, at the medical institutions where the clinical trials are conducted. We rely on clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions to conduct our clinical trials in compliance with applicable human subject protection regulations and Good Clinical Practice, or GCP, requirements. To the extent our collaborators fail to enroll participants for our clinical trials, fail to conduct the study in compliance with applicable law and GCP requirements, or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays, or both.
Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to confirmation, audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and these results and related findings and conclusions may be subject to change following a more comprehensive review of the data. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or have had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line or preliminary data that we report may differ from future results of the same trials, or different conclusions or considerations may qualify such results once additional data have been received and fully evaluated. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary, interim or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary top-line data we previously published. As a result, preliminary, interim and top-line data should be viewed with caution until the final data are available. Adverse differences between preliminary, interim and top-line data and final data could significantly harm our business prospects and may cause the price of our common stock to fluctuate or decline.
Further, payers, physicians and others may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could adversely impact the potential of the particular product or program, the prospects for commercialization of any product, and the business prospects of our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is derived from information that is typically extensive, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure.
If the preliminary, interim or top-line data that we report differ from actual results, or if payers, physicians or others disagree with the conclusions reached, our ability to commercialize our product candidates may be significantly impaired, which could materially harm our business, operating results, prospects or financial condition.
Our business would be materially harmed if our proprietary biobank were to become contaminated, lost or destroyed.
A fundamental component of our platform is our proprietary and continually growing biobank, consisting of comprehensive, clinically and demographically annotated blood samples collected from more than 10,500 pregnant U.S. women, representing the broad demographic and geographic diversity inherent in the U.S. population. This biobank is maintained at our facility in Salt Lake City, Utah, in a secure environment. If the samples and information contained in the biobank were to become compromised or destroyed, through contamination, theft, a cybersecurity breach, a natural disaster or otherwise, our ability to rely on the data represented in the biobank could be significantly impaired, which could materially harm our business, operating results, prospects or financial condition.
International expansion of our business will expose us to business, regulatory, political, operational, financial and economic risks associated with doing business outside the United States.
To the extent that we decide to market our products and services outside the United States, our business will be subject to the risks associated with doing business outside the United States, including an increase in our expenses and diversion of our management’s attention from the development of future products and services. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

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multiple, conflicting and changing laws and regulations such as privacy, security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anti-corruption laws, regulatory requirements, reimbursement or payer regimes and other governmental approvals, permits and licenses;

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failure by us or our distributors to obtain any necessary regulatory clearance, authorization or approval for the use of our products and services in various countries;

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additional potentially relevant third-party patent rights;

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complexities and difficulties in obtaining intellectual property protection and maintaining, defending and enforcing our intellectual property outside the United States;

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difficulties in staffing and managing foreign operations;

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employment risks related to hiring employees outside the United States;

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complexities associated with managing multiple payer reimbursement regimes, government payers or patient self-pay systems;

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difficulties in negotiating favorable reimbursement negotiations with governmental authorities;

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logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

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limits in our ability to penetrate international markets if we are not able to sell our products or conduct services locally;

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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and services and exposure to foreign currency exchange rate fluctuations;

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natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may operate, such as the United Kingdom’s Bribery Act of 2010, or the U.K. Bribery Act; and

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onerous anti-bribery requirements of several member states in the EU, the United Kingdom, Japan, and other countries that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.
We may not be able to obtain and maintain the third-party relationships that are necessary to develop and commercialize some or all of our tests.
We expect to depend on collaborators, partners, licensees and other third parties to support our test development and validation efforts, to deliver needed supplies, and to transport specimens for testing, among other things. Any problems we experience with any of these third parties could delay the development, validation, commercialization, and performance of our testing, which could harm our results of operations.
We cannot guarantee that we will be able to successfully negotiate agreements for, or maintain relationships with, collaborators, partners, licensees, and other third parties on favorable terms, if at all. If we are unable to obtain or maintain these agreements, we may not be able to develop, validate, obtain regulatory authorizations for, or commercialize any future tests, which will in turn adversely affect our business.
We expect to expend substantial management time and effort to enter into relationships with third parties and, if we successfully enter into such relationships, to manage these relationships. In addition, substantial amounts will be paid to third parties in these relationships. However, we cannot control the amount or timing of resources our future contract partners will devote to our business endeavors, and we cannot guarantee that these parties will fulfill their obligations to us under these arrangements in a timely fashion, if at all. In addition, while we manage the relationships with third parties, we cannot control all of the operations of and protection of intellectual property by such third parties.
We rely on third parties for sample collection, including phlebotomy services, and commercial courier delivery services, and if these services are disrupted, our business will be harmed.
We rely on third parties to perform sample collection, including phlebotomy services, and to transport samples to our laboratory facility in a timely and cost-efficient manner. Disruptions in these services, whether due to any natural or other disasters, pandemics, acts of war or terrorism, shipping embargoes, labor unrest, political instability or similar events could adversely affect specimen integrity and our ability to process samples in a timely manner and to service our customers, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.
In addition, our relationships with these service providers could be scrutinized under federal and state health care laws such as the federal Anti-Kickback Statute and the Stark Law, and their implementing regulations, to the extent, for example, that these services provide a financial benefit to or relieve a financial burden for a potential referral source. If our operations are found to be in violation of any of these laws and regulations, we may be subject to administrative, civil and criminal penalties, damages, fines, individual imprisonment, refunding of payments received by us and curtailment or cessation of our operations, among other potential penalties, any of which could harm our reputation and adversely affect our business, operating results and financial condition.
We rely on a limited number of suppliers or, in some cases, single suppliers, for some of our laboratory instruments and materials and may not be able to find replacements or immediately transition to alternative suppliers on a cost-effective basis, or at all.
We source components of our technology from third parties and certain components are sole sourced. Obtaining substitute components may be difficult or require us to re-design our products. Any natural or other disasters, such as the ongoing COVID-19 pandemic, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at our third-party suppliers’ facilities that cause a loss of manufacturing capacity or a reduction in the quality of the items manufactured would heighten the risks that we face. Changes to, failure to renew or termination of our existing agreements or our inability to enter into new agreements with other suppliers could result in the loss of access to important components of our tests and could impair, delay or suspend our commercialization efforts. Our failure to maintain a continued and cost-effective supply of high-quality components could materially and adversely harm our business, operating results, and financial condition.
If we are unable to successfully scale our operations, or to attract and retain highly skilled employees, our business could suffer.
As our test volumes grow and we develop future product offerings, we will need to continue to ramp up our testing capacity and implement increases in scale, such as increased headcount, additional or upgraded equipment, additional qualified laboratory personnel, increased office and laboratory space, expanded customer service capabilities, improved billing and systems processes, enhanced controls and procedures and expanded or internal quality assurance program and technology platform. The value of the PreTRM test and our other testing products that we may develop in the future depends on our ability to perform, and our reputation for performing, the tests on a timely basis and at an exceptionally high standard of quality. Failure to implement necessary procedures, transition to new facilities, equipment or processes or to hire the necessary personnel in a timely and effective manner could result in higher processing costs or an inability to meet market demand or could otherwise affect our operating results.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for sales, scientific, medical, laboratory, research and development and other technical personnel, and the turnover rate of such personnel can be high. We may, from time to time, experience difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for highly qualified personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations to their former employers, which occurs from time to time. Furthermore, to the extent that we are unable to retain our employees and they leave our company to join one of our competitors, we cannot assure you that any invention, non-disclosure or non-compete agreements we have in place will provide meaningful protection against a departing employee’s unauthorized use or disclosure of our confidential information.
In addition, our growth may place a significant strain on our operating and financial systems and our management, sales, marketing and administrative resources. As a result of our growth, our operating costs may escalate faster than we anticipate, we may face difficulties in obtaining additional office or laboratory space and some of our internal systems may need to be enhanced or replaced. If we cannot effectively manage our expanding operations and our costs, we may not be able to grow successfully or we may grow at a slower pace, and our business could be adversely affected.
We may engage in acquisitions, dispositions or other strategic transactions that could disrupt our business, cause dilution to our stockholders or reduce our financial resources.
From time to time, we may enter into transactions to acquire or dispose of businesses, products or technologies or to engage in other strategic transactions. Because we have not made any such acquisitions to date, our ability to do so successfully is unproven. Even if we identify suitable transactions, we may not be able to complete such transactions on favorable terms or at all. Any acquisitions or other strategic transactions we consummate may not strengthen our competitive position, and these transactions may be viewed negatively by customers or investors. We may decide to incur debt in connection with an acquisition or issue shares of our common stock or other equity securities to the stockholders of the acquired company, which would cause dilution to our existing stockholders. We could incur losses resulting from such strategic transactions, including undiscovered liabilities of an acquired business that are not covered by any indemnification we may obtain from the seller. In addition, we may not be able to successfully integrate any acquired personnel, technologies and operations into our existing business in an effective, timely and non-disruptive manner. Any dispositions may also cause us to lose revenue and may not strengthen our financial position. Strategic transactions may also divert management attention from day-to-day responsibilities, increase our expenses, result in accounting charges and reduce our cash available for operations and other uses. We cannot predict the number, timing or size of future strategic transactions or the effect that any such transactions might have on our operating results.
We may need to raise additional funds through equity or debt financings, corporate collaborations or licensing arrangements to continue to fund or expand our operations. Additional capital, if needed, may not be available on satisfactory terms or at all. Furthermore, any additional capital raised through the sale of equity or equity-linked securities, or grant of equity or equity-linked securities in connection with any debt financing, will dilute stockholders’ ownership interests in us and may have an adverse effect on the price of our common stock. In addition, the terms of any financing may adversely affect stockholders’ holdings or rights. To the extent that we raise capital through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies or grant licenses on terms that may not be favorable to us.
If we are not able to obtain adequate funding when needed, we may have to delay development programs or sales and marketing initiatives. In addition, we may have to work with a partner on one or more of our tests or programs, which could lower the economic value of those programs to our company.
The ongoing COVID-19 pandemic could materially affect our operations, as well as the business or operations of third parties with whom we conduct business. Our business could be adversely affected by the effects of other future health epidemics or pandemics in regions where we, or third parties on which we rely, have significant business operations.
Our business and its operations, including, but not limited to, our laboratory operations, sales and marketing efforts, supply chain operations, research and development activities and fundraising activities, could be adversely affected by health epidemics in regions where we have business operations, and such health epidemics could cause significant disruption in the operations of third parties upon whom we rely. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to other countries and throughout the United States. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. government imposed restrictions on travel between the United States, Europe, and certain other countries. Since March 2020, numerous state and local jurisdictions, including the jurisdictions where our headquarters and laboratory are located, have imposed, and others in the future may impose, quarantines, shelter-in-place orders, executive orders and similar government orders for their residents to control the spread of COVID-19.
In response to these public health directives and orders, we have implemented work-from-home policies for substantially all of our employees. The effects of the executive orders, the shelter-in-place orders, and our work-from-home policies may negatively impact productivity, disrupt our business and delay our clinical programs and timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition. We continue to monitor state and local quarantine, shelter-in-place orders, executive orders and similar government orders and have begun reopening our offices to allow certain employees to return to the office, as needed, in accordance with our reopening plan, which is based on a phased approach that is appropriately tailored for each of our offices, with a focus on employee safety and optimal work environment.
Quarantines, shelter-in-place orders, executive orders and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases, could impact personnel at third-party manufacturing facilities, or the availability or cost of materials we use or require to conduct our business, which would disrupt our supply chain. In particular, some of our suppliers of certain materials used in our laboratory operations and research and development activities may be located in areas that are subject to executive orders and shelter-in-place orders. While many of these materials may be obtained from more than one supplier, port closures and other restrictions resulting from the COVID-19 pandemic or future pandemics may disrupt our supply chain or limit our ability to obtain sufficient materials to operate our business.
In addition, our clinical trials could be affected by the COVID-19 pandemic. The primary impact to our business has been the early cessation of enrollment in our AVERT PRETERM TRIAL in March 2020, and the delayed commencement of enrollment in our PRIME study until November 2020. If COVID-19 continues to spread in the United States and elsewhere, we may experience additional disruptions that could severely impact our business, preclinical studies and clinical trials.
The spread of COVID-19, which has caused a broad impact globally, may materially affect us economically, including by causing a significant reduction in laboratory testing volumes. In addition, reimbursements for our tests may also be delayed if third-party payers’ processing is impacted by the COVID-19 pandemic and work-from-home policies and other operational limitations mandated by federal, state, and local governments as a result of the pandemic. While the potential economic impact brought by COVID-19, and the duration of such impact, may be difficult to assess or predict, the widespread pandemic has resulted in significant disruption of global financial markets, which could reduce our ability to access capital and negatively affect our future liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 and related government orders and restrictions could materially affect our business and the value of our common stock.
The COVID-19 pandemic continues to evolve rapidly. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, health care systems or the global economy as a whole.
We cannot ensure that our employees will fully adhere to compliance policies and procedures.
We are in the process of implementing compliance policies and procedures intended to train our sales, billing, marketing and other personnel regarding compliance with state and federal laws applicable to our business. Our efforts to implement appropriate monitoring of compliance with such policies and procedures are likewise ongoing. Despite our compliance policies and procedures, and related training and monitoring, we may experience situations in which employees may have failed to fully adhere to our policies and applicable laws in the past or in which they fail to adhere to applicable policies and/or laws in the future. Such failures may subject us to administrative, civil, and criminal actions, penalties, damages, fines, individual imprisonment, exclusion from participation in federal healthcare programs, refunding of payments received by us and curtailment or cessation of our operations. In addition, commercial third-party payers may refuse to provide all or any reimbursement for tests administered, seek repayment from us of amounts previously reimbursed and harm our ability to secure network contracts with third-party payers. Any of the foregoing could adversely affect our revenue, cash flow, and financial condition, and reduce our growth prospects.
If we lose the services of our Chairman, President and Chief Executive Officer, our Chief Scientific Officer or other members of our senior management team, we may not be able to execute our business strategy.
Our success depends in large part upon the continued service of our senior management team. In particular, our Chairman, President and Chief Executive Officer, Gregory C. Critchfield, M.D., M.S., and John J. Boniface, Ph.D., our Chief Scientific Officer, are critical to our vision, strategic direction, culture, products and technology. In addition, we do not maintain key-man insurance for Dr. Critchfield or any other member of our senior management team. The loss of our Chairman, President and Chief Executive Officer, Chief Scientific Officer or one or more other members of our senior management team could have an adverse effect on our business.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
We have a significant amount of net operating loss, or NOL, carryforwards that can be used to offset potential future taxable income and related income taxes. As of December 31, 2020, we had federal and state NOL carryforwards of approximately $125.1 million, of which, $70.2 million, if not utilized, begin to expire in 2028. Approximately $54.9 million of these federal NOLs can be carried forward indefinitely. Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change, by value, in equity ownership over any three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership, some of which may not be within our control. Our ability to use these carryforwards could be limited if we experience an “ownership change.”
Our estimates of total addressable market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate.
Total addressable market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our publicly announced estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates.
Risks Related to Reimbursement
If third-party payers do not adequately reimburse for any new tests we may develop, our new tests may not be purchased or used, which may adversely affect our revenue and profits.
In the United States and markets in other countries, patients generally rely on third-party payers to reimburse all or part of the costs associated with their treatment or tests. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers is critical to new product acceptance. Our business depends on our ability to obtain or maintain adequate reimbursement coverage from third-party payers. We expect third-party payers such as third-party commercial insurers to be our most significant sources of payments in the near future. In particular, we believe that for our company to achieve commercial success, it will be necessary to gain acceptance from third-party payers for the PreTRM test, and to obtain positive coverage determinations and favorable reimbursement rates from third-party payers for our tests. In addition, we do not yet know whether and to what extent certain of our products, including those under development, will be covered or reimbursed. If we are unable to obtain or maintain coverage or adequate reimbursement from, or achieve in-network status with, third-party payers for our existing or future tests or other products, our ability to generate revenues will be limited. For example, health care providers may be reluctant to order our tests or other products due to the potential of a substantial cost to the patient if coverage or reimbursement is unavailable or insufficient. Such coverage and reimbursement may depend upon a number of factors, including the determination that the test and its use or administration for a particular patient are:
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a covered benefit;

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safe, effective, and medically necessary;

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appropriate for the specific patient;

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supported by guidelines established by the relevant professional college;

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approved in any states where specific assay approval is necessary;

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cost-effective; and

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neither experimental nor investigational.

In the United States, the principal decisions about reimbursement for new tests may be made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the United States Department of Health and Human Services, or HHS. Third-party payers often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and both CMS and other third-party payers may have sufficient market power to demand significant price reductions. Further, due to the COVID-19 pandemic, millions of individuals have lost or will be losing employer-based insurance coverage, which may adversely affect our ability to commercialize our products.
Obtaining coverage and reimbursement approval for a test from each third-party payer is a time-consuming and costly process that could require us to provide to each payer supporting scientific, clinical and related data. We may not be able to provide data sufficient to satisfy third-party payers that the test should be covered and reimbursed. There is substantial uncertainty whether any particular payer will cover and reimburse the use of any test incorporating new technology. Even when a payer determines that a test is eligible for reimbursement, the payer may impose coverage limitations that preclude payment under certain circumstances or for certain patient populations. Moreover, eligibility for coverage does not imply that any test will be reimbursed in all cases or at a rate that allows us to make a profit or even cover our costs. Interim payments for new tests, if applicable, may also not be sufficient to cover our costs and may not be made permanent. In some instances, payment may only be obtained by engaging in lengthy and costly appeals processes. Reimbursement rates may vary, for example, according to the use of the test and the clinical setting in which it is used, and may reflect budgetary constraints and/or imperfections in Medicare, Medicaid or other data used to calculate these rates.
There have been, and we expect that there will continue to be, federal and state proposals to constrain expenditures for health care products and services, which may affect payments for our tests. Governmental and private entities that establish reimbursement policies, including CMS, frequently change coverage policies, product and service codes and payment methodologies and reimbursement values. Due in part to actions by third-party payers, the health care industry is experiencing a trend toward containing or reducing costs through various means, including lowering reimbursement rates and negotiating reduced payment schedules with service providers for certain products and/or services.
Our inability to promptly obtain coverage and profitable reimbursement rates from third-party payers for our tests could have a material and adverse effect on our business, operating results and financial condition.
In addition, leading professional societies may recommend alternatives to our tests, which may provide a basis for third-party payers not to cover or reimburse our tests. In making coverage determinations, third-party payers often rely on practice guidelines issued by professional societies. Test-ordering providers may also rely on such guidelines when deciding whether to order testing for their patients. If any relevant professional societies issue guidelines suggesting, or otherwise make recommendations, that providers not use our tests or instead use alternatives to our tests, payers may make unfavorable coverage and reimbursement decisions and test-ordering providers may not order our tests. Any such outcomes could have a material and adverse effect on our business, operating results, and financial condition.
New reimbursement methodologies applicable to the PreTRM test, and other future tests, including new CPT codes, may decrease reimbursement rates from third-party payers.
The American Medical Association, or AMA, generally assigns specific billing codes for laboratory tests under a coding system known as Current Procedure Terminology, or CPT, which we must use to bill and receive reimbursement for our tests. Once a CPT code is established, CMS establishes payment levels and coverage rules for that code under Medicare and Medicaid. Commercial insurers likewise establish their own payment rates and coverage rules for that code.
The AMA has issued a unique CPT® PLA code for the PreTRM test. Before the AMA issued a CPT PLA code for the PreTRM test, we submitted claims for reimbursement using CPT codes existing at the time based on the guidance of outside coding experts and legal counsel.
We cannot guarantee that we will be able to negotiate favorable rates for our unique code, nor can we guarantee that we will receive reimbursement at all, especially if we are unable to collect and publish additional data and obtain positive coverage determinations for the PreTRM test or our other future tests.
We do not currently have specific CPT codes assigned for any of our other tests under development and there is a risk that we may not be able to obtain such codes or, if obtained, we may not be able to negotiate favorable rates for such codes.
Finally, third-party payers may not establish positive coverage policies for our tests or adequately reimburse for any CPT code we may use, or seek recoupment for testing previously performed, which is a common occurrence in our industry.
Billing disputes with third-party payers, including disagreement regarding the selection and use of CPT codes when submitting claims, may decrease realized revenue and may lead to requests for recoupment of past amounts paid.
It is possible that payers could dispute our billing or coding from time to time. Payers may likewise request recoupments of our business, and we expect that these disputes and requests or recoupment may arise. Third-party payers may also decide to deny payment or recoup payment for testing that they contend to have been not medically necessary, against their coverage determinations, or for which they have otherwise overpaid. There is also a risk that the CPT codes we previously submitted, are currently submitting, or will submit in the future on claims will be rejected or withdrawn or that third-party payers will seek refunds of amounts that they claim were inappropriately billed based on, for example, the CPT code used, the modifier attached or the number of units billed. Claims for recoupment require the time and attention of our management and other key personnel, which can be a distraction from operating our business.
If third-party payers deny payment for testing, reimbursement revenue for our testing could decline. If a third-party payer successfully challenges that payment for prior testing was in breach of contract or otherwise contrary to policy or law, they may recoup payment, which amounts could be significant and would impact our operating results and financial condition, and it may decrease reimbursement going forward. We may also decide to negotiate and settle with a third-party payer in order to resolve an allegation of overpayment. Any of these outcomes, including recoupment or reimbursements, might also require us to restate our financials from a prior period, any of which could have a material and adverse effect on our business, operating results, and financial condition.
Failure to comply with laws and regulations related to submission of claims for our services could result in substantial financial penalties and/or potential civil or criminal liability.
We are subject to a variety of complex federal and state laws and regulations applicable to the submission of claims for payment for our services. If a third-party payer or a regulatory or enforcement agency, or, in some cases, qui tam relators, believe or allege that we engaged in improper billing practices, including, but not limited to, submitting improper CPT codes, multipliers or modifiers on our claims, we may be subject to investigation and/or enforcement actions under federal and/or state law.
Responding to and defending such investigations and/or enforcement actions may require significant time and attention from management and key personnel, include significant expenditures, and result in significant penalties, damages, fees, and reputational harm, all of which could have a material adverse effect on our business, operating results, and financial condition. See “— Risks Related to Government Regulation — If we, or our employees or contractors on our behalf, engage in conduct that violates health care laws, are suspected or accused of engaging in such conduct, or are subject to investigation for actual or alleged such conduct, we could face substantial penalties and damage to our reputation, and our business operations and financial condition could be adversely affected.”
“Most favored nation” provisions in contracts with third-party payers may limit potential for revenue growth and may lead to claims for recoupment.
Some of our contracts with third-party payers may in the future contain “most favored nation” provisions, pursuant to which we typically agree that we will not bill the third-party payer more than we bill any other third-party payer. These contract provisions limit the amount we are able to charge for our products and can negatively impact revenue. We monitor our billing and claims submissions for compliance with these contractual requirements with third-party payers. If we do not successfully manage compliance with these most favored nation provisions, we may be required to forego revenues from some third-party payers or reduce the amount we bill to each third-party payer with a most favored nation clause in its contract that is violated, which would adversely affect our business, operating results, and financial condition. This situation could also subject us to claims for recoupment, which could ultimately result in an obligation to repay amounts previously earned.
When third-party payers deny coverage, we are often unable to collect from the patient or any other source and risk disputes if we attempt to do so.
If a third-party payer denies coverage, or if the patient has a large deductible or co-insurance amount, it may be difficult for us to collect from the patient, and we may not be successful in doing so. If we are in-network, we may be contractually prohibited from seeking payment from the patient. If we are out-of-network, we may be unable to collect the full amount of a patient’s responsibility, despite our good faith efforts to collect. As a result, we may not always be able to collect the full amount due for our tests if third-party payers deny coverage, cover only a portion of the invoiced amount or the patient has a large deductible, which could cause payers to raise questions regarding our billing policies and patient collection practices.
We believe that our practices with respect to billing and collecting patient responsibility amounts are compliant with applicable laws; however, we may in the future receive inquiries from third-party payers regarding our practices in these areas. There is no guarantee that we will be successful in addressing such concerns, and if we are unsuccessful, this may result in a third-party payer deciding to reimburse for our tests at a lower rate or not at all, seeking recoupment of amounts previously paid to us, or bringing legal action to seek reimbursement of previous amounts paid. Any of such occurrences could cause reimbursement revenue for our testing, which constitutes the large majority of our revenue, to decline. Additionally, if we were required to make a repayment, such repayment could be significant, which could have a material and adverse effect on our business, operating results, and financial condition.
Our revenues may be adversely impacted if third-party payers withdraw coverage or provide lower levels of reimbursement due to changing policies, billing complexities or other factors.
If we become an in-network provider by entering into an agreement with any of the third-party payers from which we receive reimbursement, this means that we will have an agreement that governs approval or payment terms. However, such a contract would not guarantee reimbursement for all testing we perform.
In addition, the terms of any such agreement may require a physician or qualified practitioner’s signature on test requisitions or require other controls and procedures prior to conducting a test. In particular, third-party payers have been increasingly requiring prior authorization to be obtained prior to conducting a test as a condition to reimbursing for the test. If the payers were to do so for the PreTRM test, it could place a burden on our billing operations and require us to dedicate resources to monitor that these prior authorization requirements are met. To the extent we or the health care providers ordering our tests do not follow the prior authorization requirements, we may be subject to claims for recoupment of reimbursement amounts previously paid to us, or may not receive some or all of the reimbursement payments to which we would otherwise be entitled. This may occur in the future, which could have a material and adverse effect on our business, operating results, and financial condition.
If we are considered to be an out-of-network provider, which we expect to be the case with at least some of the largest third-party payers from which we may receive reimbursement in the future, such third-party payers could withdraw coverage and decline to reimburse for our tests, for any reason. They can also impose prior authorization requirements through the terms of the patients’ health plans. Managing reimbursement on a case-by-case basis is time-consuming and contributes to an increase in the number of days it takes us to collect on accounts, which also increases our risk of non-payment. Negotiating reimbursement on a case-by-case basis also typically results in the receipt of reimbursement at a significant discount to the list price of our tests.
Even if we are being reimbursed for our tests, third-party payers may unilaterally review and adjust the rate of reimbursement, require co-payments from patients or stop paying for our tests. Both government health care programs and private insurers continue to increase their efforts to control the cost, utilization and delivery of health care services by demanding price discounts or rebates and limiting coverage of, and amounts they will pay for, molecular tests. These measures have resulted in reduced payment rates and decreased utilization in the clinical laboratory industry. Because of these cost-containment measures, governmental and commercial insurers — including those that may reimburse our tests in the future — may reduce, suspend, revoke or discontinue payments or coverage at any time. Reduced reimbursement of our tests may harm our business, operating results, and financial condition.
Billing for clinical laboratory testing services is complex. We perform tests in advance of payment and without certainty as to the outcome of the billing process. In cases where we expect to receive a fixed fee per test due to our reimbursement arrangements, we may nevertheless encounter variable reimbursement, leading to disputes over pricing and billing. Each third-party payer typically has different billing requirements, and the billing requirements of many payers have become increasingly difficult to meet. Among the factors complicating our billing of third-party payers are:
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disparity in coverage among various payers;

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disparity in information and billing requirements among payers, including with respect to prior authorization requirements and procedures and establishing medical necessity; and

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incorrect or missing billing information, which is required to be provided by the ordering health care provider.

These risks related to billing complexities, and the associated uncertainty in obtaining payment for our tests, could harm our business, operating results, and financial condition.
Status as an out-of-network provider with a large commercial insurer may cause health care providers to avoid recommending our tests.
We may be considered to be an out-of-network provider with respect to the large commercial insurers from which we may receive reimbursement from in the future. Physician groups and other health care providers may view this negatively and may insist upon only using reference laboratories that are in-network with their patients’ insurance companies. These types of decisions could reduce our revenue and harm our financial condition.
Changes in government health care policy could increase our costs and negatively impact coverage and reimbursement for our tests by governmental and other third-party payers.
The U.S. government is pursuing health care reform and aiming to reduce health care costs. Government health care policy has been, and will likely continue to be, a topic of extensive legislative and executive activity in the U.S. federal government and many U.S. state governments. As a result, our business could be affected by significant and potentially unanticipated changes in government health care policy, which could in turn substantially impact our revenues, increase costs, and divert management attention from our business strategy. We cannot predict the impact of governmental health care policy changes on our future business, operating results, and financial condition.
In the United States, the Affordable Care Act, or ACA, was signed into law in March 2010 and significantly impacted the U.S. pharmaceutical and medical device industries, including the diagnostics sector, in a number of ways. The ACA restricts insurers from charging higher premiums or denying coverage to individuals with pre-existing conditions, and requires insurers to cover certain preventative services without charging any copayment or coinsurance, including screening for lung, breast, colorectal and cervical cancers. The ACA also created a new system of health insurance “exchanges” designed to make health insurance available to individuals and certain groups through state- or federally-administered marketplaces in addition to existing channels for obtaining health insurance coverage. In connection with such exchanges, certain “essential health benefits” are intended to be made more consistent across plans, setting a baseline coverage level. The states (and the federal government) have some discretion in determining the definition of “essential health benefits” and we do not know whether our tests or other products will fall into a benefit category deemed “essential” for coverage purposes across the plans offered in any or all of the exchanges. If any of our tests are not covered by plans offered in the health insurance exchanges, our business, operating results and financial condition could be adversely affected.
There have been multiple attempts to repeal the ACA or significantly scale back its applicability, which could negatively impact reimbursement for our testing, adversely affect our test volumes and adversely affect our business, operating results, and financial condition. In December 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that as part of the 2017 Tax Cuts and Jobs Act, Congress repealed the tax-based shared responsibility payment imposed by the ACA commonly referred to as the “individual mandate.” The repeal of this mandate means that fewer consumers will carry insurance coverage and therefore may be less likely to elect to receive our testing because they would be required to pay out of pocket for such tests.
In December 2019, the Fifth Circuit Court of Appeals upheld the Texas District Court’s ruling that the individual mandate was unconstitutional and remanded the case back to the Texas District Court to determine whether the remaining provisions of the ACA were nonetheless valid. On March 2, 2020, the U.S. Supreme Court granted petitions for writs of certiorari to review this case and oral arguments occurred on November 10, 2020; although it is unclear how the Supreme Court will rule, a decision is expected in Spring 2021. Because it is unclear whether or how the ACA may change, and whether and to what extent clinical laboratory testing may be affected, especially given the new administration, we are uncertain how our business may be impacted.
In addition to the ACA, various health care reform proposals have also emerged from federal and state governments. The Protecting Access to Medicare Act of 2014, or PAMA, for example, introduced a multi-year pricing program for services payable under the Clinical Laboratory Fee Schedule, or CLFS, that is designed to bring Medicare allowable amounts in line with the amounts paid by private payers. The rule issued by CMS to implement PAMA required certain laboratories to report third-party payer rates and test volumes.
The implementation of Medicare rates pursuant to PAMA has negatively impacted overall pricing and reimbursement for many clinical laboratory testing services and may do so in the future. Since January 1, 2018, the Medicare payment rate for these tests is equal to the weighted median private payer rate reported to CMS, which for many tests is lower than the previous CLFS payment rates due to the often lower negotiated private insurer rates applicable to large commercial laboratories that were required to report data to CMS. Likewise, because private insurers often base their pricing for laboratory testing on a percentage of the price set on the CLFS, PAMA has in turn affected rates paid by private insurers.
Although we do not presently submit claims to Medicare or other state and federal health care programs, the rates paid by these programs have been the subject of controversy in the industry, including a lawsuit by the American Clinical Laboratory Association, and it is unclear whether and to what extent the new rates may change.
Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic.
We cannot predict whether future health care initiatives will be implemented at the federal or state level or how any such future legislation, regulation, or initiative may affect us. Current or potential future federal legislation and the expansion of government’s role in the U.S. health care industry, as well as changes to the reimbursement amounts paid by third-party payers for our current and future tests, may adversely affect our test volumes and adversely affect our business, operating results, and financial condition.
If the validity of an informed consent from a patient is challenged, we could be precluded from billing for such patient’s testing, be forced to stop performing certain tests, forced to exclude the patient’s data or samples from clinical trial results or be subject to lawsuits or regulatory enforcement.
We are required to ensure that all clinical data and blood samples that we receive have been collected from subjects who have provided appropriate informed consent for us to perform our testing, both commercially and in clinical trials. Among other things, in our consent forms, we seek to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. A subject’s informed consent could be challenged in the future, and the informed consent could prove invalid, unlawful or otherwise inadequate for our purposes. Any such findings against us, or our partners, could deny us access to, or force us to stop, testing samples in a particular territory or could call into question the results of our clinical trials. We could also be precluded from billing third-party payers for tests for which informed consents for such tests are challenged, or we could be requested to refund amounts previously paid by third-party payers for such tests. We could become involved in legal challenges or regulatory enforcement, which could require significant management and financial resources and adversely affect our operating results.
Risks Related to Government Regulation
We may be adversely impacted by changes in laws and regulations, or in their application.
The healthcare industry in which we operate is highly regulated, and failure to comply with applicable regulatory, supervisory, accreditation, registration or licensing requirements may adversely affect our business, operating results and financial condition. The laws and regulations governing our research and marketing efforts are extremely complex and in many instances there are no clear regulatory or judicial interpretations of these laws and regulations, which increases the risk that we may be found to be in violation of these laws.
Furthermore, the industry is growing, and regulatory agencies such as HHS or the FDA may apply heightened scrutiny to new developments. While we have taken steps to ensure compliance with current regulatory frameworks in all material respects as historically enforced by the applicable regulatory agencies, given the highly complex and often unclear guidelines, there could be areas where we are unintentionally and unknowingly noncompliant. Any change in the federal or state laws or regulations relating to our business may require us to implement changes to our business or practices, and we may not be able to do so in a timely or cost-effective manner. Should we be found to be noncompliant with current or future regulatory requirements, we may be subject to sanctions that could include changes to our operations, adverse publicity, substantial financial penalties and criminal proceedings, which may adversely affect our business, operating results and financial condition by increasing our cost of compliance or limiting our ability to develop, market and commercialize our products.
In addition, there has been a recent trend of increased U.S. federal and state regulation of payments made to physicians, which are governed by laws and regulations including the Stark Law, the federal Anti-Kickback Statute, the Physician Payments Sunshine Act, the Eliminating Kickbacks in Recovery Act of 2018

and the federal False Claims Act, or FCA, as well as state equivalents of such laws. For example, the Stark Law and some state law equivalents include many requirements such as tracking and/or capping non-monetary compensation provided to referring physicians, unless an exception protects that compensation.
While we are implementing a compliance plan intended to address compliance with government laws and regulations, including applicable fraud and abuse laws and regulations such as those described in this risk factor, the evolving commercial compliance environment and the need to build and maintain robust and scalable systems to comply with regulations in multiple jurisdictions with different compliance and reporting requirements increases the possibility that we could inadvertently violate one or more of these requirements.
Changes in the way the FDA regulates the reagents, other consumables and testing equipment we use when developing, validating and performing our tests could result in delay or additional expense in bringing our tests to market or performing such tests for our customers.
Many of the sequencing instruments, reagents, kits and other consumable products used to perform our testing, as well as the instruments and other capital equipment that enable the testing, are offered for sale as analyte specific reagents, or ASRs, or for research use only, or RUO. ASRs are medical devices and must comply with FDA quality system requirements provisions and other device requirements, but most are exempt from premarket review by the FDA as an in vitro diagnostic product. Products that are intended for RUO and are labeled as RUO are exempt from compliance with most FDA requirements, including the approval or clearance and other product quality requirements for medical devices. A product labeled RUO but which is actually intended for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug and Cosmetic Act, or the FD&C Act, and subject to FDA enforcement action. The FDA has said that when determining the intended use of a product labeled RUO, it will consider the totality of the circumstances surrounding distribution and use of the product, including how the product is marketed and to whom. The FDA could disagree with a supplier’s assessment that the supplier’s products are RUOs, or could conclude that products labeled as RUO are actually intended for clinical diagnostic use, and could take enforcement action against the supplier, including requiring the supplier to cease offering the product while it seeks appropriate marketing authorization from FDA. Suppliers of ASRs and RUO products that we employ in our tests may cease selling their respective products, and we may be unable to obtain an acceptable substitute on commercially reasonable terms or at all, which could significantly and adversely affect our ability to provide timely testing results to our customers or could significantly increase our costs of conducting business.
If we fail to comply with federal and/or state laboratory licensing requirements, we could lose the ability to perform our tests or experience disruptions to our business.
We are subject to CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations require clinical laboratories to obtain a certificate and mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management and quality assurance. CLIA certification is also required in order for us to be eligible to bill many commercial insurers for our tests. To renew this certification, we are subject to survey and inspection every two years.
In addition to CLIA requirements, we elect to participate in the accreditation program of the College of American Pathologists, or CAP. CMS, which regulates clinical laboratories through CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of inspection by CMS for CAP-accredited laboratories. Because we are accredited by the CAP Laboratory Accreditation Program, we are deemed to also comply with CLIA. Many commercial insurers require CAP accreditation as a condition to contracting with clinical laboratories to cover their tests.
CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA-certified laboratory by any owners or operators of the deficient laboratory. Any sanction imposed under CLIA and its implementing regulations, including but not limited to those applicable to proficiency testing, or our failure to renew a CLIA certificate, could have a material and adverse effect on our business, operating results and financial condition. If we were to lose our CLIA certification, we would not be able to operate our clinical laboratory or conduct our testing, which would adversely impact our business, operating results, and financial condition. Failure to maintain CAP accreditation could likewise have a material adverse effect on the sales of our tests and the results of our operations.
Moreover, several states require that we hold licenses to test samples from patients in those states. For example, in New York, our PreTRM test must be approved by the New York State Department of Health before it is offered in New York. As part of this process, the State of New York requires validation of our tests. New York State also requires additional regulatory approvals for laboratories producing clinical results through the oversight of the New York State Clinical Laboratory Evaluation Program (NYS-CLEP). We have obtained licenses from states where we believe we are required to be licensed. From time to time, we may become aware of other states that require out-of-state laboratories to obtain licensure in order to accept specimens from the state, and it is possible that other states do have such requirements or will have such requirements in the future. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we expect to seek to comply with such requirements. However, there is no assurance that we will be able to obtain any such required license for the particular state.
If a clinical laboratory is out of compliance with state laboratory licensure laws and regulations, the state authority may suspend, restrict or revoke the license to operate the clinical laboratory, assess substantial civil money penalties, or impose specific corrective action plans. If we were to lose a required state licensure, we would not be able to operate our clinical laboratory and conduct our tests, in full or in particular states, which would adversely impact our business, operating results and financial condition. Any such actions could materially affect our business.
The FDA may undertake rulemaking to regulate Laboratory Developed Tests, or LDTs, or Congress may reform the current legal requirements applicable to LDTs, in which case we may become subject to extensive regulatory requirements and may be required to conduct additional clinical trials prior to continuing to sell our existing tests or launching any other tests we may develop, which may increase the cost of conducting, or otherwise harm, our business.
We currently market the PreTRM test as an LDT and may in the future market other tests as LDTs. The FDA has adopted a policy of enforcement discretion with respect to LDTs whereby the FDA does not generally actively enforce its regulatory requirements for such tests. However, in the past the FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. If there are changes in FDA regulations and legislative authorities such that the agency begins to exercise oversight over LDTs, or if the FDA disagrees that our marketed tests are within the scope of its criteria used for defining LDTs, we may become subject to extensive regulatory requirements and may be required to stop selling our existing test or launching any other tests we may develop and to conduct additional clinical trials or take other actions prior to continuing to market our tests. If the FDA allows our tests to remain on the market but there is uncertainty about our tests, if they are labeled investigational by the FDA or if labeling claims the FDA allows us to make are very limited, orders from health care providers or reimbursement for our tests may decline.
While we believe that we are currently in material compliance with applicable laws and regulations as historically enforced by the FDA with respect to LDTs, we cannot assure you that the FDA will agree with our determination. A determination that we have violated these laws and regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business, prospects, results of operations and financial condition.
Moreover, if the FDA were to disagree with our conclusion that the PreTRM test falls within the scope of the agency’s LDT definition and that the PreTRM test is thus subject to FDA’s medical device authorities and implementing regulations, the agency could require that we obtain premarket approval or another type of device premarket authorization in order for us to commercialize the PreTRM test. As part of this process, we may also be required to conduct additional clinical testing before applying for commercial marketing authorization. Clinical trials must be conducted in compliance with FDA regulations in order to support a marketing submission to the agency for a regulated product, or the FDA may take certain enforcement actions or reject the data. Performing additional, new clinical studies and trials in order to obtain product approval from the FDA, if any were to become necessary, would take a significant amount of time and would substantially delay our ability to commercialize the PreTRM test, all of which would adversely impact our business.

In addition, since 2017, Congress has been working on legislation to create an LDT and In Vitro Diagnostic, or IVD, regulatory framework that would be separate and distinct from the existing medical device regulatory framework. In March 2020, a bipartisan group of members from both chambers of Congress formally introduced the Verifying Accurate, Leading-edge IVCT Development, or VALID Act, which would codify the term “in vitro clinical test”, or IVCT, and create new medical product category separate from medical devices that includes products currently regulated as IVDs as well as LDTs, among other provisions. The VALID Act would also create a new system for laboratories to use to submit their tests electronically to the FDA for approval, which is aimed at reducing the amount of time it would take for the agency to approve such tests, and establish a new program to expedite the development of diagnostic tests that can be used to address a current unmet need for patients.
Most recently, HHS published a policy announcement in August 2020 stating that FDA must go through a notice-and-comment rulemaking process before requiring premarket review of LDTs as medical devices, rather than making such a change through guidance documents, compliance manuals, or other informal policy statements. Although the ultimate impact of HHS’s policy statement on the FDA’s plans for regulating LDTs and its current thinking relating to this category of diagnostic testing products is unclear, the August 2020 announcement appears to confirm that laboratories may commercialize LDTs for clinical use without submitting such tests for FDA premarket review and marketing authorization under the medical device regulatory framework. HHS’s policy statement does not affect proposed legislation for the regulation of LDTs, such as the VALID Act described above. It is also unclear whether the Biden Administration, which assumed control of the executive branch on January 20, 2021, will take the same position as the former administration or seek to revoke or revise the HHS policy announcement from August 2020.
If Congress were to pass the VALID Act or any other legislation applicable to the FDA’s regulation of LDTs, we will likely be subject to increased regulatory burdens such as registration and listing requirements, adverse event reporting requirements, and quality control requirements. Any legislation or formal FDA regulatory framework affecting LDTs is also likely to have premarket application requirements prohibiting commercialization without FDA authorization and controls regarding modification to the tests that may require further FDA submissions. Any such process would likely be costly and time-consuming.
The outcome and ultimate impact on our business of any changes to the federal government’s regulation of LDTs is difficult to predict. Potential future increased regulation of our LDTs could result in increased costs and administrative and legal actions for noncompliance, including warning letters, fines, penalties, product suspensions, product recalls, injunctions and other civil and criminal sanctions, which could have a material and adverse effect upon our business, operating results, and financial condition.
Furthermore, should it be required in the future, we cannot be sure that the PreTRM test, or any new tests that we may develop will be reviewed and authorized for marketing by the FDA in a timely or cost-effective manner, if authorized at all. Even if such tests are authorized for marketing by the FDA, the agency could limit the test’s indications for use, which may significantly limit the market for that product and may adversely affect our business and financial condition.
The Federal Trade Commission and / or state enforcement or regulatory agencies may object to the methods and materials we use to promote our tests and initiate enforcement against us, which could adversely affect our business and financial condition.
The Federal Trade Commission, or FTC, and/or state enforcement or regulatory agencies (including but not limited to the offices of state attorneys general) may object to the materials and methods we use to promote our current tests or other LDTs we may develop in the future, including with respect to the product claims in our promotional materials, and may initiate enforcement actions against us. Enforcement actions by the FTC may include, among others, injunctions, civil penalties, and equitable monetary relief.
Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, results of operations, and financial condition.
The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state and federal laws, requirements, and regulations governing the collection, use, disclosure,

retention, and security of personal information. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations or standards or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal or state laws or regulations, our internal policies and procedures or our contracts governing our use and disclosures of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our operations, financial performance and business.
As our operations and business grow, we may become subject to or affected by new or additional privacy and security laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH (collectively, HIPAA) requires organizations like ours to develop and maintain policies and procedures with respect to information that is protected under HIPAA, called protected health information, or PHI, that is used or disclosed in connection with our testing services, including the adoption of administrative, physical, and technical safeguards to protect such information.
HIPAA further requires organizations subject to HIPAA, called “covered entities” to notify affected individuals “without unreasonable delay and in no case later than 60 calendar days following discovery, of certain unauthorized access, uses, or disclosures of PHI. If a breach affects 500 individuals or more, covered entities must report it to the HHS and local media contemporaneously with notice to affected individuals, and HHS will post information regarding the breach, including the name of the entity reporting the breach, on its public website. If a breach affects fewer than 500 individuals, the covered entity must notify HHS within the first 60 days of the following calendar year.
Penalties for failure to comply with HIPAA and HITECH are substantial and could include corrective action plans, and/or the imposition of civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to enforce HIPAA on behalf of state residents. Courts can award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.
Certain states have also adopted privacy and security laws and regulations, some of which may be more stringent than HIPAA and/or regulate information other than PHI. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. At the state level, for example, California recently enacted the California Consumer Privacy Act, or CCPA, an extremely comprehensive and stringent privacy law. The CCPA took effect on January 1, 2020, and became enforceable by the Califronia Attorney General on July 1, 2020. It creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. CCPA does not apply to information that is protected by HIPAA, but CCPA still applies to other types of personal information held by HIPAA covered entities, such as personnel or marketing information. The regulations issued under the CCPA have been modified several times, and there is still some uncertainty about how the law will be interpreted and enforced.
In addition, California voters also approved a new privacy law, the California Privacy Rights Act, or CPRA, on November 3, 2020. The CPRA will modify the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses stemming from efforts to comply, and additional potential for harm and liability for failure to comply. The CPRA imposes additional obligations on companies covered by the legislation and will expand consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. In addition, in February 2021, the Virginia legislature became the second to enact a state-specific law called the Consumer Data Protection Act, or CDPA, which includes key differences from California’s law, further complicating compliance by industry and other stakeholders. Many similar laws have also been proposed in other states and at the federal level.
The CCPA, the CDPA, and similar laws may increase our compliance costs and potential liability. Any liability from failure to comply with the requirements of these laws could adversely affect our financial condition. All U.S. states have implemented data breach notification laws that overlap and often conflict with HIPAA and apply simultaneously. We must comply with all of these laws simultaneously in the event of a data breach which is a complicated and expensive proposition.
The regulatory framework governing the collection, storage, use and sharing of certain information, particularly financial and other personal information, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing practices. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our privacy policies, changing expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.
Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, Contract Research Organizations, or CROs, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.
Security breaches, losses of data, and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and reputation.
In the ordinary course of our business, we collect and store sensitive data, including PHI (such as patient medical records, including test results), and personally identifiable information. We also store business and financial information, intellectual property, research and development information, trade secrets and other proprietary and business critical information, including that of our customers, payers and collaboration partners. We manage and maintain our data utilizing a combination of on-site systems, managed data center systems and cloud-based data center systems. We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store critical information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider and other service providers, may be vulnerable to attacks by hackers, viruses, disruptions and breaches due to employee error or malfeasance.
A security breach or privacy violation that leads to unauthorized access, disclosure or modification of, or prevents access to, patient information, including PHI, could implicate state and federal breach notification laws, subject us to fines and mandatory corrective action and require us to verify the correctness of, or to reconstruct, database contents. Such a breach or violation also could result in legal claims or proceedings brought by a private party or a governmental authority, liability under laws and regulations that protect the privacy of personal information, such as HIPAA, HITECH and laws and regulations of various U.S. states, as well as penalties imposed by the Payment Card Industry Security Standards Council for violations of the Payment Card Industry Data Security Standards. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, we may suffer loss of reputation, financial loss and civil or criminal fines or other penalties. In addition, these breaches and other forms of inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above.
Unauthorized access, loss or dissemination of information could disrupt our operations, including our ability to perform tests, provide test results, bill payers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, develop and commercialize tests, collect, process and prepare company financial information, provide information about our tests, educate patients and health care providers about our service and manage the administrative aspects of our business, any of which could damage our reputation and adversely affect our business. Any breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our competitive position.
In addition, health-related, privacy, and data protection laws and regulations in the U.S. are subject to interpretation and enforcement by various governmental authorities and courts, resulting in complex compliance issues and the potential for varying or even conflicting interpretations, particularly as laws and regulations in this area are in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business and our reputation. Complying with these laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business, operating results, and financial condition.
Any failure or perceived failure by us or any third-party collaborators, service providers, contractors or consultants to comply with privacy, confidentiality, data security or similar obligations, or any data security incidents or other security breaches that result in the accidental, unlawful or unauthorized access to, use of, release of, or transfer of sensitive information, including personally identifiable information, or PHI, may result in negative publicity, harm to our reputation, governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us, could cause third parties to lose trust in us or could result in claims by third parties, including class action lawsuits, any of which could have a material adverse effect on our reputation, business, financial condition or results of operations. While we have implemented data security measures intended to protect our information, data, information technology systems, applications and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or data security incidents or that these measures will be satisfactory to regulatory authorities in the event of an audit, investigation or complaint.
If we, or our employees or contractors on our behalf, engage in conduct that violates health care laws, are suspected or accused of engaging in such conduct or are subject to investigation for actual or alleged such conduct, we could face substantial penalties and damage to our reputation, and our business operations and financial condition could be adversely affected.
We operate in one of the most highly regulated industries in the United States. Our business activities are, or may in the future be, subject to comprehensive compliance obligations under state and federal law, including:
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CLIA’s and CAP’s regulation of our laboratory activities.

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The federal Anti-Kickback Statute, or the AKS, which generally prohibits, among other things knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, in return for or to induce a person to refer an individual for any good, facility, item, or service reimbursable by a covered payer. A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the FCA or federal civil money penalties.

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The Stark Law, also known as the physician self-referral law, generally prohibits physicians from making referrals for certain services if the physician or an immediate family member has a prohibited financial relationship with the entity providing the services at issue. State enforcement agencies may assert that a claim including items or services resulting from a violation of the state physician self-referral law constitutes a false or fraudulent claim for purposes of any state false claims statute. If we submit claims to Medicare or Medicaid in the future, our business activities will also be subject to the federal Stark Law.
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The federal civil and criminal false claims laws and civil monetary penalty laws, such as the FCA, which impose criminal and civil penalties and authorize civil whistleblower or qui tam actions, against individuals or entities for, among other things: knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly making, using or causing to be made or used, a false statement of record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government (sometimes referred to as a “reverse” false claim). The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.

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HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters; similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by HITECH and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates, independent contractors or agents of covered entities, that perform services for them that involve the creation, maintenance, receipt, use, or disclosure of, individually identifiable health information relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, there are additional federal, state and non-U.S. laws which govern the privacy and security of health and other personal information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

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The Eliminating Kickbacks in Recovery Act of 2018, or EKRA, which is an all-payer anti-kickback law that criminalizes the offer, payment, solicitation or receipt of any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory, unless an exception applies. Most of the safe harbors applicable under the AKS are not reiterated under EKRA, thereby potentially expanding the universe of arrangements that could be subject to enforcement. A violation of EKRA is punishable by imprisonment and fines.

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The federal health care fraud statute, which imposes criminal liability for executing or attempting to execute a scheme to defraud any health care benefit program and willfully embezzling or stealing from a health care benefit program (which include private insurers). Violations of this statute are punishable by imprisonment and fines, among other penalties.

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State data privacy and security laws, which may be more stringent than HIPAA. For example, the CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. The CCPA is expected to increase data breach litigation and may increase our compliance costs and potential liability.

Many similar laws have been proposed at the federal level and in other states; in the event that we are subject to or affected by any such privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.
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Federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste and workplace safety for health care employees.

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Laws and regulations relating to health and safety, labor and employment, public reporting, taxation and other areas applicable to businesses generally, all of which are subject to change, including, for example, the significant changes to the taxation of business entities were enacted in December 2017.

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Additionally, we are subject to state equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payer. Many U.S. states have adopted laws similar to the AKS and FCA, which may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental payers, including private insurers. In addition, some states have passed laws that prohibit fee-splitting state fraud and abuse laws, such as fee-splitting restrictions, insurance fraud laws, anti-markup laws, prohibitions on waiving coinsurance, copayments, deductibles and other amounts owed by patients, and prohibitions on the provision of tests at no or discounted cost to induce physician or patient adoption. Some states also prohibit certain health care practices, such as billing physicians for tests that they order and business corporations practicing medicine or employing or engaging physicians to practice medicine. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because we develop our LDTs solely for use by or within our own laboratory, and because we do not currently submit claims to Medicare, Medicaid or the Children’s Health Insurance Program, or CHIP, we believe we are exempt from the reporting requirements imposed under the federal Physician Payments Sunshine Act, or the Sunshine Act. The Sunshine Act requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies reimbursed under Medicare, Medicaid or CHIP to annually report to CMS information related to payments and other transfers of value provided to physicians, certain other health care professionals beginning in 2022, and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members. While we believe that the Sunshine Act does not apply to our business, we cannot assure you that the federal government or other regulators will agree with our determination. Moreover, we could become subject to Sunshine Act reporting requirements if (i) we begin submitting claims for reimbursement for our tests to an applicable government health care program; and (ii) the FDA requires us to obtain premarket authorization for our tests as medical devices or Congress enacts legislative reforms to the federal oversight of LDTs to subject them to FDA regulation and/or the reporting requirements of the Sunshine Act. A determination that we have violated these laws and related CMS regulations, or a public announcement that we are being investigated for possible violations, could adversely affect our business.
In addition, the rapid growth and expansion of our business may increase the risk of violating these laws or related internal compliance policies and procedures, as well as the possibility that we may be accused of and/or investigated for violating these laws, regulations, and related internal policies and procedures. We likewise may be accused of, and subject to investigation and/or enforcement for, violating these laws on the basis of conduct engaged in by our employees, contractors and/or other related third parties. Such accusations and investigations may stem from allegations made by whistleblowers under the qui tam provisions of the FCA or state law equivalents, as well as investigative efforts undertaken by state and federal regulatory and enforcement agencies. The evolving interpretations of these laws and regulations by courts and regulators increase the risk that we may be alleged to be, or in fact found to be, in violation of these or other laws and regulations.
Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge and may not comply under one or more of such laws, regulations, and guidance. Law enforcement authorities are increasingly focused on enforcing fraud and abuse laws, and it is possible that some of our practices may be challenged under these laws. Efforts to ensure that our current and future business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. If our operations, including our arrangements with physicians and other healthcare providers are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion fromparticipation in federal and state healthcare programs (such as Medicare and Medicaid), and imprisonment, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results.
Companies in our industry occasionally receive investigative demands, subpoenas, or other requests for information from state and federal governmental agencies. We cannot predict the occurrence, timing, outcome or impact of any such investigations. Any adverse outcome in one or more of these investigations could include the commencement of civil and/or criminal proceedings, substantial fines, penalties, administrative remedies and/or entry into corporate integrity agreements with governmental agencies, among other penalties. In addition, resolution of any of these matters could involve the imposition of additional costly compliance obligations. These potential consequences, as well as any adverse outcome from government investigations, could have a material and adverse effect on our business, operating results and financial condition.
Risks Related to Intellectual Property
Any failure to obtain, maintain, and enforce our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depend, in part, on our ability to obtain, maintain and enforce patents, trade secrets, trademarks and other intellectual property rights and to operate without having third parties infringe, misappropriate or circumvent the rights that we own or license. If we are unable to obtain, maintain and enforce intellectual property protection covering our current and future tests or technology, others may be able to make, use or sell tests or technology that are substantially the same as ours without incurring the sizeable development costs that we have incurred, which would adversely affect our ability to compete in the market. Our ability to stop third parties from making, using, selling, offering to sell or importing our tests or technology is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. However, the patent positions of diagnostic companies, including ours, can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. The U.S. Supreme Court and U.S. Court of Appeals for the Federal Circuit have in recent years issued a number of decisions relating to the patent-eligibility of diagnostic method claims. We cannot predict what impact these decisions may have on our ability to obtain or enforce patents relating to diagnostic methods in the future. We believe that no consistent policy regarding the scope of valid patent claims in these fields has emerged to date in the United States. The patent situation in the diagnostics industry outside the United States also is uncertain at least in a number of countries. Moreover, U.S. patent laws frequently change, including changes regarding how patent laws are interpreted, and the U.S. Patent and Trademark Office, or USPTO, frequently issues new procedures to the patent system. We cannot accurately predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law. Those changes may materially affect our patents, our ability to obtain patents. Therefore, there can be no assurance that any current or future patent applications will result in the issuance of patents or that we will develop additional proprietary tests or technology which are patentable. Moreover, patents or pending applications that may issue in the future may not provide us with any competitive advantage. Our patent position is subject to numerous additional risks, including the following:
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we may fail to seek patent protection for inventions that are important to our success;

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any current or future patent applications may not result in issued patents;

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we cannot be certain that we were the first to file patent applications for the inventions covered by pending patent applications and, if we are not, we may be subject to priority or derivation disputes;

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we may be required to disclaim part or all of the term of certain patents or part or all of the term of certain patent applications;

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we may file patent applications but have claims restricted or we may not be able to supply sufficient data to support our claims and, as a result, may not obtain the original claims desired or we may receive restricted claims. Alternatively, it is possible that we may not receive any patent protection from an application;

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we could inadvertently abandon a patent or patent application, resulting in the loss of protection of certain intellectual property rights in a particular country. We or our patent counsel may take action resulting in a patent or patent application becoming abandoned which may not be able to be reinstated or if reinstated, may suffer patent term adjustments;

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the claims of our issued patents or patent applications when issued may not cover our tests or technology;

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no assurance can be given that our patents would be declared by a court to be valid and enforceable or that a competitor’s test or technology would be found by a court to infringe our patents. Our patents or patent applications may be challenged by third parties in patent litigation or in proceedings before the USPTO or its foreign counterparts, and may ultimately be declared invalid or unenforceable, or narrowed in scope;

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there may be prior art of which we are not aware that may affect the validity of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to do so;

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third parties may develop tests or technology that have the same or similar effect as our tests and technology without infringing our patents. Such third parties may also intentionally circumvent our patents by means of alternate designs or processes or file applications or be granted patents that would block or hurt our efforts;

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there may be patents relevant to our tests or technology of which we are not aware;

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certain of our intellectual property was partly supported by a U.S. government grant awarded by the National Institutes of Health, and the government accordingly has certain rights in this intellectual property, including a non-exclusive, non-transferable, irrevocable worldwide license to use applicable inventions for any governmental purpose. Such rights also include “march-in” rights, which refer to the right of the U.S. government to require us to grant a license to the technology to a responsible applicant if we fail to achieve practical application of the technology or if action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry;

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our patent counsel, lawyers or advisors may have given us, or may in the future give us incorrect advice or counsel;

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the patent and patent enforcement laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed, and we may not pursue or obtain patent protection in all major markets; and

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we may not develop additional tests or technology that are patentable.

Any of these factors could hurt our ability to gain patent protection for our tests and technology.
Issued patents covering our tests and technology could be found invalid or unenforceable if challenged.
Our patents and patent applications may be subject to validity, enforceability and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of our patents or patent applications may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to our patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to our business, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if we initiate legal proceedings against a third party to enforce a patent covering our tests or technology, the defendant could counterclaim that such patent covering our tests or technology, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the relevant patent office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover and protect our tests or technology. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, our licensor, our or its patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on certain aspects of our tests and technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license intellectual property or develop or commercialize current or future tests and technology.
We may not be aware of all third-party intellectual property rights potentially relating to our tests or technology. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions, that could result in substantial cost to us and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over our patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against our patents, regardless of the merit of such proceedings and regardless of whether we are successful, we could experience significant costs and our management may be distracted. Any of the foregoing events could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our intellectual property may be infringed upon by a third party.
Third parties may infringe one or more of our patents, trademarks or other intellectual property rights. We cannot predict if, when or where a third party may infringe our intellectual property rights. To counter infringement, we may be required to file infringement lawsuits, which can be expensive and time consuming. There is no assurance that we would be successful in a court of law in proving that a third party is infringing one or more of our issued patents or trademarks. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us, alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly and/or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question, any of which may adversely affect our business. Even if we are successful in proving in a court of law that a third party is infringing our intellectual property rights, there can be no assurance that we would be successful in halting their infringing activities, for example, through a permanent injunction, or that we would be fully or even partially financially compensated for any harm to our business. We may be forced to enter into a license or other agreement with the infringing third party at terms less profitable or otherwise commercially acceptable to us than if the license or agreement were negotiated under conditions between those of a willing licensee and a willing licensor. We may not become aware of a third-party infringer within legal timeframes for compensation or at all, thereby possibly losing the ability to be compensated for any harm to our business. Such a third party may be operating in a foreign country where the infringer is difficult to locate and/or the intellectual property laws may be more difficult to enforce. Some third-party infringers may be able to sustain the costs of complex infringement litigation more effectively than we can because they have substantially greater resources. Any inability to stop third-party infringement could result in loss in market share of some of our tests and technology or even lead to a delay, reduction and/or inhibition of the development, manufacture or sale of certain tests and technology by us. There is no assurance that a test or technology produced and sold by a third-party infringer would meet our or other regulatory standards or would be safe for use. Such third-party infringer tests or technology could irreparably harm the reputation of our tests or technology thereby resulting in substantial loss in our market share and profits.
Developments or uncertainty in the patent statute, patent case law or USPTO rules and regulations may impact the validity of our patent rights.
Our patent rights may be affected by developments or uncertainty in the patent statute, patent case law or USPTO rules and regulations. For example, the patent position of companies engaged in the development and commercialization of diagnostic tests are particularly uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For instance, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. These changes include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to challenge the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to the life sciences technology. Specifically, these decisions stand for the proposition that patent claims that recite laws of nature are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is uncertain. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining process claims for patent eligibility.
In addition, U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce our existing patents and patents that we might obtain in the future.
We cannot assure you that our patent portfolio will not be negatively impacted by the current uncertain state of the law, new court rulings or changes in guidance or procedures issued by the USPTO or other similar patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on our business, financial condition, prospects and results of operations.
We may be subject to claims challenging the inventorship of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our tests and technology. In addition, counterparties to our consulting, sponsored research, software development and other agreements may assert that they have an ownership interest in intellectual property developed under such arrangements. In particular, certain software development agreements pursuant to which certain third parties have developed parts of our proprietary software may not include provisions that expressly assign to us ownership of all intellectual property developed for us by such third parties. As such, we may not have the right to use all such developed intellectual property under such agreements, we may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain such licenses and such licenses are necessary for the development, manufacture and commercialization of our tests and technology, we may need to cease the development, manufacture and commercialization of our tests and technology. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our business, including our software, workflows, consumables and reagent kits. In such an event, we may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of our tests and technology. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with us until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
We employ individuals who were previously employed at other biotechnology or diagnostic companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial damages and could lose rights to important intellectual property. Even if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.
If we are not able to prevent disclosure of our trade secrets and other proprietary information, the value of our tests and technology could be significantly diminished.
We rely on trade secret protection to protect our interests in proprietary know-how and in processes for which patents are difficult to obtain or enforce, including the proprietary algorithm that we use for our tests and technology, including the PreTRM test. We may not be able to protect our trade secrets adequately. We have a policy of requiring our consultants, advisors and collaborators to enter into confidentiality agreements and our employees to enter into invention, non-disclosure and non-compete agreements. However, no assurance can be given that we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. There is also no assurance that such agreements will provide for a meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. Furthermore, we cannot provide assurance that any of our employees, consultants, contract personnel or collaborators, either accidentally or through willful misconduct, will not cause serious damage to our programs and our strategy, for example by disclosing important trade secrets, know-how or proprietary information to our competitors.
It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us. In addition, others may independently discover our trade secrets and proprietary information. Any action to enforce our rights is likely to be time consuming and expensive, and may ultimately be unsuccessful, or may result in a remedy that is not commercially valuable. These risks are accentuated in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States or Europe. Any unauthorized disclosure of our trade secrets or proprietary information could harm our competitive position.
Risks Related to Our Common Stock and This Offering
There has been no prior public market for our common stock, an active trading market for our common stock may not develop and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering there has been no public market for shares of our common stock. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. Although we intend to apply for our common stock to be approved for listing on The Nasdaq Global Market, an active or liquid market in our common stock may not develop upon the completion of this offering or, if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.
Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.
The price of our stock may be volatile, and you could lose all or part of your investment.
The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:
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our ability to successfully meet our obligations under our commercial agreement with Anthem and obtain broader market adoption of our PreTRM test;

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actual or anticipated variations in our and our competitors’ results of operations, as well as how those results compare to analyst and investor expectations;

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our failure to successfully commercialize our product candidates;

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announcements by us or our competitors of new products, significant acquisitions, other strategic transactions, including strategic and commercial partnerships and relationships, joint ventures, divestitures, collaborations or capital commitments;

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changes in reimbursement practices by current or potential payers;

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failure of analysts to initiate or maintain coverage of our company, issuance of new securities analysts’ reports or changed recommendations for our stock;

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forward-looking statements related to our financial guidance or projections, our failure to meet or exceed our financial guidance or projections or changes in our financial guidance or projections;

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actual or anticipated changes in regulatory oversight of our products;

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development of disputes concerning our intellectual property or other proprietary rights;

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commencement of, or our involvement in, litigation;

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announcement or expectation of additional debt or equity financing efforts;

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any major change in our management;

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our inability to establish collaborations, if needed;

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additions or departures of key scientific or management personnel;

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our ability to effectively manage our growth;

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overall performance of the equity markets;

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sales of our common stock by us or our stockholders in the future;

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trading volume of our common stock;

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changes in accounting practices;

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ineffectiveness of our internal controls;

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general political and economic conditions; and

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other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for diagnostics companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies, including as a result of the COVID-19 pandemic. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.
We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.
Our executive officers, directors and their affiliates and our principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
Based on shares outstanding as of      , 2021, and immediately following the completion of this offering, our executive officers, directors and our principal stockholders and their affiliates will beneficially hold, in the aggregate, approximately      % of our outstanding voting stock, excluding any shares purchased in this offering. These stockholders, acting together, would be able to significantly influence all matters requiring stockholder approval. These stockholders acquired their shares of common stock (including shares of common stock issuable upon the conversion of preferred stock) for less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. This concentration of ownership control may adversely affect the market price of our common stock by:
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delaying, deferring or preventing a change in control;

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entrenching our management and the board of directors;

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impeding a merger, consolidation, takeover or other business combination involving us that other stockholders may desire; and/or

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discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal Stockholders” for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders and their affiliates.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
The initial public offering price was substantially higher than the pro forma as adjusted net tangible book value per share of our common stock after this offering. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share after this offering. As a result, investors purchasing common stock in this offering will incur immediate dilution of      $ per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. Further, investors purchasing common stock in this offering will have contributed approximately      % of the total amount invested by stockholders since our inception, but will own only approximately      % of the shares of common stock outstanding after this offering.
This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering. To the extent outstanding options are exercised, there will be further dilution to new investors. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”
We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an emerging growth company, or EGC, as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may remain an EGC or until the earlier of (a) the last day of the fiscal year (i) following the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
We are also a smaller reporting company, meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (1) the market value of our stock held by non-affiliates is less than $250.0 million or (2) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an EGC we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this prospectus. In particular, we have not included all of the executive compensation information that would be required if we were not an EGC. We cannot predict whether investors will find our common stock less attractive if we rely on certain or all of these exemptions.

If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Under the JOBS Act, EGCs can also delay adopting new or revised accounting standards until such time as those standards apply to private companies, which may make our financial statements less comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end, which could cause the price of our common stock to decline.
If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based on shares of common stock outstanding as of      , 2021, upon the completion of this offering we will have outstanding a total of shares of common stock. Of these shares, only the shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction in the public market immediately following this offering.
The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, subject to earlier release of all or a portion of the shares subject to such agreements by the representatives of the underwriters in this offering in their sole discretion. After the lock-up agreements expire, based upon the number of shares of common stock, on an as-converted basis, outstanding as of      , 2021, up to an additional shares of common stock will be eligible for sale in the public market. Approximately      % of these additional shares are beneficially held by directors, executive officers and their affiliates and will be subject to certain limitations of Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.
In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our existing equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. Additionally, the number of shares of our common stock reserved for issuance under our 2021 Equity Plan will automatically increase on January 1 of each year, beginning on January 1, 2022, by      % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors or compensation committee. Unless our board of directors elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution.
After this offering, the holders of shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act as provided under the terms of an investors’ rights agreement between us and the holders of our redeemable convertible preferred stock, subject to the 180-day lock-up agreements described above. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
Our management team has broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.
We expect to use the net proceeds from the transaction for the following purposes: (i) commercialization activities of PreTRM testing; (ii) clinical studies supporting commercialization of the PreTRM test, including the Anthem/PRIME study, and for product discovery and development studies; (iii) increase capacity and efficiency of our clinical laboratory and enhance our information technology infrastructure; (iv) further development of our proprietary proteomics and bioinformatics platform; and (v) for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or businesses, though we currently have no agreements or commitments to complete any such transaction. However, within the scope of our plan, and in light of the various risks to our business that are set forth in this section, our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if any. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.
We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. In addition, the amount, allocation and timing of our actual expenditures will depend upon numerous factors, many of which are beyond our control. Accordingly, we will have broad discretion in using these proceeds. In addition, until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.
Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change in control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.
Our amended and restated certificate of incorporation and amended and restated bylaws, which are to become effective upon the completion of this offering, contain provisions that could delay or prevent a change in control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:
•
a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•
a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•
a requirement that special meetings of stockholders be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office;

•
advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•
a requirement that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of all outstanding shares of our voting stock then entitled to vote in the election of directors;

•
a requirement of approval of not less than two-thirds of all outstanding shares of our voting stock to amend any bylaws by stockholder action or to amend specific provisions of our certificate of incorporation; and

•
the authority of the board of directors to issue convertible preferred stock on terms determined by the board of directors without stockholder approval and which convertible preferred stock may include rights superior to the rights of the holders of common stock.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change in control transaction or changes in our board of directors could cause the market price of our common stock to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.
Our amended and restated certificate of incorporation to be effective upon the consummation of this offering designates certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation that will become effective upon the completion of this offering provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers and employees, to us or our stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our bylaws (in each case, as they may be amended from time to time), (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws, (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine; provided, however, that this exclusive forum provision will not apply to any causes of action arising under the Exchange Act. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Utah will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We have chosen the United States District Court for the District of Utah as the exclusive forum for such Securities Act causes of action because our principal executive offices are located in Salt Lake City, Utah. In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions. We recognize that the forum selection clause in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the State of Utah, as applicable. Additionally, the forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the District of Utah may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend that the exclusive forum provision would apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We also acknowledge that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce an exclusive forum provision for actions arising under the Securities Act.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and even if we are successful in remediating our material weakness, any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.
We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act concerning areas such as “say on pay” and proxy access. EGCs are permitted to implement many of these requirements over a longer period, which may be up to five years from the pricing of this offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.
We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.
Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an EGC, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. We could be an EGC for up to five years. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:
•
estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing;

•
our use of the net proceeds from this offering;

•
our expectations regarding the rate and degree of market acceptance of our PreTRM test;

•
the impact of our PreTRM test on the field of bioinformatics and proteomics and the size and growth of the addressable bioinformatics and proteomics market;

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our ability to obtain funding for our operations;

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our ability to manage and grow our business and commercialize our PreTRM test;

•
our ability to develop and commercialize new products;

•
our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals;

•
the pricing and reimbursement of our products;

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the implementation of our business model, strategic plans for our business, products and technology;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•
developments relating to our competitors and our industry;

•
the accuracy of our estimates regarding expenses, capital requirements and needs for additional financing;

•
the impact of COVID-19 on our business; and

•
our financial performance.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable as of the date of this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. We believe that the information from these third-party publications, research, surveys and studies included in this prospectus is reliable. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS
We estimate that we will receive net proceeds of approximately $      million from the sale of the shares of our common stock in this offering, or approximately $      million, if the underwriters exercise their option to purchase additional shares in full, based on an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $      million, assuming the initial public offering price stays the same.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate our access to the public equity markets. We intend to use the net proceeds from this offering as follows:
•
approximately $      million to $      million for commercialization activities relating to the PreTRM test;

•
approximately $      million to $      million for clinical studies supporting commercialization of the PreTRM test, including the Anthem/PRIME study, and for product discovery and development studies;

•
approximately $      million to $      million to increase capacity and efficiency of our clinical laboratory and enhance our information technology infrastructure;

•
approximately $      million to $      million for further development of our proprietary proteomics and bioinformatics platform including development of other product candidates in our pipeline; and

•
the balance for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through acquisitions or in-licenses of complementary companies, products or technologies. While we have no current agreements, commitments or understandings for any specific acquisitions or in-licenses at this time, we may use a portion of the net proceeds for these purposes.
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through      .
Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. It is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under the “Risk Factors” section of this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.
Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 as follows:
•
on an actual basis;

•
on a pro forma basis to reflect (i) the sale and issuance of 16,744,569 shares of our Series E convertible preferred stock in February , March and April 2021 for gross cash proceeds of $100.3 million; (ii) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering; (iii) the conversion of all outstanding shares of our convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February , March and April 2021, into an aggregate of 49,562,136 shares of our common stock upon the completion of this offering; (iv) the payment of the outstanding principal balance of $4.5 million and accrued interest of $1.0 million and write-off of the remaining discount of the February 2019 Convertible Note; and (v) the payment of the outstanding principal balance of $3.0 million and final payment fee of $0.1 million and write-off of the remaining deferred finance fees related to our bank loan with Pacific Western Bank; and

•
on a pro forma as adjusted basis to additionally reflect the issuance and sale by us of       shares of our common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing. You should read this information together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.
	As of December 31, 2020
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$13,533	$105,243	$
Series A-1 Convertible Preferred Stock, $0.0001 par value: 1,390 shares authorized, actual, 1,390 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$1,390	—
Series A-2 Convertible Preferred Stock, $0.0001 par value: 7,941,499 shares authorized, actual, 7,908,277 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	19,595	—
Series B-1 Convertible Preferred Stock, $0.0001 par value: 2,060,000 shares authorized, actual, 2,000,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	4,914	—
Series B-2 Convertible Preferred Stock, $0.0001 par value: 5,012,500 shares authorized, actual, 5,000,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	19,984	—
Series C-1 Convertible Preferred Stock, $0.0001 par value: 5,521,905 shares authorized, actual, 5,505,099 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	31,961	—

	As of December 31, 2020
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Series C-2 Convertible Preferred Stock, $0.0001 par value: 12,320,844 shares authorized, actual, no shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—
Series D Convertible Preferred Stock, $0.0001 par value: 11,975,172 shares authorized, actual, 11,928,167 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	50,192	—
Series E Convertible Preferred Stock, $0.0001 par value: 17,529,215 shares authorized, actual, no shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value: 55,000,000 shares authorized, actual, 3,535,688 shares issued and outstanding, actual; 83,000,000 shares authorized, pro forma; 53,097,823 shares issued and outstanding, pro forma; shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted;	—	5
Additional paid-in capital	5,889	234,694
Accumulated deficit	(131,459)	(131,626)
Total stockholders’ (deficit) equity	(125,570)	103,073
Total capitalization	$2,466	$103,073	$

(1)
The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $      million, assuming the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding as of December 31, 2020 excludes the following:
•
8,517,220 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted-average exercise price of $0.79 per share;

•
4,198,770 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, having a weighted-average exercise price of $4.78 per share; and

•
807,702 shares of common stock reserved for issuance pursuant to future awards under our 2011 Equity Incentive Plan.

DILUTION
If you invest in our common stock in this offering, your interest will immediately be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
As of December 31, 2020, our historical net tangible book value (deficit) was $(125.6) million, or $(35.52) per share of common stock. Our historical net tangible book value (deficit) per share is equal to our total tangible assets less our total liabilities and the carrying value of our convertible preferred stock, divided by the number of outstanding shares of our common stock as of December 31, 2020.
Our pro forma net tangible book value as of December 31, 2020 was $103.1 million, or $1.94 per share of common stock. Pro forma net tangible book value is the amount of our total tangible assets less our total liabilities, after giving effect to: (i) the sale and issuance of 16,744,569 shares of our Series E convertible preferred stock in February , March and April 2021 for gross cash proceeds of $100.3 million; (ii) the automatic conversion of all outstanding shares of our convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February , March and April 2021, into an aggregate of 49,562,136 shares of common stock upon the consummation of this offering; (iii) the payment of the outstanding principal balance of $4.5 million and accrued interest of $1.0 million and write-off of the remaining discount of the February 2019 Convertible Note; and (iv) the payment of the outstanding principal balance of $3.0 million and final payment fee of $0.1 million and write-off of the remaining deferred finance fees related to our Bank Loan with Pacific Western Bank. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of issued shares of our common stock as of December 31, 2020, after giving effect to the pro forma adjustments described above.
After giving further effect to the issuance and sale of           shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, our pro forma as adjusted net tangible book value as of December 31, 2020, would have been approximately $      million, or approximately $      per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $      to existing stockholders and immediate dilution of $      in pro forma as adjusted net tangible book value per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The pro forma as adjusted information below is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
The following table illustrates this per share dilution to new investors:
Assumed initial public offering price per share of our common stock	$
Historical net tangible book value (deficit) per share of our common stock as of December 31, 2020, before giving effect to this offering		$(35.52)
Increase in historical net tangible book value per share attributable to the automatic conversion of all outstanding shares of convertible preferred stock upon completion of this offering		$37.46
Pro forma net tangible book value per share as of December 31, 2020		$1.94
Increase in net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of common stock to new investors participating in this offering	$
The information discussed above is illustrative only, and the dilution information following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would

increase (decrease) the pro forma as adjusted net tangible book value by $      per share and the dilution to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares offered by us would increase the pro forma as adjusted net tangible book value by $      per share and decrease the dilution to new investors by $      per share, assuming the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, a decrease of 1,000,000 shares offered by us would decrease the pro forma as adjusted net tangible book value by $      per share and increase the dilution to new investors by $      per share, assuming the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value as of December 31, 2020, will increase to $      million, or $      per share, representing an increase to existing stockholders of $      per share, and there will be an immediate dilution of $      per share to new investors.
The following table summarizes as of December 31, 2020, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders (giving effect to the conversion of all of our convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February , March and April 2021, into 49,562,136 shares of our common stock upon the completion of this offering) and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.
	Shares Purchased		Total Consideration		Average Price/ Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
Investors participating in this offering		%	$	%	$
Total		100%	$	100%	$
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $      , and increase (decrease) the percentage of total consideration paid by new investors by approximately    %, assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the total consideration paid by new investors by $      million and increase (decrease) the percentage of total consideration paid by new investors by approximately    % assuming that the assumed initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, price remains the same.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to    % of the total number of shares of our common stock outstanding after this offering, and the number of shares of our common stock held by new investors participating in the offering would be increased to    % of the total number of shares of our common stock outstanding after this offering.
The number of shares of our common stock to be outstanding after this offering is based on 53,097,823 shares of our common stock outstanding as of December 31, 2020, after giving effect to the conversion of all of our outstanding shares of convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February , March and April 2021, into an aggregate of 49,562,136 shares of our common stock upon the completion of this offering, and excludes the following:
•
8,517,220 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2020, having a weighted-average exercise price of $0.79 per share;

•
4,198,770 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2020, have a weighted-average exercise price of $4.78 per share; and

•
807,702 shares of common stock reserved for issuance pursuant to future awards under our 2011 Equity Incentive Plan.

To the extent that any options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section entitled “Special Note Regarding Forward-Looking Statements.”
Overview
We are a women’s health diagnostic company utilizing our proprietary proteomics and bioinformatics platform to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests, with an initial focus on improving pregnancy outcomes. We believe that our method of combining the disciplines of proteomics and bioinformatics with rigorous clinical testing and economic analysis enables us to provide physicians and patients with actionable data and information designed to result in better maternal and neonatal health at lower cost. Our vision is to deliver pivotal and actionable information to pregnant women, their physicians and healthcare payers to significantly improve maternal and neonatal health and to dramatically reduce healthcare costs. We have built an advanced, proprietary and scalable proteomics and bioinformatics platform to characterize the biology of pregnancy and to discover and validate key protein biomarkers found in blood that are highly accurate predictors of dynamic changes that occur during pregnancy. By incorporating our proprietary technology platform into our rigorous data-driven development process, we have created a differentiated approach for effectively addressing major conditions of pregnancy. We envision that our comprehensive approach will enable us to fully characterize one of the most important periods in the lives of women and children, and will help to improve their well-being. Our goal is to develop and commercialize tests that inform important decisions during all pregnancies. We also believe that the work we perform in pregnancy can ultimately be leveraged more broadly to address other areas in medicine and healthcare.
Our first commercial product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of a premature delivery, also known as preterm birth. The PreTRM test is a non-invasive blood test given to a pregnant woman, carrying a single fetus, during week 19 or 20 of gestation that provides an accurate prediction of the expectant mother’s risk of delivering spontaneously before 37 weeks’ gestation. Our commercialization strategy includes conducting clinical trials to demonstrate the health and economic benefits of early and accurate detection of preterm birth risk coupled with well-recognized interventions in higher risk patients. Our commercial collaboration with Anthem, the second largest U.S. health benefits company, further validates the clinical and economic value of our PreTRM test, which we believe significantly de-risks initial commercialization. We are reimbursed for the use of the PreTRM test within Anthem’s network of approximately 44 million covered members, encompassing more than 10% of U.S. pregnancies annually. We believe this provides a pathway for broader market adoption through subsequent coverage decisions by other major payers. We are actively discovering and developing several additional biomarker tests to predict other major conditions of pregnancy, such as preeclampsia, and gestational diabetes, among others, that have the potential to offer significant health benefits to women and their babies.
Our operations are located in Salt Lake City, Utah, including a CLIA-certified laboratory. Since our inception, we have devoted the majority of our efforts and resources to performing research and development, acquiring product rights, raising capital, establishing facilities, conducting clinical trials, and establishing commercial operations to market the PreTRM test. During this period, we have incurred annual net losses. We have largely funded our operations with proceeds from the sale of convertible preferred stock, debt financings, and bank loans. Since inception, we have raised an aggregate of $245.9 million of gross proceeds from private placements of our equity and debt securities and bank loans.

We have incurred significant operating losses over the last several years. Our net losses were $19.8 million and $16.5 million for the years ended December 31, 2020 and 2019, respectively. We expect to incur significant additional operating losses over at least the next year, principally as a result of our commercialization activities for the PreTRM test, and to support additional clinical studies, publications, and anticipated research and development activities.
We had no material commercial product revenue for the year ended December 31, 2020, and have no recurring sources of licensing or other revenue. We have signed an agreement with Anthem, pursuant to which Anthem will purchase our PreTRM test, and we continue to negotiate private payer insurance contracts that could eventually result in revenues. If we are unable to secure payer contracts that result in significant revenues or access additional funds, we may be required to delay, scale back or abandon some, or all, of our development programs and other operations. Until such time as we can generate significant revenue from the sales of our products, if ever, we may need to continue to finance our cash needs through equity offerings, debt financings or other capital sources, potentially including collaborations or other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends and may require the issuance of warrants, which could potentially dilute your ownership interests. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may have to significantly delay, reduce or eliminate some or all of our product development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Our ability to access capital when needed is not assured and, if not achieved on a timely basis, will materially harm our business, financial condition and results of operations.
Without giving effect to the anticipated net proceeds from this offering, based on our current operating plan, management believes that its existing financial resources are sufficient to continue operating activities at least one year past the issuance date of these financial statements. See Note 1 to our financial statements appearing at the end of this prospectus for additional information on our assessment.
Impact of COVID-19
The pandemic caused by an outbreak of a novel strain of coronavirus, SARS-CoV-2, which causes a disease known as COVID-19, has resulted, and is likely to continue to result, in significant national and global economic disruption and has adversely impacted the manner in which we conduct our operations. The degree to which COVID-19 impacts our future business operations, research and development programs and financial condition will depend on future developments, including the ultimate duration and/or severity of the outbreak and any resurgences, actions by government authorities to contain the spread of the virus, the effectiveness of vaccines against the virus, and when and to what extent normal economic and operating conditions can resume. The ability of our employees and other business partners to travel and conduct other routine business activity has been and is likely to continue to be disrupted or adversely affected. The primary impact to our business has been the early cessation of enrollment in our AVERT study in March 2020, and the delayed commencement of enrollment in our PRIME study until November 2020. However, our laboratory has remained operational and, to the extent possible, we are conducting our other business operations with necessary or advisable modifications to employee travel and many of our employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Collaboration Agreement with Anthem
On February 17, 2021, we entered into a Commercial Collaboration Agreement with Anthem relating to the commercialization of the PreTRM test. Under the agreement, we will provide PreTRM tests to eligible individuals enrolled in, or serviced or covered by, the health insurance products of Anthem. Pursuant to the agreement, Anthem will purchase a certain minimum number of tests from us for each of the first three years of the term of the agreement. Additionally, Anthem has agreed to pay us a certain minimum amount per year for the first three years of the term of the agreement. Anthem has been participating in our PRIME study, and at the conclusion of the PRIME study, we agreed to enter into Anthem’s standard lab provider agreement with longer term commercial pricing. See the “Business — Anthem Commercial Collaboration Agreement” section of this prospectus for a further description of this agreement.
Factors Affecting Our Performance
We believe there are several important factors that have impacted, and that we expect will continue to impact, our operating performance and results of operations, including:
•
our ability to further increase the use and adoption of the PreTRM test or to develop new products and services in the future, and to successfully commercialize the PreTRM test and other products in the future;

•
the continued development of the market for proteomics and bioinformatics;

•
our ability to secure payer contracts that result in significant revenues or to access additional funds, including our ability to perform our obligations under our agreement with Anthem;

•
raising substantial additional capital to continue operations and execute on our business plan, until such time as we can generate significant revenue from the sales of our products, if ever;

•
obtaining and maintaining intellectual property protection for our technology and products; and

•
other factors described in the “Risk Factors” section and elsewhere in this prospectus.

Key Components of Our Results of Operations
Revenues
We expect to derive substantially all our revenue in the near term from sales of the PreTRM test. To date, we have not generated material revenues from the commercial sale of the PreTRM test. We have signed an agreement with Anthem for the sale of the PreTRM test, and we continue to negotiate private payer insurance contracts that could eventually result in revenues.
Operating Expenses
Cost of Revenue
Cost of revenue reflects the aggregate costs incurred in delivering the proteomic testing results to clinicians and includes expenses for third-party sample collection and shipping costs, as well as our lab personnel, materials and supplies, equipment and infrastructure expenses associated with clinical testing, and allocated overhead including rent and equipment depreciation. We expect costs of revenue will generally move in line with the sales of the PreTRM test.
Research and development
Research and development expenses consist of costs incurred for our research activities and development of our product candidates. These expenses include:
•
clinical studies;

•
laboratory processes;

•
research and bioinformatic activities;

•
biobanking and publication efforts;

•
personnel-related expenses, including salaries, payroll taxes, employee benefits and stock-based compensation charges for employees, engaged in these research and development activities;

•
direct clinical study expenses incurred under agreements with clinical study sites or contract research organizations;

•
consultants engaged in our research and development efforts;

•
laboratory materials and supplies;

•
facilities costs; and

•
depreciation, amortization and other direct and allocated expenses, including rent, insurance and other operating costs, incurred as a result of our research and development activities.

We expense all research and development costs, both internal and external, in the period in which they are incurred. We expect that our research and development expenses will continue to increase for the foreseeable future as we support additional clinical studies, publications and other product development activities.
Selling and Marketing Expenses
Selling and marketing expenses consist primarily of salaries, payroll taxes, employee benefits and stock-based compensation charges for sales, marketing, and payer access personnel. Other significant costs include travel, consulting, public relations, and legal costs related to commercial efforts. We expect selling and marketing expenses to increase in the future as we incur additional expenses associated with the commercialization activities for the PreTRM test and related initiatives. Based on our commercial collaboration with Anthem, we are initially building our specialty OB-GYN commercial sales force to sell and support the PreTRM test in key territories in the United States where Anthem has a significant number of covered members. Upon further market adoption of the PreTRM test by other payers and the expansion of our pipeline, we expect to expand our dedicated sales force into additional territories in the United States to cover the entire U.S. OB-GYN sales channel.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, payroll taxes, employee benefits and stock-based compensation charges for personnel in executive, finance, information technology, human resources, and other administrative functions. Other significant costs include facilities, corporate and intellectual property legal fees, accounting, insurance, consulting, and other professional fees.
We anticipate that our general and administrative expenses will increase in the future as we construct the appropriate infrastructure to support expanded commercialization efforts and ongoing research and development activities. We anticipate increased expenses related to audit, tax, and legal services associated with maintaining compliance with SEC requirements, as well as increased director and officer insurance premiums, board of director fees, and investor relations costs associated with operating as a public company.
Interest Expense
Interest expense represents interest expense incurred on our loans payable and convertible promissory note, and amortization of a discount feature on a convertible promissory note.
Other Income (Expense), Net
Other income (expense), net consists of interest earned on our cash, grant income, periodic mark-to-market changes on liabilities carried at fair value, and other gains and losses.

Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Revenue	$25	$36	$(11)
Operating expenses:
Cost of revenue	11	18	(7)
Research and development	7,782	9,353	(1,571)
Selling and marketing	3,645	2,963	682
General and administrative	6,558	4,278	2,280
Total operating expenses	17,996	16,612	1,384
Loss from operations	(17,971)	(16,576)	(1,395)
Interest expense	(1,839)	(1,972)	133
Other income (expense), net	(38)	2,027	(2,065)
Net loss and comprehensive, loss	$(19,848)	$(16,521)	$(3,327)
Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Research and Development
Costs:
Clinical studies	$2,557	$4,537	$(1,980)
Research and bioinformatics	2,473	2,157	316
Laboratory operations	2,752	2,659	93
Total research and development expenses	$7,782	$9,353	$(1,571)
Total research and development expenses decreased by $1.6 million to $7.8 million for the year ended December 31, 2020 compared to $9.4 million for the year ended December 31, 2019. The decrease was due primarily to the conclusion of the PREVENT study in October 2019 and cessation of enrollment in the AVERT study in March 2020, resulting in a decrease of $1.6 million of clinical study costs related to the PreTRM test, and a decrease of $0.4 million of administration costs related to these clinical studies. These changes were offset by a $0.3 million increase in research and bioinformatics, and a $0.1 million increase in laboratory operations costs.
Selling and Marketing Expenses
Selling and marketing expenses increased by $0.6 million to $3.6 million for the year ended December 31, 2020 compared to $3.0 million for the year ended December 31, 2019. The increase was due primarily to an increase of $0.3 million of consulting and outside services related to enhancing our reimbursement strategy and $0.2 million of personnel related expenses.

General and Administrative Expenses
General and administrative expenses increased by $2.3 million to $6.6 million for the year ended December 31, 2020 compared to $4.3 million for the year ended December 31, 2019. The increase was due primarily to an increase of $1.3 million of personnel expenses, $0.5 million for severance and recruiting expenses, $0.2 million of increased stock-based compensation expense, and $0.2 million of increased consulting and outside services.
Interest Expense
Interest expense was $1.8 million for the year ended December 31, 2020 compared to $2.0 million for the year ended December 31, 2019. This decrease in interest expense between periods primarily relates to a lower average loan payable principal balance outstanding.
Other Income (expense), Net
Total other income (expense), net decreased from income of $2.0 million for the year ended December 31, 2019 to an expense of $38 thousand for the year ended December 31, 2020. The change primarily relates to a $2.2 million gain recognized on the termination of a convertible note conversion liability, offset by a $0.1 million loss on extinguishment of debt in 2019.
The following table summarizes the components of Other income (expense), net for the years ended December 31, 2020 and 2019:
	December 31,
	2020	2019
	(in thousands)
Interest income	$42	$64
Fair value remeasurements	(80)	(129)
Grant income	—	17
Other gains (losses), net	—	2,075
Other income (expense), net	$(38)	$2,027
Liquidity and Capital Resources
Sources of Liquidity
Since inception, we have not generated a significant amount of commercial revenue from product sales or any other sources and have incurred significant operating losses and negative cash flows from operations. We anticipate that we will continue to incur net losses for the foreseeable future. We have financed our operations primarily through private placements of preferred stock, debt financings, and bank loans, receiving in the aggregate gross proceeds of $145.6 million through December 31, 2020. As of December 31, 2020, we had cash and cash equivalents of $13.5 million and an accumulated deficit of $131.5 million. In February, March and April 2021, we received an aggregate of $100.1 million in net proceeds from the sale and issuance of shares of Series E convertible preferred stock.

Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2020 and 2019:
	Year Ended December 31,
	2020	2019
	(in thousands)
Net cash provided by (used in):
Operating activities	$(16,868)	$(19,324)
Investing activities	(149)	(6)
Financing activities	9,160	33,049
Net (decrease) increase in cash equivalents	$(7,857)	$13,719
Operating Activities
Net cash used in operating activities decreased to $16.9 million for the year ended December 31, 2020 from $19.3 million for the year ended December 31, 2019. The net cash used in operating activities during the year ended December 31, 2020 was primarily due to a net loss of $19.8 million, offset by non-cash charges of $3.3 million and a decrease of $0.3 million in operating assets and liabilities. Non-cash charges during the year ended December 31, 2020 primarily consisted of $1.6 million of interest expense, $0.9 million of depreciation expense and $0.7 million of stock-based compensation expense. The net cash used in operating activities during the year ended December 31, 2019 was primarily due to a net loss of $16.5 million, partially offset by non-cash charges of $0.8 million and a decrease of $3.7 million in operating assets and liabilities. Non-cash charges during the year ended December 31, 2019 primarily consisted of $1.5 million of interest expense, $0.9 million of depreciation and amortization expense and $0.4 million of stock-based compensation expense, offset with $1.3 million of other gains and $0.6 million of fair value adjustments.
Investing Activities
Net cash used in investing activities of $0.1 million for the year ended December 31, 2020 compared to $6 thousand for the year ended December 31, 2019. The change in cash used in investing activities was due primarily to $0.1 million of proceeds from the disposal of property and equipment in the year ended December 31, 2019 and no similar proceeds in the year ended December 31, 2020.
Financing Activities
Net cash provided by financing activities decreased to $9.2 million for the year ended December 31, 2020 from $33.0 million for the year ended December 31, 2019. Net cash provided by financing activities for the year ended December 31, 2020 was primarily due to net proceeds of $10.7 million from the sale of Series D convertible preferred stock, proceeds of $1.1 million from a Paycheck Protection Program, or PPP loan payable, offset with $2.7 million of loan repayments. Net cash provided by financing activities for the year ended December 31, 2019 was primarily due to $29.1 million of net proceeds from the sale of Series D preferred stock and $6.6 million of proceeds from convertible notes payable, offset with $3.3 million of loan repayments.
Future Funding Requirements
We expect to incur significant additional operating losses and negative cash flows for the foreseeable future. We expect our losses in the future to be principally as a result of our commercialization activities for the PreTRM test, and to support additional clinical studies and anticipated research and development activities. We had no material commercial revenue for the year ended December 31, 2020, and we have no recurring sources of licensing or other revenue. There can be no assurance that we will eventually achieve significant revenues or profitability, or if achieved, can sustain either on a continuing basis. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings. If we are unable to achieve significant revenues or raise additional funding, when needed, we may not be able to continue the development or commercialization of our diagnostic products and could be required to delay, scale back or abandon some or all of our development programs and other operations. Any additional equity financing may not be available on favorable terms, most likely will be dilutive to our current stockholders, and debt financing, if available, may involve restrictive covenants and dilutive financing instruments. Further, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for product development and commercialization sooner than planned. We currently have no credit facility or committed sources of capital. Our future funding requirements will depend on many factors, including the following:
•
the timing, receipt and amount of sales, if any, from the PreTRM test;

•
the cost and timing of establishing sales, marketing and other commercialization capabilities in the United States and abroad;

•
our ability to develop and commercialize other products;

•
the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•
the cost, timing and outcomes of regulatory approvals;

•
the scope, rate of progress, results and cost of our clinical studies, and other related activities;

•
the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•
the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions;

•
partnerships and other strategic options for our product and other product candidates; and

•
other factors described in the “Risk Factors” section and elsewhere in this prospectus.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements through     .
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2020:
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Bank Loan (including interest and fees)(1)	$3,159	$3,159	—	—	—
Convertible Note (including interest)(2)	5,490	5,490	—	—	—
PPP loan payable (including interest)(3)	$1,065	709	356
Operating leases(4)	1,099	545	554	—	—
Capital leases(5)	215	80	135	—	—
Total	$11,028	$9,983	$1,045	—	—

(1)
Our bank loan, which consists of the amounts borrowed under our loan agreement with Pacific Western Bank, bears interest at a floating annual rate equal to the greater of (i) the prime rate plus 1.0% (4.75% at December 31, 2020), and (ii) 4.75%. The amounts in the table above assume payment at our current interest rate of 4.75%, which is subject to change, and also reflect the final payment fee on the loan. On March 24, 2021, we repaid this bank loan, including principal, all accrued interest and a final fee.

(2)
Our Convertible Note, which matured on March 28, 2021, was repaid, including principal and accrued interest on March 24, 2021.

(3)
In April 2020, we obtained a $1.1 million loan through a bank under the Paycheck Protection Program, or PPP, under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, as amended,

which may be forgiven. To the extent all or part of the PPP loan is not forgiven, we will be required to pay interest on the PPP loan at a rate of 1% per annum and principal and interest payments will be required through the maturity date in April 2022. This amount includes principal and all accrued interest.
(4)
Our operating lease obligations relate to our current corporate headquarters and laboratory space in Salt Lake City, Utah.

(5)
Some of our fixed assets have been acquired by capital lease, and the amounts above represent the contractual monthly payments of principal and interest.

We enter into contracts in the normal course of business with third-party contract research organizations and clinical trial sites for our clinical trials, and with supply vendors for other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts that are not included in the table above.
Off-Balance Sheet Arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC.
Critical Accounting Policies, Significant Judgments and Use of Estimates
Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Determination of Fair Value of Common Stock
We are required to estimate the fair value of the common stock underlying our stock-based awards. Since there has been no public market of our common stock to date, the fair value of the shares of common stock underlying our share-based awards was estimated on each stock-based award grant date by our board of directors. To determine the fair value of our common stock, our board of directors considered input from management, valuations of our common stock prepared by independent valuation specialists using approaches and assumptions consistent with the American Institute of Certified Public Accountants Statement on Standards for Valuation Services, and assessment of additional factors that it believed were relevant or that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to:
•
our results of operations, financial position, and capital resources;

•
our stage of development and progress of our research and development activities;

•
our business conditions and projections;

•
the external market conditions affecting the life sciences and biotechnology industry sectors;

•
the trends and developments in our industry;

•
the valuation of publicly traded companies in our industry sectors, as well as recently completed mergers and acquisitions of peer companies;

•
the lack of marketability of our common stock as a private company;

•
the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions;

•
the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; and

•
the likelihood of achieving a liquidity event for our security holders, such as an initial public offering or a sale of our company, given prevailing market conditions.

For our valuations performed as of dates prior to December 31, 2019, we used the OPM, back-solve method. In an OPM framework, the back-solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous financing transaction was an arms-length transaction.
For our valuations performed as of dates subsequent to December 31, 2019, we used a hybrid method of OPM and the Probability-weighted Expected Return Method, or PWERM. PWERM considers various potential liquidity outcomes. Our approach included the use of an initial public offering scenario and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM approach, the per share value calculated under OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.
Following the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for stock-based awards we may grant, as the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.
Convertible Preferred Stock Warrant Liability
Freestanding warrants to purchase shares of our convertible preferred stock are accounted for as liabilities at fair value, because the shares underlying the warrants contain contingent redemption features outside our control. Warrants classified as liabilities are recorded on the balance sheets at their fair value on the date of issuance and re-measured to fair value on each subsequent reporting period, with the changes in fair value recognized as interest expense and other income (expense) in the statements of operations. The fair value of the warrant liability is calculated using a Black-Scholes option pricing model, which requires the use of subjective assumptions. These assumptions include fair value of preferred stock, expected term, expected volatility, risk free interest rate, and expected dividend yield. The fair value of our preferred stock was determined by the same process to determine valuations of our common stock prepared by a third-party valuation specialist. See the subsection titled “Determination of Fair Value of Common Stock” above.
Stock-based Compensation
We maintain a stock-based compensation plan as a long-term incentive for employees and non-employee consultants. The plan allows for the issuance of incentive stock options and non-qualified stock options.
We recognize stock-based compensation expense for stock options on a straight-line basis over the requisite service period and estimate forfeitures based on historical evidence. Our stock-based compensation costs are based upon the grant date fair value of options estimated using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of highly subjective assumptions to determine the fair value of stock-based awards. These assumptions include: the fair value of common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield.
Estimating the fair value of share-based awards as of the grant date using the Black-Scholes option pricing model is affected by assumptions regarding a number of variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs, which are subjective and generally require significant analysis and judgment to develop, include fair value of common stock, expected term, expected volatility, risk free interest rate, and expected dividend yield. We will continue to use judgment in evaluating the expected volatility, expected terms, and interest rates utilized for our stock-based compensation expense calculations on a prospective basis. As of

December 31, 2020, there was $1.4 million of unamortized stock-based compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 2.93 years.
JOBS Act and Emerging Growth Company Status
We are an EGC, as defined in the JOBS Act. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an EGC or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies, reduce disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an EGC. As an EGC, we are also not required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates and we are not required to provide auditor attestation regarding requirements of Section 404(b) of Sarbanes-Oxley.
We will remain an EGC until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (2) the last day of the fiscal year in which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of this offering.
Recent Accounting Pronouncements
A description of recent accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in the notes to the accompanying financial statements also included in this registration statement.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Our cash and cash equivalents consist of cash held in an interest-bearing savings account. We do not hold any short-term investments. As a result, we believe that our exposure to interest rate risk is not significant, and a hypothetical 1.0% change in market interest rates during any of the periods presented would not have had a significant impact on the total value of our portfolio. A portion of our operations is financed by a loan agreement with a bank loan that bears interest equal to the greater of 1.0% above the Prime Rate then in effect or 4.75%. As a result, future interest expense is exposed to interest rate fluctuations. At December 31, 2020, we had bank loan debt outstanding with a carrying amount of $3.0 million. A hypothetical 10.0% change in interest rates after this date would not have a material impact on our interest expense or the cash flows related to our outstanding debt.
Foreign Currency
We do not regularly incur expenses with vendors outside the United States or that are denominated in currencies other than the U.S. dollar. We may incur such expenses in the future at which point exchange rate fluctuations might adversely affect our expenses, results of operations, financial position and cash flows. To date, exchange rate fluctuations have not had a material effect on our results of operations.
Effects of Inflation
Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe inflation has had a material effect on our results of operations during the periods presented and do not anticipate a material impact going forward.

BUSINESS
Seeking to improve the lives of mothers and babies
Overview
We are a women’s health diagnostic company utilizing our proprietary proteomics and bioinformatics platform to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests, with an initial focus on improving pregnancy outcomes. We believe that our method of combining the disciplines of proteomics and bioinformatics with rigorous clinical testing and economic analysis enables us to provide physicians and patients with actionable data and information designed to result in better maternal and neonatal health at lower cost. Our vision is to deliver pivotal and actionable information to pregnant women, their physicians and healthcare payers to significantly improve maternal and neonatal health and to dramatically reduce healthcare costs. We have built an advanced, proprietary and scalable proteomics and bioinformatics platform to characterize the biology of pregnancy and to discover and validate key protein biomarkers found in blood that are highly accurate predictors of dynamic changes that occur during pregnancy. By incorporating our proprietary technology platform into our rigorous data-driven development process, we have created a differentiated approach for effectively addressing major conditions of pregnancy. We envision that our comprehensive approach will enable us to fully characterize one of the most important periods in the lives of women and children, and will help to improve their well-being. Our goal is to develop and commercialize tests that inform important decisions during all pregnancies. We also believe that the work we perform in pregnancy can ultimately be leveraged more broadly to address other areas in medicine and healthcare.
Our first commercial product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of a premature delivery, also known as preterm birth. The PreTRM test is a non-invasive blood test given to a pregnant woman, carrying a single fetus, during weeks 19 or 20 of gestation that provides an accurate prediction of the expectant mother’s risk of delivering spontaneously before 37 weeks’ gestation. Our commercialization strategy includes conducting clinical trials to demonstrate the health and economic benefits of early and accurate detection of preterm birth risk coupled with well-recognized interventions in higher risk patients. Our commercial collaboration with Anthem, the second largest U.S. health benefits company, further validates the clinical and economic value of our PreTRM test, which we believe significantly de-risks initial commercialization. We are reimbursed for the use of the PreTRM test within Anthem’s network of approximately 44 million covered members, encompassing more than 10% of U.S. pregnancies annually. We believe this provides a pathway for broader market adoption through subsequent coverage decisions by other major payers. We are actively discovering and developing several additional biomarker tests to predict other major conditions of pregnancy, such as preeclampsia, and gestational diabetes, among others, that have the potential to offer significant health benefits to women and their babies.
There are approximately 140 million births globally each year. Of these, it is estimated that as many as 25% are affected by various complications, including: preterm birth, preeclampsia, fetal growth restriction, stillbirth, hypertension of pregnancy, gestational diabetes, and others. In the United States, there are approximately 3.8 million births annually, and over 10% of those pregnancies result in preterm births with profound short- and long-term health consequences to the mother and baby. These health consequences are estimated to lead to associated costs of approximately $25 billion annually in the United States. Traditional methods to detect prematurity risk in time for proactive management have been limited and fail to identify the vast majority of women who will deliver prematurely. We believe our actionable blood-based biomarker test for prematurity risk can enable patients, physicians and payers to more proactively manage and mitigate the complications and associated costs of prematurity. Given that pregnancy is the launch point for the future health of babies and a key determinant in the future health of mothers and babies, we believe this area is ripe for innovation and better tools to improve patient outcomes.

Our Proprietary Technology Platform
The complexities of the biological processes occurring during pregnancy have been a major obstacle in developing effective tests for pregnancy-related conditions. We are working to overcome this obstacle through our development of a proprietary technology platform consisting of biobanks, advanced mass spectrometry and other proteomic analytic methods and bioinformatics, which enables superior characterization of the biology of pregnancy and more accurate prediction of pregnancy outcomes.
An analysis of protein pathways and expression at various points during pregnancy reveals the constantly evolving and dynamic changes affecting both the mother and the fetus. Earlier detection of changes in protein expression indicating the emergence of adverse pregnancy outcomes can enable proactive management of those conditions. A fundamental component of our platform is our proprietary and continually growing biobank consisting of comprehensive, clinically and demographically annotated blood samples collected from more than 10,500 pregnant U.S. women, representing broad demographic and geographic diversity inherent in the U.S. population. This differentiated resource enables us to develop and broadly validate our predictors. Further biobank diversity is also provided through our scientific collaborations with leading maternal fetal medicine experts around the globe, enabling us to analyze specimens collected from patients in the United States, Europe, Asia and Africa. In strict adherence to the authoritative National Academy of Medicine, or NAM, guidelines, we apply our innovative mass-spectrometry and other proteomic analytical methods and our protein information network knowledge to probe biobank samples for meaningful protein expression changes. We then subject the data to detailed bioinformatics analysis and use advanced tools, such as machine learning and artificial intelligence, to find relationships between various proteins and to discover important predictors.
Our Discovery, Development, and Commercialization Approach
Our product discovery and development approach is based on rigorous science- and health-based economic analyses as we discover, develop and commercialize biomarker tests designed to transform pregnancy-related care for patients, doctors and payers. We have initially applied our platform and capabilities to address the problem of preterm birth, given its profound health and economic impacts worldwide. In the future, we may use this technology to develop products for a number of health conditions other than premature births.
We use the following multifaceted approach in our research, development and commercialization efforts:
•
Significant Unmet Need:   We select specific conditions of pregnancy that are clinically meaningful and economically important and with significant unmet needs that lack effective solutions.

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Proteomic and Bioinformatics Platform:   We utilize our platform to understand the biology underlying selected pregnancy-related conditions in order to discover, verify and broadly validate high-performing predictive biomarker tests.

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Demonstrate Health and Economic Impact of Our Test and Treat Strategy:   We believe a critical element of our success will be to demonstrate the beneficial health and economic impacts of using the information provided by our biomarker tests.

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Payer-Centric Reimbursement Coverage:   We have adopted what we believe is an innovative payer-centric approach for early commercialization of our biomarker tests, by seeking to leverage the health and economic benefits conferred by our biomarker approach to gain early reimbursement coverage from major health insurance payers.

•
Broader Market Adoption:   We are capitalizing on our innovative payer-centric reimbursement strategy to facilitate obtaining widespread commercial coverage of our biomarker tests from other healthcare payers.

Our Pipeline
We are developing a robust pipeline of novel blood-based biomarker tests for a number of major pregnancy related conditions beyond preterm birth by leveraging the biological insights provided by our proprietary technology platform. Our product candidates are designed to accurately predict and enable better management of a range of serious pregnancy-related conditions. We believe these product candidates, if successfully developed, have the potential to address significant unmet needs by providing more accurate detection of these pregnancy-related conditions and providing patients and physicians with earlier opportunities for interventional treatment. We retain worldwide development and commercialization rights to all of our product candidates.
Our biomarker pregnancy pipeline consists of the following:
The PreTRM Test — Our Solution for Preterm Birth
Our first product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of spontaneous preterm birth. Preterm birth, which occurs in approximately 15 million deliveries annually around the world, is defined as any birth before 37 weeks’ gestation and is a leading cause of illness and death in newborns. The 2020 March of Dimes Report Card shows that of the approximately 3.8 million babies born annually in the United States, more than one in 10 is born prematurely. Preterm births result in approximately $25 billion in economic costs in the United States per year, largely as a result of profound short- and long-term health consequences to the mother and baby. Major long-term medical complications associated with preterm birth include learning disabilities, cerebral palsy, chronic respiratory illness, intellectual disability, seizures, vision and hearing loss. These complications can generate significant costs throughout the lives of affected children.
The PreTRM test is a non-invasive blood test given to a pregnant woman during week 19 or 20 of gestation. The PreTRM test provides an accurate prediction of the expectant mother’s individualized risk, expressed as a percentage, of delivering spontaneously before 37 weeks’ gestation, as well as her relative risk compared to the average population risk. The great majority of single fetus, or singleton, preterm births are spontaneous, where the mother goes into labor and delivers without any apparent known pathology.
The protein biomarkers of preterm birth utilized in our PreTRM test have been extensively validated in multiple maternal fetal medicine centers located in the United States, Europe, Asia and Africa. In addition, we continue to build on our existing data to further demonstrate the clinical and economic benefits of intervening based on PreTRM test results. We believe our comprehensive approach to build evidence for our PreTRM test addresses key elements payers require in order to reimburse testing, including:
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analytical validation of the testing platform, or measurement validity;

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clinical validation, or test validity;

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clinical utility of using validated predictions, or positive health benefit; and

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economic utility, or cost effectiveness and healthcare savings.

Underscoring the benefits of the PreTRM test and treat strategy, the clinical and economic utility of the PreTRM test administered mid-pregnancy has been published by respected independent health economists in a leading maternal fetal medicine journal.
The strength of the data from our studies of the PreTRM test has enabled us to pursue an innovative and accelerated approach to commercialization. We have secured PreTRM test reimbursement through a major strategic payer, Anthem, representing an important step in achieving initial payer acceptance of our rigorous approach to prematurity, which we believe will help the PreTRM test obtain broader insurance coverage adoption. We believe that this collaboration significantly de-risks initial commercialization of the PreTRM test, as it provides reimbursement from a major payer covering more than 10% of U.S. pregnancies annually and provides a pathway for broader market adoption through subsequent coverage decisions by other major payers. The collaboration also enables us to generate more data to demonstrate the value of the PreTRM test and treat approach across diverse patient populations within Anthem’s insurance plans. In November 2020, we were awarded a unique CPT® PLA code by the AMA Editorial Board, specifically for the PreTRM test, which we believe will also help drive payment and coverage decisions for PreTRM testing.
Our Team
Our team brings extensive experience and expertise in building and running highly profitable molecular diagnostics companies. We are led by Gregory C. Critchfield, M.D., M.S., our Chairman, President and Chief Executive Officer, who previously served as President of Myriad Genetics Laboratories; Douglas Fisher, M.D., our Chief Business Officer; Thomas Garite, M.D., our Vice President, Clinical Sciences, a past president of the Society for Maternal Fetal Medicine; Jay Boniface, Ph.D., our Chief Scientific Officer; and Nadia Altomare, our Chief Commercial Officer, all of whom have extensive leadership experience in the pharmaceutical, device and diagnostic companies. Jay Moyes, our Chief Financial Officer, or CFO, served as CFO with Myriad Genetics and has extensive experience in public and private financings, licensing transactions and acquisitions. We are supported by an experienced board of directors and clinical and scientific advisors that are leaders in the fields of maternal fetal medicine, bioinformatics, clinical trials and science based businesses.
Our Strengths
We attribute our success and future growth prospects to the following:
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Our differentiated approach to understanding and addressing major conditions of pregnancy.   We take a focused and data-driven approach based on rigorous science to understand the biology of pregnancy and the health and economic impacts of major pregnancy conditions. Our approach involves conducting controlled trials and health economic analyses to demonstrate the beneficial health and economic impacts of using the information provided by our biomarker tests. We also work with leading health economists and organizations to build rigorous models that describe how the application of our tests impacts both health and economic outcomes. Leveraging the demonstrated short- and long-term health and economic benefits of our biomarker approach, we aim to gain early reimbursement coverage from major health insurance payers by working with them to demonstrate the benefits of using our biomarker tests based upon analysis of claims data in their own plans. We intend to capitalize on our innovative payer-centric reimbursement strategy to facilitate obtaining widespread commercial coverage of our biomarker tests from other healthcare payers.

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Our proprietary and scalable proteomics and bioinformatics platform technology creates clinically meaningful and economically impactful predictions for pregnancy.   We believe our proprietary proteomic and bioinformatics technology platform has the potential to enable critical advances in the management of pregnancy and its outcomes. Our platform consists of biobanks, advanced mass spectrometry and other proteomic analytic methods and bioinformatics, which enables superior characterization of the biology of pregnancy and accurate prediction of pregnancy outcomes. We believe this platform has the potential to address significant unmet medical needs in the large, underserved market for the prediction of outcomes associated with pregnancy.

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The PreTRM Test is the only broadly validated, commercially available blood test proven to predict the risk of an individual woman to deliver prematurely.   The predictive performance of the PreTRM biomarkers has been extensively validated in diverse populations and geographies and enables earlier proactive care addressing higher preterm birth risk that occurs among the 3.8 million annual singleton pregnancies in the United States. We believe that based on our growing body of evidence regarding the clinical and economic benefits of the PreTRM test and our innovative collaboration with Anthem, as greater payer and physician adoption occurs throughout the United States, the PreTRM test has the potential to become an important standard of care for preterm birth.

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Innovative and strategic partnership with Anthem.   We have secured early PreTRM test reimbursement through our strategic collaboration with Anthem, which represents an important step in achieving initial payer acceptance of our rigorous approach to prematurity and which we believe will help foster broader insurance coverage adoption. We launched this commercialization process in the first half of 2021, and from which we envision substantial penetration of Anthem’s network over the next few years. We believe this collaboration significantly de-risks initial commercialization of our PreTRM test, as it demonstrates reimbursement from a major payer covering more than 10% of U.S. pregnancies annually and provides a pathway for broader market adoption through subsequent coverage decisions by other major payers.

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Broad pipeline covering additional significant conditions of pregnancy.    We are also developing a novel pipeline of blood-based biomarker tests for a number of major pregnancy-related conditions beyond preterm birth by leveraging the biological insights provided by our proprietary technology platform. We believe these product candidates, if successfully developed, have the potential to address significant unmet needs by providing more accurate detection of these pregnancy-related conditions and affording patients and physicians earlier opportunities for interventional treatment. We retain worldwide development and commercialization rights to all of our product candidates.

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Deeply experienced team in biotechnology and molecular diagnostics test development and commercialization.   Our executive team has decades of experience in building and commercializing molecular diagnostics tests. We have worked to build a first-class scientific organization capable of harnessing and translating our platform technologies into innovative predictive solutions as we strive to deliver pivotal and actionable information to pregnant women, their physicians and payers to improve the health of patients as well as the economics of healthcare delivery. Our experienced discovery and development team performs rigorous bioinformatics analyses and strictly adheres to the authoritative guidelines published by the NAM on how to reliably develop and validate omics predictions made on complex biological data sets. Adhering to these guidelines, in the case of predicting preterm birth, we have been able to document generalizable biomarker predictive performance across independent cohorts of patients from the United States, Europe, Asia and Africa. Reflective of the scientific rigor of our efforts, our scientists have published best practice recommendations for the analysis of preterm delivery data. We believe this will improve the quality of statistical analysis of research data related to proteomic test development, enabling the broad community of statisticians, researchers, clinicians and regulators to better validate predictions prior to their clinical use.

Our Strategy
Our vision is to deliver pivotal and actionable information to pregnant women, their physicians and healthcare payers to significantly improve maternal and neonatal health and to dramatically reduce healthcare costs. Our goal as The Pregnancy Company is to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests designed to improve pregnancy outcomes. We believe it is critical to innovate products that will be viewed as cost-effective by payers in order to receive reimbursement for our tests. We aim to accomplish our vision by implementing the following strategies:
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Accelerate the commercialization of the PreTRM test through our innovative strategic partnership with Anthem.   Through our collaboration with Anthem, the second largest health benefits company in the United States with plans covering more than 10% of U.S. pregnancies annually, we intend to accelerate commercialization of the PreTRM test and generate revenue for our test in Anthem’s network. We believe that sizable early penetration of the market will lay a foundation for future expansion of our PreTRM test to other insurance plans. We believe that through this partnership, a significant number of physicians and patients in the U.S. will have access to early and accurate predictions of preterm birth to enable more informed decision-making during pregnancy. We launched this commercialization process in the first half of 2021, and we envision substantial penetration of our testing into Anthem’s network over the next few years.
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Expand coverage of the PreTRM test to additional payers to maximize the commercial opportunity.    We believe that the Anthem collaboration significantly de-risks early PreTRM test commercialization by demonstrating the clinical and economic benefits of the PreTRM test and will help incentivize broader market adoption the PreTRM test as we approach other payers. We believe that growing coverage of the PreTRM test will drive physicians to more broadly offer the testing to their patients, thereby significantly expanding the number of U.S. pregnancies benefiting from our technology. We also believe that, based on our growing body of evidence regarding the clinical and economic benefits of the PreTRM test, our innovative collaboration with Anthem and the resulting anticipated greater payer and physician adoption throughout the United States, the PreTRM test has the potential to create a new standard of care in pregnancies.

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Apply our platform capabilities to broaden our pipeline and develop novel and high-performing biomarker tests for pregnancy-related conditions and potentially other health conditions.   Our proprietary technology platform is designed to provide deep characterization of the biology of pregnancy, which we are using to develop additional accurate predictors of pregnancy outcomes, such as preeclampsia, gestational diabetes, and other conditions. We plan to leverage the strength of our technology platform and expertise to discover and develop novel and high-performing protein biomarker tests that will provide women and their physicians more timely and actionable information for pivotal decisions, which will lead to improved maternal and newborn health. In the future, we aspire to expand our product offerings by deeply characterizing the biology of the pregnancy journey. Longer-term, we intend to explore the use of our platform to develop tests for medical conditions outside of pregnancy.

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Continually enhance the value and capabilities of our proprietary technology platform through ongoing expansion and integration of our biobank and our proteomics and bioinformatics databases.   We believe that the breadth and depth of our databases, our unique proteomic analytical techniques and our bioinformatics approaches all position us to be the leader in providing important pregnancy information to patients and doctors. The continued expansion of our proprietary biobank, together with our innovative mass spectrometry, proteomic analytical methods and bioinformatics analyses, is designed to enable us to discover and broadly validate meaningful protein expression changes during pregnancy. We intend to further expand our product engine capabilities to enhance the reach and productivity of our approach to developing biomarker tests and services for pregnancy-related conditions.

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Rapidly build a dedicated women’s health commercial infrastructure.   Based on our commercial collaboration with Anthem, we are initially building our dedicated specialty OB-GYN commercial sales force to sell and support the PreTRM test in key regions in the United States where Anthem has a significant number of covered members. Upon further market adoption of the PreTRM test by other payers and the expansion of our pipeline, we expect to expand our dedicated sales force into additional regions in the United States to cover the entire U.S. OB-GYN sales channel.

•
Evaluate strategic partnerships to maximize the value of our product offerings.   We may strategically enter into collaborations or other partnerships to maximize the commercial potential of the PreTRM test and our product candidates within or outside of the United States. We may explore strategic alliances or collaboration to accelerate the discovery, development, validation and commercialization of our product candidates.

The Biology of Pregnancy
Pregnancy is a highly complex, dynamic process that leads to the formation of a human being. From its beginning, genes, proteins and metabolites are expressed in a coordinated fashion to enable the placenta, the uterus and the mother to support the development of a child during pregnancy. This duration of a full-term pregnancy is usually between 37 and 40 weeks.

At the inception of pregnancy, the placenta begins its development as a critical organ necessary for a healthy pregnancy for both the baby and the mother. The placenta initially forms and evolves during pregnancy to become a large, highly active metabolic organ conducting numerous vital biological functions through the time of delivery. The placenta is the means of communication between the mother and the fetus. Life-enabling exchanges of oxygen, nutrients and protective antibodies as well as elimination of wastes are effected by the placenta.
Proteins and protein expression are critical molecular elements in driving and carrying out key processes that take place during pregnancy in both the mother and the fetus. Protein expression can, in some cases, become disordered, leading to adverse pregnancy outcomes, such as preterm birth, preeclampsia, gestational diabetes, stillbirth and other conditions. There are approximately 140 million births globally each year. It is estimated that as many as 25% of pregnancies may have complications affecting the mother and/or the baby.
Maternal blood is a window through which maternal, fetal and placental communication can be deciphered. Subtle abnormalities in protein expression in the mother’s blood may provide insights into complications earlier in pregnancy that can be utilized to benefit the mother and the baby. These changes, if appropriately detected and understood, have the potential to predict that the mother and/or baby are trending toward adverse conditions in pregnancy, which can be serious and costly. Timely detection of these subtle changes can enable the application of specific interventions to address the emergence of such complications and thereby improve the health of mothers and babies.
To date, a deeper understanding of the abnormalities of protein expression has been limited by the lack of understanding of the molecular events of the biology of pregnancy. The development of meaningful predictions in pregnancy requires improved methods to better understand such biology.
Building clinically meaningful and economically impactful predictions for pregnancy requires a significant commitment of resources, the proper selection and application of state-of-the-art laboratory technologies, access to well-annotated biologic specimens and advanced bioinformatics capabilities.
Our Proprietary Technology Platform
We believe our proprietary proteomic and bioinformatics technology platform has the potential to enable critical advances in the management of pregnancy and its outcomes. Our platform consists of biobanks, advanced mass spectrometry and other proteomic analytic methods and bioinformatics, which enables superior characterization of the biology of pregnancy and accurate prediction of pregnancy outcomes. Our platform, built on differentiated tools and capabilities, provides pregnant mothers and their doctors more clinically meaningful and economically impactful predictions of adverse pregnancy outcomes to enable more timely intervention and improve the well-being of both mother and baby.
Our Proprietary Technology Platform

Proprietary Biobanks
We have built proprietary biobanks of blood samples and related data over a number of years, which are key resources required to develop a deeper understanding of the biology of normal and adverse pregnancy outcomes. By continuing to aggregate proprietary bioinformatics insights gained from analyses of comprehensively annotated biobank specimens, we are working to develop and commercialize a variety of clinically meaningful and economically impactful biomarker tests for pregnant women and their healthcare providers.
Our large proprietary U.S. biobank resource was built by collecting blood from more than 10,500 comprehensively annotated blood samples from patients, which cover a broad range of gestational ages and represent the broad demographic diversity and geographic distribution of pregnant women across the United States. We collected the samples in two large multi-center trials: our PAPR study, beginning in 2011, and our TREETOP study, beginning in 2016. These two studies prospectively collected samples, together encompassing weeks 17 through 28 of pregnancy, from women carrying a single baby, and, as “all comers” studies, collected information on a variety of important pregnancy outcomes, including preterm birth, preeclampsia, gestational diabetes and other conditions. These samples and their associated data are carefully analyzed to discover and develop informative biomarker signatures for intended use pregnancy populations. We continuously work to add new samples to our biobanks in additional studies, generating greater opportunities for ongoing development of clinically meaningful and economically impactful biomarker predictions.
We believe our work on proprietary biobanks has established us as a leader in proteomic approaches to characterize pregnancy. We also conduct our bioinformatics analyses on additional specimens from other institutions in the United States and abroad. We analyze each specimen by conducting proteomic and other measurements in our laboratory, which generates large sets of biomarker data for each specimen. Through the analysis and evaluation of biomarkers with advanced bioinformatics approaches, we discover novel predictions for various adverse pregnancy outcomes. We then are able to apply these predictions to non-overlapping independent samples from different biobanks available to us to confirm and validate the accuracy and performance of the predictions. We add to our biobanks on an ongoing basis by continuously analyzing larger numbers of samples from our own sponsored studies as well as those from collaborations with maternal fetal medicine leaders around the world. We have validated proprietary biomarker signatures consisting of proteins and clinical variables in samples collected from the United States, Europe, Asia and Africa. We believe that as our database and sets of predictions grow, verifying and validating the predictions can lead to more rapid and efficient development required to commercialize such predictions in the future.
Advanced Mass Spectrometry Approaches
Mass spectrometry is a highly developed analytical technology capable of precise identification, quantification and characterization of proteins. We have developed and applied innovative state-of-the-art mass spectrometry techniques to screen and detect in our bio-specimens the dynamic changes in protein expression occurring in normal and abnormal pregnancy development. Our proprietary proteomics workflows enable detailed and efficient measurements of hundreds of proteins simultaneously from complex matrices, such as blood. We also utilize a variety of other screening techniques to explore and understand the pregnancy proteome, including large- and small-scale immunoassay screens, other ligand-binding assays and RNA analyses, among others. To ultimately validate biomarker performance, we translate and confirm, on our mass spectrometry platform, the findings that we have generated with these other analytical measurement technologies. Our rich and extensive database of omics data, combined with highly annotated clinical information, is analyzed by state-of-the-art bioinformatics capabilities.
Through our innovative approaches and advances in proteomics, we have discovered and validated meaningful predictions for adverse pregnancy outcomes. Importantly, our mass spectrometry process is well-suited not only for discovery and development activities, but also for high volume commercial production through the use of robotics and automation. Mass spectrometry measurements can be performed on very small blood volumes, which is appealing for patient sample collection and can lower cost of goods in laboratory analyses. We believe that our specific applications of mass spectrometry-based proteomics can be scaled to efficiently and cost-effectively accommodate the growth that we anticipate in addressing the large pregnancy testing market.

Advanced Bioinformatics
We have assembled a powerful collection of advanced bioinformatics capabilities as a critical component of our platform. Bioinformatics is an essential field of science in which biology, statistics, advanced computational science and information technology are combined to systematically and comprehensively analyze complex biological information. The advanced bioinformatics tools that we apply at great scale to measurements conducted on our biobank samples to develop high-performing, important predictive algorithms include, but are not limited to: machine learning, artificial intelligence, causal inference, supervised learning methods, dimensionality reduction methods and advanced statistics. As a result of rigorously applying our core expertise and proprietary approaches in bioinformatics, we have discovered high-performing algorithms that reliably distinguish pregnancies with normal protein expression compared to those showing disordered protein expression. Deep bioinformatics insights into the biology of pregnancy have enabled us to discover, verify and validate important predictions of adverse pregnancy outcomes.
We have built an experienced discovery and development team with the deep expertise in science and mathematics necessary to perform rigorous bioinformatics analyses. We strictly adhere to the authoritative guidelines published by NAM on how to reliably develop and validate omics predictions made on complex biological data sets. These guidelines require disciplined validation of predictions to ensure validity and reliability of such predictions before they can be used clinically or commercially. The NAM guidance calls for pre-specifying how the predictions are to be made and then applying testing in completely independent sample cohorts, in order to be certain that the predictions are valid. Adhering to these guidelines, we have been able to validate that a number of our adverse pregnancy predictors are replicable in independent cohorts of patients residing in United States, Europe, Asia and Africa.
Our Product Discovery, Development and Commercialization Approach
We leverage our proprietary technology platform to develop and commercialize novel, high-performing biomarker tests that are designed to make a significant difference to patients, doctors and payers. In our product development efforts, we take a focused and data-driven approach based on rigorous science and economics. Our multi-faceted approach involves the following elements that we apply in the discovery, development and commercialization of our biomarker tests:
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Significant Unmet Need.   We select specific conditions of pregnancy that are clinically meaningful and economically important and with significant unmet needs that lack effective solutions. We have initially applied our platform and capabilities to address the problem of preterm birth, given its profound health and economic impacts worldwide. We intend to explore other areas of significant unmet need in pregnancy, including preeclampsia, gestational diabetes and others.

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Proteomic and Bioinformatics Platform.   We utilize our platform to understand the biology underlying such conditions in order to discover, verify and broadly validate high-performing predictive biomarker tests. We pursued a multi-year effort to build an extensive biobank resource that we used to discover, verify and validate our first product, the PreTRM test. More than 10,500 patients were enrolled in two large U.S. multi-center clinical validation studies. Beyond their validation of the PreTRM test, these studies provide a deep view into the care and outcomes of diverse singleton pregnancies across the United States, enabling prediction of various other outcomes. We are continuing to conduct analyses by combining growing biobank data from multiple studies to provide new insights that will be the basis of discovering and developing biomarker predictions for a variety of important conditions of pregnancy.

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Demonstrate Health and Economic Impact of Our Test and Treat Strategy.   We believe a critical element of our success will be to demonstrate the beneficial health and economic impacts of using the information provided by our biomarker tests. Our approach involves conducting controlled trials and health economic analyses. In the case of our the PreTRM test, an important part of our commercialization strategy involves amassing clinical and economic data to definitively demonstrate that detecting the risk of preterm birth can enable proactive interventions which improve the health of mothers and their babies while at the same time saving substantial healthcare system costs. Our rigorous, controlled intervention trials, PREVENT-PTB, AVERT PRETERM TRIAL and PRIME, have been designed to evaluate our test and treat strategy in more than 10,000 patients.

We also work with leading health economists and organizations to build rigorous models that describe how application of the PreTRM test and treat strategy impacts both health and economic outcomes. We work to publish models that provide peer reviewed evidence of the value of our strategy, in the form of meeting presentations and articles.
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Payer-Centric Early Reimbursement Strategy.   We have adopted what we believe is an innovative payer-centric approach for early commercialization and reimbursement of our biomarker testing. Leveraging the demonstrated short- and long-term health and economic benefits of our biomarker approach, our plan is to gain early reimbursement coverage from major health insurance payers by working with them to demonstrate the economic benefits of using our biomarker tests based upon analysis of claims data from their own plans. With respect to the PreTRM test, we recently signed a major multi-year contract with Anthem, the second largest U.S. health benefits company, pursuant to which Anthem has agreed to purchase a substantial number of PreTRM tests for pregnant women in their network, and will facilitate commercializing PreTRM testing among its members. We believe that this innovative approach serves as a validation of the commercial value of the PreTRM test and treat strategy, and significantly de-risks our initial commercialization activities by providing a pathway for broader market adoption through subsequent coverage decisions by other major payers. In November 2020, we were awarded a unique CPT® PLA code by the AMA Editorial Board, specifically for the PreTRM test, which we believe will also help drive payment and coverage decisions for PreTRM testing.

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Broader Market Adoption.   We intend to capitalize on our innovative payer-centric reimbursement strategy to facilitate obtaining widespread commercial coverage of our biomarker tests from other healthcare payers. We plan to leverage publications of clinical and economic studies that further demonstrate benefits of the PreTRM test and treat strategy as we expand coverage across numerous U.S. payer networks. With respect to the PreTRM test, we believe that early coverage decisions by respected third-party payers, such as Anthem, will incentivize other payers to more rapidly cover our test. We also anticipate that payer decisions to cover the test will pave the way for physicians to order testing for their patients. Additionally, we believe that insurance coverage in the United States will help to facilitate coverage of our tests in other countries as we expand internationally in the longer-term. In parallel with our pursuit of broader insurance coverage, we intend to deploy our specialty OB-GYN sales force to help drive adoption among physician practices.

We envision that our comprehensive approach will enable us to fully characterize one of the most important periods of time in the lives of both women and children. We believe that the data and predictions that we develop will ultimately create important information tools and services for a variety of customers, including women, healthcare workers, insurers, pharmaceutical companies, researchers and related companies. Several future opportunities may be created by comprehensively profiling pregnancy, including, but not limited to:
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additional diagnostic predictors;

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epidemiologic, efficacy and best practice assessment tools to better understand and address critical patient outcomes and disparities across the United States;

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pregnancy educational content development, based on our actual data, for physicians, PAs, nurse practitioners, midwives, regulators, insurers, researchers and healthcare students; and

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pharmaceutical drug development tools.

We also believe that the work we perform in pregnancy could be leveraged more broadly to address other areas in medicine and healthcare.
The PreTRM Test
Utilizing our product discovery, development and commercialization approach, we focused our first development and commercialization efforts on preterm birth. Prematurity is the leading cause of illness and death in newborns and accounts for approximately $25 billion in annual expense in the United States. Unfortunately, current detection methods fail to identify the great majority of singleton pregnancies that end in preterm births.

Our first product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test for prematurity. The PreTRM test accurately predicts the risk that a pregnant woman carrying a single fetus, known as singleton pregnancy, will have a spontaneous preterm birth. The great majority of singleton preterm births are spontaneous, where the mother goes into labor and delivers without any apparent known pathology. The predictive performance of the PreTRM test biomarkers has been extensively validated in diverse populations and geographies, including in the United States, Europe, Asia and Africa.
The strength of the data from our numerous studies of the PreTRM test has enabled us to pursue an innovative approach to commercialization. We have secured early PreTRM test reimbursement through our strategic collaboration with Anthem, which represents an important step in achieving initial payer acceptance of our rigorous approach to preterm birth and which we believe will help foster broader insurance coverage adoption. We believe this collaboration significantly de-risks initial commercialization of the PreTRM test, as Anthem is a major payer with plans that include 400,000 U.S. deliveries, representing more than 10% of U.S. annual births and this will provide a pathway for broader market adoption through subsequent coverage decisions by other major payers. The clinical and economic utility of a biomarker test administered mid-pregnancy has been published by leading independent health economists, underscoring the benefits of the PreTRM test and treat strategy.
Preterm Birth
Full-term pregnancy usually lasts between 37 and 40 weeks. Preterm birth is defined as any pregnancy delivering before 37 weeks’ gestation. Preterm delivery includes two major categories: medically indicated preterm birth, where the doctor intervenes because of concerns for the health of the mother and/or the baby, and spontaneous preterm birth where the mother goes into labor spontaneously with no apparent or known pathology.
Of the estimated 140 million annual births globally, approximately 15 million births are preterm. In the United States, there are approximately 3.8 million annual births, and the 2020 March of Dimes Report Card shows that the preterm birth rate has increased for the last five years, now exceeding 10% of U.S. births.
Preterm birth remains a leading cause of neonatal morbidity and mortality throughout the world, with approximately 22,000 annual deaths from prematurity occurring in the United States. Across the globe, approximately 15 million preterm babies are born every year, of which about one million die. As a consequence of their preterm birth, many infants require significant medical support in intensive care settings to survive and continue to develop. Preterm birth is also associated with significant long-term disability for many individuals, including learning disabilities, cerebral palsy, chronic respiratory illness, intellectual disability, seizures and impairment of vision and hearing, which can generate significant costs throughout the lives of affected children. The annual U.S. health care costs to manage short- and long-term complications of preterm birth have been estimated to be approximately $25 billion, consisting of direct medical costs incurred during pregnancy, lost productivity due to preterm birth in the perinatal period as well as additional associated longer term medical costs for the mother and child. The estimated average expense per preterm delivery in the United States is approximately $65,000. Earlier preterm births are associated with higher costs due to the greater severity of complications occurring in babies born at earlier gestational ages. Given this, the ability to prolong the gestation period by even one week has the potential for significant savings as shown in the figure below. As a result, the economic benefit of a test that can enable effective interventions to prolong the length of time for a baby to continue developing in utero, even for a short period of time, and to improve neonatal health before delivery is substantial.

Distribution of U.S. Preterm Births and Estimated Average First Year of Life Cost per PTB by Gestational Age at Birth

89% of costs occur in births <35 weeks
$700
$600
$500
$400
$300
$200
$100
$-
Average Cost Per PTB (thousands)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Annual Number of Births
≤24
25
26
27
28
29
30
31
32
33
34
35
36
Gestational Age at Birth (weeks)
Number PTB
Ave Cost/PTB

Unfortunately, traditional methods to predict preterm birth risk fail to identify the great majority of pregnancies that will result in preterm births. Currently, the two most commonly used predictors of preterm birth risk are a woman’s history of prior preterm delivery or a short cervical length measurement found early in pregnancy. It is estimated that only about 1 out of 6 singleton spontaneous preterm births can be detected proactively with these clinical methods. The great majority of singleton preterm births only become apparent when the woman goes into labor and delivers, at which point proactive management options are no longer possible. Therefore, the ability to identify the great majority of women who will, in fact, deliver prematurely, and thus be able to more proactively manage their risk, represents a significant unmet medical need and offers a pivotal opportunity to make a positive difference for the mother and the baby.
Proactive interventions to address higher preterm birth risk may include more frequent contact with the patient, additional clinical visits, more intensive education and monitoring of the patient during pregnancy, prophylactic administration of progesterone or anti-inflammatory medications, heightened awareness of impending delivery and reacting more promptly to changes indicative of preterm birth as the pregnancy progresses.
The PreTRM Test — Our Solution to Preterm Birth
Our first product, the PreTRM test, is the only broadly validated, commercially available blood-based biomarker test to accurately predict the risk of spontaneous preterm birth. The PreTRM test provides an early and individualized spontaneous risk prediction of preterm birth in asymptomatic singleton pregnancies, expressed as a percentage, of delivering before 37 weeks’ gestation, as well as her relative risk compared to the average population.
The PreTRM test is a serum-based proteomic test that combines the ratio of insulin-like growth factor-binding protein 4, or IBP4, to sex hormone-binding globulin, or SHBG, with a woman’s height and weight to predict the risk of spontaneous preterm birth. The PreTRM test is a non-invasive blood test given to a pregnant woman carrying a single fetus during weeks 19 or 20 of her pregnancy. The PreTRM test is drawn once in singleton pregnancies where there is no evidence of significant fetal anomalies by non-invasive pre-natal genetic screening, or NIPS, or ultrasound, and the women tested are not taking progesterone. The blood sample is analyzed in our CLIA-approved clinical laboratory using our high through-put mass spectrometry technology. Once the laboratory analysis is completed, a risk report is generated from our validated algorithm and the results are transmitted to the ordering clinician. The PreTRM test provides an early, accurate and individualized prediction of spontaneous preterm delivery risk based on the underlying biology taking place in her pregnancy. An example of a PreTRM test report is illustrated below.
Illustrative Example of PreTRM Test Report
The protein biomarkers of preterm birth utilized in the PreTRM test have been extensively validated in multiple diverse populations in the United States, Europe, Asia and Africa. The PreTRM test accuracy has been rigorously assessed and validated in our PAPR study involving over 5,501 women in 11 obstetric centers across the United States. Our completed PAPR study validated the biomarker signature which is highly predictive of spontaneous preterm birth risk. The performance of the PreTRM test biomarkers was replicated in a second independent large prospective U.S. study, TREETOP, supporting that the IBP4 to SHBG predictor can be used to accurately risk-stratify patients for implementation of preterm birth preventive strategies and direct patients to appropriate levels of care. The ability to accurately risk-stratify is critical for enabling precision care management. We and our collaborators are also conducting three prospective controlled intervention studies — The Prediction and Prevention of Preterm Birth, or PREVENT-PTB, study, or PREVENT-PTB, the Serum Assessment of Preterm Birth Outcomes Compared to Historical Controls, or AVERT PRETERM TRIAL and Prematurity Risk Assessment Combined With Clinical Interventions for Improving Neonatal outcoMEs, or PRIME — to demonstrate the value of identifying higher risk pregnancies coupled with proactive interventions to improve the well-being of mothers and newborns. Further underscoring the benefits of the PreTRM test and treat strategy, the clinical and economic utility of a biomarker test administered mid-pregnancy has been published by leading independent health economists.
The strength of the data from our clinical trials of the PreTRM test has enabled us to pursue an innovative and accelerated approach to commercialization. We have secured PreTRM test reimbursement through a major strategic payer, Anthem, representing an important step in achieving initial payer acceptance of our rigorous methods to address preterm birth. We believe this collaboration significantly de-risks initial commercialization of the PreTRM test, as it provides reimbursement from a major payer covering more than 10% of U.S. pregnancies annually and provides a pathway for broader market adoption through subsequent coverage decisions by other major payers.
Biomarker Discovery and Clinical Validation of the PreTRM Test
Adherence to National Academy of Medicine Guidelines
We rigorously adhere to authoritative NAM guidelines published in 2012 for developing and validating multi-omics predictions and applying important principles to address adverse conditions that arise in pregnancy. The guidelines specify three phases of work to be performed in non-overlapping sets of samples:
Discovery Phase.   A set of samples from patients whose outcomes are known are analyzed in the lab to find biomarker differences between individuals with an adverse outcome versus individuals without that particular outcome (e.g., pregnancies that deliver preterm versus term pregnancies). Algorithms are built on high performing predictions that can be tested in the next phase.
Verification Phase.   High-performing predictive algorithms selected from discovery work are pre-specified and applied to a completely independent set of non-overlapping samples, with the laboratory being blinded to the outcomes. The performance of the algorithms is either independently verified, or confirmed, by an external statistician, who ranks the algorithms according to predictive accuracy. Once verified, highest performing algorithms are locked down in the form of optimized tests that can be validated in final validation phases before commercialization.
Validation Phase.   In a third, entirely independent set of non-overlapping samples, the laboratory measurements are performed, and the laboratory is blinded to patient outcomes. The laboratory data are time-stamped and are transferred to an external statistician, who applies the pre-specified algorithm to the laboratory measurements and independently validates the performance of the test by breaking the blind. At this point, a prediction that has been independently and rigorously validated can be used for clinical decision-making in trials and/or commercialization.
PAPR Study
The biomarkers used in the PreTRM test have demonstrated strong clinical performance in accurately predicting women at risk of preterm birth across diverse patient populations in the United States, Europe, Asia and Africa. The initial discovery, verification and validation of our spontaneous preterm birth biomarker risk predictor was performed in the 5,501 patient Proteomic Assessment of Preterm Risk, or PAPR, study.
The PAPR study was initiated in April 2011 and the last observed birth occurred in February 2014. The study was designed to discover, verify and validate biomarkers and clinical variables that accurately predict the risk of spontaneous preterm birth. We measured and evaluated protein expression of thousands of distinct proteins by their expression in maternal serum to assess their effectiveness as predictors of spontaneous preterm birth early in pregnancy before symptoms occur. The PAPR study analyzed blood samples collected from 5,501 pregnant women performed at 11 maternal fetal medicine sites, across gestation from 17 weeks and zero days to 28 weeks and six days, and consisting of a diverse demographic ethnic and geographic groups of women broadly representative of the U.S. pregnant population. Samples were collected and processed in a standardized manner for frozen storage and subsequent laboratory analyses. Maternal serum was processed by our proprietary proteomic workflow, using liquid chromatography and mass spectrometry, and proteins were identified and quantified by multiple reaction monitoring mass spectrometry.
From our analysis of thousands of proteins from these samples, we discovered and verified a specific combination of two proteins, IBP4 and SHBG, coupled with clinical variables consisting of a woman’s height and weight, which we developed into a proprietary predictive algorithm. That algorithm demonstrated highly accurate prediction of spontaneous preterm birth risk at mid-pregnancy.
We executed a multi-step process, strictly following NAM Guidelines, for discovery, verification and validation of the PreTRM test predictor. These steps involved pre-specification of study plans and analyses, site document verification of clinical data, blinding protocols for three independent sample sets and the use of outside statisticians for the un-blinding of data and read-outs of the results of both verification and validation. The collected samples were separated into three independent non-overlapping sets of patients, each set comprised of spontaneous preterm deliveries occurring before 37 weeks’ gestation and term deliveries occurring during or after week 37 of gestation. From the first set of samples of 86 preterm deliveries and 172 term deliveries used in the discovery phase, we identified biomarkers and algorithms that could predict preterm births on samples drawn between 17 and 28 weeks. This led to our identification of the best performing predictor, found in samples drawn during weeks 19 and 20 of pregnancy. In the verification phase of the test development, the second set of completely independent samples of 50 preterm deliveries and 100 term deliveries was analyzed in a blinded fashion using the predictive algorithm discovered in the first phase and demonstrated consistent predictive performance. In the validation phase, the third completely independent set of samples of 81 preterm deliveries and 162 term deliveries was analyzed using the same algorithm, which again demonstrated consistent predictive performance. Following the readout of the pre-specified validation of test performance, the consistency across the three phases was examined. More than 500,000 data points were generated across the 217 preterm delivery cases and 434 matching term delivery controls examined across the three phases, in a 1:2 nested case:control design.
We utilized area under the receiver operating characteristic curve value, or AUROC, as a measure of the predictive performance of the PreTRM test. AUROC is an effective way to measure the diagnostic testing separation of measured biomarker scores found preterm cases versus those found in term control deliveries. External statisticians validated that a combination of biomarkers and clinical variables had an AUROC value of 0.75 for a prediction of spontaneous preterm birth before 37 weeks’ gestation versus at or after 37 weeks’ gestation. At a threshold where the sensitivity, or the fraction of preterm deliveries correctly classified as “higher risk”, and specificity, or the fraction of term deliveries correctly classified as “lower risk”, were maximized, the sensitivity was 0.75 and specificity was 0.74. In a Kaplan Meier analysis, performed to examine times to delivery across patients stratified at that same threshold, those at higher risk delivered earlier than those at lower risk, demonstrating highly statistically significant separation between the groups, p = 0.004.
TREETOP Study
Our second large clinical validation study, A MulTicenteR AssEssmEnt of a SponTaneOus Preterm Birth Predictor, or TREETOP, enrolled patients in October 2016 through January 2019, with the last delivery occurring in May 2019. The TREETOP study enrolled 5,011 pregnant women from 18 sites across the United States, with blood drawn in a window of 18 weeks and zero days to 21 weeks and six days. The TREETOP trial was designed to assess and validate:
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accurate risk prediction for all preterm birth, including both spontaneous and medically indicated preterm births,

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possible expansion of a validated blood draw window for PreTRM testing,

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the threshold for risk stratification of the PreTRM test,

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discover biomarkers predictive of time-to-birth remaining in a pregnancy,

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discovery of biomarkers that date the pregnancy, which we refer to as a pregnancy clock, and

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the performance of additional biomarkers for prediction of spontaneous preterm birth and other pregnancy complications.

Given the large body of evidence generated from PAPR and our other collaborative biomarker studies, the TREETOP samples from the 5,011 enrolled subjects were randomized into two cohorts:
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a first patient cohort of 847 samples to validate certain pre-specified predictions originating from our earlier PAPR study work, and to verify new potentially enhanced predictions that could be validated later on the samples of the remaining unanalyzed cohort of patients, and

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a second cohort of remaining samples has been held in reserve to validate, in the future, a number of potentially enhanced predictions that may eventually be incorporated into our commercially available testing as we build our pipeline of adverse pregnancy outcome predictions.

Previous work performed on our proprietary PAPR study biobank samples demonstrated that our validated spontaneous preterm birth biomarkers accurately predicted risk not only for spontaneous preterm delivery, but also for medically indicated preterm delivery in which the majority are preeclamptic preterm deliveries. From our studies and publications in the literature, the biological function of the PreTRM test proteins suggested an ability to predict preeclampsia and other conditions of placental dysfunction. These conditions appear to underlie a number of adverse pregnancy outcomes that could be explored going forward in TREETOP.
In an analysis of the first cohort, the study demonstrated:
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accurate prediction by IBP4 and SHBG biomarkers of early preterm delivery, which refers to deliveries of less than 32 weeks’ gestation due to any cause, with an AUROC of 0.76 (p = 0.023);

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accurate prediction of severe neonatal morbidity and mortality based on a standard published composite index with an AUROC of 0.67 (p = 0.005); and

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accurate prediction of increased neonatal hospital length of stay (p = 0.024).

In the first cohort, we also validated a PreTRM test risk threshold to statistically stratify higher versus lower risk patients based on a pre-specification of the threshold from PAPR data and by applying it to samples in this cohort. The validated threshold of 15%, twice the average population risk of spontaneous preterm birth, was demonstrated to statistically separate patients at higher versus lower risk of preterm delivery based on the PreTRM test results. This is the risk threshold for interventional actions to be taken in the PRIME prospective intervention trial that was initiated in 2020.
PAPR and TREETOP together encompass a powerful resource of samples and clinical data from more than 10,500 pregnant women collected over an eight-year period to characterize what takes place biologically in pregnancy. Both PAPR and TREETOP enrolled a large number of women who were not known to be at risk of preterm birth based on other identified clinical factors, and as such, were not already covered by professional society guidelines addressing the need for risk stratification and guidance of treatment. We believe the results from these studies provides a deep view into the outcomes of diverse singleton pregnancies across the United States and prediction of these outcomes.
Our Prospective Intervention Studies — Demonstrating the Benefits of the PreTRM Test and Treat Strategy
Following the validation of predictors for spontaneous preterm birth, we set out to demonstrate the value of identifying higher-risk pregnancies coupled with proactive interventions to improve the well-being of mothers and newborns. We have worked with respected collaborators to conduct three prospective intervention studies in order to demonstrate the clinical utility and economic value of the PreTRM test and treat approach.
PREVENT-PTB Study
The Prediction and Prevention of Preterm Birth, or PREVENT-PTB, study was a prospective randomized controlled intervention study conducted at Intermountain Healthcare in Salt Lake City, Utah. We enrolled a total of 1,208 patients beginning in May 2018 with the last patient enrolled in February 2019. The study enrolled women who were 18 years or older, with a singleton pregnancy between 19 weeks and five days and 20 weeks and six days gestational age and with no history of prior preterm birth and normal cervical length at or before the time of enrollment. The purpose of the study was to evaluate the impact on the health and economics of applying the PreTRM test to screen pregnant women for risk of spontaneous preterm delivery and treating women identified at higher risk with proactive interventions. The clinical impact and outcomes evaluated included:
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length of stay in neonatal intensive care unit, or NICU

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overall hospital length of stay

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neonatal health improvement,

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NICU preterm cost reduction, and

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reduction in the rate of preterm delivery.

The PREVENT-PTB trial, using a pre-test randomization, strictly followed a NAM recommendation to assess the clinical impact of identifying higher risk patients coupled with simultaneous proactive interventions. Women who enrolled were randomized 1:1 into two groups — screened and control groups. The screened group was assessed by the PreTRM test, and those who were identified by the test as being at higher risk of preterm birth were offered a bundle of proactive interventions. These included weekly contact with a care management nurse, two preterm prevention clinic visits, cervical length monitoring, weekly injection of 17-hydroxy-alpha progesterone, daily administration of low-dose aspirin and the administration of corticosteroid treatment at a lower threshold if patients indicated clinical signs or symptoms of imminent delivery. Patients in the screened group that were found not to be at higher risk by the PreTRM test received standard obstetrical care. The control group did not receive the PreTRM test and received standard pregnancy care only. The diagram below illustrates the study design for PREVENT-PTB:
Study Design of PREVENT-PTB

Eligible Women
Consent & Draw Blood
Randomization
Screen with PreTRM Test
No PreTRM Test
Higher Risk
NOT Higher Risk
Standard Care
• Increased Surveillance
• High Intensity Care Management
• Cervical Length Evaluation
• 17-a-OH Progesterone
• Low-dose Aspirin
• Low Threshold Steroids
Standard Care

The PREVENT-PTB topline results were reported in a late-breaking poster session at the 2020 annual meeting of the Society for Reproductive Investigation. The outcomes between the screened group and the control group demonstrated the following:
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A statistically significant 83% decrease in median length of stay for spontaneous preterm neonates admitted to the NICU from 39.0 days in the control group to 6.8 days in the screened group (p=0.008);

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A statistically significant 79% decrease in median length of stay for any preterm neonates admitted to the NICU from 35.6 days in the control group to 7.6 days in the screened group (p=0.038); and

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Across all preterm birth categories, reductions in the rate of preterm births were observed, however the trial was not powered to definitively evaluate this outcome.

AVERT PRETERM TRIAL
The Serum Assessment of Preterm Birth Outcomes Compared to Historical Controls, or AVERT PRETERM TRIAL, is a prospective, historically-controlled intervention trial conducted at Christiana Care Health System in Newark, Delaware. The purpose of the study is to evaluate the impact on health and economics by applying the PreTRM test to screen pregnant women for risk of spontaneous preterm delivery and to proactively intervene in individuals who are shown by the PreTRM test to be at higher risk of sPTB. The two co-primary endpoints are total neonatal hospital length of stay and composite neonatal morbidity and mortality in the PreTRM-screened group versus the historical control group, which did not have a PreTRM test. A number of secondary clinical impact and outcomes observations include reduction in total preterm births, a reduction in total hospital stay for sPTB and reduction in total hospital stay for any preterm birth, measures of neonatal health assessed as a composite neonatal morbidity/mortality index and NICU preterm costs.
In this trial, we are comparing a screened group that is assessed with a PreTRM test and where higher risk patients receive intensive interventions, to a historical control group where patients do not receive PreTRM testing and receive usual standard of care treatment. Eligible women were screened using the PreTRM test taken during week 19 or 20 of pregnancy, and those identified as having a higher risk were offered a bundle of interventions, including daily vaginal progesterone, daily low-dose aspirin, closer monitoring by their clinicians and case management nurses.
Design of the AVERT PRETERM TRIAL

Prospective Patients
Eligible Women
Consent & Draw Blood
Screen with PreTRM Test
Higher Risk
NOT Higher Risk
• Increased Surveillance
• High Intensity Care Management
• Progesterone
• Low-dose Aspirin
Standard Care
Historical Patients
Eligible Women
No PreTRM Test
Standard Care

Health and economic outcomes of the screened group are being compared with those of the historical control arm. Due to the COVID-19 pandemic, trial enrollment of the prospective arm was stopped in March 2020. We expect topline results of the study to be available around year end 2021.
PRIME Study
In collaboration with Anthem, we are conducting Prematurity Risk Assessment Combined With Clinical Interventions for Improving Neonatal outcoMEs, or PRIME, study, which is a prospective randomized controlled study of up to 6,500 enrolled pregnancies in approximately 10 respected maternal fetal medicine centers located within Anthem’s insurance network. We began enrollment in November 2020, and enrollment is ongoing.
After enrollment, all subjects will have a blood sample collected once during either week 19 and 20 of pregnancy. Prospectively enrolled pregnant women will be randomized 1:1 to either a screened arm, called the PTB Prevention arm, or a control arm that receives standard obstetrical care. Only subjects randomized to the PTB Prevention arm will receive the results of the PreTRM test. Those women randomized to the PTB Prevention arm will receive either routine standard care pregnancy management or a multimodal intervention protocol reserved for higher risk pregnancies based on the results of the PreTRM test. The design of the PRIME study is illustrated below.

Design of the PRIME Study

Eligible Women
Consent & Draw Blood
Randomization
PTB Prevention Arm
Control Arm
Higher Risk Result
(≥ 15% PTB)
Not Higher Risk Result
PreTRM Test Results Blinded
Intensive Preterm Prevention Care
• Weekly Nurse Case Manager calls
• Daily vaginal progesterone
• Daily low dose aspirin
• 2 additional vaginal cervical lengths
– Cerclage if < 10mm before 24 weeks
Standard Obstetrical Care
Primary Analysis: PTB Prevention Arm vs. Control Arm
Standard Obstetrical Care

In the PTB Prevention arm, PreTRM test results will be reported to the subject, the study investigator and the subject’s primary pregnancy care provider. A woman with a reported “Higher Risk” test result, at or above the 15% threshold (which is equivalent to more than a doubling of average population risk of spontaneous preterm delivery less than 37 weeks’ gestation), will receive multiple interventions, including weekly nurse case management contact, daily vaginal progesterone, daily low dose aspirin and additional vaginal ultrasound cervical length determinations, with cerclage considered for cervical lengths less than 10 millimeters. Subjects in the “Not Higher Risk” group will receive standard obstetrical care for the duration of pregnancy through hospital discharge.
Major perinatal outcomes to be evaluated in each group include length of NICU and total hospital stay, measures of neonatal health, NICU preterm costs and preterm delivery rates. All subjects will be followed through the duration of the pregnancy and delivery, and neonates will be followed until initial hospital discharge to assess the course of pregnancy, labor and any related maternal or fetal complications. Readmission of infants will also be assessed at 180 days, 1 year and 3 years of life using the Anthem/HealthCore Integrated Research Database to evaluate longer-term outcomes and costs associated with preterm delivery.
The study has a pre-specified interim look to evaluate the two co-primary endpoints, total neonatal hospital length of stay and composite neonatal morbidity and mortality, with a stopping criterion of statistical significance being reached by either one or the other of these outcomes, which is envisioned to take place at 2,800 deliveries completed. Interim results from the PRIME Study are expected in the second half of 2022.
Other Relevant Studies and Publications
Healthcore/Anthem Health and Economic Study
HealthCore, Inc., a subsidiary of Anthem, conducted an insurance claims data analysis on the cost-effectiveness of screening more than 40,000 mothers and babies within Anthem’s commercially insured membership. The model evaluated the cost impact to be expected from screening with the PreTRM test, and from then providing a bundle of interventions to PreTRM-higher risk patients as compared to the effect of standard care without a PreTRM test. The model predicted that these interventions would result in:
•
a 20% reduction in preterm birth before 37 weeks’ gestation,

•
$1,608 in gross savings per pregnant woman tested (accounting for all costs except that of a $745 list price cost modeled for the PreTRM test),

•
a 10% reduction in neonatal intensive care admissions,

•
a 7% reduction in overall hospital length-of-stay, and

•
a 33% reduction in births at less than 32 weeks’ gestation.

The authors concluded that the PreTRM test and treat strategy demonstrated cost savings across a variety of reasonable assumptions and scenarios examined. An abstract reporting these results has been accepted for presentation at the 2021 International Society for Pharmacoeconomics and Outcomes health economic conference on May 18, 2021.
Clinical and cost impact analysis of a novel prognostic test for early detection of preterm birth
In 2015, health economic and maternal fetal medicine experts built and published an independent model to analyze health and economic benefits of a novel mid-pregnancy preterm delivery risk biomarker test and treat strategy for the United States, where women at higher risk of preterm delivery would receive daily vaginal progesterone as a sole intervention. At a biomarker test sensitivity and specificity of 80%, the model predicted that identifying and intervening on higher risk pregnancies resulted in a 7% decrease in preterm birth rate, a 23.5% decrease in infant mortality, a 27% decrease in acute complications at birth and a 13% decrease in the rate of developmental disabilities, accompanied by a gross health economics savings, exclusive of the cost of testing, of $1,395 per pregnancy screened. These experts concluded that this approach could be a dominant strategy to improve health and decrease healthcare costs.
Product Pipeline
While we have leveraged our technology platform to currently pursue the development and commercialization of the PreTRM test, we believe our technology platform has broad applicability across a wide array of pregnancy-related conditions. We and our clinical trial collaborators are also continuing to conduct analyses by combining biobank data from the PAPR and TREETOP studies, to provide new insights into the predictive capabilities of the PreTRM test and other predictive biomarker algorithms. We are discovering, developing and validating a broad portfolio of product candidates including those focused on the conditions listed below:
When we refer to “discovering, developing and validating” our product candidates, we are referring to the three phases of work for development of predictive tests as published in the NAM guidelines, as summarized below.
In the “discovery” phase, we analyze a set of biologic samples from patients whose pregnancy outcomes are already known to find biomarker differences between individuals who had an adverse pregnancy outcome versus individuals who did not have an adverse pregnancy outcome (e.g., pregnancies that delivered preterm versus pregnancies that lasted to term). We then build predictive algorithms, based on high performing predictions, to be tested in the next phase.
In the “verification” phase, we apply the high performing predictive algorithms selected during the discovery phase to a completely independent set of new biologic samples that were not tested during the discovery phase. An independent, external statistician then verifies, or confirms, the performance of the algorithms, and ranks them according to predictive accuracy. Once they are verified through this process, the highest performing algorithms are “locked down” in the form of optimized tests that can be validated in a final phase, prior to commercialization.
In the “validation” phase, a third, entirely independent set of biologic samples that were not tested during either the discovery phase or the verification phase are tested in a laboratory, with the laboratory blinded to patient outcomes. The laboratory data are time-stamped and are transferred to an external statistician, who applies the pre-specified algorithms to the laboratory measurements and independently validates the performance of the test by breaking the blind. At this point, a prediction that has been independently and rigorously validated can be used for clinical decision-making in trials and/or commercialization.

Preeclampsia
Condition. Preeclampsia, estimated to affect 5% - 8% of pregnancies in the United States, is a complication characterized by high blood pressure and signs of damage to one or more organs, including liver, brain and kidneys, and may also have adverse effects on blood coagulation. Preeclampsia usually begins after 20 weeks of pregnancy in women whose blood pressure had been normal, but it can also arise earlier in pregnancies. Left untreated, preeclampsia can lead to serious, even fatal, complications for both the mother and baby. Once a pregnant woman is diagnosed with preeclampsia, a common treatment is to deliver the baby; however, if the delivery occurs before the infant reaches term, complications of preterm birth can ensue. We believe that a biomarker test to better identify women who are at higher risk of preeclampsia earlier in pregnancy could lead to better management of this serious condition. It is estimated that the U.S. annual cost of preeclampsia is approximately $5 billion.
Objective for a Biomarker Test. We are working to develop a protein biomarker test that can identify women at higher risk of developing preeclampsia as a means to enable earlier proactive interventions to mitigate the complications that occur as a result of this condition. We believe that such interventions could also prevent preeclampsia in certain patients, which has the potential of lowering the long-term risk of cardiovascular disease and stroke that occur later in life in women who suffer preeclampsia. There is also potential for a predictive biomarker test to inform therapeutic development to address this condition.
Development Status. We have conducted discovery, verification and validation activities for a variety of preeclampsia biomarker predictions, some of which have been published. Some of these predictions include the use of our PreTRM test biomarkers as well as others. We are in the process of selecting which predictions will be validated in samples of our second TREETOP cohort prior to commercialization, based on the NAM guidelines described above.
Molecular Time-to-Birth
Problem and Need. We have already developed high performing biomarker signature in our PreTRM test for spontaneous preterm birth risk. For a pregnant woman who is not at higher risk of preterm birth by our PreTRM test, she would typically like to know how much time is remaining in her pregnancy until delivery. Unfortunately, current methods for predicting the length of gestation, including due date prediction from last menstrual period and ultrasound dating based on fetal measurements early in pregnancy, lack precision and provide inaccurate dating as to when delivery will occur. We have identified biomarker signatures that predict the time remaining in a pregnancy with greater accuracy than is available from current methods.
Objective for a Biomarker Test. Our objective is to develop a more accurate time-to-birth prediction for women not at higher risk of PTB. We believe this will be of great interest to pregnant women as a consumer test that may serve as an aid to decision-making for travel, work, vacation planning and other life-scheduling decisions.
Development Status. Using our proprietary biobanks and proteomics platform, we have discovered and verified biomarkers with superior time-to-birth predictive performance, as compared to current dating methods. We have developed the ability to determine more precisely how much time is remaining in a woman’s pregnancy based on her individual biology at the time of her blood draw, for example, during weeks 23 through 25 of pregnancy. We plan to validate a molecular time-to-birth predictor and publishing its performance data prior to making it available commercially, based on the NAM guidelines described above.
Gestational Diabetes Mellitus
Condition. Gestational diabetes mellitus, or GDM, is characterized by high blood sugar levels, or hyperglycemia, during pregnancy in a woman who was not diabetic before her pregnancy. GDM is estimated to affect approximately 10% of pregnancies and cost $1.6 billion annually in the United States as a result of short- and long-term maternal and child complications. GDM increases the risk of preeclampsia, depression, and the need for Caesarean sections. Babies born to mothers with poorly treated GDM are at increased risk of being too large, having low blood sugar after birth, and jaundice. If untreated, GDM can also result in stillbirth. Children born from mothers with GDM are also at risk of being overweight and developing type 2 diabetes. We believe that knowing who is at high risk of GDM earlier in pregnancy would be of great benefit given that interventions could significantly reduce the adverse effects of this condition. Current methods for identifying GDM in most patients typically take place between 24-26 weeks’ gestation, missing opportunities to allow such women to receive proactive interventions earlier in pregnancy that may be effective in preventing or mitigating GDM.
Objective for a Biomarker Test. Our goal is to develop a blood-based biomarker test that can identify earlier in pregnancy which women are likely to develop GDM. We believe that such information will enable earlier interventions to mitigate risks and help focus resources on higher risk pregnancies as a means to improve the health of mothers and babies.
Development Status. We have discovered and verified high performing biomarker prediction of GDM by applying our proteomics platform technologies to samples from our PAPR and TREETOP biobanks. We plan on further verifying and ultimately validating a GDM predictor and publishing its performance data prior to making it available commercially, based on the NAM guidelines described above.
Growth Restriction
Condition. Fetal growth restriction, or FGR, is estimated to affect as many as approximately 3% – 7% of pregnancies worldwide. There are immediate consequences of FGR, including fetal challenges in withstanding the stresses of vaginal delivery, decreased oxygen levels and brain injury, hypoglycemia (low blood sugar), lower resistance to infection, difficulty in maintaining body temperature and abnormally high red blood cell counts. Longer-term, infants can have neurodevelopment issues, metabolic and cardiovascular complications.
Objective for a Biomarker Test for FGR. By identifying molecular events that precede measurable changes in fetal size, we aim to address the placental dysfunction and other growth restriction etiologies that lead to fetal growth restriction and thereby enable earlier proactive interventions.
Development Status. We have discovered placental dysfunction biomarkers as a first step to predicting fetal growth restriction. We are working to discover additional biomarkers that illustrate expression differences in normal and growth-restricted pregnancies. We believe that this work could lead to improved detection of FGR pregnancies earlier and may lead to proactive interventions to better address this problem. Verification and validation phases and publication of our findings, based on the NAM guidelines described above, will be required before such testing can be commercialized.
Stillbirth
Condition. Stillbirth is a heartbreaking and tragic outcome, with a reported incidence of 5.7 per 1,000 pregnancies in the United States. Stillbirth is typically defined as fetal loss occurring after 20 weeks’ gestation. Causes of stillbirth include placental or umbilical cord problems, preeclampsia, lupus, clotting disorders, lifestyle choices, and infection, among others. Approximately one-third of U.S. stillbirth cases occur without any known cause.
Objective for a Biomarker Test for Stillbirth. Our goal is to discover biomarker expression changes that occur early during pregnancy that are highly predictive of changes taking place in the mother and/or the fetus that increase the risks of stillbirth, so that appropriate interventional strategies can be developed to address this condition. Given that our vision is to comprehensively profile the biology of pregnancy by leveraging our platform technologies to characterize disruption of normal developmental biology in both the mother and the fetus, we believe that there is a significant opportunity to improve earlier detection and the potential to develop targeted interventions to better address this serious problem.
Development Status. We have developed the ability to measure the expression of hundreds of proteins by our advanced mass spectrometry proteomic technology. These proteins are members of key biochemical proteomic pregnancy signaling pathways, including pathways that are operative in stillbirth. As we increase the density of proteins characterized in future discovery work, we believe that further characterization of pregnancy and key proteomic expression factors in stillbirths vs. normal pregnancies is a promising area for further discovery, verification and validation of high performing biomarkers predictors with potential to improve detection and enable new interventions for stillbirth. Finally, we note that development for prediction of other adverse outcomes (e.g., growth restriction) has the potential to reduce stillbirth.

Postpartum Depression
Condition. There are hormonal, physiological and psychological changes that occur in women both during and after pregnancy. Postpartum depression is a severe form of clinical depression related to pregnancy and childbirth, affecting approximately 15% of women during the year following delivery of a child. By contrast, the “baby blues” is a transient, well-known phenomenon that typically resolves on its own. The annual U.S. economic burden of postpartum depression is estimated to be approximately $2.4 billion. We believe that a biomarker test for postpartum depression is another area are where our platform can be beneficially applied. We believe that early identification of such pregnancies will enable a number of approaches that may prevent or mitigate the severity of this common condition, and that this information may also facilitate drug discovery.
Objective for a Biomarker Test for Postpartum Depression. Our objective is to leverage our understanding of key pregnancy, pathways gained through the application of our advanced proteomic technologies and bioinformatics, to develop further insights for early identification of pregnancies that are destined to develop postpartum depression.
Development Status. In our discovery efforts, we have discovered protein expression patterns in hormone signaling pathways and other pathways of pregnancy that we believe may be operative in the development of postpartum depression. We are working to increase the coverage of biochemical signaling pathways and expression patterns related to postpartum depression in our protein expression database, which we believe will enable the development of a high performing predictor to address this area.
Timing of Pipeline Developments
In the development of high-performing biomarker signatures, the timing of when to move from the discovery phase to the verification phase to the validation phase, based on the NAM guidelines described above, is entirely dependent on the performance data. There are also the additional requirements to analytically validate the particular components measured in biomarker tests by our laboratory and to build the informatics and automation for integrating all components into new testing processes. Given the uncertainties in reliably predicting timing for these phases and additional requirements, we estimate that the timing for our next new commercially available product is a matter of years, not months. We will only advance our programs from one stage to the next if we believe that they qualify for advancement pursuant to the NAM guidelines described above. We believe that additional capital required to do this work could help to accelerate the progress on our comprehensive pregnancy pipeline.
Other Scientific Publications
We are including summaries of the following three publications because we believe that they provide evidence of, and support for, our leadership in the area of combining the disciplines of proteomics and bioinformatics with rigorous clinical testing and economic analysis to provide physicians and patients with actionable data and information designed to result in better maternal and neonatal health at lower cost.
Effects of Selective Exclusion of Patients on Preterm Birth Test Performance
In December 2019, two of our employees, including Dr. Boniface, and Dr. George R. Saade of the Department of Obstetrics & Gynecology, University of Texas Medical Branch, Galveston, Texas, published an article entitled “Effects of Selective Exclusion of Patients on Preterm Birth Test Performance” in the Journal of Obstetrics and Gynecology. This publication highlighted an erroneous practice in preterm birth research that has led to artificial increases and incorrect claims of reported biomarker test performance. Some test developers have omitted subjects from analysis with delivery dates occurring in the later preterm period (e.g., weeks 35 and 36), early term period (e.g., weeks 37 and 38), or both. This approach has been termed “gapping” because the resulting distribution of births in the analysis has a gap in it after exclusion of subjects. The publication examined the impact of gapping, utilizing biomarker data from our PAPR study. The omission of later preterm births from the analysis transformed moderate biomarker performance in classification of preterm birth risk to artificially high performance, significantly different from that measured on the correct complete population. Further, “performance” assessment in this artificially incomplete population generated predictions that strongly under-estimated risk of preterm birth at any gestational age while over-estimating risk of very early preterm birth. Incorrect risk prediction could lead to both under- and over-treatment, and has potentially serious clinical implications. The authors demonstrated that performance of a test cannot be derived from a population that does not account for all patients who will exist in the population to be tested and offered guidance to test developers to improve the design and analyses in preterm birth biomarker studies by including representative sets of preterm subjects and term control subjects at all gestational ages in order to report unbiased and accurate test performance measures.
This publication contains principles and guidance we have given for improving the analysis and design of biomarker prediction work. The publication has generated interest in the clinical and scientific community, with letters to the editor on the article appearing in the Journal of Obstetrics and Gynecology. We believe that this work demonstrates the leadership position we have in pregnancy biomarker test development and validation.
Analytical Validation of Protein Biomarkers for Risk of Spontaneous Preterm Birth
In June 2017, several of our employees, including Dr. Boniface, published an article entitled “Clinical Validation of Protein Biomarkers for Risk of Spontaneous Preterm Birth” in the Journal of Clinical Mass Spectrometry, a leading mass spectrometry journal. Analytical validation is the process by which a laboratory establishes the measurement accuracy, in our case, at the biochemical level, of its laboratory processes. Analytical validation is a requirement of the authoritative NAM guidelines for multi-omics predictor development. Furthermore, analytical validity is one of the key elements that payers examine in their evaluative process for considering reimbursement.
The article referenced above described a rigorous analytical validation of our commercial mass spectrometry proteomic workflow. This work demonstrated the accuracy (when compared to a reference model), linearity, limits of quantitation, analytical specificity and resilience to differences in patient serum and common endogenous interferents for commercial processes used to report our test results. In particular, this work comprehensively examined individual proteomic analyte performance which, when combined into a proteomic score consisting of a ratio of mass spectrometric measurements, fundamentally enables the computation of risk of preterm delivery of a patient. The authors illustrated how the methodology may be used by others performing similar work in the proteomic biomarker discovery, development and clinical test production community. We believe that this work illustrates our leadership in clinical proteomics.
The Building Blocks of Successful Translation of Proteomics to the Clinic
In June 2018, Dr. Boniface and three other experts in the field of proteomic test development published an article entitled “The Building Blocks of Successful Translation of Proteonimics to the Clinic” in the journal Current Opinion in Biotechnology. To date, very few mass spectrometry-based proteomic tests have been commercialized. The common elements in the development of two commercially available proteomic clinical tests were examined in this paper, which described the experience of two organizations in bringing products from discovery to commercial availability. The authors demonstrated that the tests, the PreTRM test and a blood test used to assess the cancer risk of lung nodules discovered by radiology, covering completely different medical conditions, shared elements that elucidate their successful clinical development. The paper concludes that development of both the PreTRM test and the lung nodules test benefited from the use of an unbiased systems-biology strategy, adherence to NAM best practices, careful attention to analytic performance of biomarkers and the use of data normalization techniques. The purpose of this work was to demonstrate, both to the community and to regulators, principles that can be followed to successfully translate ‘omics research into actual clinical tests, and to offer insights to others on successful proteomic test development methods.
Commercialization
The beginning of life and end of life are widely recognized to be costly periods for healthcare services in the human life cycle. Healthcare insurers characterize preterm birth as an exceptionally costly condition, and a number of them develop data and models that underscore the economic impact of preterm births. Given the substantial economic benefits that arise from the use of the PreTRM test, we are pursuing an innovative commercialization strategy focused on accelerating broad use of the PreTRM test by collaborating with a major health benefits provider. We are collaborating with Anthem in the PRIME study to generate rigorous data across approximately 10 centers in their network. Anthem is reimbursing us for PreTRM testing done as a part of that study at a specified rate per test, pursuant to a Laboratory Services Agreement described under "— Material Agreements" below. Furthermore, we have entered into an active commercial collaboration with Anthem to introduce PreTRM testing into its various health plans, supporting bundled payment mechanisms, including value-based contracting. We believe that entering the market with coverage provided by a well-respected, data-driven company such as Anthem will significantly de-risk reimbursement for us during early commercialization and also strongly influence other payers in their decisions to cover PreTRM testing for patients in their networks.
Generating publications and scientific presentations is a core pillar of our market awareness strategy and is important for establishing validity and utility of new products in the life sciences community. We plan to work closely with maternal fetal medicine experts, payers and key opinion leaders to generate clear use-cases, as well as peer-reviewed publications that illustrate our product performance claims and value proposition. We are working with more than 60 investigators world-wide. In addition, we plan to increase awareness by developing and deploying online and in-person training and educational tools that explain the PreTRM test and our proteomics and bioinformatics platform in easy-to-access, easy-to-understand and credible, scientifically rigorous ways.
We plan to build the full commercial team, composed of sales, marketing, customer service, and managed care personnel, required to effectively address this large market opportunity. We anticipate that our sales force will promote our products across the United States with a targeted focus on OB/GYNs and maternal-fetal medicine providers in the women’s health market, and we are building a sales team to call on physician offices to address the large OB/GYN sales channel opportunity. We are also recruiting an experienced market access team to secure contracts with commercial and governmental payers and self-insured employer groups, and plan to construct a multi-faceted digital marketing platform to scale consumer awareness and engagement. We are also evaluating the expansion of our business internationally, with the PreTRM test representing one potential avenue for expansion.
Our Clinical Laboratory Characteristics
Our PreTRM testing laboratory is based in Salt Lake City, UT. We operate under federal regulations as a CLIA laboratory and are approved to provide our clinical testing across all 50 states. We undergo regular inspections from federal and state regulatory authorities, and our laboratory is certified by the College of American Pathologists, or CAP.
We have optimized our mass spectrometry-based proteomics workflow to be analytically validated to produce accurate and precise patient results. To meet the demands of the large intended use population of the PreTRM test, we have developed a new state-the-art affinity-capture mass spectrometry, or AC-MS, process. This higher through-put and lower-cost improvement to our current workflow utilizes custom monoclonal antibodies and magnetic beads. Affinity capture of our PreTRM test analytes using magnetic beads coated with antibodies is amenable to automated liquid handling robots using 96 or 384 well plates. Moreover, the AC-MS process results in a large decrease in the complexity of patient serum samples in a single highly parallel and multiplexed step, which translates to shorter mass spectrometry processing times. We believe the AC-MS process can be leveraged to enable a many-fold increase in capacity and significantly decrease turn-around time and cost of goods sold. We also believe that custom antibodies developed for the AC-MS process facilitate the development of immunoassay kits that address the world-wide market. AC-MS and immunoassay versions of the PreTRM test may be suitable for paper-based dried sample collection, or other low-cost sample collection devices in the future.
Material Agreements
Anthem Commercial Collaboration Agreement
On February 17, 2021, we entered into a commercial collaboration agreement with Anthem, the Commercial Collaboration Agreement, relating to the commercialization of the PreTRM test.
Under this agreement, we will provide PreTRM tests to eligible individuals enrolled in, or serviced or covered by, the health insurance products of Anthem. We have also agreed to develop a sales, marketing, and customer service program, and to provide training and marketing to duly licensed physicians specializing in obstetrics and gynecology or family medicine, or licensed nurse midwives, at the reasonable request of

Anthem. Pursuant to the agreement, Anthem will purchase a specified minimum number of tests from us for each of the first three years of the term of the agreement. Additionally, Anthem has agreed to pay us a specified minimum amount per year for the first three years of the term of the agreement. Anthem has further agreed to develop appropriate care management programs which incorporate the use of the PreTRM test. We will submit monthly invoices to Anthem for the sale of the PreTRM test at the negotiated rates. As of April 30, 2021, we had not provided any PreTRM tests to Anthem under the Commercial Collaboration Agreement and Anthem had not paid us any fees under the Commercial Collaboration Agreement. We and Anthem have also agreed to form a Joint Operating Committee to oversee the relationship, comprised of two voting members each from Anthem and us. Anthem has been participating in our PRIME study, and at the conclusion of the PRIME study, under the Commercial Collaboration Agreement, we have agreed to enter into Anthem’s standard lab provider agreement.
Unless earlier terminated due to breach, the Commercial Collaboration Agreement will remain in effect until the later of (a) the third anniversary of the effective date or (b) the date on which Anthem has purchased a fixed number of PreTRM tests as agreed by the parties.
Anthem Laboratory Services Agreement
Effective on November 10, 2020, we entered into a laboratory services agreement with Anthem, called the Laboratory Services Agreement, relating to our provision of PreTRM tests and related services during the course of the PRIME study.
Under this agreement, we have agreed to provide clinical laboratory services as requested by participating physicians and other health care professionals, and will provide written reports to those physicians and professionals of the results of the services performed in accordance with the PRIME study. Anthem and we will collaborate on the conduct of the PRIME study, and Anthem will pay us a specified amount per test up to a specified maximum number of tests.
Unless earlier terminated due to breach, the Laboratory Services Agreement will remain in effect until the conclusion of the PRIME study, and it may thereafter be extended for additional terms of one year upon mutual agreement of the parties.
Labcorp Agreement
On January 9, 2017, we entered into a commercialization agreement, or the Commercialization Agreement, or the Agreement, with Laboratory Corporation of America Holdings, or Labcorp, whereby we appointed Labcorp as our exclusive distributor of the PreTRM test in the field of prediction of a patient’s likelihood to deliver a baby at less than 37 weeks’ gestation in the United States. On June 25, 2018, we amended the Agreement to (i) convert Labcorp's exclusive appointment to an appointment that is only exclusive with respect to certain types of laboratories and is otherwise non-exclusive, and (ii) to enable us to engage Labcorp to perform certain sample collection, processing, and shipment services. This Agreement is automatically renewed annually unless Labcorp terminates with one year of notice or either party chooses to terminate it due to a material breach of the Agreement, an assignment, or a change in control involving us.
Pursuant to the Agreement, Labcorp shall perform sample collection, processing, and shipment services in support of PreTRM tests as may be requested by us and our other distributors from time to time in accordance with the established Labcorp terms and conditions. We will perform the PreTRM test on each received sample and thereafter provide the result.
Competition
The life science industry, including companies engaged in molecular diagnostics and proteomics, is characterized by rapidly advancing technologies, intense competition, substantial resources devoted to securing strong intellectual property protection and a focus on developing innovative, proprietary products. To our knowledge, however, there have been few successful efforts by others to date to discover, verify and validate prognostic biomarker tests to predict conditions of pregnancy, and we are aware of no competitors that have discovered, verified and broadly validated a blood-based biomarker test to predict a pregnant woman’s risk of a spontaneous preterm birth. We therefore believe that our PreTRM test has the benefit of strong first-to-market positioning and validated performance as we pursue our commercialization efforts.

We consider our commercial collaboration with Anthem to be another advantageous competitive factor that we believe significantly de-risks our initial commercialization of the PreTRM test and can help encourage coverage decisions by other third-party payers. In addition, we believe that our proprietary technology platform, including our extensive biobanks, advanced mass spectrometry approaches and bioinformatics capabilities, provides us with valuable competitive assets to utilize in discovering and developing other proteomics tests for pregnancy conditions, several of which are already in our pipeline. Coupled with the experience and expertise of our management and scientific teams, we believe we possess meaningful potential to compete in developing and commercializing important products to improve the health of mothers and babies.
Notwithstanding the foregoing advantages, given the potential market opportunity represented by the PreTRM test and other pregnancy-related proteomic tests that we may develop, we expect competition to emerge and intensify in the coming years, with one or more competitive prognostic tests resulting from competitors’ efforts. Competing products may arise from various sources, including molecular diagnostic companies, clinical laboratory companies, life sciences tool companies, third-party service providers, academic research institutions, governmental agencies and public and private research institutions. From time to time, results of early biomarker discovery work are published in scientific literature. These publications are demonstrative of interest in the field, but they characteristically lack evidence of strict adherence to the NAM guidelines for multi-omics prediction development and have not achieved rigorous validation of predictions of interest.
Many of the potential competitors that may emerge, either alone or with their collaborators, have significantly greater resources, established presence in the market, expertise in research and development and greater experience in laboratory operations, obtaining regulatory approvals, gaining reimbursement and commercializing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific, sales, marketing and management personnel, conducting clinical studies, publishing scientific research and acquiring technologies that may be complementary to, or necessary for, the ongoing robustness of our discovery, development and commercialization efforts. Other smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors.
Intellectual Property
We rely on a combination of patents, trade secrets, copyrights and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. Our success depends in part on our ability to obtain and maintain intellectual property protection for our tests and technology. In particular, we seek to protect the PreTRM test and any potential future tests and technology related to biomarkers relevant to pregnancy and neonatal heath through a variety of methods, including seeking and maintaining patents intended to cover current and future tests and technology, their methods of use and processes for their manufacture, and any other inventions that are commercially important to the development of our business. We seek to obtain domestic and international patent protection which includes, in addition to filing and prosecuting patent applications in the United States, typically filing counterpart patent applications in additional countries where we believe such foreign filing is likely to be beneficial, including Europe, Japan, Canada, Australia and China.
As of April 30, 2021, our intellectual property portfolio encompasses two issued U.S. patents, five pending U.S. non-provisional patent applications, one international patent application under the Patent Cooperation Treaty (PCT), nine granted foreign patents in China, France, Germany, Italy, Ireland, Japan, Spain, Russia, and the United Kingdom, thirty pending foreign patent applications, and one U.S. provisional application. Our owned patents and patent applications, if issued, are expected to expire between 2034 and 2039, in each case without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Within our intellectual property portfolio, we own two patent families that relate to our PreTRM® test — a first patent family and a second patent family. The patent applications of the first patent family include composition claims directed to panels of biomarkers and corresponding method claims for determining probability for preterm birth, gestational age at birth or time to birth in a pregnant female. The first patent family includes a pending U.S. patent application, seven foreign patents granted in China, France, Germany, Italy, Ireland, Spain, and the United Kingdom, and 5 pending foreign patent applications in the EPO, China, Australia, Japan, and Canada. The granted patents and pending patent applications, if issued, are expected to expire in 2034, without taking into account maintenance, renewal, annuity, or other governmental fees. The patent applications of the second patent family include composition claims directed to compositions of biomarkers, panels of biomarkers, and corresponding method claims for determining probability for preterm birth in a pregnant female, and discloses methods for determining probability of gestational diabetes. The second patent family includes two issued U.S. patents, two foreign patents granted in Japan and Russia, one pending U.S. patent application and 10 pending foreign patent applications in the EPO, Canada, Australia, Japan, Hong Kong, Brazil, India, China, Israel and South Korea. The granted patents and pending patent applications, if issued, are expected to expire in 2036, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own pending patent applications directed to other indications. One patent family relates to determining probability for preeclampsia in a pregnant female, and includes patent applications pending in the U.S., the EPO, Australia and Canada. The pending patent applications, if issued, are expected to expire in 2034, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. A second patent family relates to determining probability for preterm birth associated with preterm premature rupture of membranes in a pregnant female. It includes patent applications pending in the U.S., the EPO, Canada, Australia, Japan, Russia, China and Israel. The pending patent applications, if issued, are expected to expire in 2037, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. A third patent family relates to determining the estimated due date for a pregnant female, and includes patent applications pending in the U.S., the EPO, Canada and Australia. The pending patent applications, if issued, are expected to expire in 2038, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. A fourth patent family relates to determining a pregnant female’s risk of developing placental dysfunction. It includes one international patent application under the PCT and one U.S. provisional application. The pending patent applications, if issued, are expected to expire in 2039 and 2041, without taking into account any possible patent term adjustment or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. Please see “Risk Factors — Risks Related to Our Intellectual Property” for additional information on the risks associated with our intellectual property strategy and portfolio.
We continually assess and refine our intellectual property strategy in order to fortify our position, and file additional patent applications when our intellectual property strategy warrants such filings. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective. Our ability to stop third parties from making, using, selling, offering to sell, importing or otherwise commercializing any of our patented inventions, either directly or indirectly, will depend in part on our success in obtaining, defending and enforcing patent claims that cover our technology, inventions, and improvements. With respect to our intellectual property, we cannot provide any assurance that any of our current or future patent applications will result in the issuance of patents in any particular jurisdiction, or that any of our current or future issued patents will effectively protect any of our tests or technology from infringement or prevent others from commercializing infringing tests or technology. Even if our pending patent applications are granted as issued patents, those patents may be challenged, circumvented or invalidated by third parties. Consequently, we may not obtain or maintain adequate patent protection for any of our tests or technology.
In addition to our reliance on patent protection for our inventions, tests and technology, we also rely on trade secrets, know-how, confidentiality agreements and continuing technological innovation to develop and maintain our competitive position. For example, some elements of manufacturing processes, analytics techniques and processes, as well as computational-biological algorithms, and related processes and software, are based on unpatented trade secrets and know-how that are not publicly disclosed. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors and consultants, these agreements may be breached and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. As a result, we may not be able to meaningfully protect our trade secrets. For further discussion of the risks relating to intellectual property, see the section titled “Risk factors — Risks Related to our Intellectual Property.”
Government Regulation
Federal and State Regulations Related to Clinical Laboratories
Clinical Laboratory Improvement Amendments of 1988
As a clinical laboratory, we are required to hold certain federal certifications under CLIA to conduct our business. Our clinical laboratory facility located in Salt Lake City, Utah holds a CLIA Certificate of Accreditation.
We are also accredited by the CLIA to CAP. The Centers for Medicare & Medicaid Services, or CMS, has deemed CAP standards to be equally or more stringent than CLIA regulations, and CAP is authorized to inspect the laboratories that it accredits on CMS’ behalf.
Under CLIA, a laboratory is any facility that performs laboratory testing on specimens derived from human beings for the purpose of providing information for the diagnosis, prevention, or treatment of disease or the impairment or assessment of health. CLIA requires that such laboratories obtain certification from the federal government and maintain compliance with various operational, personnel qualification, facilities administration, quality control and assurance, and proficiency testing requirements intended to ensure the accuracy, reliability, and timeliness of patient test results. CMS, part of the U.S. Department of Health and Human Services, or HHS, administers the CLIA certification program. CLIA certification is also necessary to bill state and federal health care programs, as well as many private insurers, for laboratory testing services.
CLIA requires that we hold a certificate that specifies the categories of testing we perform and that we comply with certain standards applicable to such tests. In addition, CLIA specifies certain testing categories requiring periodic proficiency testing, and certified laboratories performing these tests must enroll in an approved proficiency testing program.
In addition, as a condition of CLIA certification, our laboratory is subject to survey and inspection every other year, as well as random inspections. These biannual surveys are typically conducted by CAP because we hold a CLIA Certificate of Accreditation.
Laboratories like ours that perform high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. A high-complexity CLIA-certified laboratory may develop, validate, and use proprietary tests referred to as laboratory developed tests, or LDTs. All of our current products are LDTs (as discussed further below under “Federal Oversight of Laboratory Developed Tests”). CLIA requires laboratories to demonstrate the analytical validity of any LDT used in clinical testing.
If our laboratory is determined to be out of compliance with CLIA requirements at any inspection or otherwise, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, a directed plan of correction, on-site monitoring, civil monetary penalties, civil injunctive suits, criminal penalties, among other potential penalties, as well as significant adverse publicity, all of which may have a materially adverse impact on our business.
State Regulation of Clinical Laboratories
CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements.

Our laboratory is located in Salt Lake City, Utah. Utah requires that laboratories located in this state hold a CLIA certificate (which we do), as well as approval by the Utah Department of Health, or UT DOH, to operate a laboratory. In addition to meeting CLIA requirements and holding a valid CLIA certificate, Utah requires that our laboratory timely notify the UT DOH of certain changes and demonstrate successful performance of proficiency testing in an approved proficiency testing program or approved alternative testing program. If our clinical laboratory is out of compliance with these standards, the UT DOH may revoke our approval to perform testing or potentially impose other remedial measures, any of which could materially affect our business. We maintain an approval in good standing with the UT DOH.
Additionally, several states require the licensure of out-of-state laboratories that accept specimens from those states and/or receive specimens from laboratories in those states. For example, in New York, our PreTRM test must be approved by the New York State Department of Health before it is offered in New York. As part of this process, the State of New York requires validation of our tests. New York State requires additional regulatory approvals for laboratories producing clinical results through the oversight of the NYS-CLEP program. Our laboratory is licensed by the appropriate state agencies in the states in which it operates, if such licensure is required. In particular, our laboratory holds state licenses or permits from and is subject to inspection by California, New York, Maryland, Pennsylvania and Rhode Island.
If a laboratory is out of compliance with state laws or regulations governing licensed laboratories, penalties may include suspension, limitation or revocation of the license, assessment of financial penalties or fines, or imprisonment. Loss of a laboratory’s state license may also result in the inability to receive payments from state and federal health care programs as well as private insurers, all of which may have a materially adverse impact on our business.
Other states beyond those from which our laboratory currently holds licenses may adopt licensure requirements in the future, which could require us to modify, delay or discontinue our operations in such jurisdictions. If we identify any other state with such requirements or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how to comply with such requirements.
Regulation of Clinical Trials
We have conducted and are currently conducting a variety of studies for the PreTRM test and our other tests in development that involve clinical investigators at multiple sites in the U.S. We may need to conduct additional studies for the PreTRM test, as well as other tests we may offer in the future, to drive test adoption in the marketplace and reimbursement. Should we not be able to perform these studies, or should their results not provide clinically meaningful data and value for clinicians, adoption of our tests could be impaired and we may not be able to obtain reimbursement for them.
The conduct of clinical trials is also subject to extensive federal and institutional regulations, which regulations are intended to assure that the data and reported results are credible and accurate, and that the rights, safety, and welfare of study participants are protected. Most studies involving human participants must be reviewed and approved by, and conducted under the auspices of, a duly-constituted institutional review board, or IRB, which is a multi-disciplinary committee responsible for reviewing and evaluating the risks and benefits of a clinical trial for participating subjects and monitoring the trial on an ongoing basis. Companies sponsoring the clinical trials and investigators also must comply with, as applicable, regulations, guidelines and IRB requirements for obtaining informed consent from the study subjects, following the protocol and investigational plan, adequately monitoring the clinical trial, and timely reporting of adverse events. We believe our clinical trials conducted to date have met applicable regulatory requirements. The sponsoring company or the IRB may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. In addition, studies involving human participants often require significant time and cash resources to complete and are subject to a high degree of risk, including risks of experiencing delays, failing to complete the trial or obtaining unexpected or negative results.
The International Committee of Medical Journal Editors, or ICMJE, requires trial registration as a condition of the publication of research results generated by a clinical trial. To fulfill this obligation organizations and individuals can provide the information required by ICMJE either to ClinicalTrials.gov, which is maintained by the U.S. National Institutes of Health, or to a World Health Organization registry. In accordance with this publication policy to ensure that our investigators can publish their findings, and to further our participant enrollment activities for various studies, we register all of the clinical trials that we sponsor with ClinicalTrials.gov.
Federal Oversight of Laboratory Developed Tests
Our first commercial product, the PreTRM test, is an LDT that we process in our single CLIA-certified central laboratory. Although the Food and Drug Administration, or FDA, has asserted that it has authority to regulate LDTs, it has historically exercised enforcement discretion and is not otherwise regulating most tests developed, manufactured and performed within a single high-complexity CLIA-certified laboratory. Any changes in FDA’s approach to regulation of LDTs generally, or its approach to regulating the PreTRM test specifically, could adversely impact our business.
FDA Oversight of LDTs
While clinical laboratory tests are regulated under CLIA, which is administered by CMS, as well as by applicable state laws, the FDA separately has jurisdiction over medical devices pursuant to its authority under the Food, Drug, and Cosmetic Act, or FD&C Act. In vitro diagnostic devices, or IVDs, intended for clinical purposes are a type of medical device under the FD&C Act and thus fall within the FDA’s jurisdiction, and the agency applies its authority under the FD&C Act to those IVDs and test kits that are manufactured, packaged, and distributed in interstate commerce. LDTs are considered to be a subset of IVDs that are designed, manufactured, and used within a single laboratory. The FDA regulates, among other matters, the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, marketing and promotion and sales and distribution of medical devices, including IVDs, in the U.S. to ensure that such products on the domestic market are safe and effective for their intended uses. In addition, the FDA regulates the import and export of medical devices. Many of the instruments, reagents, kits or other consumable products used within our laboratory are regulated as medical devices and therefore must comply with FDA quality system regulations and certain other device requirements. We have policies and procedures in place to ensure that we source such materials from suppliers that are in compliance with any applicable medical device regulatory requirements.
Although the FDA has statutory authority to ensure that medical devices, including IVDs, are safe and effective for their intended uses, the FDA has historically exercised its enforcement discretion and not enforced applicable provisions of the FD&C Act and regulations with respect to LDTs. Despite its exercise of enforcement discretion, for the last decade there have been proposals to modify how LDTs may be brought into a harmonized paradigm for oversight by the FDA and CMS. For example, in July 2010, the FDA held a two-day public meeting to obtain input on how to apply its authority to implement a reasonable, risk-based, and effective regulatory framework for LDTs. The agency later issued draft guidance and a 2017 Discussion Paper to allow for further public discussion about an appropriate LDT oversight approach and to give congressional committees the opportunity to develop a legislative solution.
Since 2017, Congress has been working on legislation to create an LDT and IVD regulatory framework that would be separate and distinct from the existing medical device regulatory framework. In August 2018, the FDA recommended changes to draft legislation that had been released by Congress in 2017, which, if made law, would give the agency the authority to revoke approval, request raw data, and take corrective action against test developers. Legislators subsequently provided opportunities for additional stakeholders to provide input on the proposed reform legislation. In March 2020, a bipartisan group of members from both chambers of Congress formally introduced the Verifying Accurate, Leading-edge IVCT Development, or VALID Act, which would codify the term “in vitro clinical test”, or IVCT, and create a new medical product category for IVCTs separate from medical devices that includes products currently regulated as IVDs as well as LDTs, among other provisions. The VALID Act would also create a new system for laboratories to use to submit their tests electronically to the FDA for approval, which is aimed at reducing the amount of time it takes for the agency to approve such tests, and establish a new program to expedite the development of diagnostic tests that can be used to address a current unmet need for patients.
The future of the VALID Act is unclear. If the FDA decides to enforce regulation of all LDTs and undertakes notice-and-comment rulemaking to do so, or if the VALID Act or other legislation is passed, in either case reforming the federal government’s current oversight and regulation of LDTs, we may likely become subject to increased regulatory burdens such as registration and listing requirements, adverse event reporting requirements, and quality control requirements.
Most recently, HHS published a policy announcement in August 2020 stating that FDA must go through a notice-and-comment rulemaking process before requiring premarket review of LDTs as medical devices, rather than making such a change through guidance documents, compliance manuals, or other informal policy statements. Although the ultimate impact of HHS’s policy statement on the FDA’s plans for regulating LDTs and its current thinking relating to this category of diagnostic testing products is unclear, the August 2020 announcement appears to confirm that laboratories may commercialize LDTs for clinical use without submitting such tests for FDA premarket review and marketing authorization under the medical device regulatory framework. HHS’s policy statement does not affect proposed legislation for the regulation of LDTs, such as the VALID Act described above. It is also unclear whether the Biden Administration, which assumed control of the executive branch on January 20, 2021, will take the same position as the former administration or seek to revoke or revise the HHS policy announcement from August 2020.
Future legislation or formal FDA regulatory framework affecting LDTs may have premarket application requirements prohibiting commercialization without FDA authorization and controls regarding modification to the tests that may require further FDA submissions. The process would likely be costly and time-consuming. We cannot be sure that the PreTRM test, or any new tests that we may develop or new uses for our products that we develop will be cleared or approved by the FDA in a timely or cost-effective manner, if cleared or approved at all. Even if such tests are cleared or approved, the products may not be cleared or approved for all indications. This could significantly limit the market for that product and may adversely affect our business.
If the FDA were to disagree with our conclusion that the PreTRM test falls within the scope of the agency’s LDT definition and that the PreTRM test is thus subject to FDA’s medical device authorities and implementing regulations, the agency could require that we obtain premarket approval or another type of device premarket authorization in order for us to commercialize the PreTRM test. As part of this process, we may also be required to conduct additional clinical testing before applying for commercial marketing authorization. Clinical trials must be conducted in compliance with FDA regulations in order to support a marketing submission to the agency for a regulated product, or the FDA may take certain enforcement actions or reject the data. Performing additional, new clinical studies and trials in order to obtain product approval from the FDA, if necessary, would take a significant amount of time and would substantially delay our ability to commercialize the PreTRM test, all of which would adversely impact our business.
Advertising of Laboratory Services and LDTs
Our advertising for laboratory services and tests is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission, or FTC, as well as certain state laws.
Under the Federal Trade Commission Act, or FTC Act, the FTC is empowered, among other things, to (i) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (ii) seek monetary penalties and other relief for conduct injurious to consumers; and (iii) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market services or products in the future, or criminal prosecution.
Data Privacy and Security Laws
We believe that we have taken the steps required of us to comply with both federal and state health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws. However, existing laws regulating such matters continue to evolve, including through amendments, new interpretations and guidance, and, around the world, lawmakers continue to propose new laws regulating privacy and data security, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business.
Federal Privacy and Security Laws
The Health Insurance Portability and Accountability Act of 1996, or HIPAA, established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, health care clearing houses, and health care providers that conduct certain health care transactions electronically (Covered Entities), as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information. Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the health care system and the standardization of certain health care transactions. The privacy regulations protect medical records and other protected health information by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures.
In 2009, Congress enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act. or HITECH provisions of the American Recovery and Reinvestment Act of 2009. HITECH amended HIPAA and, among other things, expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates. Regulations implementing major provisions of HITECH were finalized on January 25, 2013 through publication of the HIPAA Omnibus Rule. The Omnibus Rule contained significant changes for Covered Entities and Business Associates with respect to permitted uses and disclosures of Protected Health Information.
Under HITECH’s breach notification requirements, Covered Entities must report breaches of protected health information that has not been encrypted or otherwise secured in accordance with guidance from the Secretary of HHS, or the Secretary. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits. We are currently subject to the HIPAA regulations as a Covered Entity and maintain an active compliance program. We are subject to audit under the HHS’ HITECH-mandated audit program. We may also be investigated in connection with a privacy or data security complaint.
There are significant civil and criminal fines and other penalties that may be imposed for violating HIPAA. These fines are adjusted for inflation each year. A Covered Entity or business associate is liable for civil monetary penalties for a violation that is based on an act or omission of any of its agents, including a downstream business associate, as determined according to the federal common law of agency. Penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly depending on the failure and include civil monetary penalties. A single breach incident can violate multiple requirements. Additionally, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalties, which increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. Proposed Modifications to the HIPAA Privacy Rule are currently out for public comment for until May 6, 2021, and that there may be legislative changes in the regulatory requirements that result.
Further, submission of electronic health care claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH could result in delayed or denied payments. Any non-compliance with HIPAA and HITECH, and related penalties, could adversely impact our business.
State Privacy and Security Laws
In addition to federal enforcement, Covered Entities are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. Moreover, the HIPAA privacy, security, and breach notification regulations do not supersede state laws that are more stringent or provide individuals with greater privacy and security rights or greater access to their records.
The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely and new privacy and security laws in this area are evolving. For example, several states, such as California, have implemented comprehensive privacy laws and regulations. The California Confidentiality of Medical Information Act imposes restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused.
California also recently adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA establishes a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches.
The regulations issued under the CCPA have been modified several times. Additionally, a new privacy law, the California Privacy Rights Act, or CPRA, was approved by California voters in the election on November 3, 2020. The CPRA will modify the CCPA significantly, potentially resulting in further uncertainty, additional costs and expenses stemming from efforts to comply, and additional potential for harm and liability for failure to comply. Other states in the U.S. are considering privacy laws similar to the CCPA. In February 2021, the Virginia legislature became the second to enact a state-specific law called the Consumer Data Protection Act, or CDPA, which includes key differences from California’s law, further complicating compliance by industry and other stakeholders.
Other Federal and State Health Care Laws
A variety of state and federal laws prohibit fraud and abuse involving private insurers (as well as state and federal health care programs). These laws are interpreted broadly and enforced aggressively by various state and federal agencies, including CMS, the Department of Justice, or DOJ, the Office of Inspector General for the Department of Health and Human Services, or OIG, and various state agencies.
Although the Company does not currently submit claims to federal or state health care programs or other third-party payers, it may do so in the future and thus seeks to conduct its business in compliance with all federal and state fraud and abuse laws, regardless of the payer(s) covered by those laws. The Company is unable, however, to predict how these laws will be applied in the future or whether its arrangements will be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws may result in a range of penalties, including but not limited to significant criminal and civil fines and penalties, and loss of licensure. Any such penalties would adversely affect the Company’s business.
Anti-Kickback Statute
The Anti-Kickback Statute, or AKS, prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. “Remuneration” is broadly defined to include anything of value, which can include (but is not limited to) cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies or equipment. A person or entity does not need to have actual knowledge of the federal AKS or specific intent to violate it or to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act, or FCA.
Some states have their own AKS provisions that apply to claims submitted to private insurers. These statutes also typically have their own safe harbor provisions or they may cross-reference the AKS safe harbors.

From time to time, the OIG has issued Special Fraud Alerts describing the agency’s view of how certain arrangements between laboratories and referring physicians implicate and potentially violate the AKS. For example, the OIG issued such Alerts in December 1994 and June 2014, and an Alert related to speaker programs issued in November 2020 also applies to the business of laboratories. These Special Fraud Alerts do not have the force of law, but do provide insight into the agency’s potential enforcement priorities and its interpretation of the AKS as it relates to laboratories’ business practices. Similarly, state enforcement agencies may issue opinion letters that describe their interpretation of how the state AKS applies to certain arrangements, and also provide insight into that agency’s enforcement priorities.
The penalties for violating federal or state AKS provisions can be severe. Possible sanctions include criminal and civil penalties (including penalties under the FCA or a state law equivalent), imprisonment and possible exclusion from state or federal health care programs.
Physician Self-Referral Prohibitions
Subject to certain exceptions, the federal ban on physician self-referrals (referred to as the Stark Law) is a civil statute that prohibits physicians from referring Medicare and Medicaid patients to an entity providing certain designated health services, which include laboratory services, if the physician or his/her immediate family member has any financial relationship with the entity. Many states also have their own self-referral bans, which may extend to all self-referrals regardless of the payer, unless an exception applies.
Potential penalties for Stark Law violations include the return of funds received for all prohibited referrals, fines, civil monetary penalties (including penalties under the FCA or state law equivalents), and possible exclusion from state or federal health care programs.
On December 2, 2020, CMS published further modifications to the federal Stark Law. Among other things, CMS added exceptions for certain coordinated care and value-based arrangements among clinicians, providers, and others, which have varying degrees of applicability to laboratories. This final rule (with exceptions) became effective January 19, 2021. We continue to evaluate what effect, if any, the rule will have on our business.
Eliminating Kickbacks in Recovery Act
In October 2018, Congress enacted the Eliminating Kickbacks in Recovery Act of 2018, or EKRA, as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act, or SUPPORT Act. EKRA is an all-payer anti-kickback law that criminalizes paying any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory.
Although it appears that EKRA was intended to reach patient brokering and similar arrangements in the context of substance use recovery and treatment, the language in EKRA is broad. For example, as written, EKRA prohibits the payment of incentive compensation to sales employees, whereas such payments are expressly protected under the AKS and its safe harbors (and this practice is common in the industry). And most of the safe harbors available under the AKS are not reiterated under the EKRA’s exceptions. Therefore, compliance with an AKS safe harbor does not guarantee protection under the EKRA. EKRA thus potentially expands the universe of arrangements that could be subject to enforcement under federal fraud and abuse laws, as well as substantial penalties.
EKRA does permit the DOJ to issue regulations clarifying or expanding the statute’s exceptions, but such regulations have not yet been issued. Because, moreover, EKRA is a new law, there is little guidance to indicate how and to what extent it will be applied and enforced by government agencies. The relationships between laboratories and physicians, sales representatives, hospitals, and customers may be subject to scrutiny under this statute. If imposed for any reason, sanctions under the EKRA could have a negative effect on our business.
False Claims Act
The FCA imposes civil liability on any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government, claims for payment that are false or fraudulent;

knowingly making, using or causing to be made or used, a false statement of record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as “reverse false claims”). Under the reverse false claims provision, improperly retained overpayments must be repaid within 60 days of identification unless a favorable decision is obtained on appeal. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.
Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim civil penalties, as well as possible exclusion from federal health care programs.
Various states have enacted similar laws modeled after the FCA that apply to items and services reimbursed under Medicaid and other state health care programs, and, in several states, such laws apply to claims submitted to any payer, including private insurers.
There is also a federal criminal false claims statute that prohibits, in pertinent part, the making or presentation of a false claim, knowing such claim to be false, to any person or officer in the civil, military, or naval service or any department or agency thereof.
Health Care Fraud and False Statements
The federal health care fraud statute criminalizes knowingly and willfully defrauding a health care benefit program, including private insurers. A violation of this statute may result in fines, imprisonment, or exclusion from government health care programs. The false statements statute prohibits knowingly and willfully falsifying, concealing, or covering up a material fact or making a materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for health care benefits, items, or services. A violation of this statute may result in fines or imprisonment.
Civil Monetary Penalties Law
The federal Civil Monetary Penalties Law, or CMP Law, prohibits, among other things, (1) the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The penalties for violating the CMP Law include exclusion, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense.
Physician Payments Sunshine Act
The federal Physician Payments Sunshine Act imposes reporting requirements on manufacturers of certain devices, drugs and biologics reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program, or CHIP, for certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals and certain advanced non-physician health care practitioners, as well as ownership and investment interests held by physicians and their immediate family members. The reporting program (known as the Open Payments program) is administered by CMS.
Because we develop our LDTs solely for use by or within our own laboratory and we do not currently receive reimbursement from Medicare, Medicaid, or CHIP, we believe we are exempt from these reporting requirements. We could, however, become subject to such reporting requirements under the terms of current CMS regulations, if (i) we begin submitting claims for reimbursement for our tests to Medicare, Medicaid, or CHIP; and (ii) the FDA requires us to obtain premarket clearance or approval for our tests as medical devices or Congress enacts legislative reforms to the federal oversight of LDTs to subject them to FDA regulation and/or the reporting requirements of the Sunshine Act.

Other Potentially Applicable State Laws
We are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payer. Many U.S. states have adopted laws similar to the AKS and FCA, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payers, including private insurers. Such laws include fee-splitting restrictions, insurance fraud laws, anti-markup laws, prohibitions on waiving coinsurance, copayments, deductibles and other amounts owed by patients, and prohibitions on the provision of tests at no or discounted cost to induce physician adoption. Other potentially applicable state laws include direct billing requirements and prohibitions on the corporate practice of medicine. Many of our agreements may be subject to such laws. There are ambiguities as to what is required to comply with these state requirements, and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Reimbursement and Billing
Coverage and Reimbursement
In the United States and markets in other countries, patients generally rely on third-party payers to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers is critical to new product acceptance. Our ability to successfully commercialize our products will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and private payers is essential for most patients to be able to afford treatments. Sales of these or other diagnostic testing that we may develop will depend substantially, both domestically and abroad, on the extent to which the costs of our tests will be paid by health maintenance, managed care, and similar healthcare management organizations, or reimbursed by government healthcare programs, private health coverage insurers and other third-party payers. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully continue to commercialize our tests. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.
Factors payers consider in determining reimbursement are based on whether the product is:
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a covered benefit under its health plan;

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safe, effective and medically necessary;

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appropriate for the specific patient;

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cost-effective; and

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neither experimental nor investigational.

In addition, market-based changes have affected and will continue to affect the clinical laboratory business. Reimbursement from private insurers for diagnostic testing may shift away from traditional, fee-for-service models to alternatives, including value-based, bundled, and other risk-sharing payment models.
The growth of the managed care sector and consolidation of managed care organizations, or MCOs may also present various challenges and opportunities to us and other clinical laboratories. For example, MCOs have different contracting philosophies. Some MCOs contract with a limited number of clinical laboratories and engage in direct negotiation of rates, while others adopt broader networks with more uniform fee structures for participating clinical laboratories, and still others use capitation rates to fix the cost of laboratory testing services for enrollees. Our revenues may vary depending on the MCOs with which we enter contracts, if we decide to enter such contracts.

In addition to the potential reductions in test reimbursement, the Company may also see a decline or change in test volumes as a result of increased controls over the utilization of laboratory services by third-party payers, particularly MCOs. For example, MCOs have implemented, either directly or through third parties, various types of laboratory benefit management programs, which may include lab networks, utilization management tools (such as prior authorization and/or prior notification), and claims edits, which impact coverage and reimbursement of clinical laboratory tests. Some of these programs address clinical laboratory testing broadly, while others are focused on certain types of testing.
Despite the potentially negative market changes related to reimbursement, several factors may positively impact test volume, including the expansion of managed care and private insurance exchanges. In addition, continued innovation in laboratory medicine will continue to foster greater appreciation of the value of women’s health diagnostics. Additional factors that may lead to future volume growth include an increase in the number and types of tests that are readily available (due to advances in technology and increased cost efficiencies).
The Protecting Access to Medicare Act of 2014
Reimbursement and billing for diagnostic services is highly complex. Laboratories must bill various payers, including private insurers and MCOs. While we do not currently bill state or federal health care programs for our testing, we expect to do so in the future. Submitting claims to various payers is complicated because each payer may have different billing requirements. Additionally, the audit requirements laboratories must meet to ensure compliance with applicable laws and regulations, as well as internal compliance policies and procedures, add further complexity to the billing process.
In April 2014, Congress passed the Protecting Access to Medicare Act of 2014, or PAMA, which substantially changed the way in which clinical laboratory services are paid under Medicare’s Clinical Laboratory Fee Schedule, or CLFS. While PAMA directly affects Medicare reimbursement for laboratory testing, and we do not currently bill Medicare for our tests, PAMA has an indirect effect on rates paid by private insurers, which we currently only bill for performance of the ongoing PRIME study. Although we do not believe we are currently subject to PAMA’s requirements, we may be in the future.
PAMA took effect on January 1, 2018 and requires certain clinical laboratories to report to CMS private insurer payment rates and volumes for their tests. CMS then takes the weighted-median of payments made by private insurers for these tests to set reimbursement under the CLFS for qualifying tests, subject to certain phase-in limits. Laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties.
CMS’s methodology under PAMA (as well as the willingness of private insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders private insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. The reduction of reimbursement under the CLFS also affects rates paid by private insurers because those insurers often set their pricing for laboratory testing as a percentage of the amount set on the CLFS.
Given the many uncertainties built into PAMA’s price-setting process, we cannot predict how payments we receive from private insurers (or possibly from Medicare in the future), and thus our revenue, may change from year to year.
Health Care Reform and Legislation
We likewise cannot predict whether or when Congress or state legislatures may take steps to regulate or change pricing of laboratory testing, and thus affect the reimbursement we receive as well as the Company’s revenue. Examples of such initiatives might include changes to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, steps to address surprise billing, and increased price transparency, as well as administrative requirements that may continue to affect coverage, reimbursement, and utilization of laboratory services in ways that are currently unpredictable.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Some of the provisions of the ACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, includes a provision that decreased the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate,” to $0, effective January 1, 2019. On December 14, 2018, a federal district court in Texas ruled the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional, and remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments on November 10, 2020. Pending a decision, the ACA remains in effect, but it is unclear at this time what effect these developments will have on the status of the ACA.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Proposed legislation, if passed, would extend this suspension until the end of the pandemic.
Other Applicable Environmental, Health, And Safety Regulations
We are subject to numerous federal, state and local environmental, health and safety, or EHS, laws and regulations relating to, among other matters, safe working conditions, environmental protection, and handling or disposition of products, including those governing the generation, storage, handling, use, transportation, release, and disposal of hazardous or potentially hazardous materials, medical waste, and infectious materials.
Some of these laws and regulations also require us to obtain licenses or permits to conduct our operations. If we fail to comply with such laws or obtain and comply with the applicable permits, we could face substantial fines or possible revocation of our permits or limitations on our ability to conduct our operations.
Certain of our development activities involve use of hazardous materials, and we believe we are in compliance with the applicable environmental laws, regulations, permits, and licenses. However, we cannot ensure that EHS liabilities will not develop in the future. EHS laws and regulations are complex, change frequently and have tended to become more stringent over time.
Although the costs to comply with applicable laws and regulations, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.
Human Capital
As of March 22, 2021, we had 59 full-time and three part-time employees. Among our staff, three persons hold M.D.s, five hold Ph.D.s and 44 hold a master’s or a bachelor’s degree in their respective disciplines. Our headquarters are located in Salt Lake City, Utah. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
Talent Acquisition and Retention
We recognize that our employees largely contribute to our success. To this end, we support business growth by seeking to attract and retain best-in-class talent. We use internal and external resources to recruit highly skilled candidates for open positions. We believe that we are able to attract and retain superior talent as measured by our minimal turnover rate and high employee service tenure of 3.7 years per employee.
Total Rewards
Our total rewards philosophy has been to create investment in our workforce by offering a competitive compensation and benefits package. We provide employees with compensation packages that include base salary, annual incentive bonuses and long-term equity incentive awards. We also offer comprehensive employee benefits, such as life, disability and health insurance, health savings and flexible spending accounts, paid time off, and a 401(k) plan. It is our express intent to be an employer of choice in our industry by providing a market-competitive compensation and benefits package.
Health, Safety and Wellness
We have always invested, and will continue to invest, in the health, safety, and wellness of our employees. We provide our employees with access to a variety of innovative, flexible, and convenient health and wellness programs. Program benefits are intended to provide protection and security, so employees can have peace of mind concerning events that may require time away from work or that may impact their financial well-being.
Our investments and the prioritization of employee health, safety, and wellness took on particular significance in 2020 in light of the COVID-19 pandemic. To protect and support our team members, we implemented health and safety measures that included maximizing personal workspaces, altering work schedules and performing asymptomatic COVID-19 testing regularly for employees who work on site. To aid in containing the spread of COVID-19, we have implemented remote-work options and have limited employee travel. We continue to monitor this rapidly evolving situation and will continue to seek programs to educate and assist employees whenever possible.
Diversity, Equity, and Inclusion
We believe a diverse workforce is critical to our success. Our mission is to value differences in races, ethnicities, religions, nationalities, genders, ages and sexual orientations, as well as education, skill sets and experience. We are focused on inclusive hiring practices, fair and equitable treatment, organizational flexibility and training and resources.
Training and Development
We believe in encouraging employees in becoming lifelong learners by providing ongoing learning and leadership training opportunities. While we strive to provide real-time recognition of employee performance, we have a formal annual review process not only to determine pay and equity adjustments tied to individual contributions, but to identify areas where training and development may be needed.
Facilities
Our corporate headquarters and facilities are located in Salt Lake City, Utah. We currently lease a total of approximately 21,800 square feet of building space in Salt Lake City dedicated to research and development, administration and our CLIA-certified laboratory. The lease on our existing Salt Lake City facility expires on December 31, 2022 and we have an option to renew the lease for one additional five-year rental period.
Legal Proceedings
From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table provides information regarding our executive officers and directors as of March 1, 2021:
Name	Age	Position
Executive Officers:
Gregory C. Critchfield, M.D., M.S.	69	Chairman, President and Chief Executive Officer
Jay Moyes	67	Chief Financial Officer
John J. Boniface, Ph.D.	59	Chief Scientific Officer
Douglas Fisher, M.D.	45	Chief Business Officer
John Peltier, Ph.D.	58	Senior Vice President of Lab Operations
Thomas Garite	76	Vice President, Clinical Sciences
Nadia Altomare	51	Chief Commercial Officer
Nichole L. Martin	43	Vice President of Quality/Regulatory and HIPAA Privacy Officer
Benjamin G. Jackson	42	General Counsel
Non-Employee Directors:
Dennis Farrar	83	Director
Joshua Phillips	54	Director
Mansoor Raza Mirza, M.D.	59	Director
Ryan Trimble	69	Director
Kim Kamdar, Ph.D.	53	Director
Michael F. Minahan	61	Director
Elizabeth Canis	50	Director
Marcus Wilson, Pharm.D.	58	Director
Charles D. Kennedy, M.D.	58	Director
Joseph Siletto	52	Director
Executive Officers
Gregory C. Critchfield, M.D., M.S. has served as our Chairman, President and Chief Executive Officer since November 2011. Dr. Critchfield brings decades of experience in the diagnostics industry, including a proven track record of successfully launching diagnostics products and significantly growing revenues for leading diagnostics companies. Previously, Dr. Critchfield was President of Myriad Genetics Laboratories, a wholly-owned subsidiary of Myriad Genetics, Inc., a molecular diagnostics company, from 1998-2010. Under his leadership, Myriad launched seven novel molecular diagnostic products across a variety of technology platforms and increased annual revenues from $2.2 million to $326.5 million. Prior to Dr. Critchfield’s role at Myriad, he served as Senior Vice President, Chief Medical and Science Officer of Quest Diagnostics (formerly Corning Clinical Laboratories). Prior to Quest Diagnostics, Dr. Critchfield was the Director of Clinical Pathology at Intermountain Health Care. Dr. Critchfield has served on the boards of Saladax Biomedical Inc., BioTrove Inc., Biocius Life Sciences, Inc., Integrated Diagnostics, Inc., Nodality, Inc., Metamark Genetics, Inc., Lantos Technologies and Condor Therapeutics, Inc., and currently serves as a director of Epic Sciences. He also served as both as a reviewer and an NIH Study Section Chair for biomedical computing grants over a period of time encompassing fifteen years. He holds a B.S. in Microbiology from Brigham Young University, an M.S. in Biophysical Sciences from the University of Minnesota and an M.D. from the University of Utah College of Medicine. We believe that Dr. Critchfield’s perspective and experience as our President and Chief Executive Officer, as well as his depth of experience in the diagnostics industry, provide him with the qualifications and skills to serve on our board of directors.
Jay Moyes has served as our Chief Financial Officer since March 2020. Mr. Moyes has been a member of the board of directors of Achieve Life Sciences, Inc., a public specialty pharmaceutical company, since

August 2017. He has been a member of the board of directors of Puma Biotechnology, Inc., a public biotherapeutics company focused on oncology, since April, 2012. He has been a member of the board of directors of Biocardia, Inc., a publicly held cardiovascular regenerative medicine company, since January 2011. Mr. Moyes served as a member of the board of directors of Predictive Technology Group, Inc., a public molecular diagnostics and regenerative medicine company, from February 2019 to December 2019. Mr. Moyes was a director of Integrated Diagnostics, Inc., a privately held molecular diagnostics company from March 2011 to November 2016. Mr. Moyes was a member of the board of directors of Osiris Therapeutics, Inc., a public bio-surgery company, from May 2006 until December 2017 and Amedica Corporation, a public orthopedic implant company, from November 2012 to August 2014. He served as Chief Financial Officer of Amedica from October 2013 to August 2014, where he was responsible for developing and executing the company’s financial strategy. From May 2008 through July 2009, Mr. Moyes served as the Chief Financial Officer of XDx, Inc. (now CareDx, Inc.), a privately held molecular diagnostics company. In that role, he orchestrated the company’s right-sizing strategy. Prior to that, Mr. Moyes served as the Chief Financial Officer of Myriad Genetics, Inc., a public healthcare diagnostics company, from June 1996 until November 2007, and as its Vice President of Finance from July 1993 until May 1996, where he led the financial team as it transitioned from a small private company to a publicly held enterprise. From 1991 to 1993, Mr. Moyes served as Vice President of Finance and Chief Financial Officer of Genmark, Inc., a privately held genetics company. In that role he established the company’s financial infrastructure. Mr. Moyes held various positions with the accounting firm of KPMG LLP from 1979 through 1991, most recently as a Senior Manager. At KPMG LLP, he was primarily responsible for conducting financial audits of high-tech and biotech clients. Mr. Moyes also served as a member of the Board of Trustees of the Utah Life Science Association from 1999 through 2006. He holds an M.B.A. from the University of Utah, a B.A. in economics from Weber State University, and is formerly a Certified Public Accountant.
John J. Boniface, Ph.D. has served as our Chief Scientific Officer since November 2011. Prior to that, Dr. Boniface briefly served as our Vice President of Research from September 2011 to November 2011. In his role as Chief Scientific Officer, Dr. Boniface is involved with our product development. Dr. Boniface previously served as scientist and program director for multiple biotechnology companies focused on protein discovery and small molecule and immunotherapeutic drug development, including Myrexis, Myriad Genetics, Prolexys Pharmaceuticals and Eos Biotechnology. Dr. Boniface holds a Ph.D. in Biochemistry from Albany Medical College and a B.S. in Biochemistry from the University of Massachusetts, Amherst. Dr. Boniface was a post-doctoral scholar in the laboratory of Dr. Mark Davis, Department of Microbiology and Immunology, Stanford University School of Medicine.
Douglas Fisher, M.D. has served as our Chief Business Officer since January 2015. In his role as Chief Business Officer, Dr. Fisher manages our business and strategy development. Dr. Fisher served as a member of our board of directors from November 2011 to January of 2015. In addition to his employment with our company, Dr. Fisher is also an Executive in Residence at InterWest Partners LLC, a venture capital firm and our affiliate. Prior to joining InterWest, Dr. Fisher served as Vice President of New Leaf Venture Partners LLC, a private equity and venture capital firm. Prior to joining New Leaf, Dr. Fisher was a project leader with The Boston Consulting Group, Inc., a global management consulting firm. Dr. Fisher currently serves on the board of private companies Boston Microfluidics, Inc., Gynesonics, Inc., Indi Molecular, Inc, Imagine Scientific, Inc. and Lycera, Inc. and public companies Precipio Diagnostics and Obalon Therapeutics, Inc. Dr. Fisher holds an A.B. and a B.S. from Stanford University, an M.D. from the University of Pennsylvania School of Medicine and an M.B.A. from The Wharton School of the University of Pennsylvania.
John M. Peltier, Ph.D. has served as our Senior Vice President of Laboratory Operations since August 2016. In his role as Senior Vice President of Laboratory Operations, Dr. Peltier manages the Sera Clinical Laboratory. Dr. Peltier previously served as Laboratory Head and Senior Investigator at Novartis Institutes for Biomedical Research from August 2009 to August 2016. Prior to that, Dr. Peltier served as Senior Director, Spectrometry at Correlogic Systems, Inc. from April 2007 to July 2009, and as Director of Drug metabolism and Pharmacokinetics (DMPK) and Discovery Analytical Sciences at Prolexys Pharmaceuticals, from December 2001 to March 2007. Dr. Peltier holds a Ph.D. in Chemistry from McMaster University and a B.Sc. in Chemistry from McMaster University.
Thomas Garite has served as our Vice President of Clinical Science since June 2020. In his role as Vice President of Clinical Science, Dr. Garite directs all clinical research and related activities. Since February,

2013, Dr. Garite also has served as the Chief Clinical Officer, a consulting role, at Perigen, Inc., a national patient safety company. From January, 2001 to June, 2020, Dr. Garite served as Director of Research and Education for Obstetrix at MedNax Medical Group, where he directed a collaborative research group composed of a consortium of private practices and university maternal-fetal medicine group. Under his leadership, his team published 25 collaborative studies including 10 multicenter collaborative research trials all in high-impact obstetric journals during his 18-year tenure with the company. Dr. Garite recently retired from his position as Edward H. Quilligan Professor of Obstetrics and Gynecology at the University of California at Irvine. Dr. Garite served 18 years as this Department’s Chairman, and now holds the title of Professor Emeritus. He is also the past Editor in Chief of the American Journal of Obstetricians and Gynecology and remains Editor Emeritus. Dr. Garite has published more than 200 articles and chapters, including over 150 original peer-reviewed journal articles and is the author or co-author of five textbooks. His research has focused on intrapartum and antepartum fetal assessment through fetal heart rate monitoring, prematurity in general, premature rupture of membranes, the infectious etiology of prematurity, and the management of labor. Dr. Garite holds an M.D. from the University of California Irvine College of Medicine and attended California State University, Northridge for undergraduate studies.
Nadia Altomare has more than 20 years of women’s healthcare diagnostics experience. Mrs. Altomare has served as our Chief Commercial Officer since May 2017 and leads the company’s commercialization strategy and execution, accountable for the company’s marketing, public relations, sales, market access, customer service and billing functions. From May 2015 to May 2017, Mrs. Altomare served as President and then CEO and member of the Board of Directors at Abcodia Ltd, an early detection cancer diagnostics company, where she set up the U.S. subsidiary and held full P&L accountability over the global business. Prior to Abcodia, Mrs. Altomare was the Vice President & General Manager of a global DNA analysis business at ThermoFisher Scientific with full P&L accountability. Previously, Mrs. Altomare was the Vice President & General Manager of a cytogenetic DNA business at PerkinElmer. Earlier in her career, Mrs. Altomare held a number of leadership positions through a series of mergers and acquisitions and an IPO, resulting in a company ultimately acquired by PerkinElmer. Among her accomplishments was the startup, build and scale of the ViaCord division. Mrs. Altomare is currently on the Board of Savran Technologies, a private healthcare company focused on enabling the next generation of non-invasive diagnostics. She received an M.B.A from Northeastern University and a B.S. in Business Administration from the State University of New York at Stony Brook.
Nichole L. Martin has served as our Vice President of Quality/Regulatory and HIPAA Privacy Officer, since May 2020. In her role as Vice President of Quality/Regulatory and HIPAA Privacy Officer, Ms. Martin oversees all quality assurance and regulatory activities within Sera, including the CAP/CLIA laboratory and regulated activities throughout the company. She works very closely with the heads of all departments to ensure the highest quality results delivery and compliance with applicable regulations. She is also responsible for development and monitoring of quality improvement initiatives, quality metrics, quality systems, regulatory reporting and communication as well as all regulatory aspects of study design. Ms. Martin holds a number of certifications from the American Society for Quality and the Regulatory Affairs Professionals Society. Previously, Ms. Martin served as Senior Director, Quality Management at Progenity, Inc., from June 2018 to May 2020, and as Quality Director, U.S. Head of Quality at Oxford Immunotec from December 2015 to May 2018 (Oxford Immunotec has since been acquired by Quest Diagnostics and PerkinElmer, Inc.). From 2008 to 2015, Ms. Martin served as Quality Director, Americas at Q2 Solutions. Ms. Martin occasionally serves as a part-time consultant at Client Confidential in an ad-hoc capacity. Ms. Martin holds an M.S. in Quality Assurance, Manufacturing from California State University and a B.S. in Biochemistry and a minor in Genetics from North Carolina State University.
Benjamin G. Jackson has served as our General Counsel since April 2021. From February 2006 to March 2021, Mr. Jackson was employed by Myriad Genetics, most recently serving as Executive Vice President, General Counsel and Secretary. Mr. Jackson held various positions in Myriad’s Legal Department, including serving as associate general counsel prior to assuming the role of general counsel. Mr. Jackson received his J.D. from the J. Reuben Clark Law School at Brigham Young University and a B.S. in microbiology, immunology and molecular genetics from the University of California, Los Angeles.
Non-Employee Directors
Dennis Farrar has served as a member of our Board since January 2008. Mr. Farrar previously served as our Chairman and Chief Executive Officer from 2008 to 2011. From March 2018 to March 2021,

Mr. Farrar served as cofounder and a Managing Partner of UpStart Ventures, a life sciences venture capital seed fund. From March 2016 to March 2021, Mr. Farrar assisted in managing UpStart’s investment portfolio and serves as Executive Chairman and a board member of portfolio company Elute, Inc. Mr. Farrar has 30 years of seed stage venture investing experience. Starting in the early 1990’s, Mr. Farrar was cofounder of the Founders Fund, which invested in and launched five university life sciences technologies, successfully exiting three companies. Mr. Farrar has cofounded 13 Salt Lake City-based life sciences companies, including Myriad Genetics. He also cofounded Utah Ventures, Utah’s first institutionally financed venture fund. Mr. Farrar has held numerous executive positions, including cofounder and CEO of Arcaris, Inc. and Q Therapeutics, Inc. Mr. Farrar holds both a B.A. and J.D. from Stanford University. We believe Mr. Farrar’s qualifications to serve on our Board include his management expertise of life sciences companies, his corporate and legal backgrounds, and his knowledge of our Company through service on our Board since 2008.
Joshua Phillips has served as a member of our Board since January 2011. Since 2008, Mr. Phillips has been a Managing Partner of Catalyst Health Ventures (CHV), a venture capital fund investing in medical technology and life science companies. Mr. Phillips led Catalyst’s investments in Novazyme Pharmaceuticals, Inc. (acquired by Genzyme Corp.), BioTrove, Inc. (acquired by Life Technologies Corp.), Biocius Life Sciences, Inc. (acquired by Agilent Technologies, Inc.), Vortex Medical, Inc. (acquired by AngioDynamics), Allegro Diagnostics, Inc. (acquired by Veracyte, Inc.), SevenOaksBiosciences (acquired by Medline Industries, Inc.), Pavilion Medical Innovations and Cruzar Medsystems, in addition to our company. Prior to joining Catalyst, Mr. Phillips was the Managing Partner of Catalyst Health and Technology Partners prior to CHV, where he led investments in Novazyme Pharmaceuticals, Inc. (NASDAQ:SNY), BioTrove, Inc. (NYSE:TMO) and Biocius Life Sciences, Inc. (NYSE:A). Mr. Phillips is a director at several privately held companies, including Conformal Medical, Inc., Brixton Biosciences, Inc., Saphena Medical, Inc., and Cruzar Medsystems, Inc. Mr. Phillips holds an M.B.A. from the Harvard Business School and a B.E. in Electrical Engineering and Mathematics from Vanderbilt University. We believe that Mr. Phillips’ qualifications to serve on our Board include his extensive experience in the life science, diagnostics and medical device markets, his extensive experience serving on Boards as Chairman, Lead Director, Audit & Compensation Committee Chair and Member and his knowledge of our company and its business through service on our Board since January 2011.
Mansoor Raza Mirza, M.D. has served as a member of our Board since December 2014. Dr. Mirza is Chief Oncologist at the Department of Oncology, Rigshopitalet — the Copenhagen University Hospital, Denmark and Medical Director of the Nordic Society of Gynaecological Oncology, or NSGO. Dr. Mirza is Chairman of the European Network of Gynaecological Oncological Trial groups, or ENGOT. Dr. Mirza is both a medical and radiation oncologist, with a primary focus in non-surgical treatment of gynecologic cancers. His key academic goals are to promote clinical research, international trial collaboration and education, and he has broad experience in clinical protocol development, trial conduct and clinical trial regulations. Dr. Mirza is the author of several phase 1, 2 and 3 studies. Several of those studies led to FDA and European Medicines Agency registrations. He serves on several Independent Data Safety Monitoring Committees of international studies. He is an invited speaker at several international conferences, such as “Meet the Professor” at American Society of Clinical Oncology and “Presidential Symposium” at European Society for Medical Oncology. He is the author of global consensus guidelines for the management of ovarian cancer and of European guidelines for the management of several gynecological malignancies. His other current appointments include service as ESGO Council Member (European Society of Gynaecological Oncology), Executive Director of GCIG (Gynecologic Cancer InterGroup), Vice-Chairman of the Danish Gynecological Cancer Society, faculty member of the European Society of Medical Oncology and of ESGO. He also serves on the board of directors of Karyopharm Therapeutics Inc., a public pharmaceutical company and has served as a clinical consultant to Karyopharm Therapeutics Inc. since 2010. He has multiple publications in high-impact journals, including several publications in the New England Journal of Medicine and the Lancet. He holds an M.D., Diploma in Surgery and Diploma in Clinical Oncology from the Pirogov Moscow State Medical Institute as well as post-graduate education and certification in radiation and medical oncology from the University of Southern Denmark. We believe Dr. Mirza’s qualifications to serve on our Board include his expertise in gynecologic cancers, and his knowledge of our company and its business through service on our Board since December 2014.

Ryan Trimble has served as a member of our Board since March 2011. Dr. Trimble was appointed to Sera’s Board in March 2011. He brings over 30 years of experience in the healthcare services industry. He is a former senior executive with FHP International, Wellpoint Health Networks, P5 eHealth Systems, and SCAN Health Plan. He recently completed service on the boards of SCAN Health Plan and The Scan Foundation. Dr. Trimble has a B.S. in Microbiology from Brigham Young University, a D.D.S. from Loyola University in Chicago, and an M.B.A. from the University of Utah. We believe Mr. Trimble’s qualifications to serve on our Board include his leadership experience with public companies and other board member experience, and his knowledge of our company and its business through service on our Board since March 2011.
Kim Kamdar, Ph.D. has served as a member of our Board since November 2011. Dr. Kamdar is currently a Partner at Domain Associates, LLC, a venture capital firm, where she has worked since 2005. Prior to Domain, Dr. Kamdar was a Kauffman Fellow with MPM Capital, as well as a research director at Novartis International AG. Dr. Kamdar is currently Chair of the Board of Directors of Seraphina Therapeutics and Truvian Sciences, Inc. and serves on the board of directors of EvoFem Biosciences, Inc. (Nasdaq: EVFM) and Obalon Therapeutics, Inc. (Nasdaq: OBLN). Dr. Kamdar currently serves on the board of several private companies including: Epic Sciences, Inc., Alume Biosciences, Pleno, Inc. and Singular Genomics Systems. Dr. Kamdar serves as an advisory board member of Dr. Eric Topol’s NIH supported Clinical and Translational Science Award for Scripps Medicine and is also on the non-profit board for Access Youth Academy, an organization that is transforming the lives of underserved youth through academic enrichment, health and wellness, social responsibility and leadership through squash. Dr. Kamdar received her B.A. from Northwestern University and her Ph.D. in biochemistry and genetics from Emory University. We believe Dr. Kamdar is qualified to serve on our Board of Directors based on her extensive experience working and serving on the boards of directors of life sciences companies and her experience working in the venture capital industry and her knowledge of our company and its business through service on our Board since November 2011.
Michael F. Minahan has served as a member of our Board since January 2017. He currently serves as the Senior VP and General Manager for Integrated Genetics, a division of Labcorp, a leader in Woman’s Health and Genetic testing. Mr. Minahan has over 25 years of experience in genetics sales, marketing, managed care and operations. Prior to joining Lab Corp., Mr. Minahan worked for Genzyme Genetics, a division of the former Genzyme Corporation. During his time at Genzyme, he was responsible for building the commercial organization in both Genetics and Oncology, assisting in the completion of several successful acquisitions, and leading highly successful commercial launches of many innovative tests. We believe Mr. Minahan’s qualifications to serve on our Board include his background and experience in the commercialization of genetics and oncology, and his knowledge of our company and its business through service on our Board since January 2017.
Elizabeth Canis has served as a member of our Board since March 2021. Since June 2020, Ms. Canis has served as the Vice President, Emerging Businesses & Partnerships at Anthem. Between January 2018 and May 2020 she organized the enterprise strategy and key business priorities at Anthem, and also facilitated the planning and direction of all operational, financial and administrative activities of the Office of the Chief Executive Officer. Prior to joining Anthem, from May 2017 to December 2017, Ms. Canis served as Venture Lead at SavvySherpa, a health care venture capital and innovation firm. She also founded and served as CEO of The Pivot Group from October 2014 to May 2017, where she oversaw a team of industry experts, innovators and executives offering strategic consulting services to launch and expand a broad range of businesses. Additionally, Ms. Canis has served as the Vice President of Exchange Strategy at UnitedHealth Group, after holding several other positions at the company over her eleven-year tenure. She also served as Vice President of Strategy and member of the leadership team at Zest Health, where she identified and cultivated segment and distribution channel relationships, defined the pricing methodology, and constructed the operating model for the organization. Ms. Canis began her career at Deloitte. She holds an M.B.A. with distinction, with a concentration in strategy and finance, from the University of Michigan Ross School of Business and a B.A., with a focus in Mathematics, Economics and Political Science, from Northwestern University. We believe that Ms. Canis’ background and experience within the healthcare industry, including her operating as liaison to Anthem’s board of directors while serving in the Office of Chief Executive Officer from January 2018 to May 2020, qualifies her to serve on our Board.

Marcus Wilson, Pharm.D., has served as a member of our Board since March 2021. He has served as the Chief Analytics Officer, or CAO, at Anthem since November 2020. Previously, from October 2003 to November 2020, Dr. Wilson was President of HealthCore, Inc., or HealthCore, a subsidiary of Anthem. In his role as CAO at Anthem, Dr. Wilson has accountability for efforts to derive critical clinical and business insight from Anthem’s healthcare ecosystem to drive decisions for a broad range of healthcare stakeholders to improve healthcare quality, safety, access, and affordability. He is charged with defining and implementing Anthem’s enterprise analytics strategy. Efforts include setting analytic priorities, building new analytic capabilities, and driving value creation through the coordination of business and technical resources. He also has administrative oversight accountability for HealthCore, Anthem’s subsidiary that collaborates with various external stakeholders within the FDA, NIH, and life sciences industry, among others. Dr. Wilson currently has approximately five hundred employees under management. Additionally, Dr. Wilson founded, managed and grew a healthcare research organization for twenty-four years, seven years as an independent company and seventeen years as a subsidiary post-acquisition by WellPoint Health Network Inc. (now Anthem, Inc.). Prior to co-founding HealthCore in 1996, Dr. Wilson spent seven years on faculty at the Philadelphia College of Pharmacy and established and managed a clinical practice within an integrated delivery system owned by Blue Cross Blue Shield of Delaware where he oversaw the physician and patient clinical decision support, pharmacy policy, and clinical trials programs. He holds a PharmD from the Medical College of Virginia, a B.S. in Biochemistry from Virginia Tech and attended the Medical University of South Carolina for his residency in Family Medicine. We believe that Dr. Wilson’s background and experience within the healthcare industry, including acting as President of HealthCore, qualifies him to serve on our Board.
Charles D. Kennedy, M.D. has served as a member of our Board since July 2019. Since July 2017, Dr. Kennedy has served as the Chief Executive Officer and Managing Partner of Blue Ox Healthcare Partners, LLC, or Blue Ox, where he leads the firm’s overall strategic focus and is a member of the Investment Committee. Prior to Blue Ox, Dr. Kennedy was Chief Population Health Officer for Healthagen, Aetna’s healthcare IT subsidiary, from 1/2015 to 1/2017. He also served as CEO of Aetna’s Accountable Care Solutions division, growing revenues from single digit million to a multi-billion-dollar subsidiary. Before Aetna, Dr. Kennedy was CEO of Anthem’s HealthCore subsidiary, Vice President of Health Information Technology for WellPoint, Co-Founder and CEO of CareAssured, and Director of Strategic Informatics at Blue Shield of California. Previously, Dr. Kennedy was a practicing physician on the medical staff at Kaiser Permanente and other Northern California medical facilities for seven years. He currently serves on the board of Blue Ox portfolio company Epic Sciences. Dr. Kennedy has served on the AHIP Foundation Board, and the advisory board for the Center for Healthcare Innovation, Healthcare and Life Science Innovation Lab. He was also a founding commissioner of the Certification Commission for Health Information Technology and served a five-year appointment as the health insurance industry representative to the U.S. Government on the HIT Policy Committee advising the management and distribution of a $30 billion budget. He holds an M.D. in Internal Medicine from the University of California at Los Angeles, an M.B.A. in Corporate Strategy and Health Care Economics from Stanford University, and a B.S. in Genetics from the University of California at Berkeley. We believe that Mr. Kennedy’s background and experience in finance and information technology, including his over twenty-five (25) years of experience as a C-level executive and board advisor at several leading companies, qualifies him to serve on our Board.
Joseph Siletto has served as a member of our Board since March 2021. Since January 2017, Mr. Siletto has served as a Managing Director of Vivo Capital LLC, a healthcare-focused investment firm where he focuses primarily on growth equity and private equity transactions. During his time at Vivo Capital, Mr. Siletto has served on boards of directors and took an active operating role in the office of the CEO and later Chief Business Officer of Surgical Specialties Corporation. Mr. Siletto currently serves as a board member of Serán Bioscience, LLC, Aerobiotix, Inc. and Swift Health Systems Inc. d/b/a Inbrace as well as board observer for Minerva Surgical Inc. and Neocis Inc. Until March 2021, Mr. Siletto was a director of Preventice Solutions, a leading commercial player in the cardiac imaging space that was acquired by Boston Scientific in March 2021. Prior to joining Vivo Capital, Mr. Siletto was the CEO of Scion Medical Technologies (acquired by Varian Medical) and before then he spent over a decade as a healthcare-focused investment banker at Banc of America Securities, SVB Alliant and Cowen and Company. Mr. Siletto has 20 years of experience in life sciences transactions and investments as CEO, director, investment banker and investor in healthcare companies. He holds an M.B.A. from The Haas School of Business of the University of California, Berkeley, a B.A. from Duke University and also studied at the Beijing Language

Institute. We believe that Mr. Siletto’s extensive experience in the life sciences industry, including his current and previous positions as a board member of other life sciences companies, qualifies him to serve on our Board.
Board Composition
As of        , our board of directors consisted of ten members, with one vacancy. All ten of our directors are members pursuant to the board composition provisions of our existing fifth amended and restated certificate of incorporation. Our board of directors may consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not only limited to race, gender or national origin. We have no formal policy regarding board diversity. Our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation or removal. Our sixth amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least    % of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.
Pursuant to a letter agreement with Baker Bros. Advisors LP, or Baker Bros., from and after the closing of this offering, at any time that Baker Bros. beneficially owns shares or other equity securities representing at least 4% of our then-outstanding total voting power, it is entitled to nominate one individual, or an Investor Designee, to serve as a director on our board of directors. We are required to include the Investor Designee in the slate of nominees recommended to our stockholders for election as our directors at each annual or special meeting of our stockholders at which directors are to be elected. Baker Bros. is restricted from exercising this right during certain periods of time. As of April 30, 2021, Baker Bros. had not exercised its rights to nominate an Investor Designee to serve as a director on our board of directors.
Director Independence
Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
Our board of directors has determined that all members of our board of directors, except Gregory C. Critchfield, M.D., M.S., are independent directors, including for purposes of the rules of The Nasdaq Stock Market and relevant federal securities laws and regulations. There are no family relationships among any of our directors or executive officers.
Staggered Board
In accordance with the terms of our sixth amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2022 for Class I directors, 2023 for Class II directors and 2024 for Class III directors:
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our Class I directors will be           and           ;

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our Class II directors will be           and           ; and

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our Class III directors will be           and           .

Our sixth amended and restated certificate of incorporation and amended and restated by-laws will provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.
The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control. See the “Description of Capital Stock — Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective immediately prior to the completion of this offering.
Committees of the Board of Directors
Our board of directors has an audit committee and a compensation committee and intends to establish a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Each of the below committees will have a written charter approved by our board of directors, effective upon completion of this offering. Each of the committees will report to our board of directors as such committee deems appropriate and as our board of directors may request. Upon completion of this offering, copies of each charter will be posted on the investor relations section of our website. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Audit Committee
Effective upon completion of this offering, our audit committee will be comprised of           ,           and,           with           serving as chair of the committee. Our board of directors has determined that each member of the audit committee meets the independence requirements of Rule 10A-3 under the Exchange Act and the applicable Nasdaq Stock Market rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has determined that is an “audit committee financial expert” within the meaning of the SEC regulations and the applicable rules of The Nasdaq Stock Market. The audit committee’s responsibilities upon completion of this offering will include:
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selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

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ensuring the independence of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

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establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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considering the effectiveness of our internal controls and internal audit function;

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reviewing material related-party transactions or those that require disclosure; and

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approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Effective upon completion of this offering, our compensation committee will be comprised of           , and           , with           serving as chair of the committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. Our board of directors has determined that each member of the compensation committee is “independent” as defined in the rules of The Nasdaq Stock Market. The composition of our compensation committee meets the requirements for independence under the listing standards of The Nasdaq Stock Market, including the applicable transition rules. Our board of directors intends to cause our compensation committee to be comprised of only directors that are independent under the rules of The Nasdaq Stock Market within one year of the date of this prospectus. The compensation committee’s responsibilities upon completion of this offering will include:
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reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

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reviewing and recommending to our board of directors the compensation of our directors;

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reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

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administering our stock and equity incentive plans;

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reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

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reviewing all overall compensation policies and practices.

Nominating and Corporate Governance Committee
Effective upon completion of this offering, our nominating and governance committee will be comprised of           , and           , with           as the chair of the committee. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable rules of The Nasdaq Stock Market. The nominating and corporate governance committee’s responsibilities upon completion of this offering will include:
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identifying and recommending candidates for membership on our board of directors;

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recommending directors to serve on board committees;

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reviewing and recommending our corporate governance guidelines and policies;

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reviewing proposed waivers of the code of conduct for directors and executive officers;

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evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

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assisting our board of directors on corporate governance matters.

Leadership Structure and Risk Oversight
Our board of directors is currently chaired by Gregory C. Critchfield, M.D., M.S., who also serves as our President and Chief Executive Officer. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the board of directors, as our board of directors believes it is in our best interest to make that determination based on our position and direction and the membership of the board of directors. Our board of directors has determined that having an employee director serve as Chairman is in the best interest of our stockholders at this time because of the efficiencies achieved in having the role of Chief Executive Officer and Chairman combined, and because the detailed knowledge of our day-to-day operations and business that the Chief Executive Officer possesses greatly enhances the decision-making processes of our board of directors as a whole. We have a governance structure in place, including independent directors, designed to ensure the powers and duties of the dual role are handled responsibly. We do not have a lead independent director.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of our operations and corporate functions, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.
Each of our board committees also oversees the management of our risks that fall within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our Chief Executive Officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our Chief Executive Officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see the “Certain Relationships and Related Party Transactions” section of this prospectus.
Code of Business Conduct and Ethics
We plan to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting, which will be effective upon completion of this offering. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at https://www.seraprognostics.com/. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table sets forth information regarding compensation earned with respect to the fiscal year ended December 31, 2020 by our principal executive officer and the two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2020, and were serving as executive officers as of such date, who are referred to as our named executive officers for 2020.
To date, the compensation of our named executive officers has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of stock options. Our named executive officers, like all full-time employees, are eligible to participate in our health and welfare benefit plans. As we transition from a private company to a publicly traded company, we intend to evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require.
Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
Gregory C. Critchfield, M.D., M.S. President and Chief Executive Officer	2020	400,000	410,727	113,831	—	924,558
Nadia Altomare Chief Commercial Officer	2020	340,616	78,901	70,000	—	489,517
John J. Boniface, Ph.D. Chief Scientific Officer	2020	316,685	136,729	70,000	—	523,414
Garrett K. Lam, M.D. Former Chief Medical Officer	2020	364,000	49,060	70,000	182,000(3)	665,060

(1)
These amounts represent the aggregate grant date fair value for option awards granted during our fiscal year ended December 31, 2020, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in determining grant date fair value may be found in Note 8 to our financial statements.

(2)
Amounts represent cash paid for bonuses pursuant to each executive’s employment agreement during the 12-month period from January 1, 2020 to December 31, 2020.

(3)
Dr. Lam left employment with us on June 19, 2020. This amount represents a separation payment.

Narrative Disclosure to Summary Compensation Table
Base Salaries
Each named executive officer’s base salary is a fixed component of annual compensation for performing specific duties and functions, and has been established by our board of directors taking into account each individual’s role, responsibilities, skills and expertise. Base salaries are reviewed annually, typically in connection with our annual performance review process, approved by our board of directors and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. During 2020, the annual base salaries for Dr. Critchfield, Ms. Altomare, Dr. Boniface and Dr. Lam were $400,000, $340,000, $316,000 and $364,000, respectively.
Annual Bonus
Our Annual Incentive Plan is designed to reward the achievement of corporate objectives and individual performances. The eligibility to participate in the Annual Incentive Plan will be granted by the Board to director-level employees and above, with annual awards granted based on assessments of both individual and company performance measure against prospectively determined objectives. The annual target cash incentives based upon an employee’s annual cash compensation will be determined by position level as follows: 40% for CEO; 30% for other C-level employees (with the exception of Ms. Altomare, whose annual award level equals 40%); 20-25% for VP-level employees; and 15% for Department director-level employees.

For the fiscal year ended December 31, 2020, each of our named executive officers was eligible to earn an annual bonus based on the achievement of certain pre-determined corporate performance objectives. During 2020, the target annual bonuses for Dr. Critchfield, Ms. Altomare, Dr. Boniface and Dr. Lam, were 40%, 40%, 30% and 30% of their base salary, respectively. The annual bonus earned by each named executive officer with respect to the fiscal year ended December 31, 2020 is reported under the “Non-Equity Incentive Plan Compensation” column in the “2020 Summary Compensation Table” above.
Equity Compensation
Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. Accordingly, our board of directors periodically reviews the equity incentive compensation of our named executive officers and may grant equity incentive awards to them from time to time. Our named executive officers have been granted certain options to purchase shares of our common stock, as described in more detail in the “Outstanding Equity Awards at 2020 Fiscal Year-end” table below.
Employment Agreements
We have entered into executive employment agreements with each of our named executive officers in connection with their employment with us, the material terms of which are described below. These executive employment agreements provide for “at will” employment, subject to certain notice and severance requirements. Each of the named executive officers was also required to enter into restrictive covenant agreements which obligate each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and to assign to us any inventions conceived or developed during the course of employment. Such restrictive covenant agreements also contain non-competition and non-solicitation protections in our favor.
Gregory C. Critchfield, M.D., M.S.
We entered into an employment agreement dated as of November 8, 2011 with Dr. Critchfield with respect to his service as our Chairman and Chief Executive Officer. Under the terms of the agreement, Dr. Critchfield was entitled to an initial annual base salary of $300,000, subject to increase by our board of directors or the Compensation Committee. Dr. Critchfield’s base salary for the fiscal year ended December 31, 2020 was $400,000. In connection with the employment, Dr. Critchfield was granted a stock option to purchase 734,900 shares of the Company’s common stock. Dr. Critchfield is also eligible to participate in our equity incentive plans and is entitled to participate in our health insurance and other employee benefit plans.
Dr. Critchfield’s employment agreement provides that in the event that (1) Dr. Critchfield’s employment is terminated other than for cause, death or disability or (2) Dr. Critchfield terminates his own employment for Good Reason, as defined in the agreement, he is entitled to receive the following severance benefits: (i) on the 60th day following the termination, the Company shall pay a lump sum amount equal to 12 months of his base salary at the rate in effect at the time of the termination; (ii) a pro-rata bonus for the year in which Dr. Critchfield’s employment is terminated, provided that the Company then has a bonus plan in place; and (iii) any unvested equity will immediately be forfeited and any vested stock options will be exercisable for the balance of the remaining term of the original option grant. If the Company terminates Dr. Critchfield’s employment due to death or disability, the Company will provide health insurance reimbursement until the earliest of (x) the close of the 12 month period following Dr. Critchfield’s termination date, and (y) the date when Dr. Critchfield becomes eligible to receive health insurance coverage in connection with new employment or self-employment.
Nadia F. Altomare
We entered into an employment agreement dated as of May 15, 2017 with Ms. Altomare with respect to her service as our Chief Commercial Officer. Under the terms of the agreement, Ms. Altomare was entitled to an initial annual base salary of $320,000, subject to increase by our board of directors or the Compensation Committee. Ms. Altomare’s base salary for the fiscal year ended December 31, 2020 was $340,000. In connection with the employment, Ms. Altomare was granted a stock option to purchase 450,000 shares of the Company’s common stock. Ms. Altomare is also eligible to participate in our equity incentive plans and is entitled to participate in our health insurance and other employee benefit plans. Ms. Altamore is entitled to a bonus target of 40% of her base salary, prorated for time of service.
Ms. Altomare’s employment agreement provides that in the event that (1) Ms. Altomare’s employment is terminated other than for cause, death or disability or (2) Ms. Altomare terminates her own employment for Good Reason, as defined in the agreement, on the 60th day following the termination, (i) she is entitled to receive a lump sum amount equal to 6 months of her base salary at the rate in effect at the time of the termination, and (ii) the Company will provide health insurance reimbursement until the earliest of (x) the close of the 12 month period following Ms. Altomare’s termination date, and (y) the date when Ms. Altomare becomes eligible to receive health insurance coverage in connection with new employment or self-employment.
In the event that Ms. Altomare’s employment is terminated due to her death or disability and if the Company does not provide any insurance benefits payable to Ms. Altomare or her beneficiaries upon her death or disability and the Company has previously, but not necessarily in the then applicable calendar year, achieved $10,000,000 in annual gross revenue in a calendar year, then the Company shall pay Ms. Altomare a lump sum amount equal to 6 months of the base salary at the rate in effect at the time of the termination of employment.
John J. Boniface, Ph.D.
We entered into an employment agreement dated as of March 14, 2012 with Dr. Boniface with respect to his service as our Chief Scientific Officer. Under the terms of the agreement, Dr. Boniface was entitled to an initial annual base salary of $225,000, subject to increase by our board of directors or the Compensation Committee. Dr. Boniface’s base salary for the fiscal year ended December 31, 2020 was $316,000. Under the terms of the agreement, in connection with the second tranche milestone as determined by the purchasers of the Series A-2 convertible preferred stock, Dr. Boniface was entitled to receive a bonus of $50,000, or such greater amount as determined by the Board. In connection with the employment, Dr. Boniface was granted a stock option to purchase 158,000 shares of the Company’s common stock. Dr. Boniface is also eligible to participate in our equity incentive plans and is entitled to participate in our health insurance and other employee benefit plans.
Dr. Boniface’s employment agreement provides that in the event that (1) Dr. Boniface’s employment is terminated other than for cause, death or disability or (2) Dr. Boniface terminates his own employment for Good Reason, on the 60th day following the termination, (i) he is entitled to receive a lump sum amount equal to 6 months of the base salary at the rate in effect at the time of the termination, and (ii) the Company will provide health insurance reimbursement until the earliest of (x) the close of the 12 month period following Dr. Boniface’s termination date, and (y) the date when Dr. Boniface becomes eligible to receive health insurance coverage in connection with new employment or self-employment.
In the event that Dr. Boniface’s employment is terminated due to his death or disability and if the Company does not provide any insurance benefits payable to Dr. Boniface or his beneficiaries upon his death or disability and the Company has previously, but not necessarily in the then applicable calendar year, achieved $10,000,000.00 in annual gross revenue in a calendar year, then the Company shall pay Dr. Boniface’s a lump sum amount equal to 6 months of the base salary at the rate in effect at the time of the termination of employment.
Garrett K. Lam, M.D.
We entered into an employment agreement dated as of June 13, 2018 with Dr. Lam with respect to his service as our Chief Medical Officer. Dr. Lam’s employment by the Company ended on June 19, 2020. Under the terms of the agreement, Dr. Lam was entitled to an initial annual base salary of $350,000, subject to increase by our board of directors and the Compensation Committee. Dr. Lam’s base salary for the fiscal year ended December 31, 2020 was $364,000. In connection with the employment, Dr. Lam was granted a stock option to purchase 375,000 shares of the Company’s common stock. Dr. Lam was also eligible to participate in our equity incentive plans and was entitled to participate in our health insurance and other employee benefit plans. Our Annual Incentive Plan provided for a bonus target of 30% of Dr. Lam’s base salary, prorated for time of service. Dr. Lam’s employment agreement provided that in the event that (1) Dr. Lam’s employment was terminated other than for cause, death or disability or (2) Dr. Lam terminated his own employment for Good Reason, on the 60th day following the termination, (i) he was entitled to receive a lump sum amount equal to 6 months of the base salary at the rate in effect at the time of the termination of employment, and (ii) the Company would provide health insurance reimbursement until the earliest of (x) the close of the 12 month period following Dr. Lam’s termination date, and (y) the date when Dr. Lam became eligible to receive health insurance coverage in connection with new employment or self-employment.
In the event that Dr. Lam’s employment was terminated due to his death or disability and if the Company did not provide any insurance benefits payable to Dr. Lam or his beneficiaries upon his death or disability and the Company had previously, but not necessarily in the then applicable calendar year, achieved $10,000,000.00 in annual gross revenue in a calendar year, then the Company would have been required to pay Dr. Lam a lump sum amount equal to 6 months of the base salary at the rate in effect at the time of the termination of employment.
On June 19, 2019, the Company entered into a separation agreement with Dr. Lam. Under the separation agreement, following the separation date, the Company agreed to pay Dr. Lam for accrued but unused vacation and final wages through the separation date. In addition, in lieu of any severance payments or benefits described in his employment agreement, the Company agreed to pay severance compensation of $182,000 in a lump sum, and reimbursement for monthly COBRA premiums for up to 12 months or until the date Dr. Lam becomes eligible to receive health insurance coverage in connection with new employment or self-employment. At the time of the separation, Dr. Lam owned no shares of common stock and had options to acquire 490,000 shares of common stock, of which options to acquire 318,750 shares of common stock remained unvested and whose vesting partially accelerated pursuant to Dr. Lam’s employment agreement.
“Good Reason” means (A) a material breach by the Company of any of the provisions; (B) assignment of Employee to a role, duties or responsibilities materially inconsistent with that of a Chief Executive Officer; (C) any circumstances caused by the Company that would require Employee to move his principal location of employment in excess of 45 miles from Company’s current offices in Salt Lake City, Utah; or (D) an involuntary material reduction of Employee’s then current Base Salary other than a reduction proportionately affecting all of the Company’s other senior-level executive employees.
Outstanding Equity Awards at December 31, 2020
The following table shows grants of stock options outstanding on the last day of the fiscal year ended December 31, 2020, to each of the executive officers named in the Summary Compensation Table.

	Option Awards(1)(2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Gregory C. Critchfield, M.D., M.S.	20	—	$100.00	3/7/2021
	40	—	$100.00	4/29/2021
	421,052	26,040	$0.95	5/28/2027
	177,876	—	$0.95	5/28/2027
	—	363,887	$0.85	2/27/2030
	200,250	397,063	$0.85	2/27/2030
Nadia Altomare	315,789	46,875	$0.95	5/18/2027
	87,336	—	$0.95	5/18/2027
	—	146,548	$0.85	2/27/2030
	38,542		$0.85	2/27/2030
John J. Boniface, Ph.D.	52,000	—	$0.35	12/14/2021
	158,000	—	$0.35	3/12/2022
	12,150	—	$0.35	9/10/2022
	152,564	—	$0.44	12/28/2024
	225,030	9,784	$0.95	5/18/2027
	43,917	1,909	$0.95	6/26/2027
	39,232	253,571	$0.85	2/27/2030
	27,497	—	$0.85	2/27/2030
Garrett K. Lam, M.D.	—	—	—	N/A

(1)
Each of the outstanding equity awards in the table above was granted pursuant to our 2011 Equity Incentive Plan.

(2)
For all options granted at hire, the vesting is as follows: 25% of the Shares subject to the Option shall vest on the first anniversary of the Vesting Start Date and 1/36 of the remaining Shares subject to the Option shall vest at the end of each one (1) month period thereafter, provided that the number of Shares vesting on each date shall be rounded down to the nearest whole number, whilst the number of Shares vesting on the final date shall be the remaining unvested balance of the Shares. For subsequent options granted, the shares shall vest on a monthly basis for four (4) years.

Compensation Risk Assessment
We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.
Equity Compensation Plans
Our equity compensation plans were established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in us and to align their interests and efforts with the long-term interests of our stockholders. On November 8, 2011, the board of directors adopted our 2011 Employee, Director and Consultant Equity Incentive Plan (the “2011 Plan”) and on            , 2021, the board of directors

adopted the 2021 Equity Incentive Plan (the “2021 Plan” and collectively, the “Plans”). The Plans provide for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of            , 2021, we have            shares of our common stock reserved for issuance under the 2021 Plan. Since our 2021 Plan has been approved by our stockholders, we do not intend to make any additional grants under the 2011 Plan.
Eligibility.   The Plans allow for grants, under the direction of the board of directors or compensation committee, as the plan administrator, of stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted stock units and other stock or equity-related cash-based awards to employees, consultants and directors who, in the opinion of the plan administrator, are in a position to make a significant contribution to our long-term success. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Plans.
Shares Available for Issuance.   Subject to the provisions of our 2021 Plan, the number of shares available for issuance under the 2021 Plan will be increased on January 1 of each year, beginning on January 1, 2022, and ending on January 2, 2031, in an amount equal to the lesser of (i)                 % of the outstanding shares of our common stock on such date or (ii) such number of shares determined by the plan administrator. Generally, shares of our common stock reserved for awards under the Plans that lapse or are forfeited will be added back to the share reserve available for future awards under the 2021 Plan. However, shares delivered to or withheld to pay withholding taxes or any applicable exercise price will not be available for issuance. In addition, any shares repurchased on the open market using exercise price proceeds will not be available for issuance.
Stock Options.   Stock options granted under the 2021 Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive stock options may be granted to employees of the Company and its affiliates, and the aggregate fair market value of a share of our common stock determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. Non-qualified options may be granted to employees, directors and consultants of the Company and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant, and the term of the option may not be longer than ten years. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant and the term of the option may not be longer than five years.
Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for one year after termination of service on account of death or total and permanent disability, but will not be exercisable if the termination of service was due to cause.
Restricted Stock.   Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain time or performance-based vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that generally dividend equivalents may accrue but will not be paid during the restricted period, and the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote the restricted shares, but may not sell the shares until the restrictions are lifted.
Restricted Stock Units.   Restricted stock units are phantom shares that vest in accordance with terms and conditions established by the plan administrator and when the applicable restrictions lapse, the grantee will be entitled to receive a payout in cash, shares or a combination thereof based on the number of restricted stock units as specified in the award agreement. Dividend equivalents may accrue but will not be paid prior to and only to the extent that, the restricted stock unit award vests. The holder of restricted stock units does not have the rights and privileges of a regular stockholder, including the ability to vote the restricted stock units.
Other Stock-Based Awards and Performance-Based Awards.   The 2021 Plan also authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights and unrestricted stock awards. The plan administrator may award such stock-based awards subject to such conditions and restrictions as it may determine. We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards also include performance-based restricted shares and restricted stock units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.
Plan Administration.   In accordance with the terms of the Plans, the board of directors may authorize the compensation committee to administer the Plans. The compensation committee may delegate part of its authority and powers under the Plans to one or more directors and/or officers, but only the compensation committee can make awards to participants who are subject to the reporting and other requirements of Section 16 of the Exchange Act. In accordance with the provisions of the Plans, the plan administrator determines the terms of awards, including which employees, directors and consultants will be granted awards, the number of shares subject to each award, the vesting provisions of each award, the termination or cancellation provisions applicable to awards, and all other terms and conditions upon which each award may be granted in accordance with the Plans.
In addition, the plan administrator may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by the applicable Plan and does not require stockholder approval under the rules of the Nasdaq Stock Market, and (ii) any such amendment will be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Stock Dividends and Stock Splits.   If the our common stock is subdivided or combined into a greater or smaller number of shares or if we issue any shares of common stock as a stock dividend, the number of shares of common stock deliverable upon exercise of an option issued or upon issuance of an award will be appropriately increased or decreased proportionately, and appropriate adjustments will be made in the exercise price per share of stock options or purchase price, if any, and performance goals applicable to performance-based awards, if any, to reflect such subdivision, combination or stock dividend.
Corporate Transactions.   Upon a merger or other reorganization event, the board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the Plans, as to some or all outstanding awards:
•
provide that all outstanding options will be assumed or substituted by the successor corporation;

•
upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant within a specified number of days of such notice;

•
in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to option holder participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•
with respect to other stock awards, provide that outstanding awards will be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event;

•
with respect to stock awards, and in lieu of any of the foregoing, provide that, upon consummation of the transaction, each outstanding stock award will be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of our common stock comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction); and
•
pursuant to the 2021 Plan, upon consummation of a Corporate Transaction, to the extent not assumed or substituted by the successor or cashed out, the outstanding awards will terminate.

Amendment and Termination.   The Plans may be amended by our stockholders. The Plans may also be amended by the board of directors or the compensation committee, provided that any amendment which is of a scope that requires stockholder approval as required by (i) the rules of the Nasdaq Stock Market or (ii) for any other reason, is subject to obtaining such stockholder approval. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Duration of Plans.   The 2011 Plan will expire by its terms on November 8, 2021 and the 2021 Plan will expire by its terms on                 , 2031.
Other Compensation
All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, life and disability insurance plans, in each case on the same basis as all of our other employees. We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances.
401(k) Plan
We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan.
Rule 10b5-1 Sales Plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in limited circumstances. Our directors and executive officers may also buy or sell additional shares of our common stock outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

DIRECTOR COMPENSATION
We did not pay any compensation, make any equity awards or non-equity awards to or pay any other compensation to any of the non-employee members of our board of directors in 2020 for their services as members of the board of directors. We have historically reimbursed our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.
Non-Employee Director Compensation Policy
We plan to adopt a policy with respect to the compensation payable to our non-employee directors, which will become effective upon the completion of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards. Dr. Critchfield will not receive separate compensation from us for serving as a member of our board. Our non-employee directors will receive the following annual retainers for their service:
Position	Retainer
Board Member	$
Board Chairperson
Audit Committee Chair
Compensation Committee Chair
Nominating and Corporate Governance Committee Chair
Audit Committee Member
Compensation Committee Member
Nominating and Corporate Governance Committee Member
Equity awards for non-employee directors will consist of (i) an initial equity award consisting of options to purchase         shares of the combined organization’s common stock, upon first appointment to the board of directors, and (ii) annual equity awards consisting of options to purchase         shares of common stock, vesting 12 months after the grant date.
Directors may be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in the current certificate of incorporation and by-laws, as well as the amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Other than the compensation agreements and other arrangements described under “Executive Compensation” and “Director Compensation” in this prospectus and the transactions described below, since January 1, 2018, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.
Sales and Purchases of Securities
Series D Financing
From July 2019 to February 2020, we issued an aggregate of 8,348,707 shares of Series D convertible preferred stock at a purchase price of $4.34 per share for aggregate gross consideration of $36.2 million. Concurrently, we issued warrants to purchase an aggregate of 2,099,384 shares of common stock initially exercisable at a price of $4.34 per share and warrants to purchase an aggregate of 2,099,384 shares of common stock initially exercisable at a price of $5.21 per share. During the same period, we issued an aggregate of 3,579,460 shares of Series D convertible preferred stock upon the conversion of a series of convertible promissory notes previously issued to certain investors. We refer to these transactions collectively as our Series D Preferred Stock Financing.
The table below sets for the aggregate number and purchase price of shares of Series D convertible preferred stock issued to our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof:
Name	Shares	Warrants at $4.34	Warrants at $5.21	Aggregate Purchase Price
ATH Holding Company, LLC(1)	2,073,733	288,019	288,019	$9,000,000.00
Blue Ox Healthcare Partners SP, LLC(2)	5,385,946	787,731	787,731	$23,375,000.00
Chione Ltd.(3)	867,634	216,909	216,909	$3,264,746.15
Entities affiliated with Domain Associates(4)	524,981	131,246	131,246	$2,278,412.01
InterWest Partners X, L.P.(5)	524,982	131,246	131,246	$2,278,418.57
Laboratory Corporation of America Holdings(6)	343,248	85,812	85,812	$1,489,695.60
Catalyst Health Ventures, L.P.(7)	140,899	35,225	35,225	$611,489.25
Gregory C. Critchfield, M.D., M.S.(8)	59,731	9,173	9,173	$259,926.28
The Trimble Trust(9)	73,545	13,387	13,387	$319,185.00

(1)
ATH Holding Company, LLC, or Anthem Holding Company, beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Elizabeth Canis and Marcus Wilson, Pharm.D., members of our board of directors, are the Vice President, Emerging Businesses & Partnerships, and the CAO of Anthem, an affiliate of Anthem Holding Company, respectively.

(2)
Blue Ox beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Charles D. Kennedy, M.D., a member of our board of directors, is the Chief Executive Officer and a Managing Partner of Blue Ox.

(3)
Chione Ltd., or Chione, beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Mansoor Raza Mirza, M.D., a member of our board of directors, is the appointed board member of Chione.

(4)
Includes holdings of Domain Partners VIII, L.P., or Domain Partners, and DP VIII Associates, L.P., or DP VIII, which beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Kim Kamdar, a member of our board of directors, is Partner at Domain Associates, LLC, the Manager of Domain Partners and DP VIII, and a Member of One Palmer Square Associates VIII, L.L.C., the General Partner of Domain Partners and DP VIII.

(5)
InterWest Partners X, L.P., or InterWest Partners, beneficially owned more than 5% of our outstanding capital stock at the time of the Series D Preferred Stock Financing.

(6)
Labcorp beneficially holds more than 5% of our outstanding capital stock. Michael F. Minahan, a member of our board of directors, is the Senior VP and General Manager for Integrated Genetics, a division of Labcorp.

(7)
Joshua Phillips, a member of our board of directors, is the Managing Partner of Catalyst Health Ventures.

(8)
Gregory C. Critchfield, M.D., M.S. is our Chairman, President and Chief Executive Officer.

(9)
Ryan Trimble, a member of our board of directors, is Trustee of The Trimble Trust

Series E Financing
From February to April 2021, we issued an aggregate of 16,744,569 shares of our Series E convertible preferred stock at a purchase price of $5.99 per share for aggregate gross consideration of $100.3 million, together with warrants to purchase an aggregate of 1,501,502 shares of our common stock, initially exercisable at $9.99 per share. We refer to these transactions collectively as our Series E Preferred Stock Financing.
Name	Shares	Warrants at $5.21	Aggregate Purchase Price
ATH Holding Company, LLC(1)	2,504,174	1,501,502	$15,000,000
Blue Ox Healthcare Partners SP, LLC(2)	2,504,173	—	$15,000,000
Entities affiliated with Baker Bros. Advisors LP(3)	2,921,536	—	$17,500,000
Vivo Capital Fund IX, L.P.(4)	3,338,898	—	$20,000,000
aMoon Growth Fund Limited Partnership(5)	3,338,898	—	$20,000,000
Catalyst Health Ventures, L.P.(6)	333,890	—	$2,000,000

(1)
Anthem Holding Company beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Elizabeth Canis and Marcus Wilson, Pharm.D., members of our board of directors, are the Vice President, Emerging Businesses & Partnerships, and the CAO of Anthem, respectively.

(2)
Blue Ox beneficially owned more than 5% of our outstanding capital stock as a result of the Series D financing. Charles D. Kennedy, M.D., a member of our board of directors, is the Chief Executive Officer and a Managing Partner of Blue Ox.

(3)
Baker Brothers Life Sciences, L.P. and 667, L.P., which are affiliated with Baker Bros. Advisors LP, beneficially owned more than 5% of our outstanding capital stock as a result of the Series E Preferred Stock Financing.

(4)
Vivo Capital Fund IX, L.P., or Vivo Capital, beneficially owned more than 5% of our outstanding capital stock as a result of the Series E Preferred Stock Financing. Joseph Siletto, a member of our board of directors, is a Managing Director of Vivo Capital LLC, which is affiliated with Vivo Capital Fund IX, L.P.

(5)
aMoon Growth Fund Limited Partnership beneficially owned more than 5% of our outstanding capital stock as a result of the Series E Preferred Stock Financing.

(6)
Joshua Phillips, a member of our board of directors, is the Managing Partner of Catalyst Health Ventures.

Agreements with Stockholders
Anthem Commercialization Agreement
In February 2021, we entered into the Commercial Collaboration Agreement with Anthem, pursuant to which we will provide PreTRM tests to eligible individuals enrolled in, or serviced or covered by, the health insurance products of Anthem. Anthem agreed to purchase tests from us and will develop appropriate care management programs that incorporate the use of the PreTRM test. The Commercial Collaboration Agreement contains terms, conditions and pricing that are consistent with the terms, conditions and pricing customarily used by Anthem in similar agreements they have with third parties. See the “Business — Anthem Commercial Collaboration Agreement” section of this prospectus for a further description of this agreement.
Anthem Laboratory Services Agreement
Effective on November 10, 2020, we entered into a laboratory services agreement with Anthem, called the Laboratory Services Agreement, relating to our provision of PreTRM tests and related services during the course of the PRIME study. The Laboratory Services Agreement contains terms, conditions and pricing that are consistent with the terms, conditions and pricing customarily used by Anthem in similar agreements they have with third parties. See the “Business — Anthem Laboratory Services Agreement” section of this prospectus for a further description of this agreement.
Blue Ox Agreement
In February 2021, we entered into a consulting agreement with Blue Ox, pursuant to which Blue Ox will provide consulting services to effect the strategic rollout of the PreTRM test on Anthem’s network, as specified in the Commercial Collaboration Agreement with Anthem, to help establish widespread insurance coverage for the PreTRM test. The consulting agreement with Blue Ox contains terms, conditions and pricing that are consistent with the terms, conditions and pricing customarily used by Blue Ox in similar agreements they have with third parties.
Labcorp Agreement
In January 2021, we entered into a commercialization agreement with Labcorp, pursuant to which we appointed Labcorp as a distributor of the PreTRM test in the field of prediction of a patient’s likelihood to deliver a baby at less than 37 weeks’ gestation in the United States. Under the agreement, we may also engage Labcorp to perform certain sample collection, processing, and shipment services. The commercialization agreement with Labcorp contains terms, conditions and pricing that are consistent with the terms, conditions and pricing customarily used by Labcorp in similar agreements they have with third parties. See the “Business — Labcorp Agreement” section of this prospectus for a further description of this agreement.
Investors’ Rights, Voting and Restricted Stock Agreements
In connection with our Series D convertible preferred stock financing and Series E convertible preferred stock financing, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock — Registration Rights.”
Indemnification Agreements
Prior to the closing of this offering, we intend to enter agreements to indemnify our directors and certain executive officers. These agreements will, among other things, require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.
Policies and Procedures for Related Party Transactions
In connection with this offering, we plan to adopt a written policy, effective upon completion of this offering, that requires all future transactions between us and any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons, as defined in Item 404 of Regulation S-K, or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. Any request for such a transaction must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

PRINCIPAL STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2021 for:
•
each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our current directors and executive officers as a group.

To the extent that the underwriters sell more than                 shares in this offering, the underwriters have the option to purchase up to an additional                 shares at the initial public offering price less the underwriting discount.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe, based on the information provided to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.
The percentage of beneficial ownership prior to this offering in the table below is based on 53,685,476 shares of common stock deemed to be outstanding as of April 30, 2021, assuming the conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering, and the percentage of beneficial ownership after this offering in the table below is based on                 shares of common stock assumed to be outstanding after the closing of the offering. The information in the table below assumes conversion of all warrants to purchase shares of preferred stock into warrants to purchase shares of common stock upon the closing of the offering. The information in the table below assumes no exercise of the underwriters’ option to purchase additional shares. Warrants or Options to purchase shares of common stock that are exercisable within 60 days of April 30, 2021 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner(1)		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Blue Ox Healthcare Partners, LLC(2)	9,465,582	17.1%	%
ATH Holding Company, LLC(3)	6,655,446	11.9%	%
Entities affiliated with Domain Associates, LLC(4)	5,350,138	9.9%	%
InterWest Partners X, LP(5)	5,285,858	9.8%	%
Chione, Ltd.(6)	3,792,309	7.0%	%
Laboratory Corporation of America Holdings(7)	3,456,048	6.4%	%
Vivo Capital Fund IX, L.P.(8)	3,338,898	6.2%	%
aMoon Growth Fund Limited Partnership(9)	3,338,898	6.2%	%
Entities affiliated with Baker Bros. Advisors LP(10)	2,921,536	5.4%	%
Named Executive Officers and Directors:
Dennis Farrar(11)	731,433	1.4%	%
Joshua Phillips(12)	2,076,921	3.9%	%
Mansoor Raza Mirza, M.D.(13)	78,065	*	%
Ryan Trimble(14)	235,827	*	%
Kim Kamdar, Ph.D.(15)	5,363,920	9.9%	%
Michael F. Minahan(16)	—	*	%
Elizabeth Canis(17)	—	*	%
Marcus Wilson, Pharm.D.(18)	—	*	%
Joseph Siletto(19)	—	*	%
Charles D. Kennedy, M.D.(20)	9,465,582	17.1%	%
Gregory C. Critchfield, M.D., M.S.(21)	2,629,184	4.8%	%
Nadia Altomare(22)	522,545	1.0%	%
John J. Boniface, Ph.D.(23)	772,235	1.4%	%
Garrett K. Lam, M.D.	80,593	*	%
All current executive officers and directors as a group (21 persons)(24)	23,358,616	39.6%	%

*
Indicates beneficial ownership of less than 1%.

(1)
Unless otherwise indicated, the address of all listed stockholders is c/o Sera Prognostics, Inc., 2749 East Parleys Way, Suite 200, Salt Lake City, UT 84109.

(2)
Consists of (i) 7,890,120 shares of common stock issuable upon the conversion of preferred stock and (ii) 1,575,462 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date. Blue Ox Healthcare Partners, LLC is the manager of each of Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC, and BXHCP SP III, LLC, and may be deemed to have voting, investment and dispositive power with respect to the shares held by Blue Ox Healthcare Partners SP, LLC, BXHCP SP II, LLC, and BXHCP SP III, LLC. Charles D. Kennedy MD, Oded Levy, and John A. Neczesny, managing partners of Blue Ox Healthcare Partners, LLC, each may be deemed to share voting, investment and dispositive power with respect to these shares.

(3)
Consists of (i) 4,577,906 shares of common stock issuable upon the conversion of preferred stock and (ii) 2,077,540 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by ATH Holding Company, LLC. Anthem, Inc., an Indiana corporation, holds one hundred percent (100%) of the beneficial ownership of ATH Holding Company, LLC. Anthem, Inc. is a publicly traded corporation whose beneficial ownership is held by numerous individuals and entities. The address of ATH Holding Company, LLC is c/o Anthem, Inc., 220 Virginia Avenue, Indianapolis, IN 46205.
(4)
Consists of (i) 4,986,364 shares of common stock issuable upon the conversion of preferred stock held by Domain Partners VIII, L.P. (Domain VIII), (ii) 36,999 shares of common stock issuable upon the conversion of preferred stock held by DP VIII Associates, L.P. (DP VIII), (iii) 64,283 shares of common stock held by Domain Associates, LLC (Domain Associates) and (iv) 260,558 shares of common stock underlying warrants held by Domain VIII and 1,934 shares of common stock underlying warrants held by DP VIII, that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date. The address of Domain VIII, DP VIII and Domain Associates is 202 Carnegie Center, Suite 104, Princeton, NJ 08540.

(5)
Consists of (i) 5,023,366 shares of common stock issuable upon the conversion of preferred stock and (ii) 262,492 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date. InterWest Management Partners X, LLC, or IMP10, is the general partner of InterWest Partners X, L.P. and may be deemed to have voting, investment and dispositive power with respect to the shares held by InterWest Partners X, L.P. Gilbert H. Kliman, managing director of IMP10, and Khaled A. Nasr and Keval Desai, venture members of IMP10, each may be deemed to share voting, investment and dispositive power with respect to these shares.

(6)
Consists of (i) 3,358,491 shares of common stock issuable upon the conversion of preferred stock and (ii) 433,818 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date. Chione’s directors, Marcin Czernik, Andreas Hadjimichael and Anastasios Nikolaou, and its sole stockholder, Wiaczeslaw Smolokowski, may be deemed to share voting and investment power and beneficial ownership with respect to such shares. Each of such directors and stockholder disclaims such voting and investment power and beneficial ownership. Chione’s address is Simou Menardou 5, Kifisia Court. Office 225, Larnaca, Cyprus.

(7)
Consists of (i) 3,284,424 shares of common stock issuable upon the conversion of preferred stock and (ii) 171,624 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Laboratory Corporation of America Holdings. The address of Laboratory Corporation of America Holdings is 531 South Spring Street, Burlington, North Carolina 27215.

(8)
Consists of 3,338,898 shares of common stock issuable upon the conversion of preferred stock, which are held of record by Vivo Capital Fund IX, L.P. Vivo Capital IX, LLC is the general partner of Vivo Capital Fund IX, L.P. The voting members of Vivo Capital IX, LLC are Frank Kung, Edgar Engleman, Shan Fu, Hongbo Lu, Mahendra Shah, Jack Nielsen and Michael Chang. None of such voting members have individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares. The principal business address of Vivo Capital IX, LLC is 192 Lytton Avenue, Palo Alto, CA 94301.

(9)
Consists of 3,338,898 shares of common stock issuable upon the conversion of preferred stock held by aMoon Growth Fund Limited Partnership, or aMoon Growth. aMoon Growth Fund G.P. Limited Partnership, or aMoon GP, is the sole general partner of aMoon Growth. aMoon General Partner Ltd., or aMoon Ltd., is the sole general partner of aMoon GP. Dr. Yair Schindel is the sole shareholder of aMoon Ltd. By virtue of such relationships, aMoon GP, aMoon Ltd. and Dr. Schindel may be deemed to have shared voting and investment power with respect to the shares of common stock held by aMoon Growth. Dr. Schindel disclaims beneficial ownership of the shares of common stock held by aMoon, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

(10)
Consists of (i) 214,005 shares of common stock issuable upon the conversion of preferred stock directly held by 667, L.P. (“667”) and (ii) 2,707,531 shares of common stock issuable upon the conversion of preferred stock directly held by Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “BBA Funds”). Baker Bros. Advisors LP (“BBA”) is the management company and investment adviser to the BBA Funds and has the sole voting and investment power with respect to the shares held by the BBA Funds. Baker Bros. Advisors (GP) LLC (BBA-GP) is the sole general partner of BBA. The managing members of BBA-GP are Julian C. Baker and Felix J. Baker. BBA-GP, Felix J. Baker and Julian C. Baker as managing members of BBA-GP, and BBA may be deemed to be beneficial owners of the shares directly held by the BBA Funds. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The business address of the entities listed herein is 860 Washington Street, 3rd Floor, New York, NY 10014.
(11)
Includes 653,368 shares of common stock issuable upon conversion of preferred stock held by UpStart Life Sciences Capital, LP. Mr. Farrar is the co-founder and Managing Partner of UpStart Life Sciences Capital, LP and may be deemed to beneficially own the shares held by UpStart Life Sciences Capital, LP. Mr. Farrar disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(12)
Consists of (i) 78,065 shares of common stock held by Catalyst Health Ventures, L.P. (CHV LP), (ii) 729,964 shares of common stock issuable upon the conversion of preferred stock held by CHV LP, (iii) 25,928 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by CHV LP, (iv) 345,235 shares of common stock issuable upon the conversion of preferred stock held by Catalyst Health Ventures (PF), L.P. (CHV PF), (v) 778,262 shares of common stock issuable upon the conversion of preferred stock held by CHV Investments, LLC (CHV Investments), (vi) 40,662 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by CHV Investments, (vii) 74,945 shares of common stock issuable upon the conversion of preferred stock held by Catalyst Health Ventures Follow-on Fund, L.P. (CHV FO) (together with CHV LP, CHV PF and CHV Investments, the CHV Funds), (viii) 3,860 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by CHV FO. CHV GP LLC is the general partner of CHV LP and CHV PF. CHV III GP LLC is the general partner of CHV Investments and CHV FO. Joshua Phillips, a member of our board of directors, is a managing member of CHV GP LLC and CHV III GP LLC, and a limited partner of CHV PF, CHV Investments, CHV GP LLC and CHV III GP LLC. The securities held by the CHV Funds may be deemed to be beneficially owned by Joshua Phillips. Joshua Phillips disclaims beneficial ownership of these securities except to the extent of his pecuniary benefit therein.

(13)
Consists of 78,065 shares of common stock underlying options that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Dr. Mirza.

(14)
Consists of (i) 209,053 shares of common stock issuable upon the conversion of preferred stock held by the Trimble Trust and (ii) 26,774 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by the Trimble Trust. Mr. Trimble is the Trustee for the Trimble Trust and may be deemed to beneficially own the shares held by the Trimble Trust.

(15)
Consists of (i) 4,986,364 shares of common stock issuable upon the conversion of preferred stock held by Domain VIII (ii) 36,999 shares of common stock issuable upon the conversion of preferred stock held by DP VIII (iii) 64,283 shares of common stock held by Domain Associates, (iv) 13,782 shares of common stock held by Dr. Kamdar, and (v) 260,558 shares of common stock underlying warrants held by Domain VIII and 1,934 shares of common stock underlying warrants held by DP VIII, that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date. Dr. Kamdar, member of our Board, is a Member of One Palmer Square Associates VIII, LLC, the General Partner of Domain VIII and DP VIII Associates, and a Managing Member of Domain Associates and may be deemed to beneficially own the shares held by Domain VIII, DPVIII and Domain Associates. Dr. Kamdar disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein.

(16)
Mr. Minahan, a member of our board of directors, is Senior VP and General Manager for Integrated Genetics, a division of Laboratory Corporation of America Holdings, but has no voting or investment power with respect to the securities described in footnote 7.

(17)
Ms. Canis, a member of our board of directors, is Vice President, Emerging Businesses & Partnerships at Anthem, which is affiliated with ATH Holding Company, LLC. Ms. Canis has no voting or investment power with respect to the securities described in footnote 3.

(18)
Dr. Wilson, a member of our board of directors, is the CAO at Anthem, which is affiliated with ATH Holding Company, LLC. Mr. Wilson has no voting or investment power with respect to the securities described in footnote 3.

(19)
Mr. Siletto, a member of our board of directors, is a Managing Director of Vivo Capital LLC.

(20)
Consists of (i) 7,890,120 shares of common stock issuable upon the conversion of preferred stock and (ii) 1,575,462 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Blue Ox Healthcare Partners SP, LLC as set forth in footnote 2. Dr. Kennedy, a member of our board of directors, is a managing partner of Blue Ox Healthcare Partners, LLC, and may be deemed to share voting, investment and dispositive power with respect to these shares.

(21)
Consists of (i) 1,652,693 shares of common stock issuable upon the conversion of preferred stock and (ii) 18,346 shares of common stock underlying warrants that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date, each held by the Gregory C. Critchfield & Trust, of which Dr. Critchfield is a Trustee, and (iii) 958,145 shares of common stock underlying options that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Dr. Critchfield.

(22)
Consist 522,545 shares of common stock underlying options that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Ms. Altomare.

(23)
Consist of 772,235 shares of common stock underlying options that are exercisable as of April 30, 2021 or will become exercisable within 60 days of such date held by Mr. Boniface.

(24)
See footnotes 11 to 23. Also includes shares beneficially owned by Jay Moyes, Douglas Fisher, M.D., John Peltier, Ph.D., Thomas Garite, Nichole L. Martin and Benjamin Jackson, each of whom are executive officers but not named executive officers.

DESCRIPTION OF CAPITAL STOCK
General
Upon the completion of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.0001 per share, and                 shares of preferred stock, par value $0.0001 per share, all of which will be undesignated. As of December 31, 2020, there were 3,535,688 shares of our common stock issued and outstanding. This amount excludes our outstanding shares of convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February, March and April 2021, which will automatically convert into an aggregate of 49,562,136 shares of our common stock upon completion of this offering. Based on the number of shares of our common stock outstanding as of December 31, 2020 and assuming (i) the conversion of all outstanding shares of our preferred stock and (ii) the issuance by us of                 shares of our common stock in this offering, there will be         shares of common stock outstanding and no shares of preferred stock outstanding upon the completion of this offering. As of December 31, 2020, we had approximately 86 record holders of our capital stock.
The following description of our capital stock and provisions of our sixth amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our sixth amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect the content of the sixth amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the completion of this offering.
Common Stock
Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of our holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under the “— Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus, the affirmative vote of a majority of the shares of common stock present in person or by proxy, is generally required to take action under our sixth amended and restated certificate of incorporation and amended and restated by-laws.
Preferred Stock
Upon the completion of this offering, our board of directors will be authorized, without action by our stockholders, to designate and issue up to an aggregate of                 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also the “— Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws” section of this prospectus.
Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock following completion of this offering.
Stock Options
As of December 31, 2020, options to purchase an aggregate of 8,517,220 shares of our common stock at a weighted-average exercise price of $0.79 were outstanding.
Warrants
In connection with the Series E Preferred Stock Financing, we issued a warrant to purchase an aggregate of 1,501,502 shares of common stock, initially exercisable at a price of $9.99 per share, or the Series E Warrant. The Series E Warrant may be exercised until the date that is five years after the issuance date of the Series E Warrant.
In connection with the Series D Preferred Stock Financing, we issued warrants to purchase an aggregate of 2,099,384 shares of common stock, initially exercisable at a price of $4.34 per share, or the $4.34 Warrants, and warrants to purchase an aggregate of 2,099,384 shares of common stock, initially exercisable at a price of $5.21 per share, or the $5.21 Warrants and together with the $4.34 Warrants, the Series D Warrants. Each of the Series D Warrants may be exercised until the date that is ten years after the issuance date of the Series D Warrants. The $4.34 Warrants are subject to an anti-dilution provision, pursuant to which, with certain exceptions, if we issue shares of common stock for no consideration or at a price that is less than the warrant exercise price then in effect, the warrant exercise price shall thereafter be adjusted to be a price that is 120% of the lower price at which such shares were issued, subject to a floor price of $3.47 per share, and subject to adjustment for stock splits, stock dividends, combinations or similar events. The $5.21 Warrants are subject to an anti-dilution provision, pursuant to which, with certain exceptions, if we issue shares of common stock for no consideration or at a price that is less than 83.3% of the warrant exercise price then in effect, the warrant exercise price shall thereafter be adjusted to be a price that is 120% of the lower price at which such shares were issued, subject to a floor price of $4.17 per share, and subject to adjustment for stock splits, stock dividends, combinations or similar events.
In addition to the Series E Warrant and the Series D Warrants, as of December 31, 2020, the following warrants were outstanding: (i) warrants to purchase 33,222 shares of our series A-2 preferred stock, which have an exercise price of $2.50 per share, and will be converted into warrants to purchase shares of common stock upon completion of this offering, (ii) warrants to purchase 60,000 shares of our series B-1 preferred stock, which have an exercise price of $2.50 per share, and will be converted into warrants to purchase shares of common stock upon completion of this offering, (iii) warrants to purchase 12,500 shares of our series B-2 preferred stock, which have an exercise price of $4.00 per share, and will be converted into warrants to purchase shares of common stock upon completion of this offering, (iv) warrants to purchase 16,806 shares of our series C-1 preferred stock, which have an exercise price of $5.95 per share, and will be converted into warrants to purchase shares of common stock upon completion of this offering and (v) a warrant to purchase 47,005 shares of our series D preferred stock, which has an exercise price of $4.34 per share, and will be converted into warrants to purchase shares of common stock upon completion of this offering.
Registration Rights
We entered into a Fourth Amended and Restated Investors’ Rights Agreement, dated as of February 23, 2021, or the Investors’ Rights Agreement, with certain holders of our capital stock. These shares will represent approximately    % of our outstanding common stock after this offering, or    % if the underwriters exercise their option to purchase additional shares in full, and excluding shares of common stock, if any, purchased by any holders of registration rights in this offering. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.
Under the Investors’ Rights Agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a registration upon demand of the holders of registrable shares within 90 days following the effective date of any registration statement that we file covering a firm commitment underwritten public offering in which the holders of registrable shares were entitled to join and in which we effectively registered all registrable shares that were requested to be registered.
Demand Registration Rights
Following the date that is 180 days after the date of this prospectus, the holders of at least a majority of registrable securities then outstanding under the Investors’ Rights Agreement may require us to file a registration statement under the Securities Act on a Form S-1 at our expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $5.0 million, and we are required to effect the registration as soon as practicable, and in any event within 120 days. Any time after we are eligible to use a registration statement on Form S-3, the holders of at least 25% of our registrable securities under the Investors’ Rights Agreement may require us to file a registration statement on Form S-3 at our expense, subject to certain exceptions, with respect to the then outstanding registrable securities of such holders having an anticipated aggregate offering price of at least $3.0 million, and we are required to effect the registration as soon as practicable, and in any event within 90 days.
Piggyback Registration Rights
If we propose to file a registration statement under the Securities Act for the purposes of a public offering of our securities (including, but not limited to, registration statements relating to a secondary offering of our securities but excluding (i) a registration statement relating to the sale of securities to employees pursuant to a stock option, stock purchase, or similar plan; (ii) with respect to any corporate reorganization or transaction under Rule 145 of the Securities Act; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; or (iv) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered), the holders of registrable securities are entitled to receive notice of such registration and to request that we include their registrable securities for resale in the registration statement. The underwriters of the offering will have the right to limit the number of shares to be included in such registration.
Expenses of Registration
We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders, in the event of misstatements or omissions in the registration statement attributable to us except in the event of fraud, and they are obligated to indemnify us for misstatements or omissions attributable to them.
Expiration of Registration Rights
The registration rights will terminate upon the earliest to occur of the closing of certain liquidation events, such time when all of the holder’s registrable securities may be sold without limitation (and without the requirement for us to be in compliance with the current public information requirement) under Rule 144 of the Securities Act and the fifth anniversary of the closing date of this offering.
Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-Laws
Our sixth amended and restated certificate of incorporation and amended and restated by-laws that will take effect in connection with the completion of this offering will include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies
In accordance with our sixth amended and restated certificate of incorporation, our board of directors will be divided into three classes serving three-year terms, with one class being elected each year. Our sixth amended and restated certificate of incorporation will also provide that directors may be removed only for cause and then only by the affirmative vote of the holders of majority of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, will only be able to be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum.
No Written Consent of Stockholders
Our sixth amended and restated certificate of incorporation will provide that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.
Meetings of Stockholders
Our amended and restated by-laws will provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our amended and restated by-laws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures will provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
Amendment to By-Laws and Certificate of Incorporation
As required by the Delaware General Corporation Law, any amendment of our sixth amended and restated certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our sixth amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, exclusive jurisdiction of Delaware Courts and the amendment of our amended and restated by-laws and sixth amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Blank Check Preferred Stock
Our sixth amended and restated certificate of incorporation will provide for                 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our sixth amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Section 203 of the Delaware General Corporation Law
Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Exclusive Jurisdiction of Certain Actions
Our amended and restated certificate of incorporation that will become effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claim for: (1) any derivative action or proceeding brought on our behalf; (2) any action or proceeding asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws (in each case, as they may be amended from time to time); (4) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or bylaws; (5) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine. The choice of forum provision does not apply to any actions arising under the Exchange Act. Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Utah will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We have chosen the United States District Court for the District of Utah as the exclusive forum for such Securities Act causes of action because our principal executive offices are located in Salt Lake City, Utah. In addition, our amended and restated certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former director, officer, other employee, agent, or stockholder to the company, which may discourage such claims against us or any of our current or former director, officer, other employee, agent, or stockholder to the company and result in increased costs for investors to bring a claim. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
Nasdaq Global Market Listing
We have submitted an application to list our common stock on The Nasdaq Global Market under the trading symbol “SERA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be         . The transfer agent and registrar’s address is         .

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot assure investors that an active trading market for our common stock will develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of Restricted Shares
Upon the completion of this offering, based on the number of shares of our common stock outstanding as of December 31, 2020, and assuming (1) the conversion of our outstanding convertible preferred stock, including the 16,744,569 shares of Series E convertible stock issued in February, March and April 2021, into an aggregate of 49,562,136 shares of our common stock, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of outstanding options, we will have outstanding an aggregate of approximately                 shares of common stock. Of these shares, all of the           shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:
•
beginning on the date of this prospectus, the           shares of common stock sold in this offering will be immediately available for sale in the public market;

•
beginning 181 days after the date of this prospectus,           additional shares of common stock will become eligible for sale in the public market, of which           shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•
the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements
In connection with this offering, we, our directors, our executive officers and stockholders holding substantially all of our shares of common stock outstanding as of      , 2021 (assuming conversion of all of our outstanding shares of convertible preferred stock), and substantially all of our option holders who are not also stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Citigroup Global Markets Inc., Cowen and Company, LLC and William Blair & Company, L.L.C. as the representatives of the underwriters and certain other exceptions. The representatives of the underwriters have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. See the “Underwriting” section of this prospectus for additional information.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the sales proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
•
1% of the number of common shares then outstanding, which will equal approximately           shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of       , 2021, the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants); or

•
the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).
Registration Rights
Based on the number of shares outstanding as of       , 2021, after the completion of this offering, the holders of approximately       million shares of our common stock, or their transferees, will, subject to any lock-up agreements they have entered into, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, please see the “Description of Capital Stock — Registration Rights” section of this prospectus. If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.
Equity Incentive Plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under equity incentive plans. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to Non-U.S. Holders (defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any U.S. state or local or any non-U.S. jurisdiction, the 3.8% Medicare tax on net investment income or any alternative minimum tax consequences, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to a Non-U.S. Holder’s particular circumstances or to a Non-U.S. Holder that may be subject to special tax rules, including, without limitation:
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banks, insurance companies or other financial institutions;

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tax-exempt organizations, tax-qualified retirement plans, or government organizations;

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brokers of or dealers in securities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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persons that own, or are deemed to constructively own, more than five percent of our capital stock (except to the extent specifically set forth below);

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certain U.S. expatriates, former citizens, or former long-term residents of the United States;

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persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, other integrated investment, or other risk reduction transaction;

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persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes);

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons whose functional currency is not the U.S. dollar;

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real estate investment trusts or regulated investment companies;

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pension plans;

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pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

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persons for whom our stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

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persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451(b) of the Code;

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integral parts or controlled entities of foreign sovereigns;

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tax-qualified retirement plans;

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“controlled foreign corporations” (including “specified foreign corporations”);

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“passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax; or

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persons that acquire our common stock as compensation for services.

In addition, if a partnership, including any entity or arrangement classified as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal income tax consequences to them of the purchase, ownership, and disposition of our common stock.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local or any non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Definition of a Non-U.S. Holder
For purposes of this summary, a “Non-U.S. Holder” is any beneficial owner of our common stock that is not a “U.S. person,” and is not a partnership, or an entity disregarded from its owner, each for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.
Distributions
As discussed under the “Dividend Policy” section of this prospectus, we do not anticipate paying any dividends on our capital stock in the foreseeable future. If we make distributions on our common stock, those payments will constitute dividends for U.S. income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a Non-U.S. Holder’s basis in our common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described in the “— Gain on Sale or Other Disposition of Common Stock” section of this prospectus. Any such distributions would be subject to the discussions below regarding back-up withholding and FATCA.
Subject to the discussion below on effectively connected income, any dividend paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide us or our agent with an IRS Form W-8BEN (generally including a U.S. taxpayer identification number), IRS Form W-8-BEN-E or another appropriate version of IRS Form W-8 (or a successor form), which must be updated periodically, and which, in each case, must certify qualification for the reduced rate. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) generally are exempt from the withholding tax described above. In order to obtain this exemption, the Non-U.S. Holder must provide the applicable withholding agent with an IRS Form W-8ECI or successor form or other applicable IRS Form W-8 certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are Non-U.S. Holder that is a corporation, dividends you receive that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the you in the United States) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.
If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may be able to obtain a refund of any excess amounts currently withheld if you timely file an appropriate claim for refund with the IRS.
Gain on Sale or Other Disposition of Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a Non-U.S. Holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and for a Non-U.S. Holder that is a corporation, such Non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items;

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the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the Non-U.S. Holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States) (subject to applicable income tax or other treaties) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

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our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax as long as our common stock is regularly traded on an established securities market, as defined by applicable Treasury Regulations, and such Non-U.S. Holder does not, actually or constructively, hold more than five percent of our common stock at any time during the applicable period that is specified in the Code. If the foregoing exception does not apply, then if we are or were to become a USRPHC a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. Holder from a sale of our common stock and such Non-U.S. Holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons.

Backup Withholding and Information Reporting
Generally, we must file information returns annually to the IRS in connection with any dividends on our common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. A similar report will be sent to the Non-U.S. Holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the Non-U.S. Holder’s country of residence.
Payments of dividends or of proceeds on the disposition of stock made to a Non-U.S. Holder may be subject to additional information reporting and backup withholding at a current rate of 24% unless such

Non-U.S. Holder establishes an exemption, for example by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, or another appropriate version of IRS Form W-8 (or a successor form). Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a holder is a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax on certain types of payments made to foreign financial institutions and certain other non-U.S. entities. FATCA imposes a 30% withholding tax on certain payments made to a “foreign financial institution” or to certain “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If the country in which a payee is resident has entered into an “intergovernmental agreement” with the United States regarding FATCA, that agreement may permit the payee to report to that country rather than to the U.S. Department of the Treasury. FATCA currently applies to dividends paid on our common stock. On December 13, 2018, the U.S. Treasury Department released proposed Treasury Regulations under FATCA providing for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of our common stock. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA will not apply to gross proceeds from sales or other dispositions of our common stock.
Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the possible impact of these rules on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.
Federal Estate Tax
Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.
THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING
Citigroup Global Markets Inc., Cowen and Company, LLC and William Blair & Company, L.L.C., the Representatives, are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, with respect to the shares being offered, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:
Underwriter	Number of Shares
Citigroup Global Markets Inc.
Cowen and Company, LLC
William Blair & Company, L.L.C.
Total
The underwriting agreement provides that the obligations of the underwriters to purchase the shares of our common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.
Shares of our common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $      per share. After the initial public offering of the shares of our common stock, if all the shares of our common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.
If the underwriters sell more shares of our common stock than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of our common stock approximately proportionate to that underwriter’s initial purchase commitment set forth in the table above. Any shares of our common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of our common stock that are the subject of this offering.
We, our officers and directors and substantially all of our stockholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of, including the filing of a registration statement in respect of, or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock. The Representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.
Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of our common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “SERA”.
The following table shows the per share and total public offering price, underwriting discounts and commissions that we are to pay to the underwriters and proceeds to us, before expenses, in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option:
Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions paid by us	$	$	$
Proceeds to us, before expenses	$	$	$
We estimate that expenses payable by us in connection with this offering, exclusive of underwriting discounts and commissions, will be approximately $       million. We have also agreed to reimburse the underwriters for expenses in an amount up to $       relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.
In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market.
Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ over-allotment option, and other transactions that would stabilize, maintain or otherwise affect the price of our common stock.
•
Short sales involve secondary market sales by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering:

•
“Covered” short sales are sales of shares of our common stock in an amount up to the number of shares of our common stock represented by the underwriters’ over-allotment option.

•
“Naked” short sales are sales of shares of our common stock in an amount in excess of the number of shares of our common stock represented by the underwriters’ over-allotment option.

•
The underwriters can close out a short position by purchasing additional shares of our common stock, either pursuant to the underwriters’ over-allotment option or in the open market.

•
To close a naked short position, the underwriters must purchase shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

•
To close a covered short position, the underwriters must purchase shares of our common stock in the open market or exercise their over-allotment option. In determining the source of shares of our common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared to the price at which they may purchase shares of our common stock through their over- allotment option.

•
As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock on the Nasdaq Global Market, as long as such bids do not exceed a specified maximum, to stabilize the price of the shares of our common stock.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares of our common stock to be higher than the price that would otherwise prevail in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. The underwriters are not required to engage in any of these transactions and may discontinue them at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters or their respective affiliates. The representatives may agree with us to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ or their respective affiliates’ websites and any information contained in any other website maintained by any of the underwriters or their respective affiliates is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors in this offering.
Other Relationships
The underwriters are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and their affiliates may also make independent investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area (each, a Relevant Member State), an offer of shares of our common stock described in this prospectus may not be made to the public in that Relevant Member State other than under the following exemptions under the EU Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.
For purposes of this provision, the expression an “offer to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.
The sellers of the shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of the shares of our common stock, other than the underwriters, is authorized to make any further offer of the shares of our common stock on behalf of the sellers or the underwriters.
Notice to Prospective Investors in the United Kingdom
This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of the UK version of the EU Prospectus Regulation which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order), or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order; or (3) any other person to whom this prospectus may otherwise lawfully be communicated or caused to be communicated to under the Order (each such person being referred to as a relevant person).
This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to Prospective Investors in Switzerland
An offer of shares of our common stock described in this prospectus may not be made to the public in Switzerland (within the meaning of Sections 3 and 35 the Swiss Financial Services Act (the FinSA) and of its implementing ordinance) other than under any of the statutory exemptions from the requirement to prepare and publish a prospectus, in particular Sections 36 to 38 FinSA, including (without limitations):
•
the offering in Switzerland is limited to professional clients (as defined in the FinSA) only;

•
the offering in Switzerland is addressed at fewer than 500 investors;

•
the offering in Switzerland is limited to shares of our common stock allocated to current or former members of the board of directors or management board or employees of our company or affiliated entities; or

•
the shares of our common stock are admitted to trading on a foreign trading venue whose regulation, supervision and transparency are acknowledged as being appropriate by the domestic trading venue or whose transparency for investors is ensured in another manner.

Moreover, the shares of our common stock described in the prospectus are not admitted to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. This prospectus and its contents do not constitute a prospectus pursuant to the FinSA, and no such prospectus within the meaning of the FinSA has been or will be prepared for or in connection with the offering of the shares of our common stock.
Notice to Prospective Investors in Australia
No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act) in relation to our common stock has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:
•
you confirm and warrant that you are either:

•
a “sophisticated investor” under Section 708(8)(a) or (b) of the Corporations Act;

•
a “sophisticated investor” under Section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of Section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; a person associated with the company under Section 708(12) of the Corporations Act; or

•
a “professional investor” within the meaning of Section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

•
you warrant and agree that you will not offer any of our common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under Section 708 of the Corporations Act.

Notice to Prospective Investors in Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Chile
The shares of our common stock are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).
Notice to Prospective Investors in France
Neither this prospectus nor any other offering material relating to the shares of our common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of our common stock has been or will be:
•
released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•
used in connection with any offer for subscription or sale of the shares of our common stock to the public in France.

Such offers, sales and distributions will be made in France only:
•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1and D.764-1 of the French Code monétaire et financier;

•
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares of our common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Notice to Prospective Investors in Germany
Neither this prospectus nor any other offering material relating to shares of our common stock described in this prospectus has been filed with or approved by the German Financial Services Supervisory Authority (undesanstalt für Finanzdienstleistungsaufsicht, or BaFin) according to the German Securities Prospectus Act (Wertpapierprospektgesetz, or WpPG), the German Investment Code (Kapitalanlagegesetzbuch) or the German Capital Investment Act (Vermögensanlagengesetz) or with any other governmental or regulatory authority in Germany.
The offering is not being made, and may not be made to the public in Germany as a Relevant Member State, except pursuant to one of the exemptions under the EU Prospectus Regulation set out in the Notice to Prospective Investors in the European Economic Area above. For Germany as on Relevant Member State, the EU Prospectus Regulation was supplemented by the WpPG.
Notice to Prospective Investors in Hong Kong
The shares of our common stock may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to Prospective Investors in the State of Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728 — 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 — 1968, including, inter alia, if: (1) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (2) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 — 1968, subject to certain conditions, or Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require us to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 — 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 — 1968. In particular, we may request that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (1) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968; (2) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 — 1968 regarding Qualified Investors is applicable to it; (3) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 — 1968 and the regulations promulgated thereunder in connection with this offering; (4) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 — 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 -1968; and (5) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Notice to Prospective Investors in Japan
The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares of our common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (1) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant party which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares of our common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares of our common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•
where no consideration is or will be given for the transfer; or

•
where the transfer is by operation of law.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C., Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.
EXPERTS
The financial statements of Sera Prognostics, Inc. at December 31, 2020 and 2019, and for each of the two years in the period ended December 31, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing the previously disclosed conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon the completion of this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov.
Our website address is https://www.seraprognostics.com/. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Sera Prognostics, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Sera Prognostics, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
The Company’s Ability to Continue as a Going Concern
Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 26, 2021, which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern, the Company, as discussed in Note 1 and paragraph 5 of Note 16, has completed the issuance of its Series E preferred stock resulting in net proceeds of $100.1 million. Therefore, the conditions that raised substantial doubt about whether the Company will continue as a going concern no longer exist.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company's auditor since 2012.
Salt Lake City, Utah
March 26, 2021
except for Note 1 and paragraph 5 of Note 16, as to which the date is
May 5, 2021

SERA PROGNOSTICS, INC.
Balance Sheets
(in thousands, except share and per share data)
	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$13,533	$21,390
Accounts receivable	2	1
Prepaid expenses and other current assets	198	161
Total current assets	13,733	21,552
Property and equipment, net	965	1,635
Other assets	98	72
Total assets	$14,796	$23,259
Liabilities, Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$441	$748
Accrued and other current liabilities	1,577	1,303
Accrued interest on convertible note	996	—
Deferred rent, current portion	130	114
Capital lease obligation, current portion	69	72
Convertible promissory note, current portion	4,353	—
Loans payable, current portion	3,676	3,667
Total current liabilities	11,242	5,904
Deferred rent	139	268
Loans payable, net of current portion	348	1,935
Convertible promissory note, net of current portion	—	3,507
Preferred stock warrant liability	474	230
Capital lease obligation, net of current portion	127	134
Other liabilities	—	555
Total liabilities	12,330	12,533
Commitments and contingencies
Convertible preferred stock:
Junior convertible preferred stock, par value of $0.0001; 20,537,294 shares authorized, 20,414,766 shares issued and outstanding as of December 31, 2020 and 2019; aggregate liquidation preference of $78,916 as of December 31, 2020 and 2019;	77,844	77,844
Senior convertible preferred stock, par value of $0.0001; 12,320,844 shares authorized, 11,928,167 and 9,451,206 shares issued and outstanding as of December 31, 2020 and 2019, respectively; aggregate liquidation preference of $102,535 and $81,035 as of December 31, 2020 and 2019, respectively;	50,192	39,506
Stockholders’ deficit:
Common stock, $0.0001 par value; 55,000,000 shares authorized,3,535,688 and 3,170,805 shares issued and outstanding as of December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	5,889	4,987
Accumulated deficit	(131,459)	(111,611)
Total stockholders’ deficit	(125,570)	(106,624)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$14,796	$23,259
The accompanying notes are an integral part of these financial statements

SERA PROGNOSTICS, INC.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
	Year Ended December 31,
	2020	2019
Revenue	$25	$36
Operating expenses:
Cost of revenue	11	18
Research and development	7,782	9,353
Selling and marketing	3,645	2,963
General and administrative	6,558	4,278
Total operating expenses	17,996	16,612
Loss from operations	(17,971)	(16,576)
Interest expense	(1,839)	(1,972)
Other income (expense), net	(38)	2,027
Net loss and comprehensive loss	$(19,848)	$(16,521)
Net loss per share, basic and diluted	$(6.14)	$(5.24)
Weighted-average shares of common stock outstanding, basic and diluted	3,234,476	3,153,654
The accompanying notes are an integral part of these financial statements

SERA PROGNOSTICS, INC.
Statements Of Convertible Preferred Stock And Stockholders’ Deficit
(in thousands, except share and per share data)
	Senior Convertible Preferred Stock		Junior Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2018	—	$—	20,414,766	$77,844	3,126,748	—	$3,617	$(95,090)	$(91,473)
Issuance of Series D senior convertible preferred stock at $4.34 per share, net of issuance costs and commissions of $0.4 million	9,451,206	39,681	—	—	—	—	—	—	—
Fair value of warrants to purchase common stock issued to investors	—	—	—	—	—	—	902	—	902
Fair value of warrants to purchase Series D Senior convertible preferred stock issued as commissions	—	(175)	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options, and vesting of early exercised options	—	—	—	—	44,057	—	30	—	30
Stock-based compensation expense	—	—	—	—	—	—	438	—	438
Net loss	—	—	—	—	—	—	—	(16,521)	(16,521)
Balance as of December 31, 2019	9,451,206	$39,506	20,414,766	$77,844	3,170,805	$—	$4,987	$(111,611)	$(106,624)
Issuance of Series D senior convertible preferred stock at $4.34 per share, net of issuance costs of $0.1 million	2,476,961	10,686	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	—	—	364,883	—	176	—	176
Stock-based compensation expense	—	—	—	—	—	—	726	—	726
Net loss	—	—	—	—	—	—	—	(19,848)	(19,848)
Balance as of December 31, 2020	11,928,167	$50,192	20,414,766	$77,844	3,535,688	$—	$5,889	$(131,459)	$(125,570)
The accompanying notes are an integral part of these financial statements

SERA PROGNOSTICS, INC.
Statements of Cash Flows
(in thousands)
	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(19,848)	$(16,521)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	895	946
Stock-based compensation	726	438
Gain on disposal of fixed assets	—	(103)
Non-cash interest expense	1,589	1,509
Fair value adjustment to tranche forward liability	—	(619)
Other non-cash gain (loss)	81	(1,328)
Changes in operating assets and liabilities:
Accounts receivable	(2)	6
Prepaid expenses and other assets	(62)	23
Accounts payable	(307)	(534)
Deferred rent	(114)	(98)
Accrued and other current liabilities	174	(3,043)
Net cash used in operating activities	(16,868)	(19,324)
Cash flows from investing activities
Purchases of property and equipment	(149)	(109)
Proceeds from disposal of property and equipment	—	103
Net cash used in investing activities	(149)	(6)
Cash flows from financing activities
Proceeds from issuance of Series D convertible preferred stock, net of issuance costs	10,686	29,147
Proceeds allocated to issuance of common stock warrants	—	902
Proceeds from exercise of stock options	176	28
Proceeds from convertible notes payable	—	6,600
Proceeds from loan payable	1,050	—
Payment of loan payable	(2,667)	(3,333)
Capital lease principal payments	(85)	(282)
Payment of deferred finance fees	—	(13)
Net cash provided by financing activities	9,160	33,049
Net (decrease) increase in cash and cash equivalents	(7,857)	13,719
Cash and cash equivalents at beginning of year	21,390	7,671
Cash and cash equivalents at end of year	$13,533	$21,390
Supplemental disclosure of cash flow information
Cash paid for interest expense	$250	$463
Supplemental disclosure of non-cash investing and financing information
Purchases of property and equipment in accounts payable and accruals	$33	$30
Warrants to purchase convertible preferred stock issued as commissions	$—	$175
Conversion of convertible notes and accrued interest to Series D convertible preferred stock	$—	$10,033
The accompanying notes are an integral part of these financial statements

SERA PROGNOSTICS, INC.
Notes to Financial Statements
1. Description of Business and Financial Condition
Sera Prognostics, Inc. (the “Company”) is a women’s health company leveraging its proprietary proteomics and bioinformatics platform to discover, develop and commercialize clinically meaningful and economically impactful biomarker tests with an initial focus on improving pregnancy outcomes. The Company was incorporated in the State of Delaware on January 17, 2008 and its operations are located in Salt Lake City, Utah, including a Clinical Laboratory Improvement Amendments (CLIA)-certified laboratory.
Since its inception, the Company’s activities have consisted of performing research and development, conducting clinical studies, acquiring product rights, raising capital, establishing facilities, and establishing commercial operations to market the PreTRM test.
The Company is subject to risks and uncertainties common to companies in the diagnostics industry, including but not limited to, risks associated with commercializing products, completing preclinical and clinical studies, receiving regulatory approvals for product candidates, if required, development by competitors of new diagnostic products, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Products currently under development will require significant additional research and development efforts, including preclinical and clinical testing, prior to commercialization. These efforts require significant amounts of additional capital and adequate personnel and infrastructure. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
Liquidity and Capital Resources
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.
The Company has incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $131.5 million as of December 31, 2020. The principal sources of the Company’s working capital to date has been the proceeds from the issuance of convertible preferred stock, convertible notes, and bank loans. As of December 31, 2020, the Company had approximately $13.5 million in cash and cash equivalents. From February through April 2021, the Company received an aggregate of $100.1 million in net proceeds from the issuance of Series E convertible preferred stock.
Management expects the Company to incur significant additional operating losses and negative cash flows for the foreseeable future, principally as a result of the Company’s commercialization activities for the PreTRM test, and to support additional clinical studies and anticipated research and development activities. The Company had no material commercial product revenue for the year ended December 31, 2020 and has no recurring sources of licensing or other revenue. There can be no assurance that the Company will eventually achieve significant revenues or profitability to sustain operations, or if achieved, can sustain either on a continuing basis. If the Company is unable to achieve significant revenues or raise additional funding, when needed, it may not be able to continue the development or commercialization of its diagnostic products and could be required to delay, scale back or abandon some or all of its development programs and other operations. Any additional equity financing, if available to the Company, may not be available on favorable terms, may be dilutive to current stockholders, and debt financing, if available, may involve restrictive covenants and dilutive financing instruments. Due to the proceeds from the issuance of Series E convertible preferred stock, management believes that its existing financial resources are sufficient to continue operating activities at least one year past the issuance date of these financial statements. The Company’s future operations are highly dependent on a combination of factors, including (i) the successful commercial launch and market acceptance of the PreTRM test; (ii) the success of other research and development programs; (iii) the development of competitive diagnostic tests by other biotechnology companies; (iv) the Company’s ability to manage growth of the organization; (v) the Company’s ability to protect its technology and products; and, ultimately (vi) the timely and successful completion of any additional financing.

2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and accompanying notes. On an on-going basis, the Company evaluates its estimates, including those related to the determination of fair value of its shares of common stock and stock options, common and preferred stock warrants, valuation of deferred tax assets resulting from net operating losses, and useful lives of property and equipment. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ materially from those estimates.
In December 2019, a novel strain of coronavirus, which causes COVID-19, was identified. Due to the rapid and global spread of the virus, on March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. To slow the proliferation of COVID-19, governments have implemented extraordinary measures, which include the mandatory closure of businesses, restrictions on travel and gatherings, and quarantine and physical distancing requirements.
There were no significant estimates contained in the preparation of the Company’s financial statements or impacts to the Company’s financial statements for the year ended December 31, 2020 that were directly a result of the COVID-19 pandemic. The Company is not aware of any specific event or circumstance that would require an update to its estimates, judgments and assumptions or a revision of the carrying value of the Company’s assets or liabilities as of the date of the financial statements.
Cash and cash equivalents
The Company considers all highly liquid financial instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents. As of December 31, 2020 and 2019, cash and cash equivalents consist of cash and money market accounts and are stated at fair value.
Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains bank deposits in accounts at a single federally insured financial institution and these deposits may exceed federally insured limits. The Company is exposed to credit risk in the event of default by the financial institution holding its cash to the extent recorded in the balance sheet. The Company has not experienced any losses on its deposits of cash.
Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the shorter of estimated useful lives of the assets or the respective lease term. The estimated useful life of each asset category is as follows:
Computer equipment	3 years
Software	3 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining lease term

Amortization expense of assets acquired through capital leases is included in depreciation and amortization expense in the statements of operations and comprehensive loss. Costs of repairs and maintenance that do not extend the useful life or improve the related assets are expensed as incurred. Costs of major replacement or improvement are capitalized. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operating expense. During the years ended December 31, 2020 and 2019, the Company recorded net gains on the disposal of property and equipment of $0.0 million and $0.1 million, respectively.
Leases
The Company rents its facilities under an operating lease agreement and recognizes related rent expense on a straight-line basis over the term of the lease. The lease agreement contains an incentive allowance, rent holidays, scheduled rent increases, and renewal options. Rent holidays and scheduled rent increases are included in the determination of rent expense to be recorded over the lease term. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease. The Company recognizes rent expense beginning on the date it obtains the legal right to use and control the leased space.
Deferred Offering Costs
The Company defers offering costs consisting of legal, accounting and other fees and costs directly associated with in-process equity financings until such financings are consummated. After consummation of the equity financing, these costs are classified in stockholders’ deficit as a reduction of additional paid-in capital recorded as a result of the financing. In the case of preferred stock financing, the costs incurred are recorded against the net proceeds recorded as preferred stock issued by the Company. If the in-process financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the statements of operations and comprehensive loss. As of December 31, 2020, approximately $25.9 thousand of deferred offering costs were recorded within other assets in the accompanying balance sheets. As of December 31, 2019, no such costs were deferred.
Convertible Preferred Stock
The Company records convertible preferred stock based on issuance price on the dates of issuance, net of issuance costs. The convertible preferred stock has been classified outside of stockholders’ deficit as temporary equity on the accompanying balance sheet because the shares contain certain redemption features that are not solely within the control of the Company. The convertible preferred stock is not generally redeemable; however, upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock may have the right to receive its liquidation preference under the terms of the Company’s certificate of incorporation. The carrying values of the convertible preferred stock are adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur.
Revenue Recognition
Revenue is generated from the sale of PreTRM tests. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606. The standard contains principles applied to determine the measurement of revenue and timing of when it is recognized. The Company applies a five-step approach in accordance with the standard: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applies the five-step model when it is probable that the entity will collect the consideration it is entitled to in exchange for fulfilling its performance obligation. The Company recognizes revenue upon delivery of test results, which it considers to be the only performance obligation, and allocates 100% of the transaction price to this performance obligation.
Cost of Revenue
Cost of revenue reflects the aggregate costs incurred in delivering the proteomic testing results to clinicians and includes expenses for third-party sample collection and shipping costs, as well as the Company’s lab personnel, materials and supplies, equipment and infrastructure expenses associated with clinical testing, and allocated overhead including rent and equipment depreciation. Costs associated with performing the Company’s tests are recorded as the tests are processed regardless of whether and when revenue is recognized with respect to such tests.
Research and Development Expenses
The Company expenses all research and development costs as they are incurred. Research and development expenses consist primarily of personnel costs, stock-based compensation charges, clinical trial costs, and third-party contracted services associated with research and development. The Company recognizes expense associated with third-party contracted services based on the completion of activities as specified in the applicable contracts. Costs incurred under contracts with clinical sites are generally accrued as patient encounters occur, consistent with the terms outlined in the associated contract. Upon termination of contracts with third parties, the Company’s obligations are limited to costs incurred or committed to date. As a result, accrued research and development expenses represent the estimated contractual liability to third parties at the reported period.
Stock-based Compensation
The Company recognizes stock-based compensation for all stock-based awards in accordance with ASC 718, Compensation-Stock Compensation, which requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.
The Company estimates the fair value of share-based awards issued under its employee compensation plans using the Black-Scholes option pricing model. Input assumptions used in calculating the fair value of stock-based awards represent management’s estimates and involve inherent uncertainties and the application of management’s judgment. These input assumptions include the estimated fair value of the Company’s common stock, the expected term of the awards, the expected common stock price volatility over the term of the awards, risk-free interest rates, and the expected dividend yield.
The Company uses the simplified calculation of expected life, volatility is based on an average of the historical volatilities of the common stock of select comparable publicly-traded entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. Expected forfeitures are an estimate based on the Company’s historical experience and are re-evaluated annually and adjusted as necessary. The fair value of equity awards is recognized as compensation cost on a straight-line basis by the Company over the employee’s requisite service period (vesting period). Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if the actual forfeitures differ from those estimates. All stock-based compensation costs are recorded in the statements of operations and comprehensive loss based upon the underlying employee’s role within the Company.
Prior to January 1, 2020, equity instruments issued to non-employees were recognized in accordance with ASC 505-50 Equity Based Payments to Non-Employees. Based on this guidance, awards were recorded at their fair value on the measurement date subject to periodic remeasurement and share based compensation expense was recognized over the vesting terms. On January 1, 2020, the Company adopted ASU No. 2018-07 (Topic 718), Compensation — Stock Compensation, which expanded the scope of Topic 718 to include share-based payment transactions with non-employees. The fair value of all outstanding and unvested previously granted non-employee awards was established on January 1, 2020, the effective date of adoption, and share-based compensation expense will continue to be recorded on a straight-line basis over their remaining vesting period, consistent with share-based payment awards granted to employees.
The Company issued a convertible preferred stock warrant (see Note 9 — Capital Structure) in conjunction with the issuance of Series D Convertible Preferred Stock. The award is recorded as a preferred stock warrant liability on the balance sheet and the resulting value is recognized as other income (expense) during each reporting period until the warrant is exercised or expires.

Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Statement of Operations and Comprehensive Loss. Any accrued interest and penalties related to uncertain tax positions will be reflected as a liability in the Balance Sheet.
Segments
The Company operates as one operating segment, which is developing and commercializing its medical diagnostic products. The Company’s chief operating decision maker, its chief executive officer, reviews financial information on an aggregate basis for making decisions regarding resource allocation and assessing performance.
Comprehensive Loss
Comprehensive loss consists of net loss and other gains and losses affecting stockholders’ deficit that, under U.S. GAAP, are excluded from net loss. For the years ended December 31, 2020 and 2019, the Company has no transactions that would be reported to derive comprehensive loss. As such, net loss equals comprehensive loss for the periods presented.
Net Loss per Share Attributable to Common Stockholders
Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration of potentially dilutive securities.
Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, stock options, warrants to purchase common stock, warrants to purchase convertible preferred stock and convertible notes are considered to be potentially dilutive securities.
The Company applies the two-class method to calculate its basic and diluted net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. The Company’s participating securities contractually entitle the holders of such shares to participate in dividends, but do not contractually require the holders of such shares to participate in losses of the Company. In periods in which the Company reports a net loss, losses are not allocated to such participating securities.
Accordingly, in periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (a) no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Recently Issued Accounting Pronouncements Not Yet Adopted
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. The standard was effective for public entities for fiscal years beginning after December 15, 2018 and for private companies for fiscal years beginning after December 15, 2021. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures. The Company expects to adopt this new standard on January 1, 2022 and has not yet determined the effect of the standard on its ongoing financial reporting.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This standard removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. This standard will be effective for the Company on January 1, 2022, with early adoption permitted. We are currently evaluating the potential impact this standard may have on our financial statements and disclosures.
In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which simplifies the accounting for convertible instruments. The guidance removes certain accounting models that separate the embedded conversion features from the host contract for convertible instruments. ASU 2020-06 allows for a modified or full retrospective method of transition. This update is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this change will have on its financial statements.
Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (“SEC”) did not, or are not believed by management to, have a material impact on the Company’s financial position, results of operations or cash flows.
3. Property and Equipment
The following table presents the components of property and equipment, net, as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Computer equipment	$767	$601

	December 31,
	2020	2019
Software	373	373
Laboratory equipment	4,194	4,149
Furniture and fixtures	292	292
Leasehold improvements	701	689
Total property and equipment	6,327	6,104
Less accumulated depreciation and amortization	(5,362)	(4,469)
Property and equipment, net	$965	$1,635

As of December 31, 2020 and 2019, $3.0 million and $2.9 million of the Company’s laboratory equipment was subject to capital leases, which assets had recorded accumulated amortization of $2.6 million and $2.0 million, respectively. Associated amortization expense, included with depreciation expense, for the years ended December 31, 2020 and 2019 totaled $0.6 million.
Depreciation and amortization expense was $0.9 million for the years ended December 31, 2020 and 2019.
4. Accrued and Other Current Liabilities
The following table presents the components of accrued and other current liabilities as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Accrued paid time off	$290	$158
Accrued compensation	996	782
Accrued clinical studies	—	183
Unrecognized grant income	—	43
Bank loan final payment fee	100	—
Other current liabilities	191	137
Total accrued and other current liabilities	$1,577	$1,303

5. Other Income (Expense), net
The following table presents the components of other income (expense), net, for the years ended December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Interest income	$42	$64
Fair value remeasurements	(80)	(129)
Grant income	—	17
Other gains (losses), net	—	2,075
Other income (expense), net	$(38)	$2,027
6. Loans and Convertible Promissory Notes
Bank Loan
In 2014, through a Loan and Security Agreement (the “Loan Agreement”) with Pacific Western Bank (the “Bank”) the Company obtained a term loan for $10.0 million. The Loan Agreement, as amended, has a final repayment date of September 1, 2021. Repayment of amounts borrowed are paid in equal monthly installments of principal, plus all accrued interest. The loan bears interest, on the outstanding daily balance, equal to the greater of 1.0% above the Prime Rate then in effect, or 4.75%. As of December 31, 2020, the Company had total outstanding borrowings of $3.0 million under the Loan Agreement, subject to an interest rate of 4.75% per annum. All of the Company’s scheduled principal payments are due within twelve months of the date of the financial statements and are therefore classified as a current liability.
In addition, the Loan Agreement requires a Final Payment Fee (as defined in the Loan Agreement) equal to one-percent of the aggregate principal amount borrowed, or $0.1 million. This fee, as well as deferred finance fees from the initiation of the bank loan in previous years, are recorded as a deduction from the carrying value of the loan payable and are amortized to interest expense over the remaining term of the Loan Agreement, or earlier termination date.
In connection with Amendment No. 4 to the Loan Agreement, dated March 1, 2017, the Company issued the Bank a fully-vested warrant (the “2017 Warrant”) to purchase 16,806 shares of series C-1 convertible preferred stock, par value $0.0001 per share (the “Series C-1 Convertible Preferred Stock”) at a purchase price of $5.95 per share with a ten-year term. Accounting for the 2017 Warrants is described in Note 11 — Warrants.
The Loan Agreement, as amended, also contains a number of affirmative and restrictive covenants including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness, liens, affiliate transactions, dividends and restricted payments, deposit accounts held at other institutions, and issuance of audited financial statements. The Loan Agreement contains events of default for non-payment of principal and interest when due, a cross-default provision with respect to other indebtedness having an aggregate principal amount of at least $0.1 million and an event of default that would be triggered by a change in control, as defined in the agreement.
As of December 31, 2020, the Company was in compliance with its financial covenants under the Loan Agreement.
Convertible Promissory Notes
In November 2018, the Company authorized the issuance of $7.6 million of subordinated convertible promissory notes (the “2018 Notes”) to existing investors, bearing 5% interest and a maturity date of December 31, 2019. In April 2019, the Company received an additional $0.2 million from an existing investor in conjunction with the 2018 Notes. The 2018 Notes were mandatorily convertible into shares of the Company’s Series D Convertible Preferred Stock and represented an advance of the aggregate purchase price of the closing of the anticipated Series D Convertible Preferred Stock Financing (as defined herein).

In July 2019, all $7.8 million of the 2018 Notes’ principal and $0.2 million of accrued interest converted into 1,850,191 shares of Series D Convertible Preferred Stock at the transaction price of $4.34 per share (the “Series D Original Issue Price”).
In February 2019, the Company authorized the issuance of a $6.4 million subordinated convertible promissory note (the “February 2019 Convertible Note”) to a current stockholder, bearing 12% interest and a maturity date of February 26, 2021, to provide liquidity and additional working capital. On February 15, 2021, the maturity date was extended to March 28, 2021. The February 2019 Convertible Note was optionally convertible into shares of Series D Convertible Preferred Stock at a conversion price equal to 80% of the issuance price of Series D. In July 2019, $1.9 million of the $6.4 million February 2019 Convertible Note’s principal and $0.1 million of accrued interest was converted into 576,938 shares of the Company’s Series D Preferred Stock, at the option of the holder of the February 2019 Convertible Note, at a conversion price equal to 80% of the issuance price of Series D of $4.34 per share. If not repaid or converted prior to the maturity date, the February 2019 Convertible Note’s remaining principal and accrued interest shall convert, at the option of the Holder, into shares of Series C-1 Convertible Preferred Stock and the holder will receive a number of common stock warrants based on the amount of unpaid principal outstanding.
The conversion feature of the February 2019 Convertible Note met the requirements for separate accounting and was recognized as a liability at the measurement date fair value of $2.4 million, subject to remeasurement to fair value, with any changes in estimated fair value recognized as a component of other income (expense), net. A corresponding discount which reduces the carrying value of the February 2019 Convertible Note was also recorded. The unamortized discount was written off in proportion to the partial conversion, with the remaining discount being accreted to interest expense until maturity.
The Company recognized additional interest expense of $0.8 million from accretion of the discount in 2019. On the conversion date, the fair value of the conversion feature increased, resulting in a loss of $0.7 million, which is shown, net of other fair value adjustments, as a component of other income (expense), net (see Note 5 — Other income (expense), net). The proportional fair value of the liability at conversion resulted in a loss on extinguishment of $0.1 million. Pursuant to the terms of the February 2019 Convertible Note, the noteholder could no longer exercise the conversion feature, and therefore the conversion feature had no value, resulting in a gain of $2.2 million. This gain is shown, net of the $0.1 million loss on extinguishment, as other gains (losses), a component of other income (expense), net (see Note 5 — Other income (expense)).
In August 2019, the Company authorized the issuance of a $5.0 million subordinated convertible promissory note (the “August 2019 Note”) to a new investor and non-U.S. commercial partner. The August 2019 Note bore 5% interest and had a maturity date of December 31, 2019. The August 2019 Note was mandatorily convertible into shares of Series D Convertible Preferred Stock with principal and all interest accrued thereon converting at a per share price equal to the price per share at which Series D Convertible Preferred Stock was sold to investors. In August 2019, the August 2019 Note legally converted. Pursuant to the terms of a letter agreement, dated May 10, 2019, by and between the Company and the holder of the August 2019 Note, the holder is entitled to purchase additional shares of Series D Convertible Preferred Stock, in the event that certain milestones, within the Company’s control, are met. As of December 31, 2020 this milestone had not been achieved.
As of December 31, 2020, the Company recorded an outstanding convertible note payable balance of $4.4 million, and accrued interest of $1.0 million, related to the February 2019 Convertible Note.
Paycheck Protection Loan
In April 2020, the Company obtained a $1.1 million loan through Pacific Western Bank under the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act, as amended (‘‘CARES Act’’). The loan’s purpose is to maintain payroll and make rent and utilities payments as specified under the terms of the PPP. Under the PPP, borrowers may apply for loan forgiveness if the funds are used for payroll costs, mortgage interest, rent, and utilities payments over a specified term following receipt of the loan funds. During the term of the agreement, the Company utilized the loan funds for forgivable and applied for forgiveness. To the extent all or part of the PPP loan is not forgiven, the Company will be required to pay interest on the PPP loan at a rate of 1% per annum and principal and interest payments will be required through the maturity date in April 2022. The loan proceeds are recorded as a loan payable, with the amount due within one year, $0.7 million, recorded as a current liability and $0.4 million recorded as a noncurrent liability, on the Company’s balance sheet as of December 31, 2020.
The following table presents the maturity information regarding the Company’s loans and convertible promissory note (in thousands) as of December 31, 2020:
	2021	2022	2023	2023 and Thereafter	Total
Loan payable	$3,100	$—	$—	$—	$3,100
February 2019 Convertible Note	$4,494	$—	$—	$—	$4,494
Paycheck Protection Loan payable	$702	$348	$—	$—	$1,050
7. Fair Value Measurements
As of December 31, 2020 and 2019, the carrying amounts of the Company’s receivables, prepaid and other current assets, accounts payable, and accrued and other current liabilities approximate their fair values, principally due to the short-term maturities of the assets and liabilities. The recorded value of the loan payable and capital leases approximates the fair value as the interest rates approximate market interest rates.
The fair value of the preferred stock warrant liability was estimated based upon a Black-Scholes option pricing model. The Company measures certain financial assets and liabilities (cash equivalents and the warrant liability) at fair value on a recurring basis.
The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to measurements involving significant unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:
Level 1 measurements are observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2 measurements are observable inputs other than quoted prices included in Level 1 that are observable either directly or indirectly or quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 measurements are unobservable inputs in which there is little or no market data, which require the Company to develop its own assumptions.
As of December 31, 2020, the Company’s cash equivalents have been classified as Level 1 assets. The Company’s convertible preferred stock warrant liability has been valued using Level 3 inputs (see Note 11 — Warrants). The Company engaged a third-party valuation specialist who employed a hybrid method of option-pricing model (OPM) and Probability-Weighted Expected Return Method (PWERM). Under the hybrid OPM and PWERM approach, the per share value calculated under OPM and PWERM are weighted based on expected exit outcomes and the quality of the information specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied. This model also calculates the fair value of the other classes of equity, including preferred stock. This estimated preferred stock value, along with other significant unobservable inputs, was an input into a Black-Scholes option pricing model, which calculated the fair value of the preferred stock warrant liability.
The other significant unobservable inputs in this calculation are the remaining expected term, which considers the timing of a liquidation event that would net settle the awards before their contractual term expires, and the expected equity volatility, which is a statistical measure of the dispersion of returns for a given security. Volatility is determined based on select comparable public guideline companies in the same business sector.
Significant increases (decreases) in the term would result in significantly higher (lower) fair value measurements. Significant increases (decreases) in the volatility would result in significantly higher (lower) fair value measurements.
The following table shows the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands) as of December 31, 2020:
	Level 1	Level 2	Level 3
Assets: Cash equivalents	$13,533	—	$—
Liabilities: Warrant liability	—	—	474
Total	$13,533	—	$474
The following table shows the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands) as of December 31, 2019:
	Level 1	Level 2	Level 3
Assets: Cash equivalents	$21,390	—	$—
Liabilities: Warrant liability	—	—	230
Total	$21,390	—	$230
Tables providing a roll forward of the fair value, as determined by Level 3 inputs, of the Company’s convertible preferred stock warrant liability for the years ended December 31, 2020 and 2019 are included in Note 11 — Warrants.
8. Related Party Transactions
In July 2019, the Company entered into a consulting agreement with Blue Ox Healthcare Partners, LLC “Blue Ox”) to advise the Company on development of strategies with the goal to obtain widespread insurance coverage for the PreTRM test. Contemporaneously with the consulting agreement, Blue Ox participated in the initial closing of the Series D Convertible Preferred Stock financing in July 2019 and appointed its designee to the Company’s board of directors (the “Board of Directors”). The Company paid consulting fees related to the consulting agreement of $0.4 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively.
In January 2017, Laboratory Corporation of America, or Labcorp, and the Company entered into a strategic commercialization agreement contemporaneously with Labcorp’s participation in the Company’s sale of Series C Convertible Preferred Stock, par value $0.0001 per share. Under the agreement with Labcorp, amended in 2018, Labcorp is a non-exclusive distributor of the PreTRM test and performs certain sample collection, processing, and shipping services, for a fee. The Company paid fees related to this agreement of less than $0.1 million for the years ended December 31, 2020 and 2019.
On June 25, 2019, the Company entered into a master services agreement with a Healthcore Inc., a wholly-owned subsidiary of Anthem Inc. This agreement covers a range of research projects, including their role as a contract research organization for the Prematurity Risk Assessment Combined With Clinical Interventions for Improving Neonatal outcoMEs (PRIME) study. The Company paid fees related to this agreement of $1.1 million and $0.4 million for the years ended December 31, 2020 and 2019.

9. Capital Structure
Common Stock
As of December 31, 2020, the Company was authorized to issue 55,000,000 shares of $0.0001 par value common stock. Common stockholders are entitled to dividends if and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights to dividends. The holder of each share of common stock is entitled to one vote. As of December 31, 2020 and 2019, no dividends were declared.
The following shares of common stock were reserved for future issuance:
	December 31,
	2020	2019
Senior convertible preferred stock	11,928,167	9,451,206
Junior convertible preferred stock	20,889,401	20,889,401
Shares issuable under convertible note	1,383,989	1,247,663
Warrants to purchase convertible preferred stock	169,533	167,460
Warrants to purchase common stock	4,198,770	4,198,770
Options to purchase common stock	8,517,220	5,677,248
Common stock available for future issuance under the 2011 Equity Incentive Plan	807,702	93,857
Total	47,894,782	41,725,605
Convertible Preferred Stock
Issued and outstanding convertible preferred stock and its principal terms as of December 31, 2020 were as follows (in thousands, except share and per share amounts):
Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price	Aggregate Liquidation Preference	Proceeds, net of issuance costs
Series A-1 Junior Preferred Stock	1,390	1,390	$1,000.00	$1,390	$1,390
Series A-2 Junior Preferred Stock	7,941,499	7,908,277	2.50	19,771	19,595
Series B-1 Junior Preferred Stock	2,060,000	2,000,000	2.50	5,000	4,914
Series B-2 Junior Preferred Stock	5,012,500	5,000,000	4.00	20,000	19,984
Series C-1 Junior Preferred Stock	5,521,905	5,505,099	5.95	32,755	32,653
Series D Senior Preferred Stock	12,320,844	11,928,167	4.34	102,535	50,415
Total Convertible Preferred Stock	32,858,138	32,342,933		$181,451	$128,951
Issued and outstanding convertible preferred stock and its principal terms as of December 31, 2019 were as follows (in thousands, except share and per share amounts):
Series	Shares Authorized	Shares Issued and Outstanding	Original Issue Price	Aggregate Liquidation Preference	Proceeds, net of issuance costs
Series A-1 Junior Preferred Stock	1,390	1,390	$1,000.00	$1,390	$1,390
Series A-2 Junior Preferred Stock	7,941,499	7,908,277	2.50	19,771	19,595
Series B-1 Junior Preferred Stock	2,060,000	2,000,000	2.50	5,000	4,914
Series B-2 Junior Preferred Stock	5,012,500	5,000,000	4.00	20,000	19,984
Series C-1 Junior Preferred Stock	5,521,905	5,505,099	5.95	32,755	32,652
Series D Senior Preferred Stock	12,320,844	9,451,206	4.34	81,035	39,729
Total Convertible Preferred Stock	32,858,138	29,865,972		$159,951	$118,264
The 2019 issuance of Series D Convertible Preferred Stock created a senior and junior preferred stock ranking, whereby Series D Convertible Preferred Stock, which we refer to as the “Senior Preferred Stock” is senior to all other classes of Preferred Stock, which we collectively refer to as “Junior Preferred Stock” (both Junior Preferred Stock and Senior Preferred Stock together, the “convertible preferred stock”).
In July 2019, the Company authorized 12,320,844 shares of Series D Convertible Preferred Stock. Between July and December 2019, the Company issued an aggregate of 9,451,206 shares for $4.34 per share to new and existing investors in exchange for $30.0 million of proceeds, net of issuance costs, including conversion of $5.0 million of principal associated with the August 2019 Notes, and conversion of $7.8 million and $0.2 million of principal and accrued interest, respectively, associated with the November 2018 Notes, and $1.9 million and $0.1 million of principal and accrued interest, respectively, associated with the February 2019 Notes (see Note 6 — Loan and Convertible Promissory Notes).
The terms of the sale of the Series D Convertible Preferred Stock include rights and preferences that differ from the terms of the sale of the Company’s Series C-1 Convertible Preferred Stock and previous preferred stock financings. Series D Convertible Preferred Stock is senior to all other classes or series of preferred stock and includes a liquidation preference equal to two times the original issue price of $4.34.
Purchasers of Series D Convertible Preferred Stock also received 2,099,385 warrants to purchase shares of common stock of the Company at a price of $4.34 per share, and 2,099,385 warrants to purchase shares of common stock of the Company at a price of $5.21 per share. The Company allocated a portion of the proceeds of the Series D Convertible Preferred Stock Financing to the warrants based on the estimated fair value of these warrants and recorded those amounts on the accompanying Statements of Cash Flows and Statements of Convertible Preferred Stock and Stockholders’ Deficit. We refer to the foregoing transactions collectively as the “Series D Preferred Stock Financing.”
Prior to the Series D Preferred Stock Financing, the Company entered into a consulting agreement with an agency to facilitate investment from certain non-US investors. This agreement specified that the Company would pay both a fee and warrants to purchase shares of Series D Convertible Preferred Stock based on a percentage of the amount received from certain non-US investors. The Company paid fees of $0.4 million and issued 44,931 fully vested warrants to purchase shares of Series D Convertible Preferred Stock to this consultant, which the Company estimated to have a fair value of $0.2 million. The Company recognized the fees and the fair value of the warrants issued as a reduction to additional paid-in capital and recorded a corresponding preferred stock warrant liability on the accompanying Balance Sheets.
Under the terms of the Series C-1 Preferred Stock Purchase Agreement dated January 9, 2017, by and among the Company and the purchasers identified therein, as amended on February 9, 2017, Labcorp committed to purchase, and the Company authorized, 1,509,661 shares of series C-2 convertible preferred stock, par value $0.0001 per share (the “Series C-2 Convertible Preferred Stock”), for $8.28 per share, in exchange for $12.5 million in cash, subject to adjustment, and conditional upon the Company’s achievement of a milestone, as defined in the stock purchase agreement, which included achieving positive results in one of two clinical outcome studies. The Company recorded this preferred stock tranche forward obligation to issue contingently redeemable shares of Series C-2 Convertible Preferred Stock as a forward contract liability in the Company’s balance sheets at its estimated fair market value and remeasured the liability at each annual reporting period. As the milestones related to this commitment are not expected to be achieved, the Company has determined the fair value of this forward tranche liability was $0 as of December 31, 2020 and 2019. The Company reported $0 and $0.6 million of other income related to the change in fair value for the years ended December 31, 2020 and 2019, respectively.
The holders of convertible preferred stock have various rights and preferences including the following:
Dividends
The holders of convertible preferred stock are entitled to receive dividends out of any assets legally available only when, as, and if declared by the Company’s board of directors, prior to and in preference to any declaration or payment of any dividend on the common stock. Such dividends are noncumulative. As of December 31, 2020, and 2019, there were no cumulative dividends owed or in arrears.
Liquidation Preference
In the event of any liquidation, dissolution or winding up of the Company, the holders of Series D Convertible Preferred Stock then outstanding will be entitled to an amount per share equal to two times the

Series D Original Issue Price, plus all declared and unpaid dividends on such share of Series D Convertible Preferred Stock, before any payment are made to the holders of common stock, the Junior Preferred Stock or any other class or series of stock junior to the Series D Convertible Preferred Stock. If available funds and assets are not sufficient to pay the holders of Series D Convertible Preferred Stock the full amount to which they are be entitled, payments will be made on a pro rata, equal priority, pari passu basis.
After the payment of the Series D Convertible Preferred Stock preferential liquidation amount, the holders of shares of Junior Preferred Stock then outstanding, on a pari passu basis, will be entitled to an amount per share equal to the series C-1 convertible preferred stock original issue price of $5.95, series B-2 convertible preferred stock original issue price of $4.00, series B-1 convertible preferred stock and series A-2 convertible preferred stock original issue price of $2.50 or series A-1 convertible preferred stock original issue price of $1,000, as applicable, plus any dividends declared but unpaid thereon, before any payment shall be made to the holders of common stock. If available funds and assets are not sufficient to pay the holders of Junior Preferred Stock the full amount to which they are entitled, payments will be made on a pro rata, equal priority, pari passu basis.
Conversion Rights
Each outstanding share of convertible preferred stock is convertible, at the option of the holder at any time and from time to time, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the respective original issue price of the convertible preferred stock, as applicable, by the respective conversion price of the convertible preferred stock, as applicable, in effect at the time of the conversion. Conversion of all shares of convertible preferred stock is automatic upon (i) the closing of a public offering of common stock at a price per share of at least 1.2 times the original issue price of the Series D Convertible Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) resulting in at least $40.0 million of gross cash proceeds; or (ii) affirmative election of at least a majority of the shares of preferred stock outstanding.
As of December 31, 2020, the Series D Convertible Preferred Stock conversion price is equal to $4.34. As of December 31, 2020 and 2019, the series C-1 convertible preferred stock conversion price was equal to $5.95, the series B-2 convertible preferred stock conversion price was equal to $4.00, the series B-1 convertible preferred stock and series A-2 convertible preferred stock conversion prices were equal to $2.50 and the series A-1 convertible preferred stock conversion price was equal to $3.00.
The conversion price of convertible preferred stock is subject to adjustment as a result of stock dividends, splits and other equity structuring transactions, and due to subsequent sales of common stock at a lower effective price.
Redemption Rights
Each outstanding share of convertible preferred stock is redeemable by the Company at a price equal to the applicable liquidation preference per share, plus any dividends per share declared but unpaid thereon (the “Redemption Price”), in three annual installments commencing not more than 60 days after receipt by the Company at any time on or after the 5th anniversary of the Series D Convertible Preferred Stock original issue date, July 31, 2019, from the holders of at least a majority of the Series D Convertible Preferred Stock then outstanding of written notice requesting redemption of all shares of convertible preferred stock (the Redemption Request). Upon receipt of a Redemption Request, the Company will apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. Changes in the fair value of the Company’s convertible preferred stock or common stock would not affect settlement amounts. The carrying value of the convertible preferred stock has not been accreted up to its redemption value as no redemption events are considered probable as of December 31, 2020 and 2019.
Upon the occurrence of certain change in control events that are outside the Company’s control, including liquidation, sale, or transfer of the Company, holders of the convertible preferred stock can effectively cause redemption for cash. As a result, the Company has classified the convertible preferred stock as mezzanine equity on the accompanying balance sheets as the stock is contingently redeemable. The

Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because it is uncertain whether or when an event would occur that would obligate the Company to pay the liquidation preferences to holders of shares of convertible preferred stock. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur.
Voting Rights
The holders of each share of convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such share is convertible.
10. Stock-based Compensation
Equity Incentive Plans
In February 2008, the Company established the 2008 Stock Incentive Plan (the “2008 Plan”) and reserved shares of the Company’s common stock for sale and issuance under the 2008 Plan. In November 2011, the 2008 Plan was terminated and the remaining authorized shares were no longer available for future grants.
In November 2011, the Company established the 2011 Employee, Director and Consultant Equity Incentive Plan (the “2011 Plan”) and reserved shares of the Company’s common stock for sale and issuance under the 2011 Plan. The 2011 Plan provides for the grant of incentive and non-statutory stock options as well as restricted stock to employees, nonemployee directors and consultants of the Company, which are to be granted at a price that is not less than 100% of the fair value of the stock at the date of grant. Options and restricted stock generally vest over a four-year period and options generally expire ten years from the date of grant. Options are exercisable only to the extent vested. In February 2020, the Board of Directors approved an increase to the number of shares of common stock options available for grant under the 2011 Plan by 3,918,700 and reserved the same number of shares of the Company’s common stock for issuance under the 2011 Plan. As of December 31, 2020, the 2011 Plan, as amended, permits the Company to grant up to 12,709,379 shares of the Company’s common stock, plus any additional awards granted under the 2008 Plan that are forfeited, expire or are cancelled without exercise after November 8, 2011. In August 2020, the Board of Directors approved an amendment to the Plan that will automatically increase the number of shares authorized for issuance under the Plan on the first day of each fiscal year beginning in fiscal year 2021, which was 2,001,859 for 2021.
Stock Options
Unless otherwise noted, references to “options” in the subsequent disclosures, refers to the combined incentive and non-statutory stock options issued as employee and non-employee stock-based compensation, and authorized under the 2008 Plan and 2011 Plan. The following table summarizes information about these options granted and outstanding:
	Number of Shares Subject to Options Outstanding	Weighted- Average Grant Date Fair Value	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (In Years)
Outstanding – December 31, 2018	5,673,947	$0.43	$0.73	6.86
Granted	234,000	0.45	0.87
Cancelled	(186,642)	0.44	0.82
Exercised	(44,057)	0.42	0.75
Outstanding – December 31, 2019	5,677,248	$0.42	$0.73	6.04
Granted	4,036,933	0.45	0.85
Cancelled	(750,522)	0.43	0.80
Expired	(81,556)	0.62	1.16
Exercised	(364,833)	0.28	0.48
Outstanding – December 31, 2020	8,517,220	0.44	0.79	6.99
Vested and expected to vest at December 31, 2020	8,218,460	$0.44	$0.79	6.91
Vested and exercisable at December 31, 2020	4,937,617	$0.43	$0.74	5.44
Non-vested options at December 31, 2020	3,579,603	$0.45	$0.85
Total aggregate intrinsic value of options exercised during the years ended December 31, 2020 and 2019 was $0.1 million and $8.5 thousand, respectively. The total fair value of options vested for the years ended December 31, 2020 and 2019 was $0.6 million and $0.5 million, respectively.
The assumptions used to value employee stock options are as follows:
	Year Ended December 31,	Year Ended December 31,
	2020	2019
Expected volatility	52.8 – 62.1%	53.2 – 54.4%
Risk-free interest rate	0.4 – 1.2%	1.7 – 2.6%
Expected term (in years)	5.2 – 6.2	5.5 – 6.0
Expected dividends	$—	$—
The following table presents the impact of employee stock-based compensation expense in the statements of operations for the periods indicated (in thousands):
	Year Ended December 31,
	2020	2019
Research and development expense	$208	$155
Sales and marketing expense	131	74
General and administrative expense	320	153
Total employee stock-based compensation	$659	$382
Nonemployee Stock-based Compensation
During the years ended December 31, 2020 and 2019, the Company granted options to purchase 65,000 and 40,000 shares, respectively, of common stock to non-employee consultants. These options were granted in exchange for consulting services rendered and vested over the service term, which approximates the options’ vesting period. The fair value of each option on the date of grant is estimated using the Black-Scholes option model.
The fair value of each award grant had estimated assumptions as follows:
Year Ended December 31,
	2020	2019
Expected volatility	54.5 – 59.5%	52.5 – 53.7%
Risk-free interest rate	0.6 – 0.9%	1.7 – 2.7%
Expected term (in years)	9.4 – 10.0	9.2 – 10.0
Expected dividends	$—	$—
The following table presents nonemployee stock-based compensation expense in the statements of operations for the periods indicated (in thousands):
	Year Ended December 31,
	2020	2019
Research and development expense	$28	$27
Sales and marketing expense	9	25
General and administrative expense	31	4
Total nonemployee stock-based compensation	$68	$56
Total stock-based compensation expense during the years ended December 31, 2020 and 2019 was $0.7 million and $0.4 million, respectively.
At December 31, 2020, there was $1.4 million of unamortized stock-based compensation cost related to unvested stock options which is expected to be recognized over a weighted average period of 2.93 years.
11. Warrants
Warrants to purchase common stock
In conjunction with the issuance of Series D Convertible Preferred Stock, the Company issued 2,099,385 warrants to purchase common stock shares of the Company at a price of $4.34 per share, and 2,099,385 warrants to purchase shares of common stock of the Company at a price of $5.21 per share. These warrants were measured at fair value on the date of the transaction and allocated a portion of the Series D Preferred Stock Financing proceeds. The initial fair value of the common stock warrants, calculated using the Black-Scholes option pricing model, was $0.9 million. The fair value of the warrants were recognized as a component of additional paid-in capital in the accompanying financial statements. As an equity instrument these warrants are not required to be remeasured to their fair value each reporting period.
Warrants to purchase preferred stock
In conjunction with the issuance of Series D Convertible Preferred Stock, the Company issued a third-party consultant a fully-vested warrant to purchase 44,931 shares (the “2019 Warrant”) of Series D Convertible Preferred Stock at a price of $4.34 per share. The initial fair value of the 2019 Warrant was calculated using the Black-Scholes option pricing model and recorded as a reduction in additional paid-in capital associated with Series D Preferred Stock Financing. The 2019 Warrant, which increased to 47,005 shares in conjunction with the issuance of additional shares of Series D Convertible Preferred Stock in 2020, remains outstanding at December 31, 2020, and is immediately exercisable for cash, with 47,005 shares to be issued upon settlement of the 2019 Warrant. During the fiscal year, any changes in the fair value of these warrant liabilities are recorded as a component of other income (expense). Total adjustments to the fair value of this warrant liability during the years ended December 31, 2020 and 2019 resulted in other income (expense) of $(0.1) million and $1.5 thousand, respectively.

In connection with various debt financings, refinancing, and amendments to the Loan Agreement with the Bank, the Company has, from time to time, issued warrants to purchase shares of Series A-2, B-1, B-2, and C-1 Convertible Preferred Stock. Each of these warrants are exercisable for cash, fully-vested at the grant date, and have a ten-year expiration. The initial fair values of each these warrants was calculated using the Black-Scholes option pricing model and recorded as a reduction to the carrying value of the bank loan payable in the year of issuance. During the fiscal year, any changes in the fair value of these warrant liabilities are recorded in interest expense. Total adjustments to the fair value of these warrant liabilities during the years ended December 31, 2020 and 2019 resulted in $0.2 million of interest expense and a $0.2 million reduction of interest expense, respectively.
The following table summarizes the warrants to purchase convertible preferred stock and the fair value as of December 31, 2020 and 2019 (in thousands, except share and per share amounts):
Related Series	Grant Date	Number of Warrants	Exercise Price	Fair Value Year-Ended December 31,
				2020	2019
Series A-2	Sep 2012	26,000	$2.50	$41	$7
Series A-2	Sep 2014	7,222	$2.50	13	4
Series B-1	Dec 2014	60,000	$2.50	113	30
Series B-2	Dec 2015	12,500	$4.00	22	6
Series C-1	Mar 2017	16,806	$5.95	31	10
Series D	Jul 2019	47,005	$4.34	254	173
Total		169,533		$474	$230
All warrants outstanding to purchase convertible preferred stock were remeasured as of December 31, 2020 and 2019, using the Black-Scholes option-pricing model with the following assumptions:
	Year Ended December 31,
	2020	2019
Series A-2 stock price fair value	$3.41	$1.53
Series B-1 stock price fair value	$3.41	$1.53
Series B-2 stock price fair value	$3.58	$1.71
Series C-1 stock price fair value	$3.89	$2.02
Series D stock price fair value	$7.35	$5.70
Expected volatility	59.5 – 72.5%	49.8 – 53.2%
Risk-free interest rate	0.1 – 0.9%	1.6 – 1.9%
Expected term (in years)	1.7 – 9.1	2.7 – 9.8
Expected dividends	$—	$—
Liability classification requires the warrants to be remeasured to their fair value at each reporting period. As of December 31, 2020 and 2019, the fair value of preferred stock warrants outstanding was $0.5 million and $0.2 million, respectively, and was recorded in warrant liability as a long-term liability in the accompanying balance sheets.

The following is a summary of the Company’s preferred stock warrant liability activity for the years ended December 31, 2020 and 2019 (in thousands):
Warrant Liability Outstanding
Outstanding – December 31, 2018	$240
Valuation of warrants to purchase preferred stock at issuance of Series D warrants	175
Net decrease in fair value of preferred stock warrants	(185)
Outstanding – December 31, 2019	$230
Net increase in fair value of preferred stock warrants	244
Outstanding – December 31, 2020	$474
12. Commitments and Contingences
Operating Leases
The Company leases a total of approximately 21,800 square feet of office and laboratory space under a single non-cancelable operating lease with a termination date of December 31, 2022. Under the terms of the lease agreement, the Company has an option to renew the lease for one additional five-year rental period. The lease included a tenant improvement allowance from the landlord for structural and cosmetic changes to the new space. The tenant improvements were completed and delivery of possession occurred on September 1, 2018. The tenant improvement allowance has been accounted for as a liability of the Company within deferred rent and is amortized monthly as a reduction to rent expense. A corresponding leasehold improvement asset has been recorded with monthly depreciation being recorded as depreciation expense.
Scheduled base rent increases of 3% occur annually each August. The Company recognized rent expense on a straight-line basis over the term of the operating lease. The difference in actual amounts paid and amounts recorded as rent expense during the period was recorded as deferred rent on the accompanying balance sheets. For the years ended December 31, 2020 and 2019, the Company recognized rent expense of $0.4 million. Amounts classified as deferred rent at December 31, 2020 and 2019 totaled $0.3 million and $0.4 million, respectively.
Capital Leases
The full value of all leased equipment, including advance payments, are classified as assets on the Company’s balance sheets. The portion of the future payments designated as principal repayment are classified as a capital lease obligation. As of December 31, 2020 and 2019, the Company classified the aggregate amount of scheduled capital lease obligation payments due within twelve months of the date of the financial statements, $0.1 million, as a current liability, and the remaining $0.1 million due thereafter, in other liabilities.
The following table presents the Company’s future minimum lease payments as of December 31, 2020 (in thousands):
	2021	2022	2023	2024 and Thereafter	Total
Operating leases	$545	$554	$—	$—	$1,099
Capital leases	80	80	55	—	215
Total	$625	$634	$55	$—	$1,314
Indemnification
The Company has agreed to indemnify its officers and directors for certain events or occurrences, while the officer or director is or was serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company purchases director and officer insurance coverage that provides for corporate reimbursements of covered obligations that limits the

Company’s exposure and enables it to recover a portion of potential future amounts paid. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2020 and 2019. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements.
Employee Agreements
The Company has signed various employment agreements with key executives pursuant to which if their employment is terminated by the Company without cause or by the employees for good reason, or following a change in control of the Company, the employees are entitled to receive certain benefits, including severance payments, accelerated vesting of stock and stock options, and certain insurance benefits.
Legal Matters
The Company is not currently a party to any material litigation or other material legal proceedings. The Company may, from time to time, be involved in various legal proceedings arising from the normal course of business activities, and an unfavorable resolution of any of these matters could materially affect the Company’s future results of operations, cash flows, or financial position.
13. Retirement Savings Plan
In 2012, the Company established a savings plan available to all eligible employees, which qualifies under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan amounts of their pre-tax salary subject to statutory limitations. Annually, the Company’s board of directors determines the amount, if any, of a Company match. The Company has not provided a match for the years ended December 31, 2020 or 2019.
14. Income Taxes
The Company has not recorded any income tax expense for the years ended December 31, 2020 and 2019, due to its history of operating losses.
The provision for income taxes includes the following components for the years ended December 31, 2020 and December 31, 2019 (in thousands):
		2020	2019
Current:	Federal	$—	$—
	State	—	—
	Total current provision	$—	$—
Deferred	Federal	$3,658	$3,535
	State	1,498	1,142
	Change in valuation allowance	(5,156)	(4,676)
	Total deferred provision	$—	$—
Total Income tax benefit (provision)		$—	$—

The benefit (provision) for income taxes differs from the amount computed at federal statutory rates as follows (in thousands):
	2020		2019
Computed Federal income tax benefit (expense) at the statutory rate	$4,167	21.00%	$3,469	21.00%
R&D credits	304	1.53%	351	2.15%
Equity-based expenses	(136)	-0.68%	(34)	-0.21%
State income taxes, net of federal benefit	1,065	5.36%	958	5.79%
State net operating loss carryforward true up	49	0.25%	(127)	-0.77%
Other	(294)	-1.48%	58	0.35%
Valuation allowance	(5,156)	-25.98%	(4,676)	-28.31%
Income tax benefit (provision)	$—	—	$—	—
Significant components of the Company’s net deferred income tax assets (liabilities) are as follows (in thousands):
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$31,234	$26,607
R&D	2,033	1,729
Accruals and reserves	419	338
Deferred revenue	—	11
Equity-based compensation	220	169
Other	2	2
Total deferred tax asset before allowance	$33,908	$28,856
Less: valuation allowance	(33,864)	(28,708)
Total deferred tax asset	44	148
Deferred tax liabilities:
Depreciation and amortization	(44)	(148)
Net deferred tax assets	—	—
Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated is the cumulative loss incurred since inception.
Such objective evidence limits the ability to consider other subjective evidence such as the Company’s projections for future growth.
On the basis of this evaluation, a full valuation allowance of $33.9 million and $28.7 million has been recorded as of December 31, 2020 and 2019, as it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increased by $5.2 million and $4.7 million for the years ended December 31, 2020 and 2019, respectively. Accordingly, there is no tax benefit presented in the accompanying financial statements.
As of December 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of approximately $125.1 million and $79.0 million, respectively. Of the federal net operating loss carryforward amount, $54.9 million can be carried forward indefinitely, while the remainder begins to expire after 2028, if not utilized. The state net operating loss carryforward amounts begin to expire at various dates after 2023.
We have not completed a Section 382 analysis under the Internal Revenue Code regarding the limitation of NOL and credit carryforwards. If a change in ownership were to occur, the annual limitation may result in the expiration of NOL carryforwards and credits before utilization.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s NOL and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. There are currently no federal or state tax audits in progress. All prior tax years remain subject to examination by Federal and State of Utah authorities due to the existence of net operating loss carryforwards.
The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities, based on technical merits. The reversal of the uncertain tax positions would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets. As of December 31, 2020 and 2019, the Company did not record any material interest expense or penalties related to uncertain tax positions or the settlement of audits for prior periods. The Company does not expect a significant increase or decrease in its uncertain tax positions within the next 12 months. A reconciliation of the beginning and ending amount of uncertain tax positions (in thousands):
	Year Ended December 31,
	2020	2019
Balance at the beginning of the year	$1,152	$918
Gross increases – prior period	—	—
Gross increases – current period	202	234
Balance at the end of the year	$1,354	$1,152
15. Net loss per share
The following table sets forth the computation of the basic and diluted net loss per share (in thousands, except share and per share amounts):
	Year Ended December 31,
	2020	2019
Net loss	$(19,848)	$(16,521)
Weighted average common stock outstanding, basic and diluted	3,234,476	3,153,654
Net loss per share – basic and diluted	$(6.14)	$(5.24)
The Company excluded the following potentially dilutive securities, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because their impact under the “treasury stock method” and “if-converted method” would have been an anti-dilutive:
	December 31,
	2020	2019
Senior convertible preferred stock	11,928,167	9,451,206
Junior convertible preferred stock	20,889,401	20,889,401
Shares issuable under convertible note	1,383,989	1,247,663
Warrants to purchase convertible preferred stock	169,533	167,460
Warrants to purchase common stock	4,198,770	4,198,770
Options to purchase common stock	8,517,220	5,677,248
Total	47,087,080	41,631,748
16. Subsequent Events
The Company has performed an evaluation of its subsequent events through March 26, 2021, which is the date the financial statements were available to be issued.

In February 2021, the Company entered into a Commercial Collaboration Agreement with Anthem, Inc. and its Affiliates (Anthem). This agreement provides defined reimbursement within a defined period for use of the PreTRM test within Anthem’s network of covered members.
In February 2021, the Company extended the maturity date of its February 2019 Convertible Note to March 28, 2021. On March 24, 2021 the Company repaid the outstanding principal balance of $4.5 million and accrued interest of $1.1 million related to this Note.
On March 24, 2021, the Company repaid the outstanding principal of $2.0 million, accrued interest of $6 thousand, and Final Payment Fee of $0.1 million related to its Bank Loan with Pacific Western Bank.
Between February and April 2021, the Board of Directors increased the number of authorized common shares to 83,000,000 and authorized the issuance of up to 17,529,215 shares of Series E Convertible Preferred Stock. During this period the Company issued an aggregate of 16,744,569 shares of Series E Convertible Preferred Stock for $5.99 per share to new and existing investors in exchange for $100.1 million, net of issuance costs. In conjunction with this financing, the Company also issued a warrant to purchase 1,501,502 shares of Common Stock of the Company at a price of $9.99. The issuance of Series E Convertible Preferred Stock changed the date on which the Company can redeem the Preferred Stock from at any time on or after the 5th anniversary of the Series D Original Issue Date of July 31, 2019 to the 5th anniversary of the Series E Original Issue Date of February 23, 2021.

         Shares
Common Stock
Citigroup	Cowen	William Blair
           , 2021
Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:
Amount
SEC registration fee	$
FINRA filing fee
Initial Nasdaq Global Market listing fee
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses
Total	$
ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as

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such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.
Our Sixth Amended and Restated Certificate of Incorporation, or the Charter, which will become effective upon completion of the offering, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.
The Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.
Our Amended and Restated By-Laws, or the By-Laws, which will become effective upon completion of the offering, provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article           of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.
In addition, the By-Laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article           of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article           of the By-Laws.
In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.
We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

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ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, warrants and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.
(a) Preferred Stock Issuances
From July 2019 to February 2020, we issued an aggregate of 8,348,707 shares of Series D convertible preferred stock at a purchase price of $4.34 per share for aggregate gross consideration of $36.2 million. During the same period, we issued an aggregate of 3,579,460 shares of Series D convertible preferred stock upon the conversion of a series of convertible promissory notes previously issued to certain noteholders.
From February to April 2021, we issued an aggregate of 16,744,569 shares of our Series E convertible preferred stock at a purchase price of $5.99 per share for aggregate consideration of $100.3 million.
(b) Option Issuances
Since January 1, 2018, we have granted to employees, officers, directors, consultants and other service providers options to purchase an aggregate of 4,888,933 shares of our common stock, with exercise prices ranging from $0.81 to $1.04 per share, pursuant to the 2011 Employee, Director and Consultant Equity Incentive Plan, or the 2011 Plan. Since January 1, 2018, 443,763 shares of common stock have been issued upon the exercise of stock options pursuant to the 2011 Plan.
No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.
(c) Warrant Issuances
In connection with our Series D Preferred Stock Financing, we issued warrants to purchase an aggregate of 2,099,384 shares of common stock initially exercisable at a price of $4.34 per share and warrants to purchase an aggregate of 2,099,384 shares of common stock initially exercisable at a price of $5.21 per share.
In connection with our Series E Preferred Stock Financing, we issued warrants to purchase an aggregate of 1,501,502 shares of common stock initially exercisable at a price of $9.99 per share.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits.
Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Certificate of Incorporation, as amended.
3.2*	Form of Amended and Restated Certificate of Incorporation (to be effective upon completion of the offering).
3.3*	By-Laws of the Registrant.
3.4*	Form of Amended and Restated By-Laws (to be effective upon completion of this offering).
4.1*	Specimen Common Stock Certificate.
4.2	Form of Common Stock Purchase Warrant - I.
4.3	Form of Common Stock Purchase Warrant - II.

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Exhibit Number	Description of Exhibit
4.4*	Form of Series E Warrant.
5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1*	Form of Indemnification Agreement.
10.2*#	2011 Employee, Director and Consultant Equity Incentive Plan.
10.3*#	2021 Employee, Director and Consultant Equity Incentive Plan.
10.4†	Commercial Collaboration Agreement, dated as of February 17, 2021, by and between Anthem, Inc. and the Registrant.
10.5†	Laboratory Services Agreement, effective as of November 10, 2020, by and among Anthem Health Insurance and Amerigroup Corporation and the Registrant.
10.6.1†	Commercialization Agreement, dated as of January 9, 2017, by and between Laboratory Corporation of America Holdings and the Registrant.
10.6.2†	First Amendment to the Commercialization Agreement, dated as of June 25, 2018, by and between Laboratory Corporation of America Holdings and the Registrant.
10.6.3	Second Amendment to the Commercialization Agreement, dated as of January 25, 2021, by and between Laboratory Corporation of America Holdings and the Registrant.
10.7#	Employment Agreement by and between the Registrant and Gregory C. Critchfield, M.D., dated November 8, 2011.
10.8#	Employment Agreement by and between the Registrant and Jay M. Moyes, dated March 24, 2020.
10.9#	Employment Agreement by and between the Registrant and Douglas C. Fisher, dated January 27, 2015.
10.10#	Employment Agreement by and between the Registrant and Nadia Altomare, dated May 15, 2017.
10.11#	Employment Agreement by and between the Registrant and John J. Boniface, dated March 14, 2012.
10.12#	Employment Agreement by and between the Registrant and Garrett Lam, dated June 13, 2018.
10.13#	Separation Agreement by and between the Registrant and Garrett Lam, dated June 19, 2020.
10.14#	Offer Letter by and between the Registrant and John Peltier, dated July 8, 2016.
10.15*	Lease Agreement, effective as of August 1, 2017, by and between Eastland Regency, L.C. and the Registrant.
21.1	Subsidiaries of Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.3*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
ITEM 17.   UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, Utah, on the      day of                 , 2021.
SERA PROGNOSTICS, INC.

Gregory C. Critchfield, M.D., M.S.
Chairman, President and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
We, the undersigned directors and officers of Sera Prognostics, Inc. (the “Company”), hereby severally constitute and appoint Gregory C. Critchfield, M.D., M.S. and Jay Moyes, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Gregory C. Critchfield, M.D., M.S.	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	, 2021
Jay Moyes	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	, 2021
Denny Farrar	Director	, 2021
Joshua Phillips	Director	, 2021
Mansoor Raza Mirza, M.D.	Director	, 2021
Ryan Trimble	Director	, 2021

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Signature	Title	Date
Kim Kamdar, Ph.D.	Director	, 2021
Michael F. Minahan	Director	, 2021
Elizabeth Canis	Director	, 2021
Marcus Wilson, Pharm.D.	Director	, 2021
Charles D. Kennedy, M.D.	Director	, 2021
Joseph Siletto	Director	, 2021

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